Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

EXHIBIT 99.1

SUBJECT TO COMPLETION, DATED MAY 14, 2012

INFORMATION STATEMENT

KRAFT FOODS GROUP, INC.

Three Lakes Drive

Northfield, IL 60093

Common Stock

(no par value)

We are sending you this Information Statement in connection with Kraft Foods Inc.’s spin-off of its wholly owned subsidiary, Kraft Foods Group, Inc., or “Kraft Foods Group.” To effect the spin-off, Kraft Foods Inc., or “Kraft ParentCo,” will distribute all of the shares of Kraft Foods Group common stock on a pro rata basis to the holders of Kraft ParentCo common stock. We expect that the distribution of Kraft Foods Group common stock will be tax-free to Kraft ParentCo’s U.S. shareholders for U.S. federal income tax purposes, except for cash that shareholders receive in lieu of fractional shares.

If you are a record holder of Kraft ParentCo common stock as of the close of business on                     , 2012, which is the record date for the distribution, you will be entitled to receive              shares of Kraft Foods Group common stock for every              shares of Kraft ParentCo common stock you hold on that date. Kraft ParentCo will distribute the shares of Kraft Foods Group common stock in book-entry form, which means that we will not issue physical stock certificates. The distribution agent will not distribute any fractional shares of Kraft Foods Group common stock. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to each holder (net of any required withholding for taxes applicable to each holder) who would otherwise have been entitled to receive a fractional share in the distribution.

The distribution will be effective as of 5:00 p.m., New York City time, on                     , 2012. Immediately after the distribution becomes effective, we will be an independent, publicly traded company.

Kraft ParentCo’s shareholders are not required to vote on or take any other action in connection with the spin-off. We are not asking you for a proxy, and you are requested not to send us a proxy. Kraft ParentCo’s shareholders will not be required to pay any consideration for the shares of Kraft Foods Group common stock they receive in the spin-off, surrender or exchange their shares of Kraft ParentCo common stock or take any other action in connection with the spin-off.

Kraft ParentCo currently owns all of the outstanding shares of Kraft Foods Group common stock. Accordingly, no trading market for Kraft Foods Group common stock currently exists. We expect, however, that a limited trading market for Kraft Foods Group common stock, commonly known as a “when-issued” trading market, will develop as early as two trading days prior to the record date for the distribution, and we expect “regular-way” trading of Kraft Foods Group common stock will begin on the first trading day after the distribution date. We intend to list Kraft Foods Group common stock on the                      under the symbol “             .”

In reviewing this Information Statement, you should carefully consider the matters described in the section entitled “Risk Factors” beginning on page 18 of this Information Statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

This Information Statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this Information Statement is                     , 2012.

Kraft ParentCo first mailed a Notice of Internet Availability of Information Statement Materials containing instructions on how to access this Information Statement to its shareholders on or about                     , 2012.

i

SUMMARY

This summary highlights selected information from this Information Statement and provides an overview of our company, our separation from Kraft ParentCo and Kraft ParentCo’s distribution of our common stock to Kraft ParentCo’s shareholders. For a more complete understanding of our business and the spin-off, you should read the entire Information Statement carefully, particularly the discussion of “Risk Factors” beginning on page 18 of this Information Statement, and our audited and unaudited condensed historical combined financial statements and unaudited pro forma combined financial statements and the notes to those statements appearing elsewhere in this Information Statement.

In this Information Statement, unless the context otherwise requires:

•	“Kraft Foods Group,” “we,” “our” and “us” refer to Kraft Foods Group, Inc. and its combined subsidiaries, after giving effect to the Internal Reorganization and the Distribution, and

•	“Kraft ParentCo” refers to Kraft Foods Inc. and its consolidated subsidiaries, other than, for all periods following the Spin-Off, Kraft Foods Group.

“Internal Reorganization,” “Distribution” and “Spin-Off” are defined below. Coincident with the Spin-Off and subject to its shareholders’ approval, Kraft ParentCo will change its name to Mondelēz International, Inc.

Prior to Kraft ParentCo’s distribution of the shares of our common stock to its shareholders, Kraft ParentCo will undertake a series of internal transactions, following which:

(i)	Kraft ParentCo will hold, in addition to the shares of our common stock:

(a)	its current U.S. and Canadian snacks and confectionery business, including the related foodservice operations, but excluding the Planters and Corn Nuts businesses, which we refer to collectively as the “Snacks Business Lines,” and

(b)	all of its current businesses conducted outside of the United States and Canada, except for the North American Grocery Export Business described below (we refer to these businesses and the Snacks Business Lines collectively as the “Global Snacks Business”), and

(ii)	we will hold:

(a)	Kraft ParentCo’s current U.S. and Canadian grocery, beverages, cheese, convenient meals, Planters and Corn Nuts businesses, including the related foodservice operations and the grocery business operations in Puerto Rico (excluding the powdered and liquid concentrate beverages businesses in Puerto Rico), which we refer to collectively as the “Grocery Business Lines,” and

(b)	Kraft ParentCo’s current export operations related to the Grocery Business Lines in the United States and Canada, except for the Philadelphia cream cheese and certain powdered and liquid concentrate beverage businesses in a number of jurisdictions and the businesses related to certain branded products that Kraft ParentCo will market and sell in a limited number of countries outside of the United States and Canada (we refer to these export operations collectively as the “North American Grocery Export Business” and to the Grocery Business Lines and the North American Grocery Export Business collectively as the “North American Grocery Business”).

The Snacks Business Lines’ products are generally consistent with those types of products sold by the businesses conducted within Kraft ParentCo’s U.S. Snacks segment, excluding the Planters and Corn Nuts businesses, as reported in Kraft ParentCo’s annual report on Form 10-K for the year ended December 31, 2011, or “Kraft ParentCo’s Form 10-K.” The Grocery Business Lines’ products are generally consistent with those types of products sold by (i) the businesses conducted within Kraft ParentCo’s U.S. Beverages, U.S. Cheese, U.S. Convenient Meals and U.S. Grocery segments, in each case, as reported in Kraft ParentCo’s Form 10-K, and (ii) the Planters and Corn Nuts businesses. In addition, certain specified net liabilities will be allocated between Kraft ParentCo and us as described under “Certain Relationships and Related Party Transactions—Agreements with Kraft ParentCo—Separation and Distribution Agreement.”

We refer to:

•

the series of internal transactions described under “Certain Relationships and Related Party Transactions—Agreements with Kraft ParentCo—Separation and Distribution Agreement” that will result in this division of businesses as the “Internal Reorganization,”

•	Kraft ParentCo’s distribution of the shares of our common stock to its shareholders as the “Distribution” and

•	the Internal Reorganization and the Distribution collectively as the “Spin-Off.”

Our Company

Kraft Foods Group operates one of the most admired food and beverage businesses in North America. Upon our Spin-Off from Kraft ParentCo, we will be one of the largest consumer packaged food and beverage companies in North America and one of the largest worldwide among publicly traded consumer packaged food and beverage companies, based on our 2011 combined net revenues of $18.7 billion. We manufacture and market food and beverage products, including convenient meals, refreshment beverages and coffee, cheese and other grocery products, primarily in the United States and Canada, under a host of iconic brands. Our product categories span breakfast, lunch and dinner meal occasions, both at home and in foodservice locations.

Our diverse brand portfolio consists of many of the most popular food brands in North America, including three brands with annual net revenues exceeding $1 billion each – Kraft cheeses, dinners and dressings; Oscar Mayer meats; and Maxwell House coffees – plus over 20 brands with annual net revenues of between $100 million and $1 billion each. In the United States, based on dollar share in 2011, we hold the number one branded share position in a majority of our 50 product categories, as well as in 18 of our top 20 product categories. These 18 product categories contributed approximately 75% of our 2011 U.S. retail net revenues. We hold the number two branded share position in the other two product categories.

We believe our competitive strengths include our:

•	superior brand portfolio,

•	significant scale in North America,

•	diverse category profile,

•	reputation for high quality products,

•	strong innovation culture and pipeline,

•	deep consumer knowledge,

•	long-standing relationships with major retailers and

•	experienced management team.

As a result of these strengths, combined with our ongoing focus on productivity and operating efficiency, we believe we have achieved category-leading profit margins in almost all of our key product categories. Our business has generated significant cash flow, which we believe will enable us to continue to invest in the development and continual rejuvenation of our brands and return value to our shareholders. Our goal as an independent public company is to deliver superior operating income, strong cash flows and a highly competitive dividend payout while driving revenue growth in our key product categories. To achieve this goal, we intend to build on our leading market positions, remain sharply focused on cost structure and superior execution and invest in employee and organization excellence.

Other Information

We were initially organized as a Delaware corporation in 1980. In March 2012, we redomesticated to Virginia and changed our name from “Kraft Foods Global, Inc.” to “Kraft Foods Group, Inc.” After the Spin-Off, our principal executive offices will be located at Three Lakes Drive, Northfield, IL 60093. Our telephone number is (847) 646-2000. Our Web site address is             . Information contained on, or connected to, our Web site or Kraft ParentCo’s Web site does not and will not constitute part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is a part.

The Spin-Off

Overview

On August 4, 2011, Kraft ParentCo announced plans to create two independent public companies: the Global Snacks Business and the North American Grocery Business. To effect the separation, first, Kraft ParentCo will undertake the Internal Reorganization described under “Certain Relationships and Related Party Transactions—Agreements with Kraft ParentCo—Separation and Distribution Agreement.” Following the Internal Reorganization, Kraft ParentCo will hold the Global Snacks Business, and Kraft Foods Group, Kraft ParentCo’s wholly owned subsidiary, will hold the North American Grocery Business. Then, Kraft ParentCo will distribute all of Kraft Foods Group’s common stock to Kraft ParentCo’s shareholders, and Kraft Foods Group, holding the North American Grocery Business, will become an independent, publicly traded company.

Before the Spin-Off, we intend to enter into a Separation and Distribution Agreement and several other agreements with Kraft ParentCo related to the Spin-Off. These agreements will govern the relationship between Kraft ParentCo and us up to and after completion of the Spin-Off and allocate between Kraft ParentCo and us various assets, liabilities and obligations, including employee benefits, intellectual property and tax-related assets and liabilities. See “Certain Relationships and Related Party Transactions—Agreements with Kraft ParentCo” for more detail.

The Spin-Off described in this Information Statement is subject to the satisfaction or waiver of a number of conditions. In addition, Kraft ParentCo has the right not to complete the Spin-Off if, at any time, Kraft ParentCo’s board of directors, or the “Kraft ParentCo Board,” determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Kraft ParentCo or its shareholders or is otherwise not advisable. See “The Spin-Off—Conditions to the Spin-Off” for more detail.

Questions and Answers about the Spin-Off

The following provides only a summary of the terms of the Spin-Off. You should read the section entitled “The Spin-Off” in this Information Statement for a more detailed description of the matters described below.

Q:	What is the Spin-Off?

A:	The Spin-Off is the method by which we will separate from Kraft ParentCo. In the Spin-Off, Kraft ParentCo will distribute to its shareholders all of the shares of our common stock. Following the Spin-Off, we will be a separate company from Kraft ParentCo, and Kraft ParentCo will not retain any ownership interest in us.

Q:	Will the number of Kraft ParentCo shares I own change as a result of the Distribution?

A:	No, the number of shares of Kraft ParentCo common stock you own will not change as a result of the Distribution.

Q:	What are the reasons for the Spin-Off?

A:	The Kraft ParentCo Board believes that creating two public companies will present a number of opportunities:

•

The Spin-Off will allow each company to focus on its distinct growth profile, product categories, distribution systems and strategic priorities, with customized cultures, organizational structures, operating models and financial targets that best fit its own business, markets and unique opportunities.

•

The Spin-Off will allow each company to allocate resources and deploy capital in a manner consistent with its distinct operational focus and strategic priorities in order to optimize total returns to shareholders.

•	The Spin-Off will allow investors to value Kraft ParentCo and Kraft Foods Group based on their particular operational and financial characteristics and thus invest accordingly.

Q:	Why is the separation of Kraft Foods Group structured as a spin-off?

A:	Kraft ParentCo believes that a distribution of our shares is the most efficient way to separate our business from Kraft ParentCo in a manner that will achieve the above objectives.

Q:	What will I receive in the Spin-Off?

A:	As a holder of Kraft ParentCo common stock, you will receive shares of our common stock for every shares of Kraft ParentCo common stock you hold on the Record Date (as defined below). The distribution agent will distribute only whole shares of our common stock in the Spin-Off. See “—How will fractional shares be treated in the Distribution?” for more information on the treatment of the fractional shares you are entitled to receive in the Distribution. Your proportionate interest in Kraft ParentCo will not change as a result of the Spin-Off. For a more detailed description, see “The Spin-Off.”

Q:	What is being distributed in the Spin-Off?

A:	Kraft ParentCo will distribute approximately million shares of our common stock in the Spin-Off, based on the approximately million shares of Kraft ParentCo common stock outstanding as of , 2012. The actual number of shares of our common stock that Kraft ParentCo will distribute will depend on the number of shares of Kraft ParentCo common stock outstanding on the Record Date. The shares of our common stock that Kraft ParentCo distributes will constitute all of the issued and outstanding shares of our common stock immediately prior to the Distribution. For more information on the shares being distributed in the Spin-Off, see “Description of Our Capital Stock—Common Stock.”

Q:	What is the record date for the Distribution?

A:	Kraft ParentCo will determine record ownership as of the close of business on , 2012, which we refer to as the “Record Date.”

Q:	When will the Distribution occur?

A:	The Distribution will be effective as of 5:00 p.m., New York City time, on , 2012, which we refer to as the “Distribution Date.” On or shortly after the Distribution Date, the whole shares of our common stock will be credited in book-entry accounts for shareholders entitled to receive the shares in the Distribution. We expect the distribution agent, acting on behalf of Kraft ParentCo, to take about one week after the Distribution Date to fully distribute to Kraft ParentCo shareholders any cash in lieu of the fractional shares they are entitled to receive. See “—How will Kraft ParentCo distribute shares of our common stock?” for more information on how to access your book-entry account or your bank, brokerage or other account holding the Kraft Foods Group common stock you receive in the Distribution.

Q:	What do I have to do to participate in the Distribution?

A:	You are not required to take any action, but we urge you to read this document carefully. Shareholders of Kraft ParentCo common stock on the Record Date will not need to pay any cash or deliver any other consideration, including any shares of Kraft ParentCo common stock, in order to receive shares of our common stock in the Distribution.

Q:	Is shareholder approval required for the Spin-Off?

A:	No. Kraft ParentCo is a Virginia corporation governed by the Virginia Stock Corporation Act, or the “Virginia Act.” Under the Virginia Act, the Kraft ParentCo Board, acting in accordance with the directors’ legal duties, has the authority to approve Kraft ParentCo’s transactions, except for certain types of transactions that expressly require shareholder approval. The Spin-Off is not one of the types of transactions that require shareholder approval under the Virginia Act. Further, Kraft ParentCo will effect the Spin-Off by distributing all shares of our common stock pro rata to Kraft ParentCo’s shareholders. Under the Virginia Act and Kraft ParentCo’s amended and restated articles of incorporation and amended and restated bylaws, the Kraft ParentCo Board has the express authority to declare distributions to shareholders without shareholder approval. Accordingly, no shareholder approval of the Spin-Off is required under applicable law, and Kraft ParentCo is not seeking shareholder approval. Neither Kraft ParentCo nor we are asking you for a vote or requesting that you send us a proxy card.

Q:	If I sell my shares of Kraft ParentCo common stock on or before the Distribution Date, will I still be entitled to receive shares of Kraft Foods Group common stock in the Distribution?

A:	If you hold shares of Kraft ParentCo common stock on the Record Date and decide to sell them on or before the Distribution Date, you may choose to sell your Kraft ParentCo common stock with or without your entitlement to our common stock. You should discuss these alternatives with your bank, broker or other nominee. See “The Spin-Off—Trading Prior to the Distribution Date” for more information.

Q:	How will Kraft ParentCo distribute shares of our common stock?

A:	Registered shareholders: If you are a registered shareholder (meaning you hold physical Kraft ParentCo stock certificates or you own your shares of Kraft ParentCo common stock directly through an account with Kraft ParentCo’s transfer agent, Wells Fargo Shareowner Services), the distribution agent will credit the whole shares of our common stock you receive in the Distribution to your Wells Fargo book-entry account on or shortly after the Distribution Date. About one week after the Distribution Date, the distribution agent will mail you a Wells Fargo book-entry account statement that reflects the number of whole shares of our common stock you own, along with a check for any cash in lieu of fractional shares you are entitled to receive. You will be able to access information regarding your book-entry account holding the Kraft Foods Group shares at www.shareowneronline.com using the same credentials that you use to access your Kraft ParentCo account or via our transfer agent’s interactive voice response system at (866) 655-7238.

“Street name” or beneficial shareholders: If you own your shares of Kraft ParentCo common stock beneficially through a bank, broker or other nominee, your bank, broker or other nominee will credit your account with the whole shares of our common stock you receive in the Distribution on or shortly after the Distribution Date. Please contact your bank, broker or other nominee for further information about your account.

We will not issue any physical stock certificates to any shareholders, even if requested. See “The Spin-Off—When and How You Will Receive Kraft Foods Group Shares” for a more detailed explanation.

Q:	How will fractional shares be treated in the Distribution?

A:	The distribution agent will not distribute any fractional shares of our common stock in connection with the Spin-Off. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices on behalf of Kraft ParentCo shareholders entitled to receive a fractional share. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to these holders (net of any required withholding for taxes applicable to each holder). We anticipate that the distribution agent will make these sales in the “when-issued” market, and when-issued trades will generally settle within four trading days following the Distribution Date. See “—How will Kraft Foods Group common stock trade?” for additional information regarding when-issued trading and “The Spin-Off—Treatment of Fractional Shares” for a more detailed explanation of the treatment of fractional shares.

Q:	What are the U.S. federal income tax consequences of the Distribution to me?

A:	The Distribution is conditioned on the receipt and continued validity of a private letter ruling from the U.S. Internal Revenue Service, or the “IRS,” which Kraft ParentCo requested, and an opinion of tax counsel, each to the effect that, subject to the accuracy of and compliance with certain representations, assumptions and covenants:

(i)	the Contribution and Internal Distribution described under “Certain Relationships and Related Party Transactions—Agreements with Kraft ParentCo—Separation and Distribution Agreement” will qualify for non-recognition of gain or loss to Kraft ParentCo and us pursuant to Sections 368 and 355 of the Internal Revenue Code of 1986, or the “Code” (except, in the case of the private letter ruling, to the extent the IRS generally will not rule on certain transfers of intellectual property, which will be covered solely by the opinion), and

(ii)	the Distribution will qualify for non-recognition of gain or loss to Kraft ParentCo and Kraft ParentCo’s shareholders pursuant to Section 355 of the Code, except to the extent of cash received in lieu of fractional shares.

As described more fully in “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Contribution, Internal Distribution and Distribution,” a U.S. holder (as defined in that section) generally will not recognize any gain or loss, and will not include any amount in income, for U.S. federal income tax purposes, upon receiving our common stock in the Distribution, except for any gain or loss recognized with respect to cash the shareholder receives in lieu of fractional shares. In addition, each U.S. holder’s aggregate basis in its Kraft ParentCo common stock and our common stock received in the Distribution, including any fractional shares to which the U.S. holder is entitled, will equal the aggregate basis the U.S. holder had in its Kraft ParentCo common stock immediately prior to the Distribution, allocated in proportion to Kraft ParentCo’s and our common stock’s fair market value at the time of the Distribution. See “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Contribution, Internal Distribution and Distribution” for information regarding the determination of fair market value for purposes of allocating basis.

Tax matters are complicated. The tax consequences to you of the Distribution depend on your individual situation. You should consult your own tax advisor regarding those consequences,

including the applicability and effect of any U.S. federal, state and local, as well as foreign, tax laws and of changes in applicable tax laws, which may result in the Distribution being taxable to you. See “Risk Factors—Risks Relating to the Spin-Off—If the Contribution, Internal Distribution or Distribution were to fail to qualify for non-recognition treatment for U.S. federal income tax purposes, then Kraft ParentCo, we and our shareholders could be subject to significant tax liability,” “Risk Factors—Risks Relating to the Spin-Off—We could have an indemnification obligation to Kraft ParentCo if the transactions we undertake in the Spin-Off do not qualify for non-recognition treatment, which could materially adversely affect our financial condition” and “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Contribution, Internal Distribution and Distribution.”

Q:	Does Kraft Foods Group intend to pay cash dividends?

A:	Following the Spin-Off, we expect to pay a highly competitive cash dividend, although the timing, declaration, amount and payment of any future dividends to shareholders will fall within the discretion of our board of directors, which we refer to as our “Board.” See “Risk Factors—Risks Relating to Our Common Stock and the Securities Market—We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock” and “Dividend Policy” for more information.

Q:	How will Kraft Foods Group common stock trade?

A:	Currently, there is no public market for our common stock. We intend to list our common stock on the under the symbol “ .”

We anticipate that trading in our common stock will begin on a “when-issued” basis as early as two trading days prior to the Record Date for the Distribution and will continue up to and including the Distribution Date. When-issued trading in the context of a spin-off refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed. When-issued trades generally settle within four trading days after the Distribution Date. On the first trading day following the Distribution Date, any when-issued trading of our common stock will end and “regular-way” trading will begin. Regular-way trading refers to trading after the security has been distributed and typically involves a trade that settles on the third full trading day following the date of the trade. See “The Spin-Off—Trading Prior to the Distribution Date” for more information. We cannot predict the trading prices for our common stock before, on or after the Distribution Date.

Q:	Will the Spin-Off affect the trading price of my Kraft ParentCo common stock?

A:	We expect the trading price of shares of Kraft ParentCo common stock immediately following the Distribution to be lower than immediately prior to the Distribution because the trading price will no longer reflect the value of the North American Grocery Business. Furthermore, until the market has fully analyzed the value of Kraft ParentCo without the North American Grocery Business, the trading price of shares of Kraft ParentCo common stock may fluctuate. There can be no assurance that, following the Distribution, the combined trading prices of the Kraft ParentCo common stock and the Kraft Foods Group common stock will equal or exceed what the trading price of Kraft ParentCo common stock would have been in the absence of the Spin-Off.

It is possible that after the Spin-Off, the combined equity value of Kraft ParentCo and Kraft Foods Group will be less than Kraft ParentCo’s equity value before the Spin-Off.

Q:	Will my shares of Kraft ParentCo common stock continue to trade following the Distribution?

A:	Yes. Coincident with the distribution of our shares and subject to its shareholders’ approval, Kraft ParentCo will change its name to Mondelēz International, Inc., and its common stock will trade on the under the symbol “MDLZ.”

Q:	Do I have appraisal rights in connection with the Spin-Off?

A:	No. Holders of Kraft ParentCo common stock are not entitled to appraisal rights in connection with the Spin-Off.

Q:	Who is the transfer agent and registrar for Kraft Foods Group common stock?

A:	Following the Spin-Off, Wells Fargo Shareowner Services will serve as transfer agent and registrar for our common stock.

Wells Fargo Shareowner Services has two additional roles in the Distribution.

•	Wells Fargo Shareowner Services currently serves and will continue to serve as Kraft ParentCo’s transfer agent and registrar.

•

In addition, Wells Fargo Shareowner Services will serve as the distribution agent in the Distribution and will assist Kraft ParentCo in the distribution of our common stock to Kraft ParentCo’s shareholders.

Q:	Are there risks associated with owning shares of Kraft Foods Group common stock?

A:	Yes. Our business faces both general and specific risks and uncertainties. Our business also faces risks relating to the Spin-Off. Following the Spin-Off, we will also face risks associated with being an independent, publicly traded company. Accordingly, you should read carefully the information set forth in the section entitled “Risk Factors” in this Information Statement.

Q:	Where can I get more information?

A:	If you have any questions relating to the mechanics of the Distribution, you should contact the distribution agent at:

Wells Fargo Shareowner Services

P.O. Box 64874

St. Paul, MN 55164-0874

(866) 655-7238

Before the Spin-Off, if you have any questions relating to the Spin-Off, you should contact Kraft ParentCo at:

Investor Relations

Kraft Foods Inc.

Three Lakes Drive

Northfield, IL 60093

Phone: (847) 646-5494

Email: ir@kraftfoods.com

After the Spin-Off, if you have any questions relating to Kraft Foods Group, you should contact us at:

Investor Relations

Kraft Foods Group, Inc.

Three Lakes Drive

Northfield, IL 60093

Phone:

Email:

After the Spin-Off, if you have any questions relating to Kraft ParentCo, you should contact them at:

Investor Relations

Mondelēz International, Inc.

Summary of the Spin-Off

Distributing Company	Kraft Foods Inc., a Virginia corporation that holds all of our common stock issued and outstanding prior to the Distribution. After the Distribution, Kraft ParentCo will not own any shares of our common stock. Coincident with the Spin-Off and subject to its shareholders’ approval, Kraft ParentCo will change its name to Mondelēz International, Inc.

Distributed Company	Kraft Foods Group, Inc., a Virginia corporation and a wholly owned subsidiary of Kraft ParentCo. At the time of the Distribution, we will hold, directly or through our subsidiaries, the assets and liabilities of the North American Grocery Business. See “Certain Relationships and Related Party Transactions—Agreements with Kraft ParentCo” for more detail. After the Spin-Off, we will be an independent, publicly traded company.

Distributed Securities	All of the shares of our common stock owned by Kraft ParentCo, which will be 100% of our common stock issued and outstanding immediately prior to the Distribution. Based on the approximately million shares of Kraft ParentCo common stock outstanding on , 2012, and applying the distribution ratio of shares of Kraft Foods Group common stock for every shares of Kraft ParentCo common stock, approximately million shares of Kraft Foods Group common stock will be distributed.

Record Date	The Record Date is the close of business on , 2012.

Distribution Date	The Distribution Date is 5:00 p.m., New York City time, on , 2012.

Internal Reorganization	We currently, directly or through our wholly owned subsidiaries, hold both the North American Grocery Business and the Global Snacks Business. In connection with the Spin-Off, we will undertake the Internal Reorganization so that we hold only the North American Grocery Business and certain other specified net liabilities. See “Certain Relationships and Related Party Transactions—Agreements with Kraft ParentCo—Separation and Distribution Agreement” for a description of the Internal Reorganization.

Distribution Ratio

Each holder of Kraft ParentCo common stock will receive              shares of our common stock for every              shares of Kraft ParentCo common stock it holds on the Record Date. The distribution agent will distribute only whole shares of our common stock in the Spin-Off. See “The Spin-Off—Treatment of Fractional Shares” for more detail. Please note that if you sell your shares of Kraft ParentCo common stock on or before the Distribution Date, the buyer of those shares may in some circumstances be entitled to receive the shares of our common stock issuable in respect of the Kraft ParentCo shares that you sold. See “The Spin-Off—Trading Prior to the Distribution Date” for more detail.

The Distribution	On the Distribution Date, Kraft ParentCo will release the shares of our common stock to the distribution agent to distribute to Kraft ParentCo shareholders. The distribution agent will distribute our shares in book-entry form. We will not issue any physical stock certificates. The distribution agent, or your bank, broker or other nominee, will credit your shares of our common stock to your book-entry account, or your bank, brokerage or other account, on or shortly after the Distribution Date. You will not be required to make any payment, surrender or exchange your shares of Kraft ParentCo common stock or take any other action to receive your shares of our common stock.

Fractional Shares	The distribution agent will not distribute any fractional shares of our common stock to Kraft ParentCo shareholders. Instead, the distribution agent will first aggregate fractional shares into whole shares, then sell the whole shares in the open market at prevailing market prices on behalf of Kraft ParentCo shareholders entitled to receive a fractional share, and finally distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to these holders (net of any required withholding for taxes applicable to each holder). If you receive cash in lieu of fractional shares, you will not be entitled to any interest on the payments. Your receipt of cash in lieu of fractional shares generally will, for U.S. federal income tax purposes, be taxable as described under “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Contribution, Internal Distribution and Distribution—Treatment of Fractional Shares.”

Conditions to the Spin-Off	The Spin-Off is subject to the satisfaction of the following conditions or the Kraft ParentCo Board’s waiver of the following conditions:

•

the Kraft ParentCo Board will, in its sole and absolute discretion, have authorized and approved (i) the Internal Reorganization (as described under “Certain Relationships and Related Party Transactions—Agreements with Kraft ParentCo—Separation and Distribution Agreement”), (ii) any other transfers of assets and assumptions of liabilities contemplated by the Separation and Distribution Agreement and any related agreements and (iii) the Distribution, and will not have withdrawn that authorization and approval;

•	the Kraft ParentCo Board will have declared the Distribution of all outstanding shares of our common stock to Kraft ParentCo’s shareholders;

•

the U.S. Securities and Exchange Commission, or the “SEC,” will have declared our Registration Statement on Form 10, of which this Information Statement is a part, effective under the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” no stop order suspending the effectiveness of the Registration Statement will be in effect, no proceedings for that purpose will be pending before or threatened by the SEC and notice of Internet availability of this Information Statement or this Information Statement will have been mailed to Kraft ParentCo’s shareholders;

•	or another national securities exchange approved by the Kraft ParentCo Board will have accepted our common stock for listing, subject to official notice of issuance;

•	the Internal Reorganization will have been completed;

•

Kraft ParentCo will have received a private letter ruling from the IRS, in form and substance satisfactory to Kraft ParentCo in its sole and absolute discretion, to the effect that, subject to the accuracy of and compliance with certain representations, assumptions and covenants, (i) the Contribution and Internal Distribution described under “Certain Relationships and Related Party Transactions—Agreements with Kraft ParentCo—Separation and Distribution Agreement” will qualify for non-recognition of gain or loss to Kraft ParentCo and us pursuant to Sections 368 and 355 of the Code (except to the extent the IRS generally will not rule on certain transfers of intellectual property, which will be covered solely by the opinion described below) and (ii) the Distribution will qualify for non-recognition of gain or loss to Kraft ParentCo and Kraft ParentCo’s shareholders pursuant to Section 355 of the Code, except to the extent of cash received in lieu of fractional shares, and that private letter ruling will remain in effect as of the Distribution Date;

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Kraft ParentCo will have received an opinion from its tax counsel, in form and substance satisfactory to Kraft ParentCo in its sole and absolute discretion, that, subject to the accuracy of and compliance with certain representations, assumptions and covenants, (i) the Contribution and Internal Distribution described under “Certain Relationships and Related Party Transactions—Agreements with Kraft ParentCo—Separation and Distribution Agreement” will qualify for non-recognition of gain or loss to Kraft ParentCo and us pursuant to Sections 368 and 355 of the Code and (ii) the Distribution will qualify for non-recognition of gain or loss to Kraft ParentCo and Kraft ParentCo’s shareholders pursuant to Section 355 of the Code, except to the extent of cash received in lieu of fractional shares;

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Kraft ParentCo will have received an advance income tax ruling from the Canada Revenue Agency, or the “CRA,” in form and substance satisfactory to Kraft ParentCo in its sole and absolute discretion, to the effect that, subject to the accuracy of and compliance with certain representations, assumptions and covenants and based on the current provisions of the Income Tax Act (Canada), or the “Canadian Tax Act,” the separation of the assets and liabilities in Canada held in connection with the Global Snacks Business from the assets and liabilities in Canada held in connection with the North American Grocery Business will be treated for purposes of the Canadian Tax Act as resulting in a “butterfly” reorganization with no material Canadian federal income tax payable by Kraft ParentCo’s Canadian subsidiary, our Canadian subsidiary or their respective shareholders, and that advance income tax ruling will remain in effect as of the Distribution Date;

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no order, injunction or decree that would prevent the consummation of the Distribution will be threatened, pending or issued (and still in effect) by any governmental entity of competent jurisdiction, no other legal restraint or prohibition preventing the consummation of the Distribution will be in effect, and no other event outside the control of Kraft ParentCo will have occurred or failed to occur that prevents the consummation of the Distribution;

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no other events or developments will have occurred prior to the Distribution that, in the judgment of the Kraft ParentCo Board, would result in the Distribution having a material adverse effect on Kraft ParentCo or its shareholders;

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Kraft ParentCo and we will have executed and delivered the Separation and Distribution Agreement, Tax Sharing and Indemnity Agreement, Employee Matters Agreement, Master Ownership and License Agreement Regarding Patents, Trade Secrets and Certain Related Intellectual Property, Master Ownership and License Agreement Regarding Trademarks and Certain Related Intellectual Property, Transition Services Agreements, Manufacturing and Supply Agreements, Canadian Transfer Agreement and all other ancillary agreements related to the Spin-Off;

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Kraft ParentCo will have duly elected the individuals to be listed as members of our post-Distribution Board in this Information Statement, and those individuals will be members of our Board immediately prior to the Distribution Date; provided, however, that to the extent required by law or any requirement of             , our current directors will appoint one independent director and this director will begin his or her term prior to the Distribution in accordance with such law or requirement;

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each individual who will be an employee of Kraft ParentCo after the Distribution and who is a director or officer of Kraft Foods Group will have resigned or been removed from the directorship and/or office held by that person, effective no later than immediately prior to the Distribution; and

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immediately prior to the Distribution, our amended and restated articles of incorporation, or our “Articles of Incorporation,” and amended and restated bylaws, or our “Bylaws,” each in substantially the form filed as an exhibit to the Registration Statement on Form 10 of which this Information Statement is a part, will be in effect.

The fulfillment of the above conditions will not create any obligation on Kraft ParentCo’s part to effect the Spin-Off. We are not aware of any material federal, foreign or state regulatory requirements with which we must comply, other than SEC rules and regulations, or any material approvals that we must obtain, other than the approval for listing of our common stock and the SEC’s declaration of the effectiveness of the Registration Statement, in connection with the Distribution. Kraft ParentCo has the right not to complete the Spin-Off if, at any time, the Kraft ParentCo Board determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Kraft ParentCo or its shareholders or is otherwise not advisable.

Trading Market and Symbol	We intend to file an application to list our common stock on the under the symbol “ .” We anticipate that, as early as two trading days prior to the Record Date, trading of shares of our common stock will begin on a “when-issued” basis and will continue up to and including the Distribution Date, and we expect that “regular-way” trading of our common stock will begin the first trading day after the Distribution Date. We also anticipate that, as early as two trading days prior to the Record Date, there will be two markets in Kraft ParentCo common stock: (i) a “regular-way” market on which shares of Kraft ParentCo common stock will trade with an entitlement for the purchaser of Kraft ParentCo common stock to shares of our common stock to be distributed in the Distribution, and (ii) an “ex-distribution” market on which shares of Kraft ParentCo common stock will trade without an entitlement for the purchaser of Kraft ParentCo common stock to shares of our common stock to be distributed in the Distribution. See “The Spin-Off—Trading Prior to the Distribution Date.”

U.S. Federal Income Tax Consequences of the Contribution, Internal Distribution and Distribution

The Distribution is conditioned on the receipt and continued validity of a private letter ruling from the IRS, which Kraft ParentCo has requested, and an opinion of tax counsel, as described above under “—Conditions to the Spin-Off.” As described more fully in “The Spin-Off—Material U.S. Federal

Income Tax Consequences of the Contribution, Internal Distribution and Distribution,” a U.S. holder (as defined in that section) generally will not recognize any gain or loss, and will not include any amount in income, for U.S. federal income tax purposes, upon receiving our common stock in the Distribution, except for any gain or loss recognized with respect to cash the shareholder receives in lieu of fractional shares.

Notwithstanding the receipt of the private letter ruling and the opinion of tax counsel, the IRS could determine that the Contribution, Internal Distribution and/or Distribution should be treated as taxable transactions if it determines that any of the representations, assumptions or covenants on which the private letter ruling is based are untrue or have been violated or if it disagrees with the tax opinion regarding matters not covered by the private letter ruling. See “Risk Factors—Risks Relating to the Spin-Off—If the Contribution, Internal Distribution or Distribution were to fail to qualify for non-recognition treatment for U.S. federal income tax purposes, then Kraft ParentCo, we and our shareholders could be subject to significant tax liability” and “Risk Factors—Risks Relating to the Spin-Off—We could have an indemnification obligation to Kraft ParentCo if the transactions we undertake in the Spin-Off do not qualify for non-recognition treatment, which could materially adversely affect our financial condition.”

Tax matters are complicated. The tax consequences to you of the Distribution depend on your individual situation. You should consult your own tax advisor as to the specific tax consequences of the Distribution to you, including the effect of any U.S. federal, state, local or foreign tax laws and of changes in applicable tax laws. See “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Contribution, Internal Distribution and Distribution.”

Relationship with Kraft ParentCo after the Spin-Off	We intend to enter into several agreements with Kraft ParentCo related to the Internal Reorganization and Distribution, which will govern the relationship between Kraft ParentCo and us up to and after completion of the Spin-Off and allocate between Kraft ParentCo and us various assets, liabilities, rights and obligations. These agreements include:

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a Separation and Distribution Agreement that will set forth Kraft ParentCo’s and our agreements regarding the principal actions that we will take in connection with the Spin-Off and aspects of our relationship following the Spin-Off;

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one or more Transition Services Agreements, pursuant to which Kraft ParentCo and we will provide each other specified services on a transitional basis to help ensure an orderly transition following the Spin-Off;

•	one or more Manufacturing and Supply Agreements that will provide for reciprocal manufacturing and supply arrangements;

•	an Employee Matters Agreement that will address employee compensation and benefit matters;

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a Tax Sharing and Indemnity Agreement that will allocate responsibility for taxes incurred before and after the Spin-Off and include indemnification rights with respect to tax matters and restrictions to preserve the tax-free status of the Spin-Off;

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a Master Ownership and License Agreement Regarding Trademarks and Certain Related Intellectual Property, a Master Ownership and License Agreement Regarding Patents, Trade Secrets and Certain Related Intellectual Property and one or more other intellectual property agreements, in each case, that will provide for ownership, licensing and other arrangements to facilitate Kraft ParentCo’s and our ongoing use of intellectual property; and

•	a Canadian Transfer Agreement that will provide for the transfer of assets and the assumption of liabilities related to the Global Snacks Business’ Canadian operations.

We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements with Kraft ParentCo,” and describe some of the risks of these arrangements under “Risk Factors—Risks Relating to the Spin-Off.”

Dividend Policy	Following the Spin-Off, we expect to pay a highly competitive cash dividend, although the timing, declaration, amount and payment of any future dividends to shareholders will fall within the discretion of our Board. See “Risk Factors—Risks Relating to Our Common Stock and the Securities Market—We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock” and “Dividend Policy.”

Transfer Agent	Wells Fargo Shareowner Services will serve as transfer agent for our common stock.

Risk Factors	Our business faces both general and specific risks and uncertainties. Our business also faces risks relating to the Spin-Off. Following the Spin-Off, we will also face risks associated with being an independent, publicly traded company. Accordingly, you should read carefully the information set forth under “Risk Factors.”

RISK FACTORS

You should carefully consider all of the information in this Information Statement and each of the risks described below, which we believe are the principal risks that we face. Some of the risks relate to our business, others to the Spin-Off. Some risks relate principally to the securities markets and ownership of our common stock.

Any of the following risks could materially and adversely affect our business, financial condition and results of operations and the actual outcome of matters as to which forward-looking statements are made in this Information Statement. While we believe we have identified and discussed below the material risks affecting our business, there may be additional risks and uncertainties that we do not presently know or that we do not currently believe to be material that may adversely affect our business, financial condition and results of operations in the future.

Risks Relating to Our Business

We face the following risks in connection with our business and the general conditions and trends of the food and beverage industry in which we operate:

We operate in a highly competitive industry.

The food and beverage industry is highly competitive. We compete based on product innovation, price, product quality, brand recognition and loyalty, effectiveness of marketing, promotional activity and the ability to identify and satisfy consumer preferences.

We may need to reduce our prices in response to competitive and customer pressures. Competition and customer pressures may also restrict our ability to increase prices in response to commodity and other cost increases. We may also need to increase or reallocate spending on marketing, retail trade incentives, advertising and new product innovation to maintain market share. These expenditures are subject to risks, including uncertainties about trade and consumer acceptance of our efforts. If we reduce prices or face increased costs, but cannot increase sales volumes to offset those changes, then our financial condition and results of operations will suffer.

Maintaining our reputation and brand image is essential to our business success.

We have many iconic brands with long-standing consumer recognition. Our success depends on our ability to maintain brand image for our existing products, extend our brands to new platforms and expand our brand image with new product offerings.

We seek to maintain, extend and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing media attention to the role of food marketing could adversely affect our brand image or lead to stricter regulations and greater scrutiny of food marketing practices. Increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers’ confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. Negative posts or comments about us on social networking Web sites or similar online activity could seriously damage our reputation and brand image. We are subject to a variety of legal and regulatory restrictions on how we market our products. These restrictions may limit our ability to maintain, extend and expand our brand image as the media and communications environment continues to evolve. If we do not maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be materially and adversely affected.

We must leverage our value proposition to compete against retailer brands and other economy brands.

Retailers are increasingly offering retailer and other economy brands that compete with some of our products. Our products must provide higher value and/or quality to our consumers than less expensive alternatives, particularly during periods of economic uncertainty such as those we continue to experience. Consumers may not buy our products if relative differences in value and/or quality between our products and retailer or other economy brands change in favor of competitors’ products or if consumers perceive this type of change. If consumers prefer retailer or other economy brands, then we could lose market share or sales volumes or shift our product mix to lower margin offerings. These events could materially and adversely affect our financial condition and results of operations.

The consolidation of retail customers could adversely affect us.

Retail customers, such as supermarkets, warehouse clubs and food distributors in our major markets, continue to consolidate, resulting in fewer customers on which we can rely for business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own retailer brands. Further retail consolidation and increasing retailer power could materially and adversely affect our product sales, financial condition and results of operations.

Retail consolidation also increases the risk that adverse changes in our customers’ business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease or cancel purchases of our products, or delay or fail to pay us for previous purchases.

Changes in our relationships with significant customers or suppliers could adversely affect us.

During 2011, our five largest customers accounted for approximately 41% of our combined net revenues, with our largest customer, Wal-Mart Stores, Inc., accounting for approximately 24% of our combined net revenues. There can be no assurance that all significant customers will continue to purchase our products in the same quantities or on the same terms as in the past, particularly as increasingly powerful retailers may demand lower pricing and focus on developing their own brands. The loss of a significant customer or a material reduction in sales to a significant customer could materially and adversely affect our product sales, financial condition and results of operations.

Disputes with significant suppliers, including regarding pricing or performance, could adversely affect our ability to supply products to our customers and could materially and adversely affect our product sales, financial condition and results of operations.

We must correctly predict, identify and interpret changes in consumer preferences and demand, and offer new products to meet those changes.

Consumer preferences for food products change continually. Our success depends on our ability to predict, identify and interpret the tastes and dietary habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease and our profitability could suffer.

We must distinguish between short-term fads, mid-term trends and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied consumer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products will decrease and our profitability could suffer.

Prolonged negative perceptions concerning the health implications of certain food products could influence consumer preferences and acceptance of some of our products and marketing programs. We strive to respond to consumer preferences and social expectations, but we may not be successful in our efforts. Continued negative perceptions and failure to satisfy consumer preferences could materially and adversely affect our product sales, financial condition and results of operations.

We may be unable to drive revenue growth in our key product categories or add products that are in faster growing and more profitable categories.

The food and beverage industry’s overall growth is linked to population growth. Our future results will depend on our ability to drive revenue growth in our key product categories. Because our operations are concentrated in North America, where growth in the food and beverage industry has been moderate, our success also depends in part on our ability to enhance our portfolio by adding innovative new products in faster growing and more profitable categories. Our failure to drive revenue growth in our key product categories or develop innovative products for new and existing categories could materially and adversely affect our profitability, financial condition and results of operations.

Commodity, energy and other input prices are volatile and may rise significantly, and increases in the costs of producing, transporting and distributing our products could materially and adversely affect our financial condition.

We purchase large quantities of commodities, including dairy products, coffee beans, meat products, wheat, corn products, soybean and vegetable oils, nuts and sugar and other sweeteners. In addition, we purchase and use significant quantities of resins and cardboard to package our products and natural gas to operate our factories and warehouses. We are also exposed to changes in oil prices, which influence both our packaging and transportation costs. Prices for commodities, other supplies and energy are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, currency fluctuations, severe weather or global climate change, consumer, industrial or commodity investment demand and changes in governmental regulation and trade, alternative energy and agricultural programs. Rising commodity, energy and other input costs could materially and adversely affect our cost of operations, including the manufacture, transportation and distribution of our products, which could materially and adversely affect our financial condition and results of operations.

Although we monitor our exposure to commodity prices as an integral part of our overall risk management program, and seek to hedge against input price increases to the extent we deem appropriate, we do not fully hedge against changes in commodity prices, and our hedging strategies may not protect us from increases in raw materials costs. For example, hedging our costs for one of our key inputs, dairy products, is difficult because dairy futures markets are not as developed as many other commodities futures markets. Continued volatility or sustained increases in the prices of commodities and other supplies we purchase could increase the costs of our products, and our profitability could suffer. Moreover, increases in the prices of our products to cover these increased costs may result in lower sales volumes. If we are not successful in our hedging activities, or if we are unable to price our products to cover increased costs, then commodity and other input price volatility or increases could materially and adversely affect our financial condition and results of operations.

We rely on our management team and other key personnel, and the loss of one or more key employees or any difficulty in attracting, training and retaining other talented personnel could materially and adversely affect our financial condition and results of operations.

We depend on the skills, working relationships and continued services of key personnel, including our experienced management team. In addition, our ability to achieve our operating goals depends on our ability to identify, hire, train and retain qualified individuals. We compete with other companies both within and outside of our industry for talented personnel, and we may lose key personnel or fail to attract, train and retain other talented personnel. Any such loss or failure could materially and adversely affect our financial condition and results of operations.

Following the Spin-Off, we will no longer operate as part of a globally diversified food and beverage company and therefore may be more vulnerable to adverse events and trends in North America.

As a globally diversified food and beverage company, Kraft ParentCo has historically been insulated against adverse events and trends in any particular region. After separating from Kraft ParentCo, however, we may be more susceptible to adverse regulations, economic climate, consumer trends, market fluctuations, including commodity price fluctuations or supply shortages for certain of our key ingredients, and other adverse events that are specific to the United States and Canada. For example, because a majority of our operations and product sales are in the United States, we expect that regulatory changes or changes in consumer food preferences in the United States will have a more significant impact on us than these changes would have had when we were part of Kraft ParentCo. The concentration of our operations in North America will present a challenge and may increase the likelihood that an adverse event in North America will materially and adversely affect our financial condition and results of operations.

Changes in regulations could increase our costs and affect our profitability.

Our activities are highly regulated and subject to government oversight. Various federal, state, provincial and local laws and regulations govern food production and marketing, as well as licensing, trade, tax and environmental matters. Governing bodies regularly issue new regulations and changes to existing regulations. Our need to comply with new or revised regulations or their interpretation and application, including proposed requirements designed to enhance food safety or to regulate imported ingredients, could materially and adversely affect our product sales, financial condition and results of operations.

Legal claims or other regulatory enforcement actions could subject us to civil and criminal penalties that affect our product sales, reputation and profitability.

We are a large food and beverage company operating in a highly regulated environment and a constantly evolving legal and regulatory framework. Consequently, we are subject to heightened risk of legal claims or other regulatory enforcement actions. Although we have implemented policies and procedures designed to ensure compliance with existing laws and regulations, there can be no assurance that our employees, contractors or agents will not violate our policies and procedures. Moreover, the failure to maintain effective control environment processes could lead to violations, unintentional or otherwise, of laws and regulations. Legal claims or regulatory enforcement actions arising out of our failure or alleged failure to comply with applicable laws and regulations could subject us to civil and criminal penalties that could materially and adversely affect our product sales, reputation, financial condition and results of operations.

Product recalls or other product liability claims could materially and adversely affect us.

Selling products for human consumption involves inherent risks. We could decide to, or be required to, recall products due to suspected or confirmed product contamination, spoilage or other adulteration, product misbranding, product tampering or other deficiencies. Any of these events could materially and adversely affect our reputation and product sales, financial condition and results of operations.

We may also suffer losses if our products or operations violate applicable laws or regulations, or if our products cause injury, illness or death. In addition, our marketing could face claims of false or deceptive advertising or other criticism. A significant product liability or other legal judgment or a related regulatory enforcement action against us, or a widespread product recall, may materially and adversely affect our reputation and profitability. Moreover, even if a product liability or consumer fraud claim is unsuccessful, has no merit or is not pursued, the negative publicity surrounding assertions against our products or processes could materially and adversely affect our product sales, financial condition and results of operations.

Unanticipated business disruptions could affect our ability to provide our products to our customers as well as maintain our back-office systems.

We have a complex network of suppliers, owned manufacturing locations, co-manufacturing locations, distribution networks and information systems that support our ability to consistently provide our products to our customers. Factors that are hard to predict or beyond our control, like weather, natural disasters, fire, terrorism, generalized labor unrest or health pandemics, could damage or disrupt our operations, or our suppliers’ or co-manufacturers’ operations. If we cannot respond to disruptions in our operations, whether by finding alternative suppliers or replacing capacity at key manufacturing or distribution locations, or are unable to quickly repair damage to our information, production or supply systems, we may be late in delivering, or unable to deliver, products to our customers and may also be unable to track orders, inventory, receivables and payables. If that occurs, our customers’ confidence in us and long-term demand for our products could decline. Any of these events could materially and adversely affect our product sales, financial condition and results of operations.

Our acquisition and divestiture activities may present financial, managerial and operational risks.

From time to time, we may identify acquisition candidates that we believe strategically fit our business objectives or we may seek to divest businesses that do not meet our strategic objectives or growth or profitability targets. Our acquisition or divestiture activities may present financial, managerial and operational risks. Those risks include diversion of management attention from existing core businesses, difficulties integrating or separating personnel and financial and other systems, inability to effectively and immediately implement control environment processes across a diverse employee population, adverse effects on existing customer and supplier business relationships, inaccurate estimates of fair value made in the accounting for acquisitions and amortization of acquired intangible assets which would reduce future reported earnings, potential loss of acquired businesses’ customers or key employees and indemnities and potential disputes with the buyers or sellers. In addition, while we anticipate that Kraft Foods Group will be a North American business focused on traditional grocery categories, to the extent we undertake acquisitions or other developments outside our core geography or in new categories, we may face additional risks related to such acquisitions or developments. In particular, risks related to foreign operations include compliance with U.S. laws affecting operations outside of the United States, such as the Foreign Corrupt Practices Act, currency rate fluctuations, compliance with foreign regulations and laws, including tax laws, and exposure to politically and economically volatile developing markets. Any of these factors could materially and adversely affect our financial condition and results of operations.

Weak financial performance, downgrades in our credit ratings, illiquid capital markets and volatile economic conditions could limit our access to the capital markets, reduce our liquidity or increase our borrowing costs.

From time to time we may need to access the short-term and long-term capital markets to obtain financing. Our financial performance, our short-term and long-term credit ratings, the liquidity of the overall capital markets and the state of the economy, including the food and beverage industry, will affect our access to, and the availability of, financing on acceptable terms and conditions in the future. There can be no assurance that, as a new public company, we will have access to the capital markets on terms we find acceptable.

In particular, we intend to access the commercial paper market for regular funding requirements. A downgrade in our credit ratings would increase our borrowing costs and could affect our ability to issue commercial paper. Disruptions in the commercial paper market or other effects of volatile economic conditions on the credit markets also could reduce the amount of commercial paper that we could issue and could raise our borrowing costs for both short-term and long-term debt offerings. In response to these conditions, we may reduce or eliminate dividends on our common stock in order to conserve cash. Further, our inability to access the capital markets or an increase in our borrowing costs could materially and adversely affect our financial condition and results of operations.

Adverse changes in the equity markets or interest rates, changes in actuarial assumptions and legislative or other regulatory actions could substantially increase our pension costs and materially and adversely affect our profitability and results of operations.

In connection with the Spin-Off, we expect to assume pension plan obligations and related expenses for plans that provide benefits to substantially all of Kraft ParentCo’s former North American employees at the time of the Spin-Off. We will also retain pension plan obligations and related expenses related to the North American Grocery Business’ current and former employees. The difference between plan obligations and assets, or the funded status of the plans, significantly affects the net periodic benefit costs of our pension plans and the ongoing funding requirements of those plans. Among other factors, changes in interest rates, mortality rates, early retirement rates, investment returns, minimum funding requirements and the market value of plan assets can affect the level of plan funding, cause volatility in the net periodic pension cost, and consequently volatility in our reported net income, and increase our future funding requirements. Legislative and other governmental regulatory actions may also increase funding requirements for our pension plans’ benefits obligations. See “Unaudited Pro Forma Combined Financial Statements” and our “Pension and Other Postemployment Benefit Plans” notes to our historical combined financial statements included in this Information Statement. Volatile economic conditions increase the risk that we will be required to make additional cash contributions to the pension plans and recognize further increases in our net pension cost in the remainder of 2012 and beyond. A significant increase in our pension funding requirements could negatively affect our ability to pay dividends on our common stock or invest in our business or could require us to reduce spending on marketing, retail trade incentives, advertising and other similar activities.

Volatility in the market value of all or a portion of the derivatives we use to manage exposures to fluctuations in commodity prices will cause volatility in our gross profits and net earnings.

We use commodity futures and options to partially hedge the price of certain input costs, including dairy products, coffee beans, meat products, wheat, corn products, soybean oils, sugar and natural gas. For derivatives not designated as hedges, changes in the values of these derivatives are currently recorded in earnings, resulting in volatility in both gross profits and net earnings. We report these gains and losses in cost of sales in our combined statements of earnings to the extent we utilize the underlying input in our manufacturing process. We report these gains and losses in the unallocated corporate items line in our segment operating results until we utilize the underlying input in our manufacturing process, at which time we reclassify the gains and losses to segment operating profit. We may experience volatile earnings as a result of these accounting treatments.

We are increasingly dependent on information technology, and if we are unable to protect against service interruptions, data corruption, cyber-based attacks or network security breaches, our operations could be disrupted.

We rely on information technology networks and systems, including the Internet, to process, transmit and store electronic and financial information, to manage a variety of business processes and activities and to comply with regulatory, legal and tax requirements. We also depend on our information technology infrastructure for digital marketing activities and for electronic communications among our locations, personnel, customers and suppliers. These information technology systems, some of which are managed by third parties, may be susceptible to damage, disruptions or shutdowns due to failures during the process of upgrading or replacing software, databases or components thereof, power outages, hardware failures, computer viruses, attacks by computer hackers, telecommunication failures, user errors or catastrophic events. Furthermore, the separation of our information technology networks and systems from Kraft ParentCo’s, or the duplication of any of these networks or systems, in connection with the Spin-Off may significantly increase our susceptibility to damage, disruptions or shutdowns. If our information technology systems suffer severe damage, disruption or shutdown and our business continuity plans do not effectively resolve the issues in a timely manner, our product sales, financial condition and results of operations may be materially and adversely affected, and we could experience delays in reporting our financial results.

In addition, if we are unable to prevent security breaches, we may suffer financial and reputational damage or penalties because of the unauthorized disclosure of confidential information belonging to us or to our partners, customers, consumers or suppliers. In addition, the disclosure of non-public sensitive information through external media channels could lead to the loss of intellectual property or damage our reputation and brand image.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products and brands.

We consider our intellectual property rights, particularly and most notably our trademarks, but also our patents, trade secrets, copyrights and licensing agreements, to be a significant and valuable aspect of our business. We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret laws, as well as licensing agreements, third-party nondisclosure and assignment agreements and policing of third-party misuses of our intellectual property. Our failure to obtain or adequately protect our trademarks, products, new features of our products or our technology, or any change in law or other changes that serve to lessen or remove the current legal protections of our intellectual property, may diminish our competitiveness and could materially harm our business.

We may be unaware of intellectual property rights of others that may cover some of our technology, brands or products. Any litigation regarding patents or other intellectual property could be costly and time-consuming and could divert the attention of our management and key personnel from our business operations. Third-party claims of intellectual property infringement might also require us to enter into costly license agreements. We also may be subject to significant damages or injunctions against development and sale of certain products.

Risks Relating to the Spin-Off

We face the following risks in connection with the Spin-Off:

If the Contribution, Internal Distribution or Distribution were to fail to qualify for non-recognition treatment for U.S. federal income tax purposes, then Kraft ParentCo, we and our shareholders could be subject to significant tax liability.

The Distribution is conditioned on the receipt and continued validity of a private letter ruling from the IRS, which Kraft ParentCo has requested, and an opinion of tax counsel, each to the effect that, subject to the accuracy of and compliance with certain representations, assumptions and covenants, (i) the Contribution and Internal Distribution described under “Certain Relationships and Related Party Transactions—Agreements with Kraft ParentCo—Separation and Distribution Agreement” will qualify for non-recognition of gain or loss to Kraft ParentCo and us pursuant to Sections 368 and 355 of the Code (except, in the case of the private letter ruling, to the extent the IRS generally will not rule on certain transfers of intellectual property, which will be covered solely by the opinion) and (ii) the Distribution will qualify for non-recognition of gain or loss to Kraft ParentCo and Kraft ParentCo’s shareholders pursuant to Section 355 of the Code, except to the extent of cash received in lieu of fractional shares.

Notwithstanding the receipt of the private letter ruling and the opinion of tax counsel, the IRS could determine that the Contribution, Internal Distribution and/or Distribution should be treated as taxable transactions if it determines that any of the representations, assumptions or covenants on which the private letter ruling is based are untrue or have been violated. Furthermore, as part of the IRS’s policy, the IRS will not determine whether the Internal Distribution or Distribution satisfies certain conditions that are necessary to qualify for non-recognition treatment. Rather, the private letter ruling will be based on representations by Kraft ParentCo and us that these conditions have been satisfied. The opinion of tax counsel will address the satisfaction of these conditions. Similarly, the IRS generally will not rule on contributions of intellectual property that do not satisfy certain criteria. As a result, the private letter ruling will not address whether transfers of certain intellectual property included in the Contribution qualify for non-recognition treatment. Rather, the opinion of tax counsel will address such qualification.

The opinion of tax counsel is not binding on the IRS or the courts, and there is no assurance that the IRS or a court will not take a contrary position. In addition, the opinion of tax counsel will rely on certain representations and covenants to be delivered by Kraft ParentCo and us.

If the IRS ultimately determines that the Distribution is taxable, the Distribution could be treated as a taxable dividend or capital gain to you for U.S. federal income tax purposes, and you could incur significant U.S. federal income tax liabilities. In addition, if the IRS ultimately determines that the Contribution, Internal Distribution and/or Distribution are taxable, Kraft ParentCo and we could incur significant U.S. federal income tax liabilities, and we could have an indemnification obligation to Kraft ParentCo. For a more detailed discussion, see “—We could have an indemnification obligation to Kraft ParentCo if the transactions we undertake in the Spin-Off do not qualify for non-recognition treatment, which could materially adversely affect our financial condition” and “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Contribution, Internal Distribution and Distribution.”

If the Canadian aspects of the Internal Reorganization were to fail to qualify for tax-deferred treatment for Canadian federal and provincial income tax purposes, then Kraft ParentCo’s and/or our Canadian subsidiaries could be subject to significant tax liability.

The Internal Reorganization includes steps to separate the assets and liabilities in Canada held in connection with the Global Snacks Business from the assets and liabilities in Canada held in connection with the North American Grocery Business.

The Distribution is conditioned on the receipt and continued validity of an advance income tax ruling from the CRA, which Kraft ParentCo’s Canadian subsidiary has applied for, to the effect that, subject to the accuracy of and compliance with certain representations, assumptions and covenants and based on the current provisions of the Canadian Tax Act, such separation will be treated for purposes of the Canadian Tax Act as resulting in a “butterfly” reorganization with no material Canadian federal income tax payable by Kraft ParentCo’s Canadian subsidiary, our Canadian subsidiary or their respective shareholders.

Notwithstanding the receipt of the advance income tax ruling, the CRA could determine that the separation should be treated as a taxable transaction if it determines that any of the representations, assumptions or covenants on which the advance income tax ruling is based are untrue or have been violated. If the CRA ultimately determines that the separation is taxable, Kraft ParentCo’s and/or our Canadian subsidiaries could incur significant Canadian federal and provincial income tax liabilities, and we are generally obligated to indemnify Kraft ParentCo and its affiliates against such Canadian federal and provincial income taxes. For a more detailed discussion, see “—We could have an indemnification obligation to Kraft ParentCo if the transactions we undertake in the Spin-Off do not qualify for non-recognition treatment, which could materially adversely affect our financial condition.”

We could have an indemnification obligation to Kraft ParentCo if the transactions we undertake in the Spin-Off do not qualify for non-recognition treatment, which could materially adversely affect our financial condition.

Generally, taxes resulting from the failure of the Spin-Off to qualify for non-recognition treatment for U.S. federal income tax purposes would be imposed on Kraft ParentCo or Kraft ParentCo’s shareholders and, under the Tax Sharing and Indemnity Agreement, Kraft ParentCo is generally obligated to indemnify us against such taxes. However, under the Tax Sharing and Indemnity Agreement, we could be required, under certain circumstances, to indemnify Kraft ParentCo and its affiliates against all tax-related liabilities caused by those failures, to the extent those liabilities result from an action we or our affiliates take or from any breach of our or our affiliates’ representations, covenants or obligations under the Tax Sharing and Indemnity Agreement or any other agreement we enter into in connection with the Spin-Off. Events triggering an indemnification obligation under the agreement include events occurring after the Distribution that cause Kraft ParentCo to recognize a gain under Section 355(e) of the Code. See “Certain Relationships and Related Party Transactions—Agreements with Kraft ParentCo—Tax Sharing and Indemnity Agreement.”

Generally, taxes resulting from the failure of the Canadian steps of the Internal Reorganization to qualify for tax-deferred treatment for Canadian federal and provincial income tax purposes could be imposed on Kraft ParentCo’s Canadian subsidiary, our Canadian subsidiary or both. Under the Tax Sharing and Indemnity Agreement, we are generally obligated to indemnify Kraft ParentCo and its affiliates against such Canadian federal and provincial income taxes, other than in certain circumstances where Kraft ParentCo is obligated to indemnify us. See “Certain Relationships and Related Party Transactions—Agreements with Kraft ParentCo—Tax Sharing and Indemnity Agreement.”

We intend to agree to numerous restrictions to preserve the non-recognition treatment of the transactions, which may reduce our strategic and operating flexibility.

Even if the Distribution otherwise qualifies for non-recognition of gain or loss under Section 355 of the Code, it may be taxable to Kraft ParentCo, but not Kraft ParentCo’s shareholders, under Section 355(e) of the Code if 50% or more (by vote or value) of our common stock or Kraft ParentCo’s common stock is acquired as part of a plan or series of related transactions that include the Distribution. For this purpose, any acquisitions of Kraft ParentCo’s or our common stock within two years before or after the Distribution are presumed to be part of such a plan, although Kraft ParentCo or we may be able to rebut that presumption based on either applicable facts and circumstances or a “safe harbor” described in the tax regulations. As a consequence, we intend to agree in the Tax Sharing and Indemnity Agreement to covenants and indemnity obligations that address compliance with Section 355(e) of the Code. These covenants and indemnity obligations may limit our ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of our business, and might discourage or delay a strategic transaction that you may consider favorable.

Similarly, even if the Canadian aspects of the Internal Reorganization otherwise qualify for tax-deferred treatment in Canada under the butterfly reorganization provisions of the Canadian Tax Act, this tax-deferred treatment may be lost upon the occurrence of certain events after the Spin-Off. These would include an acquisition of control of our Canadian subsidiary (which may occur upon an acquisition of control of us) that occurs as part of (or in some cases in contemplation of) a series of transactions or events that includes the butterfly reorganization. These post-butterfly transaction restrictions may limit our ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of our business, and might discourage or delay a strategic transaction that you may consider favorable.

We may be unable to achieve some or all of the benefits that we expect to achieve from the Spin-Off.

We believe that, as an independent, publicly traded company, we will be able to, among other matters, better focus our financial and operational resources on our specific business, growth profile and strategic priorities, design and implement corporate strategies and policies targeted to our operational focus and strategic priorities, streamline our processes and infrastructure to focus on our core “center of the store” strengths, implement and maintain a capital structure designed to meet our specific needs and more effectively respond to industry dynamics. However, we may be unable to achieve some or all of these benefits. For example, in order to position ourselves for the Spin-Off, we are undertaking a series of strategic, structural and process realignment and restructuring actions within our operations, including significant cost-cutting initiatives. These actions may not provide the cost benefits we currently expect, and could lead to disruption of our operations, loss of, or inability to recruit, key personnel needed to operate and grow our businesses following the Spin-Off, weakening of our internal standards, controls or procedures and impairment of our key customer and supplier relationships. In addition, completion of the proposed Spin-Off will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our businesses. If we fail to achieve some or all of the benefits that we expect to achieve as an independent company, or do not achieve them in the time we expect, our business, financial condition and results of operations could be materially and adversely affected.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company.

We have historically operated as part of Kraft ParentCo’s corporate organization, and Kraft ParentCo has assisted us by providing various corporate functions. Following the Spin-Off, Kraft ParentCo will have no obligation to provide us with assistance other than the transition services described under “Certain Relationships and Related Party Transactions—Agreements with Kraft ParentCo.” These services do not include every service we have received from Kraft ParentCo in the past, and Kraft ParentCo is only obligated to provide these services for limited periods from the date of the Spin-Off. Accordingly, following the Spin-Off, we will need to provide internally or obtain from unaffiliated third parties the services we currently receive from Kraft ParentCo. These services include information technology, research and development, finance, legal, insurance, compliance and human resources activities, the effective and appropriate performance of which is critical to our operations. We may be unable to replace these services in a timely manner or on terms and conditions as favorable as those we receive from Kraft ParentCo. In particular, Kraft ParentCo’s information technology networks and systems are complex, and duplicating these networks and systems will be challenging. Because our business previously operated as part of the wider Kraft ParentCo organization, we may be unable to successfully establish the infrastructure or implement the changes necessary to operate independently, or we may incur additional costs that could adversely affect our business. If we fail to obtain the quality of administrative services necessary to operate effectively or incur greater costs in obtaining these services, our profitability, financial condition and results of operations may be materially and adversely affected.

We have no operating history as an independent, publicly traded company, and our historical and pro forma financial information is not necessarily representative of the results we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.

We derived the historical and pro forma financial information included in this Information Statement from Kraft ParentCo’s consolidated financial statements and this information does not necessarily reflect the results of operations, financial position and cash flows we would have achieved as an independent, publicly traded company during the periods presented, or those that we will achieve in the future. This is primarily because of the following factors:

•

Prior to the Spin-Off, we operated as part of Kraft ParentCo’s broader corporate organization, rather than as an independent company. Kraft ParentCo performed various corporate functions for us, including information technology, research and development, finance, legal, insurance, compliance and human resources activities. Our historical and pro forma financial information reflects allocations of corporate expenses from Kraft ParentCo for these and similar functions. These allocations may not reflect the costs we will incur for similar services in the future as an independent company.

•	We will enter into transactions with Kraft ParentCo that did not exist prior to the Spin-Off. See “Certain Relationships and Related Party Transactions” for information regarding these transactions.

•

Our historical financial information does not reflect changes that we expect to experience in the future as a result of our separation from Kraft ParentCo, including changes in our cost structure, personnel needs, tax structure, financing and business operations. As part of Kraft ParentCo, we enjoyed certain benefits from Kraft ParentCo’s operating diversity, size, purchasing power and available capital for investments, and we will lose these benefits after the Spin-Off. After the Spin-Off, as an independent entity, we may be unable to purchase goods, services and technologies, such as insurance and health care benefits and computer software licenses, on terms as favorable to us as those we obtained as part of Kraft ParentCo prior to the Spin-Off.

Following the Spin-Off, we will also be responsible for the additional costs associated with being an independent, publicly traded company, including costs related to corporate governance, investor and public relations and public reporting. Therefore, our financial statements may not be indicative of our future performance as an independent company. While we have been profitable as part of Kraft ParentCo, we cannot assure you that our profits will continue at a similar level when we are a stand-alone company. For additional information about our past financial performance and the basis of presentation of our financial statements, see “Selected Historical Combined Financial Data,” “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined financial statements and accompanying notes included elsewhere in this Information Statement.

The unaudited pro forma combined financial statements are subject to the assumptions and adjustments described in the accompanying notes. While we believe that these assumptions and adjustments are reasonable under the circumstances and given the information available at this time, these assumptions and adjustments are subject to change as Kraft ParentCo and we finalize the terms of the Spin-Off and our agreements related to the Spin-Off.

Kraft ParentCo has a significant understanding of our business and may be uniquely positioned to compete against us following the Spin-Off.

Prior to the Spin-Off, we have operated as part of Kraft ParentCo, and many of its officers, directors and employees have participated in the development and execution of our corporate strategy and the management of our day-to-day operations. Following the Spin-Off, Kraft ParentCo will have significant knowledge of our products, operations, strengths, weaknesses and strategies. It will also be one of the largest food and beverage companies in the world, with a strong presence in North America, and thus may be uniquely positioned to develop grocery products that compete against our products in North America. Though, following the Spin-Off, Kraft ParentCo generally will not have rights to use trademarks related to the North American Grocery Business in North America and will be restricted from using certain shared patents and trade secrets in North America for a period of time and under certain circumstances, it will not be restricted from developing products in the same product categories as our products and marketing these products under trademarks related to the Global Snacks Business or under new trademarks. Because of Kraft ParentCo’s competitive insight into our operations, competition from Kraft ParentCo may materially and adversely affect our product sales, financial condition and results of operations.

We will incur substantial indebtedness in connection with the Spin-Off, and the degree to which we will be leveraged following completion of the Spin-Off may materially and adversely affect our business, financial condition and results of operations.

We are incurring substantial indebtedness in connection with the Spin-Off. We have historically relied upon Kraft ParentCo for working capital requirements on a short-term basis and for other financial support functions. After the Spin-Off, we will not be able to rely on Kraft ParentCo’s earnings, assets or cash flow, and we will be responsible for servicing our own debt, obtaining and maintaining sufficient working capital and paying dividends.

Our ability to make payments on and to refinance our indebtedness, including the debt retained or incurred pursuant to the Spin-Off as well as any future debt that we may incur, will depend on our ability to generate cash in the future from operations, financings or asset sales. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We may not generate sufficient funds to service our debt and meet our business needs, such as funding working capital or the expansion of our operations. If we are not able to repay or refinance our debt as it becomes due, we may be forced to take disadvantageous actions, including reducing spending on marketing, retail trade incentives, advertising and new product innovation, reducing financing in the future for working capital, capital expenditures and general corporate purposes, selling assets or dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness. In addition, our ability to withstand competitive pressures and to react to changes in the food and beverage industry could be impaired. The lenders who hold our debt could also accelerate amounts due in the event that we default, which could potentially trigger a default or acceleration of the maturity of our other debt.

In addition, our substantial leverage could put us at a competitive disadvantage compared to our competitors that are less leveraged. These competitors could have greater financial flexibility to pursue strategic acquisitions and secure additional financing for their operations. Our substantial leverage could also impede our ability to withstand downturns in our industry or the economy in general.

We may increase our debt or raise additional capital in the future, which could affect our financial health and may decrease our profitability.

We may increase our debt or raise additional capital in the future, subject to restrictions in our debt agreements. In addition, our Board may issue shares of preferred stock without further action by holders of our common stock. If our cash flow from operations is less than we anticipate, or if our cash requirements are more than we expect, we may require more financing. However, debt or equity financing may not be available to us on terms we find acceptable, if at all. If we incur additional debt or raise equity through the issuance of our preferred stock, the terms of the debt or our preferred stock issued may give the holders rights, preferences and privileges senior to those of holders of our common stock, particularly in the event of liquidation. If we raise funds through the issuance of additional equity, your ownership in us would be diluted. Also, regardless of the terms of our debt or equity financing, our agreements and obligations under the Tax Sharing and Indemnity Agreement may limit our ability to issue stock. For a more detailed discussion, see “—We intend to agree to numerous restrictions to preserve the non-recognition treatment of the transactions, which may reduce our strategic and operating flexibility.” If we are unable to raise additional capital when needed, our financial condition, and thus your investment in us, could be materially and adversely affected.

After the Spin-Off, certain of our directors and officers may have actual or potential conflicts of interest because of their Kraft ParentCo equity ownership or their former Kraft ParentCo positions.

Certain of the persons we expect to become our executive officers and directors have been, and will be until the Spin-Off, Kraft ParentCo officers, directors or employees and thus have professional relationships with Kraft ParentCo’s executive officers, directors or employees. In addition, because of their former Kraft ParentCo positions, following the Spin-Off, certain of our directors and executive officers may own Kraft ParentCo common stock or options to acquire shares of Kraft ParentCo common stock, and the individual holdings may be significant for some of these individuals compared to their total assets. These relationships and financial interests may create, or may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for Kraft ParentCo and us. For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between Kraft ParentCo and us regarding the terms of the agreements governing the Spin-Off and the relationship thereafter between the companies.

Risks Relating to Our Common Stock and the Securities Market

You face the following risks in connection with ownership of our common stock:

No market for our common stock currently exists and an active trading market may not develop or be sustained after the Spin-Off. Following the Spin-Off, our stock price may fluctuate significantly.

There is currently no public market for our common stock. We intend to apply to list our common stock on the                    . We anticipate that before the Distribution Date for the Spin-Off, trading of shares of our common stock will begin on a “when-issued” basis and this trading will continue up to and including the Distribution Date. However, an active trading market for our common stock may not develop as a result of the Spin-Off or may not be sustained in the future. The lack of an active market may make it more difficult for you to sell our shares and could lead to our share price being depressed or volatile.

We cannot predict the prices at which our common stock may trade after the Spin-Off. The market price of our common stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

•	actual or anticipated fluctuations in our operating results due to factors related to our business;

•	success or failure of our business strategies;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	our ability to obtain financing as needed;

•	announcements by us or our competitors of significant new business awards;

•	announcements of significant acquisitions or dispositions by us or our competitors;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the failure of securities analysts to cover our common stock after the Spin-Off;

•	changes in earnings estimates by securities analysts;

•	the operating and stock price performance of other comparable companies;

•	investor perception of our company and the food and beverage industry;

•	natural or environmental disasters that investors believe may affect us;

•	overall market fluctuations;

•	results from any material litigation or government investigation;

•	changes in laws and regulations, including tax laws and regulations, affecting our business;

•	changes in capital gains taxes and taxes on dividends affecting shareholders; and

•	general economic conditions and other external factors.

Furthermore, our business profile and market capitalization may not fit the investment objectives of some Kraft ParentCo shareholders and, as a result, these Kraft ParentCo shareholders may sell our shares after the Distribution. See “—Substantial sales of our common stock may occur in connection with the Spin-Off, which could cause our stock price to decline.” Low trading volume for our stock, which may occur if an active trading market does not develop, among other reasons, would amplify the effect of the above factors on our stock price volatility.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could also adversely affect the trading price of our common stock.

Substantial sales of our common stock may occur in connection with the Spin-Off, which could cause our stock price to decline.

Kraft ParentCo shareholders receiving shares of our common stock in the Distribution generally may sell those shares immediately in the public market. Although we have no actual knowledge of any plan or intention of any significant shareholder to sell our common stock following the Spin-Off, it is possible that some Kraft ParentCo shareholders, including some of our larger shareholders, will sell our common stock received in the Distribution if, for reasons such as our business profile or market capitalization as an independent company, we do not fit their investment objectives, or – in the case of index funds – we are not a participant in the index in which they are investing. The sales of significant amounts of our common stock relating to the above events or the perception in the market that such sales will occur may decrease the market price of our common stock.

We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.

Following the Spin-Off, we expect to pay regular cash dividends, although the timing, declaration, amount and payment of any future dividends to shareholders will fall within the discretion of our Board. Our Board’s decisions regarding the payment of future dividends will depend on many factors, including our financial condition, earnings, capital requirements and debt service obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant. In addition, the terms of the agreements governing our new debt or debt that we may incur in the future may limit or prohibit the payment of dividends. For more information, see “Dividend Policy.” There can be no assurance that we will pay a dividend in the future or that we will continue to pay any dividend if we do commence paying dividends. There can also be no assurance that, in the future, the combined annual dividends on Kraft ParentCo common stock, if any, and our common stock, if any, after the Spin-Off will equal the annual dividends on Kraft ParentCo common stock prior to the Spin-Off.

Your percentage ownership in Kraft Foods Group may be diluted in the future.

Your percentage ownership in Kraft Foods Group may be diluted in the future because of equity awards that we expect to grant to our directors, officers and employees. Prior to the Spin-Off, we expect to approve equity incentive plans that will provide for the grant of common stock-based equity awards to our directors, officers and other employees. In addition, we may issue equity as all or part of the consideration paid for acquisitions and strategic investments we may make in the future.

Provisions of Virginia law and our Articles of Incorporation and Bylaws may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.

Several provisions of Virginia law and our Articles of Incorporation and Bylaws may discourage, delay or prevent a merger or acquisition that you may consider favorable. These include provisions that:

•	provide that our directors can be removed only for cause;

•	authorize our Board to adopt a shareholder rights plan;

•	authorize our Board to establish one or more series of undesignated preferred stock without shareholder approval, and to determine the terms of such preferred stock at the time of issuance;

•	do not provide for cumulative voting in the election of directors;

•	limit the persons who may call special meetings of shareholders;

•	do not authorize our shareholders to act by less-than-unanimous written consent;

•	establish advance notice requirements for shareholder nominations and proposals; and

•	limit our ability to enter into business combination transactions with certain shareholders.

These and other provisions of Virginia law and our Articles of Incorporation and Bylaws may discourage, delay or prevent certain types of transactions involving an actual or a threatened acquisition or change in control of Kraft Foods Group, including unsolicited takeover attempts, even though the transaction may offer our shareholders the opportunity to sell their shares of our common stock at a price above the prevailing market price. See “Description of Our Capital Stock—Certain Provisions of Virginia Law and Our Articles of Incorporation and Bylaws” for more information.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Information Statement contains “forward-looking statements.” Words such as “anticipates,” “estimates,” “expects,” “projects,” “forecasts,” “intends,” “plans,” “continues,” “believes,” “may,” “will,” “goals” and variations of such words and similar expressions are intended to identify our forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements, beliefs and expectations regarding the consummation of the Spin-Off and our business strategies, market potential, future financial performance, dividends, the impact of new accounting standards, costs to be incurred in connection with the Spin-Off, the 2012-2014 Restructuring Program (as described below in “Unaudited Pro Forma Combined Financial Statements”), unrealized losses on hedging activities, results of pending legal matters, our goodwill and other intangible assets, price volatility and cost environment, our liquidity, our funding sources, expected pension contributions, capital expenditures and funding, our financial covenants, repayments of debt, off-balance sheet arrangements and contractual obligations, our accounting policies, general views about future operating results and other events or developments that we expect or anticipate will occur in the future. These forward-looking statements are subject to a number of important factors, including those factors discussed in detail under “Risk Factors” in this Information Statement, that could cause our actual results to differ materially from those indicated in any such forward-looking statements. These factors include, but are not limited to, increased competition; our ability to differentiate our products from retailer and economy brands; our ability to maintain our reputation and brand image; increasing consolidation of retail customers; changes in relationships with our significant customers and suppliers; continued volatility of, and sharp increases in, commodity and other input costs; pricing actions; increased costs of sales; regulatory or legal changes, restrictions or actions; unanticipated expenses such as litigation or legal settlement expenses; product recalls and product liability claims; unanticipated business disruptions; unexpected safety or manufacturing issues; our ability to predict, identify and interpret changes in consumer preferences and demand; a shift in our product mix to lower margin offerings; our ability to complete proposed divestitures or acquisitions; our ability to realize the expected benefits of acquisitions if they are completed; our indebtedness and our ability to pay our indebtedness; disruptions in our information technology networks and systems; our inability to protect our intellectual property rights; continued consumer weakness; weakness in economic conditions; tax law changes; the qualification of the Contribution, Internal Distribution or Distribution for non-recognition treatment for U.S. federal income tax purposes (as well as any related indemnification obligation to Kraft ParentCo in case such transactions do not so qualify); the qualification of the Canadian aspects of the Internal Reorganization for tax-deferred treatment for Canadian federal and provincial income tax purposes; our ability to achieve the benefits we expect to achieve from the Spin-Off and to do so in a timely and cost-effective manner; our lack of operating history as an independent, publicly traded company; future competition from Kraft ParentCo; potential conflicts of interest for certain of our directors and officers due to their equity ownership of or former service to Kraft ParentCo; and the incurrence of substantial indebtedness in connection with the Spin-Off and any potential related reductions in spending on our business activities. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this Information Statement, except as required by applicable law or regulation.

THE SPIN-OFF

Background

On August 4, 2011, Kraft ParentCo announced plans to create two independent public companies: the Global Snacks Business and the North American Grocery Business. To effect the separation, Kraft ParentCo will undertake the Internal Reorganization described under “Certain Relationships and Related Party Transactions—Agreements with Kraft ParentCo—Separation and Distribution Agreement,” following which Kraft ParentCo will hold the Global Snacks Business and Kraft Foods Group, Kraft ParentCo’s wholly owned subsidiary, will hold the North American Grocery Business.

Following the Internal Reorganization, Kraft ParentCo will distribute all of its equity interest in us, consisting of all of the outstanding shares of our common stock, to Kraft ParentCo’s shareholders on a pro rata basis. Following the Spin-Off, Kraft ParentCo will not own any equity interest in us, and we will operate independently from Kraft ParentCo. No approval of Kraft ParentCo’s shareholders is required in connection with the Spin-Off, and Kraft ParentCo’s shareholders will not have any appraisal rights in connection with the Spin-Off.

The Spin-Off described in this Information Statement is subject to the satisfaction, or Kraft ParentCo’s waiver, of a number of conditions. In addition, Kraft ParentCo has the right not to complete the Spin-Off if, at any time, the Kraft ParentCo Board determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Kraft ParentCo or its shareholders or is otherwise not advisable. For a more detailed description, see “—Conditions to the Spin-Off.”

Reasons for the Spin-Off

The Kraft ParentCo Board has regularly reviewed Kraft ParentCo’s businesses to ensure that Kraft ParentCo’s resources are utilized in a manner that is in the best interests of Kraft ParentCo and its shareholders. In this review process, the Kraft ParentCo Board, with input and advice from Kraft ParentCo’s management, has evaluated different alternatives, including potential opportunities for dispositions, acquisitions, business combinations and separations, with the goal of enhancing shareholder value. Because of the differences in the operations, geographical scope and strategic focus of the two businesses, a separation of the North American Grocery Business from the Global Snacks Business was one of the alternatives that the Kraft ParentCo Board evaluated from time to time. As part of this evaluation of a possible separation, the Kraft ParentCo Board considered a number of factors, including the strategic focus of and flexibility for the Global Snacks Business and the North American Grocery Business, the ability of the Global Snacks Business and the North American Grocery Business to compete and operate efficiently and effectively as separate public companies, the financial profile of the Global Snacks Business and the North American Grocery Business, the potential reaction of investors and the probability of successful execution of the various structural alternatives and the risks associated with those alternatives.

In 2011, the Kraft ParentCo Board again reviewed potential strategic alternatives, including a separation of the North American Grocery Business and the Global Snacks Business. As a result of this evaluation, after considering various factors in light of Kraft ParentCo’s businesses at that time and input from Goldman, Sachs & Co. and Centerview Partners, the Kraft ParentCo Board determined that proceeding with a spin-off of the North American Grocery Business at this time would be in the best interests of Kraft ParentCo and its shareholders. The Kraft ParentCo Board believes that creating two public companies will present a number of opportunities:

•

The Spin-Off will allow each company to focus on its distinct growth profile, product categories, distribution systems and strategic priorities, with customized cultures, organizational structures, operating models and financial targets that best fit its own business, markets and unique opportunities.

•

The Spin-Off will allow each company to allocate resources and deploy capital in a manner consistent with its distinct operational focus and strategic priorities in order to optimize total returns to shareholders.

•	The Spin-Off will allow investors to value Kraft ParentCo and Kraft Foods Group based on their particular operational and financial characteristics and thus invest accordingly.

In determining whether to effect the Spin-Off, the Kraft ParentCo Board considered the costs and risks associated with the transaction, including the costs associated with preparing Kraft Foods Group to become an independent, publicly traded company, the risk of volatility in our stock price immediately following the Spin-Off due to sales by Kraft ParentCo’s shareholders whose investment objectives may not be met by our common stock, the time it may take for Kraft Foods Group to attract its optimal shareholder base, any potential negative impact on Kraft ParentCo’s credit ratings as a result of the divestiture of our assets, the possibility of disruptions in our business as a result of the Spin-Off, the risk that the combined trading prices of our common stock and Kraft ParentCo’s common stock after the Spin-Off may drop below the trading price of Kraft ParentCo’s common stock before the Spin-Off and the loss of synergies and scale from operating as one company. Notwithstanding these costs and risks, taking into account the factors discussed above, the Kraft ParentCo Board determined that the Spin-Off was the best alternative to achieve the above objectives and enhance shareholder value.

Separation of the North American Grocery Business and the Global Snacks Business

With the objective of creating two separate and strong businesses and with input and advice from Kraft ParentCo’s management, the Kraft ParentCo Board defined principles to implement the separation of the North American Grocery Business and the Global Snacks Business. These separation principles include ensuring that both Kraft ParentCo and we will each hold the assets needed to operate our respective businesses and have total liabilities immediately following the Spin-Off that support each of us obtaining investment grade credit ratings.

The Kraft ParentCo Board charged a steering committee comprising members of Kraft ParentCo’s senior management, or the “Steering Committee,” with overseeing the separation of the businesses in accordance with these separation principles. The Steering Committee includes both officers that we expect will continue to serve Kraft ParentCo and officers that we expect to employ after the Spin-Off. Guided by the separation principles and input from business units and strategy, tax and legal teams, as well as outside advisors, the Steering Committee considered, among other factors, each business’ historic ownership and usage of assets, incurrence of liabilities, relationships with other entities and accounting treatment, as well as administrative costs and efficiencies, to determine the terms of the separation of the North American Grocery Business and the Global Snacks Business.

When and How You Will Receive Kraft Foods Group Shares

Kraft ParentCo will distribute to its shareholders, pro rata,              shares of our common stock for every              shares of Kraft ParentCo common stock outstanding as of                     , 2012, the Record Date of the Distribution.

Prior to the Spin-Off, Kraft ParentCo will deliver all of the issued and outstanding shares of our common stock to the distribution agent. Wells Fargo Shareowner Services will serve as distribution agent in connection with the distribution of our common stock and as transfer agent and registrar for our common stock.

If you own Kraft ParentCo common stock as of the close of business on                     , 2012, the shares of our common stock that you are entitled to receive in the Distribution will be issued to your account as follows:

•

Registered shareholders. If you own your shares of Kraft ParentCo common stock directly, either through an account with Kraft ParentCo’s transfer agent or if you hold physical stock certificates, you are a registered shareholder. In this case, the distribution agent will credit the whole shares of our common stock you receive in the Distribution by way of direct registration in book-entry form to your Wells Fargo account on or shortly after the Distribution Date. Registration in book-entry form refers to a method of recording share ownership where no physical stock certificates are issued to shareholders, as is the case in the Distribution. You will be able to access information regarding your book-entry account holding the Kraft Foods Group shares at www.shareowneronline.com using the same credentials that you use to access your Kraft ParentCo account or via our transfer agent’s interactive voice response system at (866) 655-7238.

About one week after the Distribution Date, the distribution agent will mail to you a Wells Fargo account statement and a check for any cash in lieu of fractional shares you are entitled to receive. See “—Treatment of Fractional Shares.” The Wells Fargo account statement will indicate the number of whole shares of our common stock that have been registered in book-entry form in your name.

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“Street name” or beneficial shareholders. Most Kraft ParentCo shareholders own their shares of Kraft ParentCo common stock beneficially through a bank, broker or other nominee. In these cases, the bank, broker or other nominee holds the shares in “street name” and records your ownership on its books. If you own your shares of Kraft ParentCo common stock through a bank, broker or other nominee, your bank, broker or other nominee will credit your account with the whole shares of our common stock that you receive in the Distribution on or shortly after the Distribution Date. We encourage you to contact your bank, broker or other nominee if you have any questions concerning the mechanics of having shares held in street name.

If you sell any of your shares of Kraft ParentCo common stock on or before the Distribution Date, the buyer of those shares, and not you, may in some circumstances be entitled to receive the shares of our common stock issuable in respect of the shares sold. See “—Trading Prior to the Distribution Date” for more information.

We are not asking Kraft ParentCo shareholders to take any action in connection with the Spin-Off. No shareholder approval of the Spin-Off is required. We are not asking you for a proxy and request that you not send us a proxy. We are also not asking you to surrender any of your shares of Kraft ParentCo common stock for shares of our common stock. The number of outstanding shares of Kraft ParentCo common stock will not change as a result of the Spin-Off.

Number of Shares You Will Receive

On the Distribution Date, you will receive              shares of our common stock for every              shares of Kraft ParentCo common stock you owned as of the Record Date.

Treatment of Fractional Shares

The distribution agent will not distribute any fractional shares of our common stock in connection with the Spin-Off. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices on behalf of Kraft ParentCo shareholders entitled to receive a fractional share. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to these holders

(net of any required withholding for taxes applicable to each holder). We anticipate that the distribution agent will make these sales in the “when-issued” market, and when-issued trades will generally settle within four trading days following the Distribution Date. See “—Trading Prior to the Distribution Date” for additional information regarding when-issued trading. The distribution agent will, in its sole discretion, without any influence by Kraft ParentCo or us, determine when, how, through which broker-dealer and at what price to sell the whole shares. The distribution agent is not, and any broker-dealer used by the distribution agent will not be, an affiliate of either Kraft ParentCo or us.

The distribution agent will send to each registered holder of Kraft ParentCo common stock entitled to a fractional share a check in the cash amount deliverable in lieu of that holder’s fractional share as soon as practicable following the Distribution Date. We expect the distribution agent to take about one week after the Distribution Date to complete the distribution of cash in lieu of fractional shares to Kraft ParentCo shareholders. If you hold your shares through a bank, broker or other nominee, your bank, broker or nominee will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales. No interest will be paid on any cash you receive in lieu of fractional shares. The cash you receive in lieu of fractional shares will generally be taxable to you. See “—Material U.S. Federal Income Tax Consequences of the Contribution, Internal Distribution and Distribution” below for more information.

Material U.S. Federal Income Tax Consequences of the Contribution, Internal Distribution and Distribution

The following is a summary of the material U.S. federal income tax consequences of the Contribution, Internal Distribution and Distribution. This discussion is based on the Code, the Treasury Regulations promulgated under the Code and judicial and administrative interpretations of these laws, in each case as in effect and available as of the date of this Information Statement, all of which are subject to change at any time, possibly with retroactive effect. Any change of this nature could affect the tax consequences described below.

The Distribution is conditioned on the receipt and continued validity of a private letter ruling from the IRS, which Kraft ParentCo has requested, and an opinion of Sutherland Asbill & Brennan LLP, or “Sutherland,” Kraft ParentCo’s tax counsel, each to the effect that, subject to the accuracy of and compliance with certain representations, assumptions and covenants, (i) the Contribution and Internal Distribution described under “Certain Relationships and Related Party Transactions—Agreements with Kraft ParentCo—Separation and Distribution Agreement” will qualify for non-recognition of gain or loss to Kraft ParentCo and us pursuant to Sections 368 and 355 of the Code (except, in the case of the private letter ruling, to the extent the IRS generally will not rule on certain transfers of intellectual property, which will be covered solely by the opinion) and (ii) the Distribution will qualify for non-recognition of gain or loss to Kraft ParentCo and Kraft ParentCo’s shareholders pursuant to Section 355 of the Code, except to the extent of cash received in lieu of fractional shares.

Although a private letter ruling is generally binding on the IRS, the continued validity of a ruling is subject to the accuracy of and compliance with the representations, assumptions and covenants made by Kraft ParentCo and us in the ruling request. If the representations or assumptions made in the private letter ruling request are untrue or incomplete in any material respect, then Kraft ParentCo will not be able to rely on this ruling. Furthermore, as part of IRS policy, the IRS will not determine whether the Internal Distribution or Distribution satisfies certain conditions that are necessary to qualify for non-recognition treatment under Section 355 of the Code, including the requirements that the distributions have a valid corporate-level business purpose and that the distributions not be used principally as a device for the distribution of earnings and profits. Rather, the private letter ruling will be based on representations by Kraft ParentCo and us that these conditions have been satisfied. Any inaccuracy in these representations could invalidate the private letter ruling. The opinion of tax counsel will address the satisfaction of these conditions. Similarly, the IRS generally will not rule on contributions of intellectual property that do not satisfy certain criteria. As a result, the private letter ruling will not address whether transfers of certain intellectual property included in the Contribution qualify for non-recognition treatment. Rather, the opinion of tax counsel will address such qualification.

The opinion of tax counsel will rely on the private letter ruling as to matters covered by the ruling. The opinion will assume that the Contribution, Internal Distribution and Distribution will be completed according to the terms of the Separation and Distribution Agreement and that the parties will report the transactions in a manner consistent with the opinion. The opinion will rely on the facts as stated in the Separation and Distribution Agreement, the Tax Sharing and Indemnity Agreement and ancillary agreements, this Information Statement and a number of other documents. In rendering the opinion, Sutherland will require and rely on representations and covenants from Kraft ParentCo and us to be delivered at the time of closing (and will assume that any such representation that is qualified by belief, knowledge or materiality is true, correct and complete without such qualification). If any of the representations or assumptions were untrue or incomplete in any material respect, any covenants were not complied with, or the facts on which the opinion is based were materially different from the facts at the time of the transactions, the conclusions in the opinion may not be correct. Sutherland will have no obligation to advise us or our shareholders of changes in its opinion after the Distribution Date due to any subsequent changes in the matters stated, represented or assumed in the opinion or any subsequent changes in the applicable law. Opinions of tax counsel are not binding on the IRS. As a result, the IRS could challenge the conclusions expressed in the opinion of tax counsel, and if the IRS prevails in its challenge, the tax consequences to you could be materially less favorable than those described below.

The opinion will be based on statutory, regulatory and judicial authority existing as of the date of the opinion, any of which may be changed at any time with retroactive effect. Neither the opinion nor the ruling will address any state, local or foreign tax consequences of the Contribution, Internal Distribution or Distribution. The Distribution may be taxable to you under state, local or foreign tax laws.

Tax consequences of the Distribution for U.S. holders

This discussion is limited to holders of Kraft ParentCo common stock that are U.S. holders, as defined immediately below, that hold their Kraft ParentCo common stock as a capital asset. A U.S. holder is a beneficial owner of Kraft ParentCo common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

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a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) it was treated as a domestic trust under the law in effect before 1997 and a valid election is in place under applicable Treasury Regulations.

This discussion does not address all tax considerations that may be relevant to U.S. holders in light of their particular circumstances, nor does it address the consequences to U.S. holders subject to special treatment under the U.S. federal income tax laws, including but not limited to:

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	persons who acquired Kraft ParentCo common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	holders who own, or are deemed to own, at least 10% or more, by voting power or value, of Kraft ParentCo equity;

•	holders who own Kraft ParentCo common stock as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. federal income tax purposes;

•	former citizens or long-term residents of the United States;

•	holders who are subject to the alternative minimum tax; or

•	persons that own Kraft ParentCo common stock through partnerships or other pass-through entities.

This discussion does not address any state, local or foreign tax consequences or any estate, gift or other non-income tax consequences.

If a partnership, or any other entity treated as a partnership for U.S. federal income tax purposes, holds Kraft ParentCo common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to its tax consequences.

THIS SUMMARY IS FOR GENERAL INFORMATION PURPOSES ONLY, AND IT IS NOT INTENDED TO BE, AND IT SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL, AS WELL AS FOREIGN, INCOME AND OTHER TAX CONSEQUENCES OF THE DISTRIBUTION.

Assuming the receipt and continued validity of the private letter ruling and subject to qualifications and limitations described in this Information Statement (including the discussion below relating to the receipt of cash in lieu of fractional shares) and the tax opinion, Sutherland, Kraft ParentCo’s tax counsel, is of the opinion that for U.S. federal income tax purposes the consequences of the Distribution will be as described below.

•	A U.S. holder will not recognize any gain or loss, and will not include any amount in income, upon receiving our common stock in the Distribution;

•

Each U.S. holder’s aggregate basis in its Kraft ParentCo common stock and our common stock received in the Distribution (including any fractional shares to which the U.S. holder would be entitled) will equal the aggregate basis the U.S. holder had in the Kraft ParentCo common stock immediately prior to the Distribution, allocated in proportion to the fair market value of each; and

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Each U.S. holder’s holding period in our common stock received in the Distribution will include the U.S. holder’s holding period in its Kraft ParentCo common stock on which the Distribution was made, provided that the Kraft ParentCo common stock is owned as a capital asset on the date of the Distribution.

U.S. holders that have acquired different blocks of Kraft ParentCo common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, shares of our common stock distributed with respect to such blocks of Kraft ParentCo common stock. Fair market value generally is the price at which a willing buyer and a willing seller, neither of whom is under any compulsion to buy or to sell and both having reasonable knowledge of the facts, would exchange property. U.S. federal income tax law does not specifically prescribe how U.S. holders should determine the fair market values of Kraft ParentCo common stock and our common stock for purposes of allocating basis. You should consult your tax advisor to determine what measure of fair market value is appropriate. For purposes of reporting to the IRS, Kraft ParentCo and we will calculate the fair market value of our respective common stock based on the mean of the highest and lowest trading prices of the stock on the first full trading day after the Distribution.

Cash in lieu of fractional shares

If a U.S. holder receives cash in lieu of a fractional share of common stock in the Distribution, the U.S. holder will be treated as though it first received a distribution of the fractional share in the Distribution and then sold it for the amount of cash it actually receives. Provided the fractional share is considered to be held as a capital asset, the U.S. holder will generally recognize capital gain or loss measured by the difference between the cash received for the fractional share and the tax basis in that fractional share, determined as described above. The capital gain or loss will be a long-term capital gain or loss if the U.S. holder’s holding period for the Kraft ParentCo common stock, with respect to which the U.S. holder received the fractional share, is more than one year on the Distribution Date.

Tax consequences for U.S. holders if the Distribution fails to qualify for non-recognition treatment

If the Distribution does not qualify for non-recognition treatment, each U.S. holder who receives our common stock in the Distribution would generally be treated as receiving a distribution in an amount equal to the fair market value of our common stock it receives (including any fractional shares received), which would generally result in:

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a taxable dividend to the extent of the U.S. holder’s ratable share of Kraft ParentCo’s current and accumulated earnings and profits, as increased to reflect any gain recognized by Kraft ParentCo on a taxable distribution;

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a reduction in the U.S. holder’s basis (but not below zero) in Kraft ParentCo common stock to the extent the amount received exceeds the U.S. holder’s share of Kraft ParentCo’s earnings and profits; and

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a taxable gain from the exchange of Kraft ParentCo common stock to the extent the amount it receives exceeds both the U.S. holder’s share of Kraft ParentCo’s earnings and profits and the basis in the U.S. holder’s Kraft ParentCo common stock.

Any amounts withheld in respect of taxes from the payments of cash in lieu of fractional shares will be taken into account in determining each U.S. holder’s tax liability if the Distribution does not qualify for non-recognition treatment.

Information reporting and backup withholding

Payments of cash in lieu of a fractional share of our common stock may, under certain circumstances, be subject to “backup withholding,” unless a holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the requirements of the backup withholding rules. Corporations and non-U.S. holders will generally be exempt from backup withholding, but may be required to provide a certification to establish their entitlement to the exemption. Backup withholding does not constitute an additional tax, but is merely an advance payment that may be refunded or credited against a holder’s U.S. federal income tax liability if the required information is supplied to the IRS.

U.S. Treasury Regulations require each U.S. holder that immediately before the Distribution owned 5% or more (by vote or value) of the total outstanding stock of Kraft ParentCo to attach to its U.S. federal income tax return for the year in which our common stock is received a statement setting forth certain information related to the Distribution.

Tax consequences for Kraft ParentCo, the New Snacks Company (as defined under “Certain Relationships and Related Party Transactions—Agreements with Kraft ParentCo—Separation and Distribution Agreement”) and us of the Contribution and Internal Distribution described under “Certain Relationships and Related Party Transactions—Agreements with Kraft ParentCo—Separation and Distribution Agreement” and the Distribution

Assuming the receipt and continued validity of the private letter ruling and subject to qualifications and limitations set forth therein and in the tax opinion, Sutherland, Kraft ParentCo’s tax counsel, is of the opinion that, for U.S. federal income tax purposes, the consequences of the transactions will be as described below:

•	Kraft ParentCo will not recognize any gain or loss on the Internal Distribution and the Distribution;

•	We will not recognize any gain or loss on the Contribution and the Internal Distribution; and

•	The New Snacks Company will not recognize any gain or loss on the Contribution.

Tax consequences for Kraft ParentCo, the New Snacks Company and us if the Contribution and Internal Distribution fail to qualify for non-recognition treatment

If the Contribution and the Internal Distribution do not qualify for non-recognition treatment, we (or Kraft ParentCo, as the common parent of the consolidated group) would recognize taxable gain equal to the excess of the fair market value of the assets transferred to the New Snacks Company in the Contribution over our tax basis in those assets. Under the Tax Sharing and Indemnity Agreement, to the extent that we were liable for any such tax on the Contribution or Internal Distribution, Kraft ParentCo would generally be obligated to indemnify us against such tax liability. See, however, “—Indemnification obligation” below.

Tax consequences for Kraft ParentCo, the New Snacks Company and us if the Distribution fails to qualify for non-recognition treatment

If the Distribution does not qualify for non-recognition treatment, Kraft ParentCo would recognize taxable gain equal to the excess of the fair market value of our common stock distributed to Kraft ParentCo’s shareholders over Kraft ParentCo’s tax basis in our common stock. In that case, the gain recognized by Kraft ParentCo would be substantial.

Indemnification obligation

Even if the Distribution otherwise qualifies for non-recognition of gain or loss under Section 355 of the Code, it may be taxable to Kraft ParentCo, but not Kraft ParentCo’s shareholders, under Section 355(e) of the Code if 50% or more (by vote or value) of our common stock or Kraft ParentCo common stock is acquired as part of a plan or series of related transactions that include the Distribution. For this purpose, any acquisitions of Kraft ParentCo’s or our common stock within two years before or after the Distribution are presumed to be part of such a plan, although Kraft ParentCo or we may be able to rebut that presumption based on either applicable facts and circumstances or a “safe harbor” described in the tax regulations. If such an acquisition of Kraft ParentCo’s or our common stock triggers the application of Section 355(e) of the Code, Kraft ParentCo would recognize a gain equal to the excess of the fair market value of our common stock it holds immediately before the completion of the Distribution over Kraft ParentCo’s tax basis in that stock.

Generally, taxes resulting from the failure of the Spin-Off to qualify for non-recognition treatment for U.S. federal income tax purposes would be imposed on Kraft ParentCo or Kraft ParentCo’s shareholders, and Kraft ParentCo would generally be obligated to indemnify us against such taxes under the Tax Sharing and Indemnity Agreement. However, under the Tax Sharing and Indemnity Agreement, we could be required, under certain circumstances, to indemnify Kraft ParentCo and its affiliates against all tax-related liabilities caused by those failures, to the extent those liabilities result from an action we or our affiliates take or from any breach of our or our affiliates’ representations, covenants or obligations under the Tax Sharing and Indemnity Agreement or any other agreement we enter into in connection with the Spin-Off. Events triggering an indemnification obligation under the agreement include events occurring after the Distribution that cause Kraft ParentCo to recognize a gain under Section 355(e) of the Code. See “Risk Factors—Risks Relating to the Spin-Off—We could have an indemnification obligation to Kraft ParentCo if the transactions we undertake in the Spin-Off do not qualify for non-recognition treatment, which could materially adversely affect our financial condition” and “Certain Relationships and Related Party Transactions—Agreements with Kraft ParentCo—Tax Sharing and Indemnity Agreement.”

Results of the Spin-Off

After the Spin-Off, we will be an independent, publicly traded company. Immediately following the Spin-Off, we expect to have approximately              holders of shares of our common stock and approximately              million shares of our common stock outstanding, based on the number of Kraft ParentCo shareholders and shares of Kraft ParentCo common stock outstanding on                    , 2012. The actual number of shares of our common stock Kraft ParentCo will distribute in the Spin-Off will depend on the actual number of shares of Kraft ParentCo common stock outstanding on the Record Date, and will reflect any issuance of new shares or exercises of outstanding options pursuant to Kraft ParentCo’s equity plans on or prior to the Record Date. The Spin-Off will not affect the number of outstanding shares of Kraft ParentCo common stock or any rights of Kraft ParentCo shareholders, although we expect the trading price of shares of Kraft ParentCo common stock immediately following the Distribution to be lower than immediately prior to the Distribution because Kraft ParentCo’s trading price will no longer reflect the value of the North American Grocery Business. Furthermore, until the market has fully analyzed the value of Kraft ParentCo without the North American Grocery Business, the price of shares of Kraft ParentCo common stock may fluctuate.

Before our separation from Kraft ParentCo, we intend to enter into a Separation and Distribution Agreement and several other agreements with Kraft ParentCo related to the Spin-Off. These agreements will govern the relationship between Kraft ParentCo and us up to and after completion of the Spin-Off and allocate between Kraft ParentCo and us various assets, liabilities, rights and obligations, including employee benefits, intellectual property and tax-related assets and liabilities. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements with Kraft ParentCo.”

Listing and Trading of our Common Stock

As of the date of this Information Statement, we are a wholly owned subsidiary of Kraft ParentCo. Accordingly, no public market for our common stock currently exists, although a “when-issued” market in our common stock may develop prior to the Distribution. See “—Trading Prior to the Distribution Date” below for an explanation of a “when-issued” market. We intend to list our shares of common stock on the                  under the symbol “             .” Following the Spin-Off, Kraft ParentCo common stock will trade on the                      under the symbol “MDLZ.”

Neither we nor Kraft ParentCo can assure you as to the trading price of Kraft ParentCo common stock or our common stock after the Spin-Off, or as to whether the combined trading prices of Kraft ParentCo common stock and our common stock after the Spin-Off will be less than, equal to or greater than the trading prices of Kraft ParentCo common stock prior to the Spin-Off. The trading price of our common stock may fluctuate significantly following the Spin-Off. See “Risk Factors—Risks Relating to our Common Stock and the Securities Market” for more detail.

The shares of our common stock distributed to Kraft ParentCo shareholders will be freely transferable, except for shares received by individuals who are our affiliates. Individuals who may be considered our affiliates after the Spin-Off include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. These individuals may include some or all of our directors and executive officers. Individuals who are our affiliates will be permitted to sell their shares of our common stock only pursuant to an effective registration statement under the Securities Act of 1933, or the “Securities Act,” or an exemption from the registration requirements of the Securities Act, such as those afforded by Section 4(1) of the Securities Act or Rule 144 thereunder.

Trading Prior to the Distribution Date

We expect a “when-issued” market in our common stock to develop as early as two trading days prior to the Record Date for the Distribution and continue up to and including the Distribution Date. When-issued trading refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed. If you own shares of Kraft ParentCo common stock on the Record Date, you will be entitled to receive shares of our common stock in the Distribution. You may trade this entitlement to receive shares of our common stock, without the shares of Kraft ParentCo common stock you own, on the when-issued market. We expect when-issued trades of our common stock to settle within four trading days after the Distribution Date. On the first trading day following the Distribution Date, we expect that when-issued trading of our common stock will end and “regular-way” trading will begin.

We also anticipate that, as early as two trading days prior to the Record Date and continuing up to and including the Distribution Date, there will be two markets in Kraft ParentCo common stock: a “regular-way” market and an “ex-distribution” market. Shares of Kraft ParentCo common stock that trade on the regular-way market will trade with an entitlement to receive shares of our common stock in the Distribution. Shares that trade on the ex-distribution market will trade without an entitlement to receive shares of our common stock in the Distribution. Therefore, if you sell shares of Kraft ParentCo common stock in the regular-way market up to and including the Distribution Date, you will be selling your right to receive shares of our common stock in the Distribution. However, if you own shares of Kraft ParentCo common stock on the Record Date and sell those shares in the ex-distribution market up to and including the Distribution Date, you will still receive the shares of our common stock that you would otherwise be entitled to receive in the Distribution.

Following the Distribution Date, we expect shares of our common stock to be listed on the                      under the trading symbol “            .” If when-issued trading occurs, the listing for our common stock is expected to be under a trading symbol different from our regular-way trading symbol. We will announce our when-issued trading symbol when and if it becomes available. If the Spin-Off does not occur, all when-issued trading will be null and void.

Conditions to the Spin-Off

We expect that the Spin-Off will be effective on the Distribution Date, provided that the following conditions have been satisfied or the Kraft ParentCo Board has waived the conditions:

•	the Kraft ParentCo Board will, in its sole and absolute discretion, have authorized and approved:

(i)	the Internal Reorganization,

(ii)	any other transfers of assets and assumptions of liabilities contemplated by the Separation and Distribution Agreement and any related agreements, and

(iii)	the Distribution,

and will not have withdrawn that authorization and approval;

•	the Kraft ParentCo Board will have declared the Distribution of all outstanding shares of our common stock to Kraft ParentCo’s shareholders;

•

the SEC will have declared our Registration Statement on Form 10, of which this Information Statement is a part, effective under the Exchange Act, no stop order suspending the effectiveness of the Registration Statement will be in effect, no proceedings for that purpose will be pending before or threatened by the SEC and notice of Internet availability of this Information Statement or this Information Statement will have been mailed to Kraft ParentCo’s shareholders;

•	or another national securities exchange approved by the Kraft ParentCo Board will have accepted our common stock for listing, subject to official notice of issuance;

•	the Internal Reorganization will have been completed;

•

Kraft ParentCo will have received a private letter ruling from the IRS, in form and substance satisfactory to Kraft ParentCo in its sole and absolute discretion, to the effect that, subject to the accuracy of and compliance with certain representations, assumptions and covenants, (i) the Contribution and Internal Distribution described under “Certain Relationships and Related Party Transactions—Agreements with Kraft ParentCo—Separation and Distribution Agreement” will qualify for non-recognition of gain or loss to Kraft ParentCo and us pursuant to Sections 368 and 355 of the Code (except to the extent the IRS generally will not rule on certain transfers of intellectual property, which will be covered solely by the opinion) and (ii) the Distribution will qualify for non-recognition of gain or loss to Kraft ParentCo and Kraft ParentCo’s shareholders pursuant to Section 355 of the Code, except to the extent of cash received in lieu of fractional shares, and that private letter ruling will remain in effect as of the Distribution Date;

•

Kraft ParentCo will have received an opinion from its tax counsel, in form and substance satisfactory to Kraft ParentCo in its sole and absolute discretion, that, subject to the accuracy of and compliance with certain representations, assumptions and covenants, (i) the Contribution and Internal Distribution described under “Certain Relationships and Related Party Transactions—Agreements with Kraft ParentCo—Separation and Distribution Agreement” will qualify for non-recognition of gain or loss to Kraft ParentCo and us pursuant to Sections 368 and 355 of the Code and (ii) the Distribution will qualify for non-recognition of gain or loss to Kraft ParentCo and Kraft ParentCo’s shareholders pursuant to Section 355 of the Code, except to the extent of cash received in lieu of fractional shares;

•

Kraft ParentCo will have received an advance income tax ruling from the CRA, in form and substance satisfactory to Kraft ParentCo in its sole and absolute discretion, to the effect that, subject to the accuracy of and compliance with certain representations, assumptions and covenants and based on the current provisions of the Canadian Tax Act, the separation of the assets and liabilities in Canada held in connection with the Global Snacks Business from the assets and liabilities in Canada held in connection with the North American Grocery Business will be treated for purposes of the Canadian Tax Act as resulting in a “butterfly” reorganization with no material Canadian federal income tax payable by Kraft ParentCo’s Canadian subsidiary, our Canadian subsidiary or their respective shareholders, and that advance income tax ruling will remain in effect as of the Distribution Date;

•

no order, injunction or decree that would prevent the consummation of the Distribution will be threatened, pending or issued (and still in effect) by any governmental entity of competent jurisdiction, no other legal restraint or prohibition preventing the consummation of the Distribution will be in effect, and no other event outside the control of Kraft ParentCo will have occurred or failed to occur that prevents the consummation of the Distribution;

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no other events or developments will have occurred prior to the Distribution that, in the judgment of the Kraft ParentCo Board, would result in the Distribution having a material adverse effect on Kraft ParentCo or its shareholders;

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Kraft ParentCo and we will have executed and delivered the Separation and Distribution Agreement, Tax Sharing and Indemnity Agreement, Employee Matters Agreement, Master Ownership and License Agreement Regarding Patents, Trade Secrets and Certain Related Intellectual Property, Master Ownership and License Agreement Regarding Trademarks and Certain Related Intellectual Property, Transition Services Agreements, Manufacturing and Supply Agreements, Canadian Transfer Agreement and all other ancillary agreements related to the Spin-Off;

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Kraft ParentCo will have duly elected the individuals to be listed as members of our post-Distribution Board in this Information Statement, and those individuals will be members of our Board immediately prior to the Distribution Date; provided, however, that to the extent required by law or any requirement of                 , our current directors will appoint one independent director and this director will begin his or her term prior to the Distribution in accordance with such law or requirement;

•

each individual who will be an employee of Kraft ParentCo after the Distribution and who is a director or officer of Kraft Foods Group will have resigned or been removed from the directorship and/or office held by that person, effective no later than immediately prior to the Distribution; and

•

immediately prior to the Distribution, our Articles of Incorporation and Bylaws, each in substantially the form filed as an exhibit to the Registration Statement on Form 10 of which this Information Statement is a part, will be in effect.

The fulfillment of the above conditions will not create any obligation on Kraft ParentCo’s part to effect the Spin-Off. We are not aware of any material federal, foreign or state regulatory requirements with which we must comply, other than SEC rules and regulations, or any material approvals that we must obtain, other than the                      approval for listing of our common stock and the SEC’s declaration of the effectiveness of the Registration Statement, in connection with the Distribution. Kraft ParentCo has the right not to complete the Spin-Off if, at any time, the Kraft ParentCo Board determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Kraft ParentCo or its shareholders or is otherwise not advisable.

Reasons for Furnishing this Information Statement

We are furnishing this Information Statement solely to provide information to Kraft ParentCo’s shareholders who will receive shares of our common stock in the Distribution. You should not construe this Information Statement as an inducement or encouragement to buy, hold or sell any of our securities or any securities of Kraft ParentCo. We believe that the information contained in this Information Statement is accurate as of the date set forth on the cover. Changes to the information contained in this Information Statement may occur after that date, and neither Kraft ParentCo nor we undertake any obligation to update the information except in the normal course of Kraft ParentCo’s and our public disclosure obligations and practices.

DIVIDEND POLICY

We anticipate paying a highly competitive dividend. We currently expect that the equivalent of $0.64 of the existing $1.16 annual dividend per share paid by Kraft ParentCo would be attributable to us. The timing, declaration, amount and payment of any future dividends to shareholders will fall within the discretion of our Board. Our Board’s decisions regarding the payment of future dividends will depend on many factors, including our financial condition, earnings, capital requirements and debt service obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant. In addition, the terms of the agreements governing our new debt or debt that we may incur in the future may limit or prohibit the payment of dividends. There can be no assurance that we will pay a dividend in the future or that we will continue to pay any dividend if we do commence paying dividends. See “Risk Factors—Risks Relating to Our Common Stock and the Securities Market—We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.”

CAPITALIZATION

The following table sets forth the unaudited cash and capitalization of Kraft Foods Group as of March 31, 2012, on an historical basis and on a pro forma basis to give effect to the Spin-Off and the transactions related to the Spin-Off as if they occurred on March 31, 2012. You can find an explanation of the pro forma adjustments made to our historical combined financial statements under “Unaudited Pro Forma Combined Financial Statements.” You should review the following table in conjunction with “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined financial statements and accompanying notes included elsewhere in this Information Statement.

	As of March 31, 2012
	Historical (unaudited)	Pro Forma (unaudited)
	(in millions)
Cash and cash equivalents	$3	$3

Indebtedness:
Capital leases	$34	$34
Other indebtedness	—	10,000

Total indebtedness	$34	$10,034
Equity:
Common stock, no par value	$—	$—
Additional paid-in capital	—	7,798
Parent company investment	17,582	—
Accumulated other comprehensive earnings (losses)	(307)	(3,134)

Total equity	$17,275	$4,664

Total capitalization	$17,309	$14,698

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following table presents our selected historical combined financial data as of March 31, 2012 and for the three months ended March 31, 2012 and 2011, and as of and for each of the fiscal years in the five-year period ended December 31, 2011. We derived the selected historical combined financial data as of March 31, 2012 and for the three months ended March 31, 2012 and 2011, and as of December 31, 2011 and 2010, and for each of the fiscal years in the three-year period ended December 31, 2011, from our unaudited condensed and audited combined financial statements included elsewhere in this Information Statement. We derived the selected historical combined financial data as of December 31, 2009, and as of and for the fiscal years ended December 31, 2008 and 2007, from our unaudited combined financial statements that are not included in this Information Statement. In our management’s opinion, the unaudited combined financial statements have been prepared on the same basis as the audited combined financial statements and include all adjustments, consisting only of ordinary recurring adjustments, necessary for a fair presentation of the information for the periods presented.

Our historical combined financial statements include certain expenses of Kraft ParentCo that were allocated to us for certain functions, including general corporate expenses related to information technology, research and development, finance, legal, insurance, compliance and human resources activities. These costs may not be representative of the future costs we will incur as an independent public company. In addition, our historical financial information does not reflect changes that we expect to experience in the future as a result of our Spin-Off from Kraft ParentCo, including changes in our cost structure, personnel needs, tax structure, financing and business operations. Our historical combined financial statements also do not reflect the allocation of certain net liabilities between Kraft ParentCo and us as reflected under “Unaudited Pro Forma Combined Financial Statements” included elsewhere in this Information Statement. Consequently, the financial information included here may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been an independent, publicly traded company during the periods presented.

You should read the selected historical combined financial data presented below in conjunction with our audited and unaudited condensed combined financial statements and accompanying notes, “Unaudited Pro Forma Combined Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this Information Statement.

	For the Three Months Ended March 31,(1)		For the Year Ended December 31,(2)(3)
	2012	2011	2011	2010	2009	2008	2007
	(in millions)
Net revenues	$4,453	$4,405	$18,655	$17,797	$17,278	$17,708	$17,023
Cost of sales	2,989	2,888	12,761	11,778	11,281	12,298	11,467

Gross profit	1,464	1,517	5,894	6,019	5,997	5,410	5,556
Selling, general and administrative expenses	676	757	2,973	3,066	3,031	2,999	2,855
Asset impairment and exit costs	55	—	(2)	(8)	(9)	244	269

Operating income	733	760	2,923	2,961	2,975	2,167	2,432
Operating margin	16.5%	17.3%	15.7%	16.6%	17.2%	12.2%	14.3%
Interest and other expense, net	2	2	9	7	34	24	20
Royalty (income) from affiliates	(12)	(10)	(55)	(43)	(47)	(38)	(46)

Earnings from continuing operations before income taxes	743	768	2,969	2,997	2,988	2,181	2,458
Provision for income taxes	265	281	1,130	1,110	1,036	728	841

Earnings from continuing operations(1)(2)	478	487	1,839	1,887	1,952	1,453	1,617
Earnings and gains from discontinued operations, net of income taxes(3)	—	—	—	1,644	218	1,209	371

Net earnings	$478	$487	$1,839	$3,531	$2,170	$2,662	$1,988

Net cash provided by operating activities	$(92)	$297	$2,664	$828	$3,017	$2,920	$2,277
Capital expenditures	91	50	401	448	513	533	623
Depreciation and amortization	79	89	364	354	348	356	404
		As of March 31, 2012(1)	As of December 31,(2)(3)
			2011	2010	2009	2008	2007
		(in millions)
Inventories, net		$2,174	$1,943	$1,773	$1,795	$1,828	$1,995
Property, plant and equipment, net		4,260	4,278	4,283	4,521	4,425	4,837
Total assets		22,095	21,539	21,598	22,189	22,052	24,339
Long-term debt		26	27	31	48	227	193
Total debt		34	35	39	55	231	200
Total long-term liabilities		2,340	2,368	2,193	2,247	2,356	2,505
Total equity		17,275	16,599	17,039	17,512	17,297	19,649

(1)	Significant items affecting comparability of earnings from continuing operations include the initiation of a restructuring program in the first quarter of 2012 and the cessation of the Starbucks CPG business in 2011. For more information, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the notes to our unaudited interim condensed combined financial statements, including Note 5, “2012-2014 Restructuring Program,” and Note 11, “Segment Reporting.”

(2)

Significant items affecting comparability of earnings from continuing operations include a 53rd week of operating results in 2011 and not in any of the other fiscal years presented; the cessation of the Starbucks

CPG business in 2011; and cost savings initiatives that we began in 2009 and that are included in cost of sales and selling, general and administrative expenses. For more information, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the notes to our audited combined financial statements, including Note 2, “Summary of Significant Accounting Policies,” Note 14, “Segment Reporting,” and Note 7, “Cost Savings Initiatives.” Costs incurred in connection with a 2004-2008 restructuring program are reflected within asset impairment and exit costs in 2007 and 2008.

(3)	Earnings and gains from discontinued operations include the results and gains on the sales of our Frozen Pizza business in 2010 and our Post cereals business in 2008. Refer to Note 3, “Divestitures,” to our historical combined financial statements for more information on the Frozen Pizza business divestiture. In connection with the Post cereals divestiture, we reported earnings and a gain from discontinued operations, net of tax, of $1,039 million in 2008 and $232 million in 2007. Assets divested in the Post cereals divestiture included $94 million of inventory, $425 million of net property, plant and equipment and $1,234 million of goodwill. In addition, $11 million of other assets and $3 million of other liabilities were divested, totaling $1,761 million of divested net assets.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma combined financial statements as of March 31, 2012 and for the three months ended March 31, 2012 and for the year ended December 31, 2011 were derived from our unaudited interim condensed and audited combined financial statements included elsewhere in this Information Statement.

The unaudited pro forma combined financial statements reflect adjustments to our historical financial results in connection with the Spin-Off and related transactions. The unaudited pro forma combined statements of earnings give effect to these events as if they occurred on January 1, 2011, the beginning of our last fiscal year. The unaudited pro forma combined balance sheet gives effect to these events as if they occurred as of March 31, 2012, our latest balance sheet date. The pro forma adjustments are described in the accompanying notes and include the following:

•	Incurrence of $10 billion of debt as part of our plan to capitalize our company and secure an investment grade credit rating.

•	Distribution of cash, including proceeds from debt, to Kraft ParentCo in connection with our capitalization plans.

•	Transfer of net liabilities between Kraft ParentCo and us, including certain employee benefit plan and other obligations, net of any related assets.

•

Removal of royalty income received from Kraft ParentCo’s affiliates that we will no longer receive following the Distribution Date. The royalty income relates to rights to intellectual property that we will not retain following the Distribution Date.

•

Issuance of approximately              million shares of our common stock. This number of shares is based on the number of Kraft ParentCo common shares outstanding on March 31, 2012 and a distribution ratio of              shares of our common stock for every              shares of Kraft ParentCo common stock.

The unaudited pro forma combined financial statements are subject to the assumptions and adjustments described in the accompanying notes. Our management believes that these assumptions and adjustments are reasonable under the circumstances and given the information available at this time. However, these adjustments are subject to change as Kraft ParentCo and we finalize the terms of the Spin-Off and our agreements related to the Spin-Off.

The unaudited pro forma financial information is for illustrative and informational purposes only and is not intended to represent, or be indicative of, what our financial position or results of operations would have been had the Spin-Off and related transactions occurred on the dates indicated. The unaudited pro forma financial information also should not be considered representative of our financial position, and you should not rely on the financial information presented below as a representation of our future performance.

We expect to recognize one-time expenses related to restructuring, including employee and manufacturing facility costs, and costs to start up certain stand-alone functions and information technology systems. On March 14, 2012, the Kraft ParentCo Board approved $1.7 billion of one-time expenses (excluding costs to incur debt) and $0.4 billion in capital expenditures to facilitate the Spin-Off and optimize both the North American Grocery Business and Global Snacks Business. The one-time expenses include:

•

Spin-Off transaction and transition costs of approximately $0.6 billion. Kraft ParentCo currently expects to incur all Spin-Off transaction costs and most of the Spin-Off transition costs. In the historical and the pro forma combined statements of earnings through March 31, 2012, no Spin-Off costs incurred to date by Kraft ParentCo were allocated to us or otherwise reflected in our financial results.

•

Restructuring and related implementation costs of approximately $1.1 billion, which are expected to be incurred through the end of 2014. More information on the “2012-2014 Restructuring Program” is provided in Note 5 to our historical unaudited condensed combined financial statements as of and for the three months ended March 31, 2012. During the three months ended March 31, 2012, we incurred $55 million of one-time 2012-2014 Restructuring Program costs. The unaudited pro forma combined statement of earnings for the three months ended March 31, 2012 does not reflect the removal of these one-time costs from our historical results as the 2012-2014 Restructuring Program is not directly related to the Spin-Off in its entirety and will continue after the Distribution Date.

Kraft ParentCo also expects to incur an estimated $400 million to $800 million of Spin-Off financing and related costs to redistribute debt and secure investment grade credit ratings for both the North American Grocery Business and Global Snacks Business. We refer to these financing and related costs and the Spin-Off transaction and transition costs collectively as “Spin-Off Costs.” Based on our estimates at this time, we expect to fund our portion of the Spin-Off Costs and 2012-2014 Restructuring Program costs with cash from operations and financing activities.

We also expect to experience changes in our ongoing cost structure when we become an independent, publicly traded company and as a result of our restructuring activities. For example, Kraft ParentCo currently provides many corporate functions on our behalf, including, but not limited to, information technology, research and development, finance, legal, insurance, compliance and human resource activities. Our historical combined financial statements include allocations of these expenses from Kraft ParentCo. However, these costs may not be representative of the future costs we will incur as an independent public company. We estimate that the overhead savings associated with the 2012-2014 Restructuring Program will offset the overhead dis-synergies resulting from our becoming an independent company. Further, we estimate that we will realize approximately $100 million of annual overhead cost savings from costs currently allocated to us that will be incurred by and remain in Kraft ParentCo. These anticipated cost changes have not been reflected in our unaudited pro forma combined statements of earnings. For a description of the allocation of Kraft ParentCo’s general and administrative corporate expenses to us, see Note 1, “Background and Basis of Presentation,” to our historical combined financial statements and Note 2, “Summary of Significant Accounting Policies,” to our audited combined financial statements as of December 31, 2011 and 2010 and for each of the three years ended December 31, 2011 included in this Information Statement.

The unaudited pro forma combined financial statements should be read in conjunction with our historical combined financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this Information Statement.

Kraft Foods Group, Inc.

Unaudited Pro Forma Combined Statement of Earnings

Three Months Ended March 31, 2012

(in millions, except per share amounts)

	Historical Kraft Foods Group, Inc.	Pro Forma Adjustments(1)	Notes	Pro Forma Kraft Foods Group, Inc.
Net revenues	$4,453			$4,453
Cost of sales	2,989	12	(c)	3,001

Gross profit	1,464			1,452
Selling, general and administrative expenses	676	13	(c)	689
Asset impairment and exit costs	55			55

Operating income	733			708
Interest and other expense, net	2	145	(a)	147
Royalty income from affiliates	(12)	12	(e)	—

Earnings before income taxes	743			561
Provision for income taxes	265	(68)	(i)	197

Net earnings	$478			$364

Pro forma earnings per share:
Basic			(g)
Diluted			(h)
Pro forma weighted average shares outstanding:
Basic			(g)
Diluted			(h)

(1)	The change in our annual costs related to our becoming an independent, publicly traded company is not reflected above.

As a result of becoming an independent company and due to our restructuring activities, we expect our annual overhead cost structure to change. We estimate that the overhead savings associated with our restructuring program will offset the overhead dis-synergies resulting from our becoming an independent company. Further, we estimate that we will realize approximately $100 million of annual overhead cost savings from costs currently allocated to us that will be incurred by and remain in Kraft ParentCo.

See accompanying notes to the unaudited pro forma combined financial statements.

Kraft Foods Group, Inc.

Unaudited Pro Forma Combined Statement of Earnings

Year Ended December 31, 2011

(in millions, except per share amounts)

	Historical Kraft Foods Group, Inc.	Pro Forma Adjustments(1)	Notes	Pro Forma Kraft Foods Group, Inc.
Net revenues	$18,655			$18,655
Cost of sales	12,761	48	(c)	12,809

Gross profit	5,894			5,846
Selling, general and administrative expenses	2,973	50	(c)	3,023
Asset impairment and exit costs	(2)			(2)

Operating income	2,923			2,825
Interest and other expense, net	9	580	(a)	589
Royalty income from affiliates	(55)	55	(e)	—

Earnings before income taxes	2,969			2,236
Provision for income taxes	1,130	(276)	(i)	854

Net earnings	$1,839			$1,382

Pro forma earnings per share:
Basic			(g)
Diluted			(h)
Pro forma weighted average shares outstanding:
Basic			(g)
Diluted			(h)

(1)	The change in our annual costs related to our becoming an independent, publicly traded company is not reflected above.

As a result of becoming an independent company and due to our restructuring activities, we expect our annual overhead cost structure to change. We estimate that the overhead savings associated with our restructuring program will offset the overhead dis-synergies resulting from our becoming an independent company. Further, we estimate that we will realize approximately $100 million of annual overhead cost savings from costs currently allocated to us that will be incurred by and remain in Kraft ParentCo.

See accompanying notes to the unaudited pro forma combined financial statements.

Kraft Foods Group, Inc.

Unaudited Pro Forma Combined Balance Sheet

As of March 31, 2012

(in millions)

	Historical Kraft Foods Group, Inc.	Pro Forma Adjustments	Notes	Pro Forma Kraft Foods Group, Inc.
ASSETS
Cash and cash equivalents	$3	—	(a), (b)	$3
Receivables, net	1,175	222	(d)	1,397
Inventories, net	2,174			2,174
Deferred income taxes	224			224
Other current assets	240			240

Total current assets	3,816			4,038

Property, plant and equipment, net	4,260			4,260
Goodwill	11,345			11,345
Intangible assets, net	2,630			2,630
Prepaid pension assets	16			16
Deferred income taxes	—	30	(c), (d), (i)	30
Other assets	28			28

TOTAL ASSETS	$22,095			$22,347

LIABILITIES
Current portion of long-term debt	$8			$8
Accounts payable	1,350	338	(d)	1,688
Accrued marketing	483			483
Accrued employment costs	98			98
Other current liabilities	541	58	(c), (d)	599

Total current liabilities	2,480			2,876

Long-term debt	26	10,000	(a)	10,026
Deferred income taxes	1,608	(1,608)	(i)	—
Accrued pension costs	110	1,365	(c)	1,475
Accrued postretirement costs	—	2,834	(c)	2,834
Other liabilities	596	(124)	(c), (d)	472

TOTAL LIABILITIES	4,820			17,683

EQUITY
Common stock, no par value	—	—	(f)	—
Additional paid-in capital	—	7,798	(f)	7,798
Parent company investment	17,582	(17,582)	(b), (c), (d), (f)	—
Accumulated other comprehensive losses	(307)	(2,827)	(c)	(3,134)

TOTAL EQUITY	17,275			4,664

TOTAL LIABILITIES AND EQUITY	$22,095			$22,347

See accompanying notes to the unaudited pro forma combined financial statements.

Kraft Foods Group, Inc.

Notes to Unaudited Pro Forma Combined Financial Statements

The unaudited pro forma combined financial statements as of March 31, 2012 and for the three months ended March 31, 2012 and for the year ended December 31, 2011 include the following adjustments:

(a)	Adjustment reflects our incurring an estimated $10 billion of borrowings in 2012 prior to the Spin-Off. Incurring this debt is part of our capitalization plan to redistribute debt between Kraft ParentCo and us so that both Kraft ParentCo and we may obtain investment grade credit ratings following the Spin-Off. We currently expect to effect this redistribution through a combination of some or all of the following: long-term and short-term debt issuances, borrowings under bank credit facilities or debt exchanges with respect to certain of Kraft ParentCo’s existing debt obligations. In the unaudited pro forma combined balance sheet, we have assumed that all of the debt is long-term and generated cash proceeds. The actual mix of our debt, and the amount of cash proceeds we receive, are directly related and will depend on a number of factors, including market conditions at the time we incur the debt. In connection with our capitalization plan, on March 8, 2012, we entered into a $4 billion 364-day senior unsecured revolving credit facility. As of May 11, 2012, no amounts were borrowed or outstanding under the credit facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for more information on the 364-day senior unsecured revolving credit facility.

In connection with the $10 billion of debt we expect to incur, we have reflected interest expense based on the weighted-average 5.8% annual interest rate on Kraft ParentCo’s outstanding U.S. dollar long-term bonds as of December 31, 2011. The actual interest rate we secure will depend on the final debt structure that we execute prior to the Spin-Off and financial market conditions at that time. In the unaudited pro forma combined statements of earnings, we reflected pro forma interest expense of approximately $580 million for the year ended December 31, 2011, and approximately $145 million for the three months ended March 31, 2012. A change of one-eighth of 1% (12.5 basis points) in the assumed 5.8% annual interest rate would increase or decrease the interest expense by approximately $13 million for the year or approximately $3 million for the quarter.

(b)	Prior to the Spin-Off, we expect to distribute cash, including proceeds from debt, to Kraft ParentCo as part of our capitalization plan. Under the plan, Kraft ParentCo will apply the cash distributions to reduce its debt while we increase our debt to the planned capital structure. We have reflected a $10 billion cash distribution to Kraft ParentCo prior to the Spin-Off based on the assumed proceeds of the debt described in note (a). The amount of cash proceeds we receive from debt we incur prior to the Spin-Off, and thus the amount of cash distributed to Kraft ParentCo, will depend on the manner in which we incur the debt, which is not certain at this time and will depend on a number of factors, including market conditions at the time we incur the debt. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for more information on our cash flow activity, cash management practices and debt capitalization plans.

(c)

Certain of our eligible employees participate in the pension, postretirement and postemployment benefit plans offered by Kraft ParentCo. When we become a stand-alone, independent company, we will assume these obligations and provide the benefits directly. Kraft ParentCo will transfer to us the plan liabilities and assets associated with our active and retired and other former employees. Additionally, we will assume certain net benefit plan liabilities for most of the Global Snacks Business’ retired and other former North American employees as of the Distribution Date. See “Certain Relationships and Related Party Transactions—Agreements with Kraft ParentCo—Employee Matters Agreement.” The net benefit obligations we will assume will result in our recording estimated net benefit plan liabilities of $4,431 million, accumulated other comprehensive losses, net of tax, of $2,827 million, and $1,666 million of related deferred tax assets. The estimated incremental annual expense we expect to recognize is approximately $98 million, which reflects our estimate of the 2012 annual expense and is based on market conditions and benefit plan assumptions as of December 31, 2011. In the unaudited pro forma combined statements of earnings, we reflected this estimate for both the year ended December 31, 2011 and three months ended March 31, 2012, which reflects a prorated quarterly $24.5 million incremental expense. Our estimates may change as we approach the Distribution Date and continue to refine our estimates of the net liability transfers as of that date. The actual assumed net benefit plan obligations and incremental expense could change significantly from our estimates.

(d)	While our historical financial statements reflect the allocation to us of certain assets and liabilities related to our North American Grocery Business, as of the Distribution Date, we anticipate assuming from, and transferring to, Kraft ParentCo certain obligations in their entirety to facilitate management, including the final payment or resolution, of these obligations. In total, based on our estimates and the value of these net liabilities as of March 31, 2012, we estimate transferring to Kraft ParentCo approximately $155 million of our net liabilities as follows:

•

We plan to assume an estimated $338 million related to certain North American trade accounts payable of the Global Snacks Business and an estimated $222 million of certain North American trade accounts receivable of the Global Snacks Business.

•

We plan to transfer to Kraft ParentCo an estimated $134 million of primarily U.S. federal and certain foreign net tax liabilities and related deferred taxes. The obligation for U.S. state income taxes and Canadian federal and provincial income taxes attributable to the tax periods prior to the Spin-Off will be transferred to us, while the obligation for U.S. federal income taxes and substantially all foreign income taxes (excluding Canadian income taxes) attributable to the tax periods prior to the Spin-Off will be retained by Kraft ParentCo. Related deferred tax assets or deferred tax liabilities will also be transferred.

•	We plan to transfer to Kraft ParentCo an estimated $137 million of our workers’ compensation reserves and other accrued insurance liabilities.

The transfers of these obligations to and from Kraft ParentCo will not impact our net earnings. The net liability amounts estimated as of March 31, 2012 will change as we approach the Distribution Date and continue to update our estimates of the net transfers that we expect to occur as of the Distribution Date. See “Certain Relationships and Related Party Transactions—Agreements with Kraft ParentCo—Separation and Distribution Agreement” and “Certain Relationships and Related Party Transactions—Agreements with Kraft ParentCo—Tax Sharing and Indemnity Agreement” for additional detail.

(e)	Adjustment reflects the removal of royalty income Kraft ParentCo’s affiliates paid to us under various royalty arrangements. After the Spin-Off, we will no longer receive royalty income under these arrangements because we will not retain the rights to the intellectual property underlying this royalty income. See “Certain Relationships and Related Party Transactions—Agreements with Kraft ParentCo—Master Ownership and License Agreement Regarding Patents, Trade Secrets and Certain Related Intellectual Property” and “Certain Relationships and Related Party Transactions—Agreements with Kraft ParentCo—Master Ownership and License Agreement Regarding Trademarks and Certain Related Intellectual Property” for more information.

(f)	Adjustment reflects the pro forma recapitalization of our equity. As of the Distribution Date, Kraft ParentCo’s net investment in our business will be exchanged to reflect the Distribution of our common stock to Kraft ParentCo’s shareholders. Kraft ParentCo’s shareholders will receive shares based on a distribution ratio of shares of our common stock for every shares of Kraft ParentCo common stock owned as of the Record Date for the Distribution.

(g)	Pro forma basic earnings per share, or “EPS,” and pro forma weighted-average basic shares outstanding are based on the number of Kraft ParentCo weighted-average shares outstanding for basic EPS for the year ended December 31, 2011 and for the three months ended March 31, 2012, adjusted for the distribution ratio of shares of our common stock for every shares of Kraft ParentCo common stock outstanding.

(h)	Pro forma diluted earnings per share and pro forma weighted-average diluted shares outstanding give effect to the potential dilution from common shares related to equity awards granted to our employees under Kraft ParentCo’s stock-based compensation programs. The actual effect on a go-forward basis will depend on various factors, including the employment of our personnel in one company or the other and the value of the equity awards at the time of the Spin-Off. We cannot fully estimate the dilutive effects at this time, though we believe an estimate based on applying the distribution ratio to the Kraft ParentCo weighted-average shares outstanding for diluted EPS provides a reasonable approximation of the potential dilutive effect of the equity awards.

(i)	The tax effects of adjustments made within the unaudited pro forma combined statements of earnings were estimated using a 37.6% marginal U.S. income tax rate for our primarily U.S.-related pro forma adjustments. On our unaudited pro forma combined balance sheet, long-term net deferred tax liabilities reflected on our historical combined balance sheet were reclassified to partially offset the long-term deferred tax assets recorded in connection with the pro forma adjustments described in notes (c) and (d).

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with the other sections of this Information Statement, including our audited and unaudited condensed historical combined financial statements and the related notes, “Business” and “Unaudited Pro Forma Combined Financial Statements” and related notes. This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. The forward-looking statements are subject to a number of important factors, including those factors discussed under “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements,” that could cause our actual results to differ materially from those indicated in the forward-looking statements.

Introduction

Management’s discussion and analysis of financial condition and results of operations accompanies our combined financial statements and provides additional information about our business, financial condition, liquidity and capital resources, cash flows and results of operations. We have organized the information as follows:

•	Overview. This section provides a brief description of the Spin-Off, our business, accounting basis of presentation and a brief summary of our results of operations.

•

Discussion and analysis. This section highlights items affecting the comparability of our financial results and provides an analysis of our combined and segment results of operations for the three months ended March 31, 2012 and 2011 and for each of the three years ended December 31, 2011.

•

Critical accounting policies and estimates. This section summarizes the accounting policies that we consider important to our financial condition and results of operations and which require significant judgment or estimates to be made in their application. We also discuss commodity cost trends impacting our historical results and which we expect will continue in 2012.

•

Liquidity and capital resources. This section provides an overview of our historical and anticipated cash and financing activities in connection with the Spin-Off. We also review our historical sources and uses of cash in our operating, investing and financing activities. We summarize our current and planned debt and other long-term financial commitments.

•

Non-GAAP financial measures. This section discusses certain operational performance measures we use internally to evaluate our operating results and to make important decisions about our business. We also provide a reconciliation of these measures to the financial measures we have reported in our historical combined financial statements so you understand the adjustments we make to further evaluate our underlying operating performance.

•

Quantitative and qualitative disclosures about market risk. This section discusses how we monitor and manage market risk related to changing commodity prices, currency and interest rates. We also provide an analysis of how adverse changes in market conditions could impact our results based on certain assumptions we have provided. We discuss how we hedge certain of these risks to mitigate unplanned or adverse impacts to our operating results and financial condition.

Overview

Spin-Off Transaction

On August 4, 2011, Kraft ParentCo announced plans to create two independent public companies: the Global Snacks Business and the North American Grocery Business. To effect the separation, Kraft ParentCo will undertake a series of transactions to separate net assets and entities. Following these transactions, Kraft ParentCo will hold the Global Snacks Business, and we, Kraft Foods Group, will hold the North American Grocery Business. Kraft ParentCo will then distribute our common stock pro rata to its shareholders. After the Spin-Off, we will operate as an independent, publicly traded company.

The Spin-Off is subject to a number of conditions, including the receipt and continued validity of a private letter ruling from the IRS. See “The Spin-Off—Conditions to the Spin-Off” for more detail. While our current target is to complete the Spin-Off before the end of 2012, we cannot assure you that the Spin-Off will be completed on the anticipated timeline, or at all, or that the terms of the Spin-Off will not change.

Description of the Company

Kraft Foods Group operates one of the largest consumer packaged food and beverage companies in North America. We manufacture and market convenient meals, refreshment beverages and coffee, cheese and other grocery products, primarily in the United States and Canada. Our product categories span all major meal occasions, both at home and in foodservice locations.

Over the last several years, we have made significant investments in product quality, marketing and innovation behind our iconic North American brands and have implemented a series of cost saving initiatives. The Spin-Off provides us the opportunity to further tailor our strategies for the North American Grocery Business to achieve greater operational focus and drive our return on investment. Our goals are to drive revenue growth in our key product categories and leverage category-leading profit margins to deliver strong free cash flow and a highly competitive dividend payout. To achieve these goals, we intend to build on our leading market positions, remain sharply focused on cost structure and superior execution and invest in employee and organization excellence.

Basis of Presentation

Our historical combined financial statements have been prepared on a stand-alone basis and are derived from Kraft ParentCo’s consolidated financial statements and accounting records. These historical combined financial statements reflect our financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States, or “U.S. GAAP.” The North American Grocery Business consists of Kraft ParentCo’s current U.S. and Canadian grocery, beverages, cheese, convenient meals, Planters and Corn Nuts businesses, including the related foodservice operations and certain of the grocery operations in Puerto Rico, as well as portions of its grocery export operations from the United States and Canada. See “Summary” and “Business” for additional information.

Our historical combined financial statements include certain expenses of Kraft ParentCo which were allocated to us for certain functions, including general corporate expenses related to finance, legal, information technology, human resources, compliance, shared services, insurance, employee benefits and incentives and stock-based compensation. These expenses have been allocated in our historical results of operations on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenue, operating income or headcount. We consider the expense allocation methodology and results to be reasonable for all periods presented. However, these allocations may not be indicative of the actual expenses we would have incurred as an independent public company or of the costs we will incur in the future, and may differ substantially from the allocations we will agree to in the various separation agreements described under “Certain Relationships and Related Party Transactions.”

Certain of our eligible employees participate in the pension, postretirement and postemployment benefit plans offered by Kraft ParentCo. When we become a stand-alone, independent company, we will assume these obligations and provide the benefits directly. Kraft ParentCo will transfer to us the plan liabilities and assets associated with our active and retired and other former employees. Additionally, we will assume certain net benefit plan liabilities for most of the Global Snacks Business’ retired and other former North American employees as of the Distribution Date. The net benefit obligations we intend to assume will result in our recording estimated net benefit plan liabilities of $4,431 million, accumulated other comprehensive losses, net of tax, of $2,827 million, and $1,666 million of related deferred tax assets. The estimated incremental expense we expect to recognize is approximately $98 million for the year and approximately $24.5 million each quarter, which reflects our estimate of the 2012 annual expense and is based on market conditions and benefit plan assumptions as of December 31, 2011. Our estimates may change as we approach the Distribution Date and continue to refine our estimates of the net liability transfers as of that date. The actual assumed net benefit plan obligations and incremental expense could change significantly from our estimates. See “Certain Relationships and Related Party Transactions—Agreements with Kraft ParentCo—Employee Matters Agreement” and “Unaudited Pro Forma Combined Financial Statements” for additional information.

While our historical financial statements reflect the allocation to us of certain assets and liabilities related to our North American Grocery Business, as of the Distribution Date, we anticipate assuming from, and transferring to, Kraft ParentCo certain obligations in their entirety to facilitate management, including the final payment or resolution, of these obligations. In total, based on our estimates and the value of these net liabilities as of March 31, 2012, we estimate transferring to Kraft ParentCo approximately $155 million of our net liabilities. We plan to assume an estimated $116 million of net liabilities for certain North American trade accounts payable and receivables of the Global Snacks Business. We plan to transfer to Kraft ParentCo an estimated $134 million of primarily U.S. federal and certain foreign net tax liabilities and related deferred taxes. The obligation for U.S. state income taxes and Canadian federal and provincial income taxes attributable to the tax periods prior to the Spin-Off will be transferred to us, while the obligation for U.S. federal income taxes and substantially all foreign income taxes (excluding Canadian income taxes) attributable to the tax periods prior to the Spin-Off will be retained by Kraft ParentCo. Related deferred tax assets or deferred tax liabilities will also be transferred. We plan to transfer to Kraft ParentCo an estimated $137 million of our workers’ compensation reserves and other accrued insurance liabilities. The transfers of these obligations to and from Kraft ParentCo will not impact our net earnings in any period. The net liability amounts estimated as of March 31, 2012 will change as we approach the Distribution Date and continue to update our estimates of the net transfers that we expect to occur as of the Distribution Date. See “Certain Relationships and Related Party Transactions—Agreements with Kraft ParentCo—Separation and Distribution Agreement,” “Certain Relationships and Related Party Transactions—Agreements with Kraft ParentCo—Tax Sharing and Indemnity Agreement” and “Unaudited Pro Forma Combined Financial Statements” for additional information.

Also, in connection with the Spin-Off, Kraft ParentCo and we intend to redistribute Kraft ParentCo’s current debt between Kraft ParentCo and us such that both companies may obtain investment grade credit ratings following the Spin-Off. To effect this redistribution, we currently expect to incur an estimated $10 billion of debt through a combination of some or all of the following: long-term and short-term debt issuances, borrowings under bank credit facilities, including our 364-day unsecured revolving credit facility, or debt exchanges with respect to certain of Kraft ParentCo’s existing debt obligations. In addition, we expect to distribute cash, including proceeds from any debt we incur, to Kraft ParentCo to allow Kraft ParentCo to reduce its debt while we increase our debt to the planned capital structure.

On March 14, 2012, the Kraft ParentCo Board approved $1.7 billion of one-time expenses (excluding the costs to incur debt) and $0.4 billion in capital expenditures to facilitate the Spin-Off and optimize both the North American Grocery Business and Global Snacks Business. The one-time expenses include Spin-Off transaction and transition costs of approximately $0.6 billion to be incurred in 2012 and 2012-2014 Restructuring Program costs of approximately $1.1 billion expected to be incurred by the end of 2014. Kraft ParentCo also expects to incur an estimated $400 million to $800 million of Spin-Off financing and related costs to redistribute debt and secure investment grade credit ratings for both the North American Grocery Business and Global Snacks Business. During the three months ended March 31, 2012, no Spin-Off Costs and $55 million of 2012-2014 Restructuring Program expenses were recorded in our historical results.

We expect to experience changes in our ongoing cost structure when we become an independent, publicly traded company and as a result of our restructuring activities. We estimate that the overhead savings associated with the 2012-2014 Restructuring Program will offset the overhead dis-synergies resulting from our becoming an independent company. Further, we estimate that we will realize approximately $100 million of annual overhead cost savings from costs currently allocated to us that will be incurred by and remain in Kraft ParentCo. See “Unaudited Pro Forma Combined Financial Statements” for additional information.

Kraft ParentCo and its affiliates pay royalties to us under various royalty arrangements. Amounts outstanding under these arrangements are considered settled for cash at the end of each reporting period and, as such, are included in parent company investment. Royalty income from affiliates was $12 million for the three months ended March 31, 2012, $10 million for the three months ended March 31, 2011, $55 million in 2011, $43 million in 2010 and $47 million in 2009. Following the Distribution Date, we will no longer receive this royalty income because we will not retain the rights to the intellectual property underlying this royalty income. See “Unaudited Pro Forma Combined Financial Statements,” “Certain Relationships and Related Party Transactions—Agreements with Kraft ParentCo—Master Ownership and License Agreement Regarding Patents, Trade Secrets and Certain Related Intellectual Property” and “Certain Relationships and Related Party Transactions—Agreements with Kraft ParentCo—Master Ownership and License Agreement Regarding Trademarks and Certain Related Intellectual Property” for additional information.

Due to these and other changes we anticipate in connection with the Spin-Off, the historical financial information included in this Information Statement may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been an independent, publicly traded company during the periods presented.

Summary of Operating Results

The following summary is intended to provide a few highlights of the discussion and analysis that follows.

Three Months Ended March 31, 2012 and 2011

•	Net revenues increased 1.1% to $4.5 billion in the first quarter of 2012 as compared to the same period in the prior year.

•

Organic net revenues, a non-GAAP financial measure we use to evaluate our underlying results, increased 3.4% to $4.5 billion in the first quarter of 2012 as compared to the same period in the prior year. See “—Non-GAAP Financial Measures” below for a discussion of this financial measure and a reconciliation of organic net revenues to net revenues.

•

Underlying operating income, a non-GAAP financial measure we use to evaluate our underlying results, increased 3.7% to $788 million in the first quarter of 2012 as compared to the same period in the prior year. See “—Non-GAAP Financial Measures” below for a discussion of this financial measure and a reconciliation of underlying operating income to operating income.

•	Net earnings decreased 1.8% to $478 million in the first quarter of 2012 as compared to the same period in the prior year.

Years Ended December 31, 2011, 2010 and 2009

•	Net revenues in 2011 increased 4.8% to $18.7 billion. In 2010, net revenues increased 3.0% to $17.8 billion.

•

Organic net revenues increased 5.8% to $18.2 billion in 2011 and increased 2.0% to $17.6 billion in 2010. See “—Non-GAAP Financial Measures” below for a discussion of this financial measure and a reconciliation of organic net revenues to net revenues.

•

Net earnings in 2011 decreased 47.9% to $1.8 billion. In 2010, net earnings increased 62.7% to $3.5 billion. The 2011 decrease primarily related to the 2010 earnings and gain related to discontinued operations from the sale of the assets of our North American frozen pizza business.

•	Earnings from continuing operations in 2011 decreased 2.5% to $1.8 billion. In 2010, earnings from continuing operations decreased 3.3% to $1.9 billion.

Discussion and Analysis

Financial Results for the Three Months Ended March 31, 2012 and 2011

Items Affecting Comparability of Results for the Three Months Ended March 31, 2012 and 2011

2012-2014 Restructuring Program

On March 14, 2012, the Kraft ParentCo Board approved $1.1 billion of 2012-2014 Restructuring Program costs, reflecting primarily severance, asset disposals and other manufacturing-related one-time costs. The program is expected to be completed by the end of 2014.

At this time, the timing and our portion of the $1.1 billion of one-time 2012-2014 Restructuring Program costs could change and so we have not provided an estimate of our share of the total costs of the program. Based on our estimates at this time, we expect to fund our portion of the 2012-2014 Restructuring Program costs with cash from operations and financing activities.

During the three months ended March 31, 2012, we incurred restructuring costs of $55 million which were recorded within asset impairment and exit costs. See Note 5, “2012-2014 Restructuring Program,” to our unaudited condensed combined financial statements as of and for the three months ended March 31, 2012 for additional information.

Starbucks CPG Business

On March 1, 2011, the Starbucks Coffee Company, or “Starbucks,” took control of the Starbucks packaged coffee business, or the “Starbucks CPG business,” in grocery stores and other channels. Starbucks did so without our authorization and in what we contend is a violation and breach of our license and supply agreement with Starbucks related to the Starbucks CPG business. The dispute is pending arbitration in Chicago, Illinois. We are seeking appropriate remedies, including payment of the fair market value of the supply and license agreement, plus the premium this agreement specifies, prejudgment interest under New York law and attorney’s fees. Starbucks has counterclaimed for damages. The arbitration proceeding is set to begin on July 11, 2012. The results of the Starbucks CPG business were included primarily in our U.S. Beverages and Canada & N.A. Foodservice segments through March 1, 2011. For additional details, see our discussion of legal proceedings in “Business—Legal Proceedings” and within our “Commitments and Contingencies” notes to our historical combined financial statements.

Provision for Income Taxes

Our effective tax rate was 35.7% for the three months ended March 31, 2012, compared to 36.6% for the three months ended March 31, 2011.

Combined Results of Operations for the Three Months Ended March 31, 2012 and 2011

The following discussion compares our combined results of operations for the three months ended March 31, 2012 with the three months ended March 31, 2011.

	For the Three Months Ended March 31,
	2012	2011	$ Change	% Change
	(in millions)
Net revenues	$4,453	$4,405	$48	1.1%
Operating income	733	760	(27)	(3.6%)
Net earnings	478	487	(9)	(1.8%)

Net Revenues. Net revenues increased $48 million (1.1%) to $4,453 million in the first quarter of 2012, and organic net revenues(1) increased $145 million (3.4%) to $4,459 million in the first quarter of 2012, as follows.

Change in net revenues (by percentage point)
Higher net pricing	6.0pp
Unfavorable volume/mix	(2.6)pp

Total change in organic net revenues(1)	3.4%
Impact of Starbucks CPG business cessation	(2.1)pp
Unfavorable foreign currency	(0.2)pp

Total change in net revenues	1.1%

(1)	See “—Non-GAAP Financial Measures” for a reconciliation of organic net revenues to net revenues.

Organic net revenues growth was driven by higher net pricing, partially offset by unfavorable volume/mix. Higher net pricing was reflected across all reportable segments as we increased pricing to offset higher input costs. Unfavorable volume/mix, including a detriment of 1.1 pp due to the impact of product pruning and a benefit of approximately 1.6 pp due to the earlier occurrence of Easter in 2012, was driven primarily by lower shipments in all reportable business segments except U.S. Grocery. The Starbucks CPG business cessation decreased net revenues by $91 million. Unfavorable foreign currency decreased net revenues by $6 million, due to the strength of the U.S. dollar relative to the Canadian dollar.

Operating Income. Operating income decreased $27 million (3.6%) to $733 million in the three months ended March 31, 2012, due to the following:

	Operating Income	Change
	(in millions)	(percentage point)
Operating Income for the Three Months Ended March 31, 2011	$760
Higher pricing	259	34.7pp
Higher input costs	(220)	(29.4)pp
Unfavorable volume/mix	(61)	(8.2)pp
Lower selling, general and administrative expense	62	8.2pp
Decreased operating income from the Starbucks CPG business cessation	(15)	(2.0)pp
Change in unrealized gains / losses on hedging activities	4	0.5pp
Unfavorable foreign currency	(1)	(0.1)pp

Total change in underlying operating income	28	3.7%

Underlying Operating Income for the Three Months Ended March 31, 2012	$788
2012-2014 Restructuring Program costs	(55)	(7.3)pp

Operating Income for the Three Months Ended March 31, 2012	$733	(3.6)%

Higher pricing outpaced increased input costs during the quarter. The increase in input costs was driven by significantly higher raw material costs and to a lesser extent higher manufacturing costs. Unfavorable volume/mix was driven by declines in all reportable segments. Total selling, general and administrative expenses decreased $81 million from the first quarter of 2011. Excluding the impacts of 2012-2014 Restructuring Program costs, the Starbucks CPG business cessation and foreign currency, selling, general and administrative expenses decreased $62 million from the first quarter of 2011 due primarily to timing of advertising and consumer promotion costs and effective overhead cost management. The impact of the Starbucks CPG business cessation decreased operating income by $15 million. The change in unrealized gains / losses on hedging activities increased operating income by $4 million, as we recognized unrealized gains of $1 million in the first quarter of 2012, versus unrealized losses of $3 million in the first quarter of 2011. Unfavorable foreign currency decreased operating income by $1 million, due to the strength of the U.S. dollar relative to the Canadian dollar. As a result of the net effect of these drivers, operating income margin decreased 0.8 percentage points, from 17.3% in the first quarter of 2011 to 16.5% in the first quarter of 2012. The margin decline was driven primarily by 2012-2014 Restructuring Program costs and the impact of the higher revenue base on the margin calculation.

Results of Operations by Reportable Segment for the Three Months Ended March 31, 2012 and 2011

Our reportable segments are U.S. Beverages, U.S. Cheese, U.S. Convenient Meals, U.S. Grocery and Canada & N.A. Foodservice. In conjunction with the Spin-Off, we include the Planters and Corn Nuts businesses within our U.S. Grocery segment and our Puerto Rico and export operations within our Canada & N.A. Foodservice segment.

The following discussion compares our results of operations for each of our reportable segments for the three months ended March 31, 2012 with the three months ended March 31, 2011.

	For the Three Months Ended March 31,
	2012	2011
	(in millions)
Net revenues:
U.S. Beverages	$712	$825
U.S. Cheese	938	879
U.S. Convenient Meals	809	794
U.S. Grocery	1,089	1,018
Canada & N.A. Foodservice	905	889

Net revenues	$4,453	$4,405

	For the Three Months Ended March 31,
	2012	2011
	(in millions)
Operating income:
U.S. Beverages	$98	$161
U.S. Cheese	167	134
U.S. Convenient Meals	93	105
U.S. Grocery	339	293
Canada & N.A. Foodservice	96	112
Unrealized gains / (losses) on hedging activities	1	(3)
Certain U.S. pension plan costs	(57)	(32)
General corporate expenses	(4)	(10)

Operating income	733	760

As discussed in our “Segment Reporting” notes to our historical combined financial statements, management uses segment operating income to evaluate segment performance and allocate resources. We believe it is appropriate to disclose this measure to help investors analyze segment performance and trends. Segment operating income excludes unrealized gains and losses on hedging activities (which are a component of cost of sales), certain components of our U.S. pension plan costs (which are a component of cost of sales and selling, general and administrative expenses) and general corporate expenses (which are a component of selling, general and administrative expenses). We exclude the unrealized gains and losses on hedging activities from segment operating income in order to provide better transparency of our segment operating results. Once realized, the gains and losses on hedging activities are recorded within segment operating results. We exclude certain components of our U.S. pension plan costs from segment operating income because we centrally manage pension plan funding decisions and the determination of discount rate, expected rate of return on plan assets and other actuarial assumptions. Therefore, we allocate only the service cost component of our U.S. pension plan expense to segment operating income.

On March 1, 2011, Starbucks took control of the Starbucks CPG business in grocery stores and other channels. Starbucks did so without our authorization and in what we contend is a violation and breach of our license and supply agreement with Starbucks related to the Starbucks CPG business. The dispute is pending arbitration in Chicago, Illinois. We are seeking appropriate remedies, including payment of the fair market value of the supply and license agreement, plus the premium this agreement specifies, prejudgment interest under New York law and attorney’s fees. Starbucks has counterclaimed for damages. The arbitration proceeding is set to begin on July 11, 2012. The results of the Starbucks CPG business were included primarily in our U.S. Beverages and Canada & N.A. Foodservice segments through March 1, 2011.

In connection with our 2012-2014 Restructuring Program, we recorded $55 million of restructuring charges in the first quarter of 2012. We recorded these charges in operations, as a part of asset impairment and exit costs. See Note 5, “2012-2014 Restructuring Program,” to our unaudited interim condensed combined financial statements for restructuring costs by segment.

Included within our segment results are intercompany sales with Kraft ParentCo subsidiaries which totaled $27 million in the first quarter of 2012 and $24 million in the first quarter of 2011.

U.S. Beverages

	For the Three Months Ended March 31,
	2012	2011	$ Change	% Change
	(in millions)
Net revenues	$712	$825	$(113)	(13.7%)
Segment operating income	98	161	(63)	(39.1%)

Net revenues decreased $113 million (13.7%), due to the impact of the Starbucks CPG business cessation (10.2 pp) and unfavorable volume/mix (6.4 pp, net of a benefit of approximately 0.7 pp impact due to the Easter shift), partially offset by higher net pricing (2.9 pp). Unfavorable volume/mix was driven primarily by lower shipments in Capri Sun ready-to-drink beverages due to higher sales in the fourth quarter of 2011 in advance of an announced increase in list prices, Maxwell House coffee and powdered beverages, which was partially offset by the introduction of MiO liquid concentrate and higher shipments in Gevalia coffee due to its introduction into the retail market. Higher net pricing was due primarily to input cost-driven pricing actions in coffee and ready-to-drink beverages.

Segment operating income decreased $63 million (39.1%), due primarily to higher raw material costs, unfavorable volume/mix, the impact of the Starbucks CPG business cessation, higher manufacturing costs and costs incurred for the 2012-2014 Restructuring Program. These unfavorable drivers were partially offset by higher net pricing and lower advertising and consumer promotion costs.

U.S. Cheese

	For the Three Months Ended March 31,
	2012	2011	$ Change	% Change
	(in millions)
Net revenues	$938	$879	$59	6.7%
Segment operating income	167	134	33	24.6%

Net revenues increased $59 million (6.7%), due to higher net pricing (12.9 pp), partially offset by unfavorable volume/mix (6.2 pp, net of a benefit of approximately 3.2 pp impact due to the Easter shift). Higher net pricing across all major cheese categories was due to input cost-driven pricing actions. Unfavorable volume/mix was driven primarily by lower shipments in natural and process cheeses, partially offset by higher shipments in cream and snacking cheeses driven by new products including Philadelphia Cooking Creme, Philadelphia Indulgence and Kraft Fresh Take.

Segment operating income increased $33 million (24.6%), due primarily to higher net pricing and lower selling, general and administrative expenses, partially offset by higher raw material costs (primarily higher dairy costs), unfavorable volume/mix and costs incurred for the 2012-2014 Restructuring Program.

U.S. Convenient Meals

	For the Three Months Ended March 31,
	2012	2011	$ Change	% Change
	(in millions)
Net revenues	$809	$794	$15	1.9%
Segment operating income	93	105	(12)	(11.4%)

Net revenues increased $15 million (1.9%), due to higher net pricing (2.9 pp), partially offset by unfavorable volume/mix (1.0 pp, including a detriment of approximately 2.0 pp due to product pruning and a benefit of approximately 1.0 pp due to the Easter shift). Higher net pricing was due to input cost-driven pricing actions primarily related to hot dogs, bacon and lunch meats. Unfavorable volume/mix was driven primarily by lower shipments in hot dogs and bacon, partially offset by higher shipments in Lunchables and lunch meats.

Segment operating income decreased $12 million (11.4%), due primarily to higher raw material costs, costs incurred for the 2012-2014 Restructuring Program and unfavorable volume/mix, partially offset by higher net pricing and lower selling, general and administrative expenses.

U.S. Grocery

	For the Three Months Ended March 31,
	2012	2011	$ Change	% Change
	(in millions)
Net revenues	$1,089	$1,018	$71	7.0%
Segment operating income	339	293	46	15.7%

Net revenues increased $71 million (7.0%), due to higher net pricing (5.3 pp) and favorable volume/mix (1.7 pp, which includes a benefit of approximately 2.8 pp impact due to the Easter shift). Higher net pricing was realized across most key categories, including Planters nuts, Kraft macaroni & cheese dinners, ready-to-eat desserts, spoonable dressings and pourable dressings. Favorable volume/mix was driven primarily by the introduction of Planters peanut butter and higher shipments in most categories, including Cool Whip whipped topping, Kraft macaroni & cheese dinners, spoonable dressings, pourable dressings and dry packaged desserts, partially offset by lower shipments in Planters nuts.

Segment operating income increased $46 million (15.7%), due primarily to higher net pricing and lower selling, general and administrative expenses (including lower advertising and consumer promotion costs), partially offset by higher raw material costs, costs incurred for the 2012-2014 Restructuring Program and unfavorable volume/mix.

Canada & N.A. Foodservice

	For the Three Months Ended March 31,
	2012	2011	$ Change	% Change
	(in millions)
Net revenues	$905	$889	$16	1.8%
Segment operating income	96	112	(16)	(14.3%)

Net revenues increased $16 million (1.8%), due primarily to higher net pricing (5.3 pp), partially offset by unfavorable volume/mix (2.3 pp, including a detriment of approximately 3.2 pp due to product pruning), unfavorable foreign currency (0.7 pp) and the impact of the Starbucks CPG business cessation (0.5 pp). In Canada, net revenues increased driven by higher net pricing, partially offset by unfavorable volume/mix, unfavorable foreign currency and the impact of the Starbucks CPG business cessation. Unfavorable volume/mix was due primarily to the completion of a co-manufacturing agreement related to a previous divestiture and lower shipments in beverages and grocery, partially offset by higher shipments in cheese. In N.A. Foodservice, net revenues increased driven by higher net pricing, partially offset by unfavorable volume/mix and unfavorable foreign currency. In our Puerto Rico and export operations, net revenues were flat.

Segment operating income decreased $16 million (14.3%) due primarily to higher raw material costs, higher selling, general and administrative expenses (net of lower advertising and consumer promotion costs), costs incurred for the 2012-2014 Restructuring Program, higher manufacturing costs and unfavorable volume/mix, partially offset by higher net pricing.

Financial Results for the Years Ended December 31, 2011, 2010 and 2009

Items Affecting Comparability of Results for the Years Ended December 31, 2011, 2010

and 2009

Pizza Divestiture

On March 1, 2010, we completed the sale of the assets of our North American frozen pizza business, or “Frozen Pizza,” to Nestlé USA, Inc., or “Nestle,” for $3.7 billion. Our Frozen Pizza business was a component of our U.S. Convenient Meals and Canada & N.A. Foodservice segments. The sale included the DiGiorno, Tombstone and Jack’s brands in the United States, the Delissio brand in Canada and the California Pizza Kitchen trademark license. It also included two Wisconsin manufacturing facilities (Medford and Little Chute) and the leases for the pizza depots and delivery trucks. Approximately 3,600 of our employees transferred with the business to Nestlé. Accordingly, the results of our Frozen Pizza business have been reflected as discontinued operations on the combined statement of earnings, and prior period results of our continuing operations have been revised to exclude Frozen Pizza in a consistent manner. As a result of the divestiture, we recorded a gain on discontinued operations of $1,596 million, net of taxes, in 2010.

Pursuant to the Frozen Pizza business Transition Services Agreement, we agreed to provide certain sales, co-manufacturing, distribution, information technology, accounting and finance services to Nestlé for up to two years. As of December 31, 2011, these service agreements were substantially complete.

Summary results of operations for the Frozen Pizza business through March 1, 2010 were as follows:

	For the Years Ended December 31,
	2010	2009
	(in millions)
Net revenues	$335	$1,632

Earnings from continuing operations before income taxes	73	341
Provision for income taxes	(25)	(123)
Gain on discontinued operations, net of income taxes	1,596	—

Earnings and gain from discontinued operations, net of income taxes	$1,644	$218

Earnings from continuing operations before income taxes exclude allocated overheads related to the Frozen Pizza business of $25 million in 2010 and $108 million in 2009. The 2010 gain on discontinued operations from the sale of the Frozen Pizza business included tax expense of $1.2 billion.

The following assets of the Frozen Pizza business were divested (in millions):

000000000
Inventories, net	$102
Property, plant and equipment, net	317
Goodwill	475

Divested assets of the Frozen Pizza business	$894

Cost Savings Initiatives

Within our cost savings initiatives, we include certain costs along with exit and disposal costs that are directly attributable to those activities but that do not qualify for treatment as exit or disposal costs under U.S. GAAP. These costs, which we commonly refer to as other project costs or implementation costs, generally include the reorganization of operations and facilities, the discontinuance of product lines and the incremental expenses related to the closure of facilities. We believe the disclosure of these charges within our operating income provides greater transparency of the impact of these programs and initiatives on our operating results.

In connection with our cost savings initiatives in 2011, we reversed $18 million of cost savings initiative program costs across all segments. These reversals were primarily related to severance benefits that were accrued and not paid due to natural attrition or employees who accepted other open positions within Kraft ParentCo or our company.

In 2010, we recorded $33 million of charges, primarily severance costs for benefits for terminated employees, associated benefit plan costs and other related activities. These charges were recorded across all segments.

In 2009, we recorded $110 million of charges, primarily severance costs for benefits for terminated employees, associated benefit plan costs and other related activities. These charges were recorded across all segments.

Starbucks CPG Business

On March 1, 2011, Starbucks took control of the Starbucks CPG business in grocery stores and other channels. Starbucks did so without our authorization and in what we contend is a violation and breach of our license and supply agreement with Starbucks related to the Starbucks CPG business. The dispute is pending arbitration in Chicago, Illinois. We are seeking appropriate remedies, including payment of the fair market value of our supply and license agreement, plus the premium this agreement specifies, prejudgment interest under New York law and attorney’s fees. Starbucks has counterclaimed for damages. The arbitration proceeding is set to begin on July 11, 2012. The results of the Starbucks CPG business were included primarily in our U.S. Beverages and Canada & N.A. Foodservice segments through March 1, 2011. For additional details, see our discussion of legal proceedings in “Business—Legal Proceedings” and within our “Commitments and Contingencies” notes to our historical combined financial statements.

Favorable Accounting Calendar Impact in 2011

Our fiscal year end is December 31. Our operating subsidiaries report results on the last Saturday of the fiscal year. Because we report results on the last Saturday of the year, and December 31, 2011 fell on a Saturday, our 2011 results included an extra week, or the “53rd week,” of operating results than in the prior two years which had 52 weeks. We estimate that the extra week positively impacted net revenues by approximately $225 million and operating income by approximately $63 million in 2011. The favorable impact to operating income was reinvested in the business.

Provision for Income Taxes

Our effective tax rate was 38.1% in 2011, 37.0% in 2010 and 34.7% in 2009. Our 2011 effective tax rate included net tax costs of $52 million from discrete one-time events, primarily from various U.S. federal and U.S. state tax audit developments during the year as well as the revaluation of state deferred tax assets and liabilities resulting from state tax legislation enacted in 2011.

Our 2010 effective tax rate included net tax costs of $32 million, primarily due to a $79 million write-off of deferred tax assets as a result of the U.S. health care legislation enacted in March 2010, partially offset by the federal and state impacts from the favorable resolution of a federal tax audit.

Our 2009 effective tax rate included net tax benefits of $52 million, primarily due to settlements with various state tax authorities and an agreement we reached with the IRS on specific matters related to years 2000 through 2003.

Combined Results of Operations for the Years Ended December 31, 2011, 2010 and 2009

The following discussion compares our combined results of operations for 2011 with 2010 and 2010 with 2009.

2011 compared with 2010

	For the Years Ended December 31,
	2011	2010	$ Change	% Change
	(in millions)
Net revenues	$18,655	$17,797	$858	4.8%
Operating income	2,923	2,961	(38)	(1.3%	)
Earnings from continuing operations	1,839	1,887	(48)	(2.5%	)
Net earnings	1,839	3,531	(1,692)	(47.9%	)

Net Revenues. Net revenues increased $858 million (4.8%) to $18,655 million in 2011, and organic net revenues (1) increased $997 million (5.8%) to $18,247 million in 2011, as follows.

Change in net revenues (by percentage point)
Higher net pricing	6.7pp
Unfavorable volume/mix	(0.9)pp

Total change in organic net revenues(1)	5.8%
Impact of divestitures	(2.8)pp
Impact of the 53rd week of shipments	1.3pp
Favorable foreign currency	0.5pp

Total change in net revenues	4.8%

(1)	See “—Non-GAAP Financial Measures” for a reconciliation of organic net revenues to net revenues.

Organic net revenue growth was driven by higher net pricing, partially offset by unfavorable volume/mix. Higher net pricing was reflected across all reportable segments as we increased pricing to offset higher input costs. Unfavorable volume/mix was driven primarily by lower shipments in all reportable business segments except U.S. Beverages. Divestitures (including for reporting purposes the Starbucks CPG business) had an unfavorable impact on net revenues. The 53rd week of shipments in 2011 increased net revenues by $225 million. Favorable foreign currency increased net revenues by $91 million, due to the strength of the Canadian dollar relative to the U.S. dollar.

Operating Income. Operating income decreased $38 million (1.3%) to $2,923 million in 2011, due to the following:

	Operating Income	Change
	(in millions)	(percentage point)
Operating Income for the Year Ended December 31, 2010	$2,961
Change in operating income
Higher pricing	1,163	41.4pp
Higher input costs	(956)	(34.0)pp
Unfavorable volume/mix	(151)	(5.4)pp
Lower selling, general and administrative expense	56	2.0pp
Increased operating income from the 53rd week of shipments	63	2.2pp
Decreased operating income from divestitures (including for reporting purposes the Starbucks CPG business)	(130)	(4.5)pp
Change in unrealized gains/losses on hedging activities	(92)	(3.3)pp
Favorable foreign currency	15	0.5pp
Other	(6)	(0.2)pp

Total change in operating income	(38)	(1.3)%

Operating Income for the Year Ended December 31, 2011	$2,923

Higher pricing outpaced increased input costs during 2011. The increase in input costs was driven by significantly higher raw material costs, partially offset by lower manufacturing costs. Unfavorable volume/mix was driven by declines in all reportable segments except U.S. Beverages. Total selling, general and administrative expenses decreased $93 million from 2010. Excluding the impact of the 53rd week of shipments, divestitures (including for reporting purposes the Starbucks CPG business) and foreign currency, selling, general and administrative expenses decreased $56 million from 2010. The 53rd week of shipments in 2011 added $63 million in operating income which was reinvested in the business. The impact of divestitures (including for reporting purposes the Starbucks CPG business) decreased operating income by $130 million. The change in unrealized gains/losses on hedging activities decreased operating income by $92 million, as we recognized unrealized losses of $63 million in 2011, versus unrealized gains of $29 million in 2010. Favorable foreign currency increased operating income by $15 million, due to the strength of the Canadian dollar versus the U.S. dollar. As a result of the net effect of these drivers, operating income margin decreased 0.9 percentage points, from 16.6% in 2010 to 15.7% in 2011. The margin decline was driven primarily by a decline in gross profit margin, reflecting the impact of the higher revenue base on the margin calculation, the unfavorable change in unrealized gains and the impact of divestitures (including for reporting purposes the Starbucks CPG business), partially offset by overhead leverage.

2010 compared with 2009

	For the Years Ended December 31,
	2010	2009	$ Change	% Change
	(in millions)
Net revenues	$17,797	$17,278	$519	3.0%
Operating income	2,961	2,975	(14)	(0.5%	)
Earnings from continuing operations	1,887	1,952	(65)	(3.3%	)
Net earnings	3,531	2,170	1,361	62.7%

Net Revenues. Net revenues increased $519 million (3.0%) to $17,797 million in 2010, and organic net revenues(1) increased $341 million (2.0%) to $17,589 million in 2010 as follows.

Change in net revenues (by percentage point)
Higher net pricing	1.6pp
Favorable volume/mix	0.4pp

Total change in organic net revenues(1)	2.0%
Favorable foreign currency	1.1pp
Impact of divestitures	(0.1)pp

Total change in net revenues	3.0%

(1)	See “—Non-GAAP Financial Measures” for a reconciliation of organic net revenues to net revenues.

Organic net revenue growth was driven by higher net pricing and favorable volume/mix. Higher net pricing was reflected across all reportable segments as we increased pricing to offset higher input costs. Favorable volume/mix was driven by higher shipments in U.S. Beverages, U.S. Convenient Meals and Canada & N.A. Foodservice, partially offset by lower shipments in U.S. Cheese and U.S. Grocery. Favorable foreign currency increased net revenues by $194 million, due to the strength of the Canadian dollar relative to the U.S. dollar. Divestitures during 2010 also had a small unfavorable impact on net revenues.

Operating Income. Operating income decreased $14 million (0.5%) to $2,961 million in 2010, due to the following:

	Operating Income	Change
	(in millions)	(percentage point)
Operating Income for the Year Ended December 31, 2009	$2,975
Change in operating income
Higher pricing	273	9.2pp
Higher input costs	(196)	(6.5)pp
Favorable volume/mix	23	0.7pp
Higher selling, general and administrative expense	(16)	(0.6)pp
Impact of divestitures	6	0.2pp
Change in unrealized gains on hedging activities	(136)	(4.6)pp
Favorable foreign currency	33	1.1pp
Other	(1)	—

Total change in operating income	(14)	(0.5)%

Operating Income for the Year Ended December 31, 2010	$2,961

Higher pricing outpaced increased input costs during 2010. The increase in input costs was driven by significantly higher raw material costs, partially offset by lower manufacturing costs. Favorable volume/mix was driven by gains in U.S. Beverages, U.S. Convenient Meals and Canada & N.A. Foodservice, partially offset by declines in U.S. Grocery and U.S. Cheese. Total selling, general and administrative expenses increased $35 million from 2009. Excluding the impacts of divestitures and foreign currency, selling, general and administrative expenses increased $16 million versus the prior year due primarily to higher advertising and consumer promotion expenses. The change in unrealized gains on hedging activities decreased operating income by $136 million, as we recognized unrealized gains of $29 million in 2010, versus unrealized gains of $165 million in 2009. Favorable foreign currency increased operating income by $33 million, due to the strength of the Canadian dollar relative to the U.S. dollar. As a result of the net effect of these drivers, operating income margin decreased 0.6 percentage points, from 17.2% in 2009 to 16.6% in 2010. The margin decline was driven primarily by the decline in gross profit margin, reflecting the unfavorable change in unrealized gains on hedging activities, partially offset by overhead leverage.

Results of Operations by Reportable Segment for the Years Ended December 31, 2011, 2010 and 2009

The following discussion compares our results of operations for each of our reportable segments for 2011 with 2010 and 2010 with 2009.

	For the Years Ended December 31,
	2011	2010	2009
	(in millions)
Net revenues:
U.S. Beverages	$3,028	$3,236	$3,081
U.S. Cheese	3,832	3,548	3,632
U.S. Convenient Meals	3,337	3,133	3,032
U.S. Grocery	4,593	4,333	4,298
Canada & N.A. Foodservice	3,865	3,547	3,235

Net revenues	$18,655	$17,797	$17,278

	For the Years Ended December 31,
	2011	2010	2009
	(in millions)
Operating income:
U.S. Beverages	$450	$564	$511
U.S. Cheese	629	598	667
U.S. Convenient Meals	319	268	234
U.S. Grocery	1,316	1,246	1,187
Canada & N.A. Foodservice	482	474	405
Unrealized gains / (losses) on hedging activities	(63)	29	165
Certain U.S. pension plan costs	(155)	(144)	(133)
General corporate expenses	(55)	(74)	(61)

Operating income	$2,923	$2,961	$2,975

Included within our segment results are intercompany sales with Kraft ParentCo subsidiaries which totaled $100 million in 2011, $79 million in 2010 and $83 million in 2009.

On March 1, 2011, Starbucks took control of the Starbucks CPG business in grocery stores and other channels. Starbucks did so without our authorization and in what we contend is a violation and breach of our license and supply agreement with Starbucks related to the Starbucks CPG business. The dispute is pending arbitration in Chicago, Illinois. We are seeking appropriate remedies, including payment of the fair market value of the supply and license agreement, plus the premium this agreement specifies, prejudgment interest under New York law and attorney’s fees. Starbucks has counterclaimed for damages. The arbitration proceeding is set to begin on July 11, 2012. The results of the Starbucks CPG business were included primarily in our U.S. Beverages and Canada & N.A. Foodservice segments through March 1, 2011.

In 2011, the unfavorable $63 million net change in unrealized gains/(losses) on hedging activities primarily resulted from higher commodity hedge losses, partially offset by gains on currency forward contracts. In 2010, the favorable $29 million net change in unrealized gains/(losses) on hedging activities primarily resulted from gains associated with commodity hedge contracts. In 2009, the favorable $165 million net change in unrealized gains/(losses) on hedging activities primarily resulted from the transfer of unrealized losses on energy derivatives that were realized and reflected in segment operating income in 2009.

U.S. Beverages

	For the Years Ended December 31,
	2011	2010	$ Change	% Change
	(in millions)
Net revenues	$3,028	$3,236	$(208)	(6.4%	)
Segment operating income	450	564	(114)	(20.2%	)

	For the Years Ended December 31,
	2010	2009	$ Change	% Change
	(in millions)
Net revenues	$3,236	$3,081	$155	5.0%
Segment operating income	564	511	53	10.4%

2011 compared with 2010

Net revenues decreased $208 million (6.4%) in 2011, due to the impact of the Starbucks CPG business cessation (14.3 pp) and unfavorable volume/mix (0.2 pp), partially offset by higher net pricing (6.8 pp) and the impact of the 53rd week of shipments (1.3 pp). Unfavorable volume/mix was driven primarily by lower shipments in mainstream coffee, primarily Maxwell House and Gevalia coffee (in our direct-to-consumer business), partially offset by the introduction of MiO liquid concentrate and higher shipments in ready-to-drink beverages, primarily Capri Sun and Kool-Aid, and Tassimo coffee. Higher net pricing was due primarily to input cost-driven pricing actions in coffee.

Segment operating income decreased $114 million (20.2%) due primarily to the impact of the Starbucks CPG business cessation. Segment operating income benefited from the remaining effects of higher net pricing, lower manufacturing costs, favorable volume mix, the impact of the 53rd week of shipments and lower advertising and consumer promotion costs, which more than offset higher raw material costs.

2010 compared with 2009

Net revenues increased $155 million (5.0%) in 2010, due to favorable volume/mix (4.4 pp) and higher net pricing (0.6 pp). Favorable volume/mix was driven primarily by higher shipments in ready-to-drink beverages, primarily Kool-Aid and Capri Sun; coffee, primarily Maxwell House, Starbucks and Tassimo; and powdered beverages, primarily Tang.

Segment operating income increased $53 million (10.4%) due to favorable volume/mix, lower manufacturing costs, higher net pricing and lower other selling, general and administrative expenses, partially offset by higher raw material costs and higher advertising and consumer promotion costs.

U.S. Cheese

	For the Years Ended December 31,
	2011	2010	$ Change	% Change
	(in millions)
Net revenues	$3,832	$3,548	$284	8.0%
Segment operating income	629	598	31	5.2%

	For the Years Ended December 31,
	2010	2009	$ Change	% Change
	(in millions)
Net revenues	$3,548	$3,632	$(84)	(2.3%	)
Segment operating income	598	667	(69)	(10.3%	)

2011 compared with 2010

Net revenues increased $284 million (8.0%) in 2011, due to higher net pricing (8.2 pp) and the impact of the 53rd week of shipments (1.3 pp), partially offset by unfavorable volume/mix (1.1 pp) and the impact of divestitures (0.4 pp). Higher net pricing, across most major cheese categories, was due to input cost-driven pricing actions. Unfavorable volume/mix was driven primarily by lower shipments in sandwich, cream cheese and recipe cheese categories, partially offset by higher shipments in cultured, natural cheese and grated cheese categories.

Segment operating income increased $31 million (5.2%) due primarily to higher net pricing, lower other selling, general and administrative expenses (including a termination fee received due to the restructuring of a service contract), lower manufacturing costs, the impact of the 53rd week of shipments and the 2010 loss on the divestiture of our Bagelfuls operations, partially offset by higher raw material costs (primarily higher dairy costs), unfavorable volume/mix and higher advertising and consumer promotion costs.

2010 compared with 2009

Net revenues decreased $84 million (2.3%) in 2010, due to unfavorable volume/mix (4.9 pp) and the impact of divestitures (0.4 pp), partially offset by higher net pricing (3.0 pp). Unfavorable volume/mix was driven by lower shipments across most cheese categories. Higher net pricing, across all cheese categories, was due to input cost-driven pricing, partially offset by increased promotional spending.

Segment operating income decreased $69 million (10.3%) due to higher raw material costs (primarily higher dairy costs), unfavorable volume/mix, higher advertising and consumer promotion costs and a loss on the divestiture of our Bagelfuls operations, partially offset by higher net pricing, lower manufacturing costs, lower other selling, general and administrative expenses and the impact of divestitures.

U.S. Convenient Meals

	For the Years Ended December 31,
	2011	2010	$ Change	% Change
	(in millions)
Net revenues	$3,337	$3,133	$204	6.5%
Segment operating income	319	268	51	19.0%

	For the Years Ended December 31,
	2010	2009	$ Change	% Change
	(in millions)
Net revenues	$3,133	$3,032	$101	3.3%
Segment operating income	268	234	34	14.5%

2011 compared with 2010

Net revenues increased $204 million (6.5%) in 2011, due to higher net pricing (5.9 pp) and the impact of the 53rd week of shipments (1.4 pp), partially offset by unfavorable volume/mix (0.8 pp). Higher net pricing was due to input cost-driven pricing actions primarily related to bacon, lunch meats, hot dogs and Lunchables combination meals. Unfavorable volume/mix was driven primarily by lower shipments in bacon and hot dogs, partially offset by higher shipments in lunch meats and Lunchables combination meals.

Segment operating income increased $51 million (19.0%) due primarily to higher net pricing, lower manufacturing costs, lower other selling, general and administrative expenses and the impact of the 53rd week of shipments, partially offset by higher raw material costs, higher advertising and consumer promotion costs and unfavorable volume/mix.

2010 compared with 2009

Net revenues increased $101 million (3.3%) in 2010, due to favorable volume/mix (3.0 pp) and higher net pricing (0.3 pp). Favorable volume/mix was driven by higher shipments in hot dogs, Lunchables combination meals and lunch meats. Higher net pricing was driven by input-cost driven pricing, mostly offset by increased promotional spending.

Segment operating income increased $34 million (14.5%) due to lower manufacturing costs, lower other selling, general and administrative expenses, favorable volume/mix and higher net pricing, partially offset by higher raw material costs and higher advertising and consumer promotion costs.

U.S. Grocery

	For the Years Ended December 31,
	2011	2010	$ Change	% Change
	(in millions)
Net revenues	$4,593	$4,333	$260	6.0%
Segment operating income	1,316	1,246	70	5.6%

	For the Years Ended December 31,
	2010	2009	$ Change	% Change
	(in millions)
Net revenues	$4,333	$4,298	$35	0.8%
Segment operating income	1,246	1,187	59	5.0%

2011 compared with 2010

Net revenues increased $260 million (6.0%) in 2011, due to higher net pricing (6.9 pp) and the impact of the 53rd week of shipments (1.3 pp), partially offset by unfavorable volume/mix (2.2 pp). Higher net pricing was reflected across most grocery categories including Planters nuts, spoonable dressings, Kraft macaroni & cheese dinners, dry packaged desserts and ready-to-eat desserts. Unfavorable volume/mix was driven by lower shipments, primarily spoonable dressings, Planters nuts, ready-to-eat desserts, barbecue sauces, dessert toppings and dry packaged desserts, partially offset by the introduction of Planters peanut butter and higher shipments in Kraft macaroni & cheese dinners.

Segment operating income increased $70 million (5.6%) due primarily to higher net pricing, the impact of the 53rd week of shipments, lower other selling, general and administrative expenses, lower manufacturing costs and lower advertising and consumer promotion costs, partially offset by higher raw material costs and unfavorable volume/mix.

2010 compared with 2009

Net revenues increased $35 million (0.8%) in 2010, due to higher net pricing (1.4 pp), partially offset by unfavorable volume/mix (0.6 pp). Higher net pricing, across most key categories, was primarily related to Kraft macaroni & cheese dinners, pourable dressings, ready-to-eat desserts and dry packaged desserts. Unfavorable volume/mix was due primarily to lower shipments across most key categories, including pourable dressings, ready-to-eat desserts, spoonable dressings and dry packaged desserts, partially offset by higher shipments in Planters nuts.

Segment operating income increased $59 million (5.0%) due primarily to higher net pricing, lower manufacturing costs and lower other selling, general and administrative expenses, partially offset by unfavorable volume/mix and higher advertising and consumer promotion costs.

Canada & N.A. Foodservice

	For the Years Ended December 31,
	2011	2010	$ Change	% Change
	(in millions)
Net revenues	$3,865	$3,547	$318	9.0%
Segment operating income	482	474	8	1.7%

	For the Years Ended December 31,
	2010	2009	$ Change	% Change
	(in millions)
Net revenues	$3,547	$3,235	$312	9.6%
Segment operating income	474	405	69	17.0%

2011 compared with 2010

Net revenues increased $318 million (9.0%) in 2011, due primarily to higher net pricing (5.9 pp), favorable foreign currency (2.6 pp) and the impact of the 53rd week of shipments (1.3 pp), partially offset by the impact of the cessation of the Starbucks CPG business (0.5 pp) and unfavorable volume/mix (0.3 pp). In Canada, net revenues increased, driven primarily by higher net pricing, favorable foreign currency and the impact of the 53rd week of shipments, partially offset by the impact of the cessation of the Starbucks CPG business. In N.A. Foodservice, net revenues increased, driven primarily by higher net pricing, the impact of the 53rd week of shipments and favorable foreign currency, partially offset by unfavorable volume/mix. In Puerto Rico and U.S. exports, net revenue increased due to higher shipments.

Segment operating income increased $8 million (1.7%) due primarily to higher net pricing, favorable foreign currency and the impact of the 53rd week of shipments, mostly offset by higher raw material costs, higher other selling, general and administrative expenses and unfavorable volume/mix.

2010 compared with 2009

Net revenues increased $312 million (9.6%) in 2010, due to the significant impact of favorable foreign currency (6.0 pp), higher net pricing (2.4 pp) and favorable volume/mix (1.2 pp). In Canada, net revenues increased, driven by favorable foreign currency, favorable volume/mix due to higher shipments in our Canadian grocery, cheese and convenient meals retail businesses and higher net pricing. In N.A. Foodservice, net revenues increased, driven by higher net pricing and favorable foreign currency, partially offset by unfavorable volume/mix (unfavorable product mix, net of higher shipments).

Segment operating income increased $69 million (17.0%) due primarily to higher net pricing, favorable volume/mix, favorable foreign currency and lower advertising and consumer promotion costs, partially offset by higher raw material costs.

Critical Accounting Policies and Estimates

Note 2, “Summary of Significant Accounting Policies,” to our audited combined financial statements as of December 31, 2011 and 2010 and for each of the three years ended December 31, 2011, includes a summary of the significant accounting policies we used to prepare our historical combined financial statements. The following is a review of the more significant assumptions and estimates, as well as the accounting policies we used to prepare our historical combined financial statements.

Principles of Combination

The combined annual and interim financial statements include our net assets and results of our operations as described above. All significant intracompany transactions and accounts within our combined businesses have been eliminated.

Intercompany transactions between Kraft ParentCo and us are reflected in the historical combined financial statements. Intercompany transactions with Kraft ParentCo or its affiliates are reflected in the combined statements of cash flows as net transfers to Kraft ParentCo and its affiliates within financing activities and in the combined balance sheets within the parent company investment. The parent company investment equity balance represents Kraft ParentCo’s historical investment in us and the net effect of transactions with and allocations from Kraft ParentCo.

Our fiscal year end is December 31. Our operating subsidiaries report results on the last Saturday of the fiscal year. Because we report results on the last Saturday of the year, and December 31, 2011 fell on a Saturday, our 2011 results included the 53rd week of operating results. We estimate that the extra week positively impacted net revenues by approximately $225 million and operating income by approximately $63 million in 2011. The favorable impact to operating income was reinvested in the business.

Use of Estimates

We prepare our historical combined financial statements in accordance with U.S. GAAP, which requires us to make accounting policy elections, estimates and assumptions that affect a number of amounts in our historical combined financial statements. Significant accounting policy elections, estimates and assumptions include, among others, allocation methods used to allocate net assets and expenses from Kraft ParentCo, including defined benefit and stock-based compensation expenses; goodwill and intangible assets; long-lived assets; marketing program accruals; insurance and self-insurance reserves and income taxes. We base our estimates on historical experience and other assumptions that we believe are reasonable. If actual amounts differ from estimates, we include the revisions in our combined results of operations in the period the actual amounts become known. Historically, the aggregate differences, if any, between our estimates and actual amounts in any year have not had a significant impact on our historical combined financial statements.

Inventories

Inventories are stated at the lower of cost or market. We value all our inventories using the average cost method. We also record inventory allowances for overstocked and obsolete inventories due to ingredient and packaging changes.

Long-Lived Assets

We review long-lived assets, including amortizable intangible assets, for impairment when conditions exist that indicate the carrying amount of the assets may not be fully recoverable. We perform undiscounted operating cash flow analyses to determine if an impairment exists. When testing for impairment of assets held for use, we group assets and liabilities at the lowest level for which cash flows are separately identifiable. If we determine an impairment exists, we calculate the loss based on estimated fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

Goodwill and Intangible Assets

We test goodwill and non-amortizable intangible assets for impairment at least once a year in the fourth quarter. We assess goodwill impairment risk by first performing a qualitative review of entity-specific, industry, market and general economic factors for each reporting unit. If significant potential goodwill impairment risk exists for a specific reporting unit, we apply a two-step quantitative test. The first step compares the reporting unit’s estimated fair value with its carrying value. We estimate a reporting unit’s fair value using a 20-year projection of discounted cash flows which incorporates planned growth rates, market-based discount rates and estimates of residual value. We used a market-based, weighted-average cost of capital of 6.8% to discount the projected cash flows of those operations. Estimating the fair value of individual reporting units requires us to make assumptions and estimates regarding our future plans, industry and economic conditions and our actual results and conditions may differ over time. If the carrying value of a reporting unit’s net assets exceeds its fair value, the second step is applied to measure the difference between the carrying value and implied fair value of goodwill. If the carrying value of goodwill exceeds its implied fair value, the goodwill is considered impaired and reduced to its implied fair value. We test non-amortizable intangible assets for impairment by comparing the fair value of each intangible asset with its carrying value. We determine fair value of non-amortizable intangible assets using planned growth rates, market-based discount rates and estimates of royalty rates. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value.

Definite-lived intangible assets are amortized over their estimated useful lives and evaluated for impairment as long-lived assets.

In 2011, 2010 and 2009, there were no impairments of goodwill or non-amortizable intangible assets. In 2011, we noted one reporting unit in our goodwill testing, Planters and Corn Nuts within our U.S. Grocery segment, which continued to be sensitive primarily to ongoing significant input cost pressure. Planters and Corn Nuts had $1,170 million of goodwill as of December 31, 2011, and its excess fair value over the carrying value of its net assets improved from 12% in 2010 to 19% in 2011. While the reporting unit passed the first step of the impairment test by a substantial margin, if its operating income were to decline significantly in the future, it would adversely affect the estimated fair value of the reporting unit. If input costs were to continue to rise, we expect to take further pricing actions as we have done in 2011. However, if we are unsuccessful in these efforts, it would decrease profitability, negatively affect the estimated fair value of the Planters and Corn Nuts reporting unit and could lead to a potential impairment in the future.

Insurance and Self-Insurance

We use a combination of insurance and self-insurance for a number of risks, including workers’ compensation, general liability, automobile liability, product liability and our obligation for employee health care benefits. Liabilities associated with the risks are estimated by considering historical claims experience and other actuarial assumptions.

Revenue Recognition

We recognize revenues when title and risk of loss pass to customers, which generally occurs upon shipment or delivery of goods. Revenues are recorded net of consumer incentives and trade promotions and include all shipping and handling charges billed to customers. Provisions for product returns and customer allowances are also recorded as reductions to revenues within the same period that the revenue is recognized. Shipping and handling costs are classified as part of cost of sales.

Marketing and Research and Development

We promote our products with advertising, consumer incentives and trade promotions. These programs include, but are not limited to, discounts, coupons, rebates, in-store display incentives and volume-based incentives. Consumer incentive and trade promotion activities are recorded as a reduction to revenues based on amounts estimated as being due to customers and consumers at the end of a period. We base these estimates principally on historical utilization and redemption rates. For interim reporting purposes, advertising and consumer incentive expenses are charged to operations as a percentage of volume, based on estimated volume and related expense for the full year. We do not defer costs on our year-end combined balance sheet and all marketing costs are recorded as an expense in the year incurred. Advertising expense was $535 million in 2011, $540 million in 2010 and $477 million in 2009. We expense costs as incurred for product research and development. Research and development expense was $198 million in 2011, $185 million in 2010 and $194 million in 2009. We record marketing and research and development expenses within selling, general and administrative expenses.

Environmental Costs

We are subject to laws and regulations relating to the protection of the environment. We accrue for environmental remediation obligations on an undiscounted basis when amounts are probable and can be reasonably estimated. The accruals are adjusted as new information develops or circumstances change. Recoveries of environmental remediation costs from third parties are recorded as assets when recovery of those costs is deemed probable. As of December 31, 2011, we were involved in 67 active actions and as of March 31, 2012, we were involved in 65 active actions in the United States under the Superfund legislation (and other similar actions and legislation) related to our current operations and certain closed, inactive or divested operations for which we retain liability. We are subject to applicable multi-national, national and local environmental laws and regulations in the countries in which we do business. We have specific programs across our business units designed to meet applicable environmental compliance requirements.

As of December 31, 2011 and March 31, 2012, we accrued an immaterial amount for environmental remediation. Based on information currently available, we believe that the ultimate resolution of existing environmental remediation actions and our compliance in general with environmental laws and regulations will not have a material effect on our financial condition. However, we cannot quantify with certainty the potential impact of future compliance efforts and environmental remediation actions.

Stock-based Compensation

Our employees have historically participated in Kraft ParentCo’s stock-based compensation plans. Stock-based compensation expense has been allocated to us based on the awards and terms previously granted to our employees. The stock-based compensation was initially measured at the fair value of the awards on the grant date and is recognized in the financial statements over the period the employees are required to provide services in exchange for the awards. The fair value of our option awards is measured on the grant date using the Black-Scholes option-pricing model. The fair value of performance awards of restricted stock is based on the Kraft ParentCo stock price at the grant date and the assessed probability of meeting future performance targets. The fair value of restricted and deferred stock awards is based on the number of units granted and Kraft ParentCo’s stock price on the grant date. See our “Stock Benefit Plans” notes to our historical combined financial statements for additional information. Stock-based compensation expense allocated to us was $14 million for the three months ended March 31, 2012, $12 million for the three months ended March 31, 2011, $51 million in 2011, $49 million in 2010 and $52 million in 2009.

Pension and Other Postemployment Benefit Plans

Kraft ParentCo provides defined benefit pension, postretirement health care, defined contribution and multiemployer pension and medical benefits to our eligible employees and retirees. As such, these liabilities are not reflected in our combined balance sheets. As of the Distribution Date, we expect to record the net benefit plan obligations related to these plans and reflect them in our combined balance sheet. See “Unaudited Pro Forma Combined Financial Statements” for additional information.

Our combined statements of earnings include expense allocations for these benefits which were determined based on a review of personnel by business unit and based on allocations of corporate and other shared functional personnel. We consider the expense allocation methodology and results to be reasonable for all periods presented.

Total Kraft ParentCo benefit plan net expenses allocated to us were $497 million in 2011, $486 million in 2010 and $464 million in 2009 and are detailed below. The Kraft ParentCo benefit plan net expenses allocated to us were $133 million for the three months ended March 31, 2012 and $103 million for the three months ended March 31, 2011. These costs are reflected in our cost of sales and selling, general and administrative expenses. These costs were funded through intercompany transactions with Kraft ParentCo which are now reflected within the parent company investment equity balance.

	Allocated from Kraft ParentCo Plans
	2011	2010	2009
	(in millions)
Pension plan cost	$261	$248	$235
Postretirement health care cost	160	166	157
Employee savings plan cost	54	52	52
Multiemployer pension plan cost	2	2	2
Multiemployer medical plan cost	20	18	18

Net expense	$497	$486	$464

Certain pension plans in our Canadian operations, or the “Canadian Pension Plans,” and our postemployment benefit plans, or collectively, the “Kraft Foods Group Plans,” are our direct obligations and have been recorded within our historical combined financial statements. We record amounts relating to these Kraft Foods Group Plans based on calculations specified by U.S. GAAP. These calculations require the use of various actuarial assumptions, such as discount rates, assumed rates of return on plan assets, compensation increases and turnover rates. We review our actuarial assumptions on an annual basis and make modifications to the assumptions based on current rates and trends when appropriate. As permitted by U.S. GAAP, we generally amortize any effect of the modifications over future periods. We believe that the assumptions used in recording our Canadian Pension Plan obligations are reasonable based on our experience and advice from our actuaries. See our “Pension and Other Postemployment Benefit Plans” notes to our historical combined financial statements for a discussion of the assumptions used.

We recorded the following amounts in earnings for the Kraft Foods Group Plans during the years ended December 31, 2011, 2010 and 2009:

	0	0	0
	Kraft Foods Group Plans
	2011	2010	2009
	(in millions)
Canadian Pension Plans costs	$14	$9	$9
Postemployment benefit plans costs	19	4	5

Net expense	$33	$13	$14

The 2011 net expense of $33 million increased $20 million over the prior year. The cost increase primarily related to higher pension plan costs, including settlement costs and higher amortization of the net loss from experience differences, and the incorporation of a Canadian postemployment plan into our obligations. The 2010 net expense of $13 million decreased an insignificant amount over the 2009 amount.

In 2011, we contributed $22 million and our employees contributed $2 million to our Canadian Pension Plans. Based on current tax law and minimum funding requirements, we estimate that 2012 pension contributions would be approximately $39 million. Our actual contributions may be different due to many factors, including changes in tax and other benefit laws, significant differences between expected and actual pension asset performance or interest rates or other factors.

We expect our 2012 net expense for the Kraft Foods Group Plans to decrease, primarily due to the drop off of the one-time cost in 2011 of incorporating a Canadian postemployment plan into our obligations, partially offset by a weighted-average decrease of 75 basis points in our discount rate assumption for our Canadian Pension Plans. Our net expense for the Kraft Foods Group Plans was $5 million for the three months ended March 31, 2012 and $2 million for the three months ended March 31, 2011.

Our 2012 expected rate of return on plan assets decreased to 6.80% from 7.36% for our Canadian Pension Plans. We determine our expected rate of return on plan assets from the plan assets’ historical long-term investment performance, current asset allocation and estimates of future long-term returns by asset class. We attempt to maintain our target asset allocation by rebalancing between asset classes as we make contributions and monthly benefit payments.

While we do not anticipate further changes in the 2012 assumptions for our Canadian Pension Plans, as a sensitivity measure, a fifty basis point change in our discount rate or a fifty basis point change in the expected rate of return on plan assets would have the following effects, increase / (decrease) in cost, as of December 31, 2011:

	Fifty Basis Point
	Increase	Decrease
	(in millions)
Effect of change in discount rate on pension costs	$(5)	$5
Effect of change in expected rate of return on plan assets on pension costs	(3)	3

Financial Instruments

As we operate primarily in North America but source our commodities on global markets and periodically enter into financing or other arrangements abroad, we use a variety of risk management strategies and financial instruments to manage commodity price, foreign currency exchange rate and interest rate risks. Our risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on our operating results. One way we do this is through actively hedging our risks through the use of derivative instruments.

Derivatives are recorded on our combined balance sheets at fair value, which fluctuates based on changing market conditions. Certain derivatives are designated as cash flow hedges and qualify for hedge accounting treatment, while others do not qualify and are marked to market through earnings. For cash flow hedges, changes in fair value are deferred in accumulated other comprehensive earnings / (losses) within equity until the underlying hedged items are recognized in net earnings. Accordingly, we record deferred cash flow hedge gains or losses in cost of sales when the related inventory is sold and in interest and other expense, net, when the related debt interest expense is recorded. Cash flows from derivative instruments are also classified in the same manner as the underlying hedged items in the combined statement of cash flows. For additional information on the location of derivative activity within our operating results, see our “Financial Instruments” notes to our historical combined financial statements.

To qualify for hedge accounting, a specified level of hedging effectiveness between the hedging instrument and the item being hedged must be achieved at inception and maintained throughout the hedged period. Any hedging ineffectiveness is recognized in net earnings when the change in the value of the hedge does not offset the change in the value of the underlying hedged item. We formally document our risk management objectives, strategies for undertaking the various hedge transactions, the nature of and relationships between the hedging instruments and hedged items and method for assessing hedge effectiveness. Additionally, for qualified hedges of forecasted transactions, we specifically identify the significant characteristics and expected terms of the forecasted transactions. If it becomes probable that a forecasted transaction will not occur, the hedge will no longer be effective and all of the derivative gains or losses would be recognized in earnings in the current period.

When we use financial instruments, we are exposed to credit risk that a counterparty might fail to fulfill its performance obligations under the terms of our agreement. We minimize our credit risk by entering into transactions with counterparties with investment grade credit ratings, limiting the amount of exposure we have with each counterparty and monitoring the financial condition of our counterparties. We also maintain a policy of requiring that all significant, non-exchange traded derivative contracts with a duration of greater than one year be governed by an International Swaps and Derivatives Association master agreement. We are also exposed to market risk as the value of our financial instruments might be adversely affected by a change in foreign currency exchange rates, commodity prices or interest rates. We manage market risk by incorporating monitoring parameters within our risk management strategy that limit the types of derivative instruments and derivative strategies we use and the degree of market risk that we hedge with derivative instruments.

Commodity cash flow hedges. We are exposed to price risk related to forecasted purchases of certain commodities that we primarily use as raw materials. We enter into commodity forward contracts primarily for coffee beans, meat products, sugar, wheat and dairy products. Commodity forward contracts generally are not subject to the accounting requirements for derivative instruments and hedging activities under the normal purchases exception. We also use commodity futures and options to hedge the price of certain input costs, including dairy products, coffee beans, meat products, wheat, corn products, soybean oils, sugar and natural gas. Some of these derivative instruments are highly effective and qualify for hedge accounting treatment. We also sell commodity futures to unprice future purchase commitments, and we occasionally use related futures to cross-hedge a commodity exposure. We are not a party to leveraged derivatives and, by policy, do not use financial instruments for speculative purposes.

Foreign currency cash flow hedges. We use various financial instruments to mitigate our exposure to changes in exchange rates from third-party and intercompany actual and forecasted transactions. These instruments may include forward foreign exchange contracts and foreign currency options. We primarily use these instruments to hedge our exposure to the Canadian dollar.

Interest rate cash flow hedges. We use derivative instruments, including interest rate swaps, as part of our interest rate risk management strategy. As a matter of policy, we do not use highly leveraged derivative instruments for interest rate risk management. We primarily use interest rate swaps to hedge the variability of interest payment cash flows on a portion of our future debt obligations. Substantially all of these derivative instruments are highly effective and qualify for hedge accounting treatment.

Income Taxes

For purposes of the historical combined financial statements, our income tax expense and deferred tax balances have been estimated as if we filed income tax returns on a stand-alone basis separate from Kraft ParentCo. As a stand-alone entity, our deferred taxes and effective tax rate may differ from those in the historical periods.

We recognize tax benefits in our financial statements when our uncertain tax positions are more likely than not to be sustained upon audit. The amount we recognize is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

We recognize deferred tax assets for deductible temporary differences, operating loss carryforwards and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.

New Accounting Guidance

See Note 2, “Summary of Significant Accounting Policies,” to our audited combined financial statements as of December 31, 2011 and 2010 and for each of the three years ended December 31, 2011, and Note 1, “Background and Basis of Presentation,” to our unaudited condensed combined financial statements as of March 31, 2012 and for the three months ended March 31, 2012 and 2011, for a discussion of new accounting standards.

Contingencies

See our “Commitments and Contingencies” notes to our historical combined financial statements.

Commodity Trends

We purchase large quantities of commodities, including dairy products, coffee beans, meat products, wheat, corn products, soybean and vegetable oils, nuts and sugar and other sweeteners. In addition, we use significant quantities of resins and cardboard to package our products, and natural gas to operate our factories and warehouses. We continuously monitor worldwide supply and cost trends of these commodities so we can act quickly to obtain ingredients and packaging needed for production.

The most significant cost component of our cheese products are dairy commodities, including milk and cheese. We purchase our dairy raw material requirements from independent third parties such as agricultural cooperatives and independent processors. Market supply and demand, as well as government programs, substantially influence the price for milk and other dairy products. The most significant cost component of our coffee products is green coffee beans, which we purchase on world markets. Quality and availability of supply, changes in the value of the U.S. dollar in relation to certain other currencies and consumer demand for coffee products impact coffee bean prices. Significant cost components in our meat business include pork, beef and poultry, which we purchase on domestic markets. Livestock feed costs and the global demand for U.S. meats influence the prices of these meat products. Other significant cost components in our grocery products are grains, including wheat, sugar and soybean oil.

During 2011, our aggregate commodity costs increased primarily due to the higher costs of dairy products, coffee beans, meat products, packaging materials, grains and oils costs. We expect a higher cost environment and commodity cost volatility to continue in 2012. During the three months ended March 31, 2012, our aggregate commodity costs increased as compared to the same period in the prior year, primarily as a result of higher dairy products, coffee beans, meat products, packaging materials, grains and oils costs. As noted earlier in our discussion of our historical operating results, we have addressed higher commodity costs primarily through higher pricing, lower manufacturing costs due to our end-to-end cost management program and lower discretionary spending. We expect to continue to use these measures to address further commodity cost increases.

Liquidity and Capital Resources

Historically, Kraft ParentCo has provided financing, cash management and other treasury services to us. Our cash balances are swept by Kraft ParentCo and historically, we have received funding from Kraft ParentCo for our operating and investing cash needs. Cash transferred to and from Kraft ParentCo has historically been recorded as intercompany payables and receivables which are reflected in the parent company investment in the accompanying historical combined financial statements.

In connection with the Spin-Off, we entered into a 364-day senior unsecured revolving credit facility on March 8, 2012, with borrowing capacity of $4.0 billion. Until the consummation of the Spin-Off, Kraft ParentCo guarantees our borrowings under the facility. We may borrow advances up to the aggregate amount of the unused commitments under the facility on or after March 8, 2012 and prior to the termination of the facility, which is scheduled for March 7, 2013. All committed borrowings under the facility will bear interest at a variable annual rate based on LIBOR or a defined base rate, at our election, plus an applicable margin based on (i) for any date prior to the consummation of the Spin-Off, the ratings of Kraft ParentCo’s long-term senior unsecured indebtedness and (ii) for any date on or following the consummation of the Spin-Off, the ratings of our long-term senior unsecured indebtedness. We intend to use the proceeds of this facility, as necessary, in connection with our capitalization plan, to support our working capital needs and for other general corporate purposes. As of May 11, 2012, no amounts were borrowed or outstanding under the credit facility.

Also, in connection with the Spin-Off, Kraft ParentCo and we intend to redistribute Kraft ParentCo’s current debt between Kraft ParentCo and us such that both companies may obtain investment grade credit ratings following the Spin-Off. To effect this redistribution, we currently expect to incur an estimated $10 billion of debt through a combination of some or all of the following: long-term and short-term debt issuances, borrowings under bank credit facilities, including our 364-day unsecured revolving credit facility described above, or debt exchanges with respect to certain of Kraft ParentCo’s existing debt obligations. In addition, we expect to distribute cash, including proceeds from any debt we incur, to Kraft ParentCo to allow Kraft ParentCo to reduce its debt while we increase our debt to the planned capital structure.

We believe that cash generated from our operating activities, the $4.0 billion revolving credit facility and financing available from Kraft ParentCo prior to the Distribution Date or other sources will provide sufficient liquidity to meet our working capital needs, planned capital expenditures and future contractual and other obligations.

Net Cash Used in / Provided by Operating Activities

During the first quarter in 2012, net cash used in operating activities was $92 million, compared with $297 million provided in the first quarter of 2011. Cash used in operating activities increased in the first quarter of 2012 over the corresponding period in the prior year primarily due to decreased accounts payable, higher spending on trade programs and other incentives and increased accounts receivable, partially offset by lower levels of increased inventory in connection with the earlier Easter holiday in April 2012. The Easter holiday fell on April 8, 2012 and on April 24, 2011.

Net cash provided by operating activities was $2.7 billion in 2011, $828 million in 2010 and $3.0 billion in 2009. The increase in operating cash flows in 2011 primarily related to the prior year payment of taxes in connection with the 2010 Frozen Pizza divestiture and the favorable timing of the collection of receivables and the payment of our accounts payable, partially offset by increased inventory levels. The decrease in operating cash flows in 2010 primarily related to payment of taxes in connection with the Frozen Pizza divestiture, the unfavorable timing of the collection of receivables and increased inventory levels, partially offset by increased earnings.

Net Cash Used in / Provided by Investing Activities

Net cash used in investing activities was $91 million in the first quarter of 2012 and $50 million in the first quarter of 2011 and was entirely attributable to capital expenditures. Capital expenditures of $91 million in the first quarter of 2012 were primarily made to modernize manufacturing facilities and support new product and productivity initiatives. We expect 2012 capital expenditures to be approximately $500 million, including capital expenditures required for systems investments, which we expect to fund from operations.

Net cash used in investing activities was $401 million in 2011, net cash provided by investing activities was $3.3 billion in 2010 and net cash used in investing activities was $513 million in 2009. In 2010, we received $3.7 billion of proceeds from the sale of the Frozen Pizza business. Capital expenditures funded by operating activities were $401 million in 2011, $448 million in 2010 and $513 million in 2009. The 2011 capital expenditures were primarily made to modernize manufacturing facilities and support new product and productivity initiatives.

Net Cash Provided by / Used in Financing Activities

Net cash provided by financing activities was $186 million during the first quarter of 2012 and net cash used in financing activities was $247 million in the first quarter of 2011. Net transfers from Kraft ParentCo and its affiliates were $145 million in the first quarter of 2012 compared with $338 million of net transfers to Kraft ParentCo and its affiliates in the first quarter of 2011. The transfers from Kraft ParentCo and its affiliates were used to fund higher levels of cash used in operating activities and capital expenditures in the current year.

Net cash used in financing activities was $2.3 billion in 2011, $4.1 billion in 2010 and $2.5 billion in 2009. Net transfers to Kraft ParentCo and its affiliates were $2.2 billion in 2011, $4.0 billion in 2010 and $2.3 billion in 2009. The net cash used in 2009 also included $205 million in repayments of long-term debt.

Debt

Our total debt was $34 million at March 31, 2012, $35 million at December 31, 2011 and $39 million at December 31, 2010, and consisted entirely of capital lease obligations. The weighted-average remaining term of our capital lease obligations was 8.7 years at March 31, 2012 and 8.6 years at December 31, 2011.

Dividend Policy

We anticipate paying a highly competitive dividend. We currently expect that the equivalent of $0.64 of the existing $1.16 annual dividend per share paid by Kraft ParentCo would be attributable to us. The timing, declaration, amount and payment of any future dividends to shareholders will fall within the discretion of our Board. Our Board’s decisions regarding the payment of future dividends will depend on many factors, including our financial condition, earnings, capital requirements and debt service obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant. In addition, the terms of the agreements governing our new debt or debt that we may incur in the future may limit or prohibit the payment of dividends. There can be no assurance that we will pay a dividend in the future or that we will continue to pay any dividend if we do commence paying dividends. See “Risk Factors—Risks Relating to Our Common Stock and the Securities Market—We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock” and “Dividend Policy.”

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

We have no material off-balance sheet arrangements other than the guarantees and contractual obligations that are discussed below.

Guarantees

As discussed in our “Commitments and Contingencies” notes to our historical combined financial statements, we have third-party guarantees primarily covering the long-term obligations of our vendors. As part of those transactions, we guarantee that third parties will make contractual payments or achieve performance measures. The carrying amount of our third-party guarantees on our combined balance sheet and the maximum potential payments under these guarantees was $21 million at March 31, 2012 and $22 million at December 31, 2011. Substantially all of these guarantees expire at various times through 2018.

In addition, we were contingently liable for guarantees related to our own performance totaling $183 million at March 31, 2012 and $154 million at December 31, 2011. These include letters of credit related to dairy commodity purchases and other letters of credit.

Guarantees do not have, and we do not expect them to have, a material effect on our liquidity.

Aggregate Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2011. Amounts in the table do not reflect the $10 billion of debt we expect to incur in connection with the Spin-Off described under “—Liquidity and Capital Resources,” and the allocation of certain net liabilities between Kraft ParentCo and us described under “Unaudited Pro Forma Combined Financial Statements.”

	Payments Due
	Total	2012	2013-14	2015-16	2017 and Thereafter
	(in millions)
Capital leases(1)	$46	$10	$10	$8	$18
Operating leases(2)	503	118	175	93	117
Purchase obligations(3):
Inventory and production costs	3,144	2,791	348	5	—
Other	303	153	150	—	—

	3,447	2,944	498	5	—
Other long-term liabilities(4)	13	1	10	2	—

	$4,009	$3,073	$693	$108	$135

(1)	Amounts represent the expected cash payments of our capital leases, which includes interest expenses.
(2)	Operating leases represent the minimum rental commitments under non-cancelable operating leases.
(3)

Purchase obligations for inventory and production costs (such as raw materials, indirect materials and supplies, packaging, co-manufacturing arrangements, storage and distribution) are commitments for projected needs to be utilized in the normal course of business. Other purchase obligations include commitments for marketing, advertising, capital expenditures, information technology and professional services. Arrangements are considered purchase obligations if a contract specifies all significant terms, including fixed or minimum quantities to be purchased, a pricing structure and approximate timing of the transaction. Most arrangements are cancelable without a significant penalty and with short notice (usually 30 days). Any amounts reflected on the combined balance sheet as accounts payable and accrued liabilities are excluded from the table above.
(4)	The following long-term liabilities included on the combined balance sheet are excluded from the table above: accrued pension costs, income taxes, insurance accruals and other accruals. We are unable to reliably estimate the timing of the payments (or contributions beyond 2012, in the case of accrued pension costs) for these items. Based on current tax law and minimum funding requirements, we estimate that pension contributions to our Canadian Pension Plans would be approximately $39 million in 2012. We also expect that our net pension cost will increase to approximately $20 million in 2012. As of December 31, 2011, our total liability for income taxes, including uncertain tax positions and associated accrued interest and penalties, was $339 million. We estimate that approximately $127 million will be paid in the next 12 months. We are not able to reasonably estimate the timing of future cash flows related to accrued tax liabilities beyond 12 months due to uncertainties in the timing and outcomes of current and future tax audits.

Non-GAAP Financial Measures

We use certain non-GAAP financial measures to budget, make operating and strategic decisions and evaluate our performance. We have disclosed the following measures so that you have the same financial data that we use to assist you in making comparisons to our historical operating results and analyzing our underlying performance.

We believe that the presentation of these non-GAAP financial measures, when considered together with our U.S. GAAP financial measures and the reconciliations to the corresponding U.S. GAAP financial measures, provides you with a more complete understanding of the factors and trends affecting our business than could be obtained absent these disclosures. Because non-GAAP financial measures may vary among companies, the non-GAAP financial measures presented in this Information Statement may not be comparable to similarly titled measures used by other companies. Our use of non-GAAP financial measures is not meant to be considered in isolation or as a substitute for any U.S. GAAP financial measure. A limitation of the non-GAAP financial measures is that they exclude items detailed below which have an impact on our U.S. GAAP reported results. The best way this limitation can be addressed is by evaluating our non-GAAP financial measures in combination with our U.S. GAAP reported results and carefully evaluating the following tables which reconcile U.S. GAAP reported figures to the non-GAAP financial measures.

Organic Net Revenues

We use the non-GAAP financial measure “organic net revenues” and corresponding growth measures. The difference between “organic net revenues” and “net revenues” (the most comparable U.S. GAAP financial measure) is that organic net revenues exclude the impact of divestitures (including for reporting purposes the Starbucks CPG business), the impact of the 53rd week of shipments in 2011 and currency. We believe that organic net revenues better reflect the underlying growth from the ongoing activities of our business and provide improved comparability of results.

	For the Three Months Ended March 31,
	2012	2011	$ Change	% Change
	(in millions)

Organic net revenues	$4,459	$4,314	$145	3.4%
Impact of the Starbucks CPG business cessation	—	91	(91)	(2.1	)pp
Impact of foreign currency	(6)	—	(6)	(0.2	)pp

Net revenues	$4,453	$4,405	$48	1.1%

	For the Years Ended December 31,
	2011	2010	$ Change	% Change
	(in millions)
Organic net revenues	$18,247	$17,250	$997	5.8%
Impact of divestitures(1)	92	547	(455)	(2.8	)pp
Impact of the 53rd week of shipments	225	—	225	1.3	pp
Impact of foreign currency	91	—	91	0.5	pp

Net revenues	$18,655	$17,797	$858	4.8%

	For the Years Ended December 31,
	2010	2009	$ Change	% Change
	(in millions)
Organic net revenues	$17,589	$17,248	$341	2.0%
Impact of divestitures(2)	14	30	(16)	(0.1	)pp
Impact of foreign currency	194	—	194	1.1	pp

Net revenues	$17,797	$17,278	$519	3.0%

(1)	Impact of divestitures includes for reporting purposes the Starbucks CPG business.
(2)	The Starbucks CPG business net revenues were included in 2009 and 2010 within our organic net revenues.

Underlying Operating Income

We use the non-GAAP financial measure “underlying operating income” and corresponding growth measures. The difference between “underlying operating income” and “operating income” (the most comparable U.S. GAAP financial measure) is that underlying operating income excludes 2012-2014 Restructuring Program costs and any allocated Spin-Off Costs that may be allocated to us in 2012. We believe that underlying operating income provides improved comparability of operating results.

	For the Three Months Ended March 31,
	2012	2011	$ Change	% Change
	(in millions)
Underlying operating income	$788	$760	$28	3.7%
2012-2014 Restructuring Program costs	(55)	—	(55)	(7.3	)pp

Operating income	$733	$760	$(27)	(3.6)%

Adjusted Free Cash Flow

We use the non-GAAP financial measure “adjusted free cash flow.” The difference between “adjusted free cash flow” and “net cash provided by operating activities” (the most comparable U.S. GAAP financial measure) is that adjusted free cash flow includes the impact of capital expenditures and in 2010, excludes the impact of taxes paid on the divestiture of our Frozen Pizza business. We use adjusted free cash flow as our primary cash flow metric as it represents controllable cash flows from operations.

	For the Years Ended December 31,
	2011	2010	2009
	(in millions)
Adjusted free cash flow	$2,263	$1,556	$2,504
Capital expenditures	401	448	513
Taxes paid on the Frozen Pizza divestiture	—	(1,176)	—

Net cash provided by operating activities	$2,664	$828	$3,017

Quantitative and Qualitative Disclosures about Market Risk

As we operate primarily in North America but source our commodities on global markets and periodically enter into financing or other arrangements abroad, we use financial instruments to manage commodity price, foreign currency exchange rate and interest rate risks. We monitor and manage these exposures as part of our overall risk management program. Our risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on our operating results. We maintain commodity price, foreign currency and interest rate risk management policies that principally use derivative instruments to reduce significant, unanticipated earnings fluctuations that may arise from volatility in commodity prices, foreign currency exchange rates and interest rates. We also sell commodity futures to unprice future purchase commitments, and we occasionally use related futures to cross-hedge a commodity exposure. We are not a party to leveraged derivatives and, by policy, do not use financial instruments for speculative purposes. See Note 2, “Summary of Significant Accounting Policies,” to our audited combined financial statements as of December 31, 2011 and 2010 and for each of the three years ended December 31, 2011 and our “Financial Instruments” notes to our historical combined financial statements for further details of our commodity price, foreign currency and interest rate risk management policies and the types of derivative instruments we use to hedge those exposures.

Value at Risk

We use a value at risk, or “VAR,” computation to estimate: 1) the potential one-day loss in pre-tax earnings of our commodity price and foreign currency-sensitive derivative financial instruments; and 2) the potential one-day loss in the fair value of our interest rate-sensitive financial instruments. We include our commodity futures, forwards and options, foreign currency forwards and interest rate swaps in our VAR computation. Excluded from the computation were anticipated transactions and foreign currency trade payables and receivables which the financial instruments are intended to hedge.

We made the VAR estimates assuming normal market conditions, using a 95% confidence interval. We used a “variance / co-variance” model to determine the observed interrelationships between movements in interest rates and various currencies. These interrelationships were determined by observing interest rate and forward currency rate movements over the prior quarter for the calculation of VAR amounts at December 31, 2011 and 2010, and over each of the four prior quarters for the calculation of average VAR amounts during each year. The values of commodity options do not change on a one-to-one basis with the underlying currency or commodity, and were valued accordingly in the VAR computation.

As of December 31, 2011, the estimated potential one-day loss in pre-tax earnings from our commodity and foreign currency instruments and the estimated potential one-day loss in fair value of our interest rate-sensitive instruments, as calculated in the VAR model, were:

	Pre-Tax Earnings Impact				Fair Value Impact
	At 12/31/11	Average	High	Low	At 12/31/11	Average	High	Low
	(in millions)
Instruments sensitive to:
Commodity prices	$14	$17	$20	$13
Foreign currency rates	1	2	2	1
Interest rates					$9	$2	$9	$—

	Pre-Tax Earnings Impact				Fair Value Impact
	At 12/31/10	Average	High	Low	At 12/31/10	Average	High	Low
		(in millions)
Instruments sensitive to:
Commodity prices	$17	$11	$17	$4
Foreign currency rates	2	1	2	1
Interest rates					$—	$—	$—	$—

This VAR computation is a risk analysis tool designed to statistically estimate the maximum probable daily loss from adverse movements in commodity prices, foreign currency rates and interest rates under normal market conditions. The computation does not represent actual losses in fair value or earnings to be incurred, nor does it consider the effect of favorable changes in market rates. We cannot predict actual future movements in such market rates and do not present these VAR results to be indicative of future movements in such market rates or to be representative of any actual impact that future changes in market rates may have on our future financial results.

BUSINESS

Overview

Kraft Foods Group operates one of the most admired food and beverage businesses in North America. Upon our Spin-Off from Kraft ParentCo, we will be one of the largest consumer packaged food and beverage companies in North America and one of the largest worldwide among publicly traded consumer packaged food and beverage companies, based on our 2011 combined net revenues of $18.7 billion. We manufacture and market food and beverage products, including convenient meals, refreshment beverages and coffee, cheese and other grocery products, primarily in the United States and Canada, under a host of iconic brands. Our product categories span breakfast, lunch and dinner meal occasions, both at home and in foodservice locations.

Our diverse brand portfolio consists of many of the most popular food brands in North America, including three brands with annual net revenues exceeding $1 billion each – Kraft cheeses, dinners and dressings; Oscar Mayer meats; and Maxwell House coffees – plus over 20 brands with annual net revenues of between $100 million and $1 billion each. In the United States, based on dollar share in 2011, we hold the number one branded share position in a majority of our 50 product categories, as well as in 18 of our top 20 product categories. These 18 product categories contributed approximately 75% of our 2011 U.S. retail net revenues. We hold the number two branded share position in the other two product categories.

As a result of our superior brands, quality, innovation and marketing capabilities, as well as our ongoing focus on productivity and operating efficiency, we believe we have achieved category-leading profit margins in almost all of our key product categories. Our business has generated significant cash flow, which we believe will allow us to continue to invest in the development and continual rejuvenation of our brands and return value to our shareholders. Our goal as an independent public company is to deliver superior operating income, strong cash flows and a highly competitive dividend payout while driving revenue growth in our key product categories.

Competitive Strengths

We believe the following competitive strengths support our leading positions in the categories we serve:

Superior Brand Portfolio

Our brand portfolio represents one of the strongest collections of consumer brands in the food and beverage industry. Our brands are among the most popular in North America and, according to the Nielsen Company, were enjoyed in 98% of households in the United States and Canada in 2011. Our core brands have been built through years – and in many cases decades – of significant investment in product innovation, advertising and promotion, and reflect a deep commitment to product quality. We believe that our remarkable stable of brands provides a foundation for us to maintain our category leadership positions and to drive profitability.

Significant Scale in North America

The North American food and beverage market is highly profitable, but is relatively mature and characterized by moderate growth in most categories. We believe that this environment favors competitors with the scale to drive operating efficiency and productivity. After the Spin-Off, we will be one of the largest consumer packaged food and beverage companies in North America based on our combined net revenues in 2011. Our significant scale in North America enables us to effectively serve our customers while keeping costs low and enhancing our margins. For example, we leverage our scale in distribution and our status as one of the largest buyers of food-related raw and packaging materials to drive efficiency and control costs. In addition, our scale across product categories helps to strengthen our relationships with our customers by allowing us to provide them with a diverse array of leading brands, as well as customized sales support to market those brands in their stores.

Diverse Category Profile

We offer food and beverage products across an extensive array of grocery categories. Our wide variety of products includes coffee, lunch meats, cream cheese, salad dressings, macaroni & cheese and refrigerated desserts. In 2011, our products covered 50 categories, with no single category accounting for more than 10% of our combined net revenues.

Our grocery categories provide some insulation against soft economic conditions, while the diversity of our categories protects us against weakness in any individual category. As a result, our category profile helps us generate stable cash flow.

Reputation for High Quality Products

We have a strong reputation for offering high quality products. This reputation, coupled with our strong brand positions, enables us to offer our products at a premium price relative to competitor products, and to capture high market shares across most of our categories. We are focused on producing high quality products and continuously monitor consumer preferences for our brands to ensure we deliver superior quality and value. Through our rigorous quality and product development process, we continually seek to improve our products and packaging to appeal to our consumers’ evolving preferences with respect to taste, texture, appearance, convenience and health and wellness benefits.

Strong Innovation Culture and Pipeline

We nurture the growth of our brands by developing new and innovative products and product line extensions that appeal to consumers. We have invested significantly, and expect to continue to invest significantly, in food and beverage product development, focusing on core and next generation technologies, products and platforms that address consumer needs. Our investments in developing and marketing new products have been significant drivers of our category leadership. In 2011, new products introduced in the last three years represented approximately 10% of our combined net revenues. New product platforms that we have recently launched include MiO (a liquid beverage enhancer) and Velveeta Skillets meal kits, and new product line extensions include Oscar Mayer Lunchables with fruit, Kraft shredded cheese with a Touch of Philadelphia and Jell-O Temptations.

Deep Consumer Knowledge

Understanding consumer needs and trends is essential to driving revenue growth in our key product categories. We have developed proprietary tools and work with third-party vendors, such as the Nielsen Company, to capture and analyze consumer buying patterns and category trends. We use our deep consumer insights to develop targeted marketing programs and merchandising activities that maximize return on investment, better predict the impact of pricing actions and trade incentives on volume, understand and anticipate long-term consumer trends and determine the best allocation of our resources for new product development and capital deployment.

Long-Standing Relationships with Major Retailers

We have long-standing relationships with all the major food retailers in North America, including grocery stores, such as Kroger, Supervalu and Loblaw; mass merchants, such as Wal-Mart and Target; and warehouse clubs, such as Sam’s Club. We also have long-standing relationships with retailers in other channels, including dollar/value, convenience and drug stores.

Due to our brand leadership positions, investments in market research, dedicated category business development teams and range of products, we are able to work closely with our customers to develop mutually beneficial marketing.

Experienced Management Team

Our senior management team has substantial experience in managing large businesses, primarily in consumer products, and related operational, financial and sales and marketing experience. For example, our Executive Chairman, John Cahill, has over 20 years of experience in the food and beverage industry and has held a number of senior positions with The Pepsi Bottling Group, Inc., including Executive Chairman and Chairman and Chief Executive Officer. W. Anthony Vernon, who will be our Chief Executive Officer following the Spin-Off, led a number of Johnson & Johnson’s largest franchises during his 23-year career there and currently leads Kraft ParentCo’s business in North America. In addition, our senior management has a long history with Kraft ParentCo and us. Combined, our top 13 senior executives have over 160 years of service at Kraft ParentCo or its predecessor companies. They have a track record of strong operating performance, recognizing and capitalizing on attractive opportunities in the categories and markets we serve and driving operating efficiencies.

Goals and Strategies

Over the last several years, we have made significant investments in product quality, marketing and innovation behind our iconic North American brands and have implemented a series of cost saving initiatives to drive margin improvement and fund brand investments.

The Spin-Off will provide the North American Grocery Business the opportunity to achieve greater operational focus and drive our return on investment. Sales will be primarily driven by a “center of the store” warehouse distribution model, allowing us to streamline our organization, processes and systems to a single model.

Our goals are to drive profitable revenue growth in the categories in which we compete and leverage category-leading profit margins to deliver strong free cash flow and a highly competitive dividend payout. To achieve these goals, we will take the following actions:

Build on Leading Market Positions

We have one of the strongest portfolios of food and beverage brands in North America, and we believe that building on our leading market positions is essential to our success. Therefore, we will invest in our most attractive growth opportunities by disproportionately allocating our marketing and product development resources to those brands that we believe have a distinct competitive advantage and brand position.

Maintain a Sharp Focus on Cost Structure and Superior Execution

We will strive to achieve optimal levels of efficiency and effectiveness by streamlining and simplifying our supply chain operations, as well as by reducing overhead costs.

We will continue to implement Lean Six Sigma principles in our manufacturing, warehousing and transportation organizations. In addition, we announced a reorganization in the first quarter of 2012, which included realigning our U.S. sales organization, consolidating U.S. management centers and streamlining our corporate and business unit organizations.

We believe that our focus on productivity and lower cost structures will create favorable operating leverage as volumes increase, and that the gains from favorable operating leverage will both continue to fund higher investments in our brands and expand our profit margins.

Invest in Employee and Organization Excellence

We will focus on attracting and hiring the best talent available, particularly to strengthen our sales, marketing and innovation capabilities. We will attract and retain our talent by offering attractive and fulfilling career paths and by investing in employee training and development programs to develop outstanding leaders.

Our Products and Reportable Segments

We manufacture and sell food and beverage products in 50 categories, with our top 20 product categories accounting for approximately 85% of our U.S. retail net revenues in 2011. We report our operating results through five reportable segments:

•	U.S. Beverages, which primarily manufactures packaged juice drinks, powdered beverages and coffee;

•	U.S. Cheese, which primarily manufactures processed, natural and cream cheeses;

•	U.S. Convenient Meals, which primarily manufactures processed meats and lunch combinations;

•	U.S. Grocery, which primarily manufactures spoonable and pourable dressings, condiments, desserts, packaged dinners and snack nuts; and

•

Canada & N.A. Foodservice, which sells products across the Grocery Business Lines and is composed of our Canadian and Puerto Rico grocery operations, our North American grocery-related foodservice operations and the North American Grocery Export Business.

The following table presents the relative percentages of total segment operating income attributable to each reportable segment for the three months ended March 31, 2012 and each of the last three fiscal years. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our “Segment Reporting” notes to our historical combined financial statements for information regarding net revenues and total assets by reportable segment.

	Relative Percentages of Segment Operating Income
	For the Three Months	For the Years Ended December 31,
	Ended March 31, 2012	2011	2010	2009
U.S. Beverages	12%	14%	18%	17%
U.S. Cheese	21%	20%	19%	22%
U.S. Convenient Meals	12%	10%	9%	8%
U.S. Grocery	43%	41%	39%	40%
Canada & N.A. Foodservice	12%	15%	15%	13%

Cheese products in our U.S. Cheese segment contributed 20% of our combined net revenues in each of 2011 and 2010 and 21% of our combined net revenues in 2009. Meat products in our U.S. Convenient Meals segment, including lunch meats, hot dogs and bacon, contributed 13% of our combined net revenues in 2011, 2010 and 2009.

U.S. Beverages

Our U.S. Beverages segment had net revenues of $3.028 billion and contributed 16% of our combined net revenues in 2011, and had net revenues of $712 million and contributed 16% of our combined net revenues for the three months ended March 31, 2012. This segment primarily manufactures refreshment beverages, including Capri Sun (under license) and Kool-Aid packaged juice drinks, Kool-Aid, Crystal Light and Country Time powdered beverages and MiO liquid concentrate, and coffee products, including Maxwell House, Gevalia and Yuban coffees, Maxwell House International beverage mixers and Tassimo (under license) hot beverage system.

U.S. Cheese

Our U.S. Cheese segment had net revenues of $3.832 billion and contributed 20% of our combined net revenues in 2011, and had net revenues of $938 million and contributed 21% of our combined net revenues for the three months ended March 31, 2012. This segment primarily manufactures processed cheese, including Velveeta and Cheez Whiz processed cheeses, Kraft and Deli Deluxe processed cheese slices, Kraft grated cheeses and Polly-O and Athenos hummus and cheeses; natural cheese, including Kraft and Cracker Barrel natural cheeses; and cream cheese, including Philadelphia cream cheese and cooking creme.

U.S. Convenient Meals

Our U.S. Convenient Meals segment had net revenues of $3.337 billion and contributed 18% of our combined net revenues in 2011, and had net revenues of $809 million and contributed 18% of our combined net revenues for the three months ended March 31, 2012. This segment’s principal brands and products include Oscar Mayer lunch meats, hot dogs and bacon, Lunchables lunch combinations, Boca soy-based meat alternatives and Claussen pickles.

U.S. Grocery

Our U.S. Grocery segment had net revenues of $4.593 billion and contributed 25% of our combined net revenues in 2011, and had net revenues of $1.089 billion and contributed 25% of our combined net revenues for the three months ended March 31, 2012. This segment’s principal brands and products include Kraft and Kraft Deluxe macaroni & cheese dinners, Planters nuts, trail mixes and peanut butter, Corn Nuts corn snacks, Jell-O dry packaged desserts and refrigerated gelatin and pudding snacks, Cool Whip whipped topping, Jet-Puffed marshmallows, Baker’s chocolate and baking ingredients, Kraft and Miracle Whip spoonable dressings, Kraft and Good Seasons salad dressings, A.1. steak sauce, Kraft and Bull’s-Eye barbecue sauces, Grey Poupon premium mustards, Shake N’ Bake coatings, Stove Top stuffing mix, Taco Bell Home Originals (under license) meal kits, Velveeta shells and cheese dinners and Velveeta Skillets meal kits.

Canada & N.A. Foodservice

Our Canada & N.A. Foodservice segment had net revenues of $3.865 billion and contributed 21% of our combined net revenues in 2011, and had net revenues of $905 million and contributed 20% of our combined net revenues for the three months ended March 31, 2012. This segment sells products and brands across the Grocery Business Lines, spanning all of our other segments, and is composed of our Canadian and Puerto Rico grocery operations, our North American grocery-related foodservice operations and the North American Grocery Export Business.

•

Canadian grocery offerings include Nabob coffee and Kraft peanut butter, as well as a range of products in the Grocery Business Lines bearing brand names similar to those marketed in the United States.

•	Puerto Rico grocery offerings include products and brands from all of our other segments, except for powdered and liquid concentrate beverages, such as Crystal Light, Kool-Aid and MiO.

•

The North American foodservice business sells primarily branded products in the Grocery Business Lines, including Maxwell House coffee, A.1. steak sauce and a broad array of Kraft sauces, dressings and cheeses, and serves the needs of restaurants and other foodservice operations.

•

The North American Grocery Export Business products and brands span all of the Grocery Business Lines, except for (i) Tang powdered beverages, MiO liquid concentrate beverages and Philadelphia cream cheese in a number of jurisdictions and (ii) certain branded products, such as Kool-Aid packaged juice drinks and powdered beverages, Miracle Whip spoonable dressings and Kraft mayonnaise, that Kraft ParentCo will market and sell in a limited number of countries outside of the United States and Canada.

Customers

We sell our products primarily to supermarket chains, wholesalers, supercenters, club stores, mass merchandisers, distributors, convenience stores, drug stores, gasoline stations, value stores and other retail food outlets in the United States and Canada.

Our five largest customers accounted for approximately 41% of our combined net revenues in 2011, while our ten largest customers accounted for approximately 53%. One of our customers, Wal-Mart Stores, Inc., accounted for approximately 24% of our combined net revenues in 2011.

Sales

Our sales force has consistently been rated as one of the leading sales forces in customer and industry surveys. Our direct customer teams call on the headquarter operations of our customers and manage our customer relationships. These teams collaborate with customers on developing strategies for new item introduction, category and assortment management, shopper insights, shopper marketing, trade and promotional planning and strategic retail pricing solutions. We have a dedicated headquarter customer team covering all of our product lines for many of our largest customers, and we pool resources across our product lines to provide competitive support to regional retailers. As a leader in the industry, and in many of the categories in which we compete, we also provide many of our retail partners with strategic advice regarding product categories.

Our breadth of product lines and scale throughout the retail environment are supported by two leading sales agencies within our customers’ stores. Acosta Sales & Marketing supports our grocery and mass channel customers, while CROSSMARK supports our convenience store retail partners. Both Acosta and CROSSMARK are extensions of our direct customer teams and are managed by our sales leadership. Both sales agencies provide in-store support of product placement, distribution and promotional execution. We believe our agency relationships will complement our headquarter customer teams and allow us to provide top-tier customer support.

We also utilize sales agencies, distributors or other similar arrangements to sell our products in Puerto Rico and in markets outside of the United States and Canada.

Marketing and Advertising

We support our brands with strong marketing and advertising campaigns and invest heavily in consumer promotions to stimulate demand for our products. We work with third-party vendors, such as the Nielsen Company, to capture and analyze consumer buying patterns and product trends, and we use our deep consumer knowledge to develop targeted marketing programs and merchandising activities. As one of the largest food and beverage advertisers in North America, we leverage our large marketing budget and brand portfolio to negotiate attractive prices and terms for advertising campaigns and to pursue national multi-brand marketing campaigns.

Raw Materials and Packaging

We use large quantities of commodities, including dairy products, coffee beans, meat products, wheat, corn products, soybean and vegetable oils, nuts and sugar and other sweeteners, to manufacture our products. In addition, we use significant quantities of resins and cardboard to package our products and natural gas to operate our factories and warehouses. For commodity inputs that we use across many of our product categories, such as corrugated paper and energy, we coordinate sourcing requirements and centralize procurement to leverage our scale. In addition, some of our product lines and brands separately source raw materials that are specific to their operations, such as the peanuts requirements of Planters.

We purchase from numerous sources, from large, international producers to smaller, local independent sellers. We have preferred purchaser status and/or have developed strategic partnerships with many of our suppliers, and consequently enjoy favorable pricing and dependable supply for many of our inputs. The prices of raw materials and agricultural materials that we use in our products are affected by external factors such as global competition for resources, currency fluctuations, severe weather or global climate change, consumer or industrial demand and changes in governmental regulation and trade, alternative energy and agricultural programs.

The most significant cost component of our cheese products are dairy commodities, including milk and cheese. We purchase our dairy raw material requirements from independent third parties such as agricultural cooperatives and independent processors. Market supply and demand, as well as government programs, substantially influence the prices for milk and other dairy products. The most significant cost component of our coffee products is green coffee beans, which we purchase on world markets. Quality and availability of supply, changes in the value of the U.S. dollar in relation to certain other currencies and consumer demand for coffee products impact coffee bean prices. Significant cost components in our meat business include pork, beef and poultry, which we purchase on domestic markets. Livestock feed costs and the global demand for U.S. meats influence the prices of these meat products. Other significant cost components in our grocery products are grains, including wheat, sugar and soybean oil.

Our risk management groups, each of which focuses on particular commodities, work with our procurement teams to continuously monitor worldwide supply and cost trends so we can act quickly to obtain ingredients and packaging needed for production on favorable terms. Although the prices of our principal raw materials can be expected to fluctuate, we believe there will be an adequate supply of the raw materials we use and that they are generally available from numerous sources. Our risk management groups use a range of hedging techniques to limit the impact of price fluctuations in our principal raw materials. However, we do not fully hedge against changes in commodity prices, and our hedging strategies may not protect us from increases in specific raw material costs. We closely monitor any exposure we have to increased input costs so that we can quickly adjust our pricing to offset any higher costs.

Manufacturing and Processing

We manufacture our products in our network of manufacturing and processing facilities located throughout North America. As of December 31, 2011, we operated 37 manufacturing and processing facilities in the United States and three in Canada. We own all 40 of these facilities.

While some of our plants are dedicated to the production of specific products or brands – our Madison, Wisconsin plant, for example, manufactures only Oscar Mayer products – other plants can accommodate multiple product lines. We manufacture our U.S. Beverages products in five locations, our U.S. Cheese products in 12 locations, our U.S. Convenient Meals products in eight locations and our U.S. Grocery products in 12 locations. In many cases, our facilities are strategically located close to major supply sources. In managing our network of manufacturing and processing facilities, we focus on eliminating excess capacity through consolidation, harmonizing production practices and safety procedures and pursuing productivity opportunities that cut across multiple divisions and product lines. We maintain all of our manufacturing and processing facilities in good condition and believe they are suitable and adequate for our present needs.

From time to time, we strategically enter into co-manufacturing arrangements with third parties if we determine it is advantageous to outsource the production of any of our products. For example, we may outsource production of a new product before it reaches sufficient scale to be manufactured in our operated facilities.

Distribution

We distribute our products through our network of 44 owned and leased distribution centers, satellite warehouses and depots. As of December 31, 2011, we operated 40 distribution centers, satellite warehouses and depots in the United States and four in Canada. We own three and lease 41 of these distribution centers, satellite warehouses and depots. In addition, third-party logistics providers perform storage and distribution services for us to support our distribution network.

We rely on common carriers and our private fleet to transport our products from our manufacturing and processing facilities to our distribution facilities. Our distribution facilities generally accommodate all of our product lines from each of our segments and have the capacity to store refrigerated, dry and frozen goods. We assemble customer orders for multiple products at the distribution facilities and deliver them by common carrier or our private fleet to our customers’ warehouses. This allows us to efficiently sell full truckloads to both our large and small customers. We focus on optimizing the number and location of our distribution facilities to minimize both transportation and facility maintenance costs, while meeting our customers’ needs and providing them with desired stock levels and delivery times. We maintain all of our distribution facilities in good condition and believe they have sufficient capacity to meet our present distribution needs.

Competition

We face competition in all aspects of our business. Competitors include large national and international companies and numerous local and regional companies. We also compete with generic products and retailer brands, wholesalers and cooperatives. We compete primarily on the basis of product quality and innovation, brand recognition and loyalty, service, effectiveness of marketing, advertising and other promotional activity, the ability to identify and satisfy consumer preferences and price. Improving our market position or introducing a new product requires substantial advertising and promotional expenditures.

Trademarks and Intellectual Property

Our trademarks are material to our business and are among our most valuable assets. Some of our most significant trademarks include Kraft, Kool-Aid, Crystal Light, MiO, Cracker Barrel, Velveeta, Cheez Whiz, Oscar Mayer, Lunchables, Planters, Jell-O, Cool Whip, Miracle Whip, A.1., Grey Poupon, Shake N’ Bake, Baker’s and Stove Top. We own the rights to these trademarks in the United States, Canada and many other countries throughout the world. In addition, we own the trademark rights to

Philadelphia in the United States, Canada and the Caribbean, and to Maxwell House and Gevalia throughout North America and Latin America. We protect our trademarks by registration or otherwise in the United States, Canada and other markets. Trademark protection continues in some countries for as long as the mark is used and in other countries for as long as it is registered. Registrations generally are for renewable, fixed terms. From time to time, we grant third parties licenses to use one or more of our trademarks in particular locations. Similarly, as of March 31, 2012, we sell some products under brands we license from third parties, including:

•	Capri Sun packaged juice drinks for sale in the United States and Canada; and

•	Taco Bell Home Originals Mexican-style food products for sale in U.S. grocery stores.

Following the Spin-Off, we will grant Kraft ParentCo licenses to use some of our trademarks in particular locations outside of the United States and Canada and will sell some products under brands we license from Kraft ParentCo. See “Certain Relationships and Related Party Transactions—Agreements with Kraft ParentCo” for more detail.

Additionally, we own numerous patents worldwide. We consider our portfolio of patents, patent applications, patent licenses under patents owned by third parties, proprietary trade secrets, technology, know-how processes and related intellectual property rights to be material to our operations. While our patent portfolio is material to our business, the loss of one patent or a group of related patents would not have a material adverse effect on our business. We either have been issued patents or have patent applications pending that relate to a number of current and potential products, including products licensed to others. Patents, issued or applied for, cover inventions ranging from basic packaging techniques to processes relating to specific products and to the products themselves. Our issued patents extend for varying periods according to the date of patent application filing or grant and the legal term of patents in the various countries where patent protection is obtained. The actual protection afforded by a patent, which can vary from country to country, depends upon the type of patent, the scope of its coverage as determined by the patent office or courts in the country, and the availability of legal remedies in the country.

Following the Spin-Off, we will grant Kraft ParentCo licenses to use some of our patents, and we will also license certain patents from Kraft ParentCo. See “Certain Relationships and Related Party Transactions—Agreements with Kraft ParentCo” for more detail.

Properties

Following the Spin-Off, our corporate headquarters will be located in Northfield, Illinois. Our headquarters are owned and will house our executive offices, our U.S. business units, except Oscar Mayer, and our administrative, finance and human resource functions. We maintain additional owned and leased offices in the United States and Canada.

We also operate 40 manufacturing and processing facilities, 44 distribution facilities and three technology centers. See “—Manufacturing and Processing,” “—Distribution” and “—Research and Development” for additional detail. We do not believe that any of these facilities are individually material to our business.

Research and Development

We pursue four main objectives in research and development:

•	growth through new products and line extensions,

•	uncompromising product safety and quality,

•	superior customer satisfaction, and

•	cost reduction.

Our research and development specialists have historically focused on both major product innovation and more modestly-scaled line extensions, such as the introduction of new flavors, colors or package designs for established products. We have approximately 810 food scientists, chemists and engineers, with teams dedicated to particular brands and products.

We maintain three key technology centers, each equipped with pilot plants and state-of-the-art instruments. We expended approximately $198 million on research and development activities in 2011, $185 million in 2010 and $194 million in 2009.

Seasonality

Overall sales of our products are fairly balanced throughout the year, although demand for certain products may be influenced by holidays, changes in seasons or other annual events.

Employees

We have approximately             employees, of whom approximately             are located in the United States and approximately             are located in Canada. We have hourly employees, some of whom are represented under contracts primarily with the United Food and Commercial Workers International Union and the International Brotherhood of Teamsters. These contracts expire at various times throughout the next several years. We believe that our relationships with employees and their representative organizations are generally good.

Regulation

Our U.S. food products and packaging materials are primarily regulated by the U.S. Food and Drug Administration or, for products containing meat and poultry, the U.S. Food Safety and Inspection Service of the U.S. Department of Agriculture. These agencies enact and enforce regulations relating to the manufacturing, distribution and labeling of food products. We supported the Food Safety Modernization Act, a 2011 law that provided additional food safety authority to the U.S. Food and Drug Administration. We do not expect the cost of complying with that law, and implementing regulations expected over the next two to three years, to be material.

In addition, various states regulate our U.S. operations by licensing plants, enforcing federal and state standards for selected food products, grading food products, inspecting plants and warehouses, regulating trade practices related to the sale of dairy products and imposing their own labeling requirements on food products.

Many of the food commodities we use in our U.S. operations are subject to governmental agricultural programs. These programs have substantial effects on prices and supplies and are subject to periodic U.S. Congressional and administrative review.

Our food operations in Canada are subject to local and national regulations similar to those applicable to our business in the United States.

Environmental Regulation

We are subject to various federal, provincial, state and local laws and regulations in the United States and Canada relating to the protection of the environment, including those governing discharges to air and water, the management and disposal of hazardous materials, the cleanup of contaminated sites and health and safety matters.

These laws and regulations include the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act and Superfund (the environmental program established in the Comprehensive Environmental Response, Compensation, and Liability Act to address abandoned hazardous waste sites), which imposes joint and severable liability on each potentially responsible party. We are not a party to any proceedings arising under these laws and regulations that we currently expect to have a material effect on our financial condition. As of March 31, 2012, we were involved in 65 active actions in the United States under the Superfund legislation (and other similar actions and legislation) related to our current operations and certain closed, inactive or divested operations for which we retain liability.

As of March 31, 2012, we accrued an immaterial amount for environmental remediation. Based on information currently available, we believe that the ultimate resolution of existing environmental remediation actions and our compliance in general with environmental laws and regulations will not have a material effect on our financial condition. However, it is difficult to predict with certainty the potential impact of future compliance efforts and environmental remedial actions and thus future costs associated with such matters may exceed current forecasts.

Legal Proceedings

We routinely are involved in legal proceedings, claims and governmental inspections or investigations, or “Legal Matters,” arising in the ordinary course of our business.

On March 1, 2011, Starbucks took control of the Starbucks CPG business in grocery stores and other channels. Starbucks did so without our authorization and in what we contend is a violation and breach of our license and supply agreement with Starbucks related to the Starbucks CPG business. The dispute is pending arbitration in Chicago, Illinois. We are seeking appropriate remedies, including payment of the fair market value of the supply and license agreement, plus the premium this agreement specifies, prejudgment interest under New York law and attorney’s fees. Starbucks has counterclaimed for damages. On April 2, 2012, Starbucks and we exchanged expert reports regarding alleged damages on our respective claims. While the arbitration proceedings are subject to confidentiality, Starbucks has now publicly disclosed that it seeks damages of up to $62.9 million, plus attorney’s fees. Starbucks also publicly stated that our expert valued the agreement at $1.9 billion and that applying the 35% premium and 9% interest provided for in the agreement, we would claim damages of up to $2.9 billion, plus attorney’s fees. We continue to believe those amounts were confidential. The arbitration proceeding is set to begin on July 11, 2012. If the final determination of this dispute is not made prior to the date of the Spin-Off, we will continue prosecuting and defending the dispute. We will direct any recovery we are awarded in the arbitration proceeding to Kraft ParentCo. Kraft ParentCo will reimburse us for any costs and expenses we incur in connection with the arbitration proceeding following the Spin-Off.

While we cannot predict with certainty the results of our dispute with Starbucks or any other Legal Matters in which we are currently involved or may in the future be involved, we do not expect that the ultimate costs to resolve any of the Legal Matters that are currently pending will have a material adverse effect on our financial condition.

Foreign Operations

We sell our products to consumers in the United States and Canada, and export our products to over 35 countries and territories. We generated approximately 12% of our 2011 and 2010 combined net revenues and 11% of our 2009 combined net revenues outside the United States, primarily in Canada. For additional information about our foreign operations, see our “Segment Reporting” notes to our historical combined financial statements included in this Information Statement.

MANAGEMENT

The following table presents information, as of             , 2012, concerning our directors and executive officers following the Spin-Off, including their respective business experience. We are in the process of identifying the individuals who will serve on our Board along with our Executive Chairman and our Chief Executive Officer following the Spin-Off. We expect to provide details about these individuals in an amendment to this Information Statement.

Name	Age	Position with Kraft Foods Group
John T. Cahill	55	Executive Chairman
W. Anthony Vernon	56	Chief Executive Officer and Director
Timothy R. McLevish	57	Executive Vice President and Chief Financial Officer
Dino J. Bianco	50	Executive Vice President and President, Canada
Charles W. Davis	55	Executive Vice President, Research, Development, Quality & Innovation
Adrienne D. Elsner	49	Executive Vice President and President, Beverages
Georges El-Zoghbi	45	Executive Vice President and President, Cheese and Dairy
Michael D. Hsu	47	Executive Vice President and Chief Commercial Officer
Diane Johnson May	53	Executive Vice President, Human Resources
Nicholas E. Meriggioli	48	Executive Vice President and President, Oscar Mayer
Michael Osanloo	46	Executive Vice President and President, Grocery
Sam B. Rovit	54	Executive Vice President, Strategy
Thomas H. Sampson	53	Executive Vice President, Business Transformation

Mr. Cahill will be our Executive Chairman. He joined Kraft ParentCo on January 2, 2012 as the Executive Chairman Designate, North American Grocery. Prior to that, he served as an Industrial Partner at Ripplewood Holdings LLC, a private equity firm, from 2008 to 2011. Mr. Cahill spent nine years with The Pepsi Bottling Group, Inc., a beverage manufacturing company, most recently as Chairman and Chief Executive Officer from 2003 to 2006 and Executive Chairman until 2007. Mr. Cahill previously spent nine years with PepsiCo, Inc., a food and beverage company, in a variety of leadership positions. He also serves on the Boards of Directors of Colgate-Palmolive Company and Legg Mason, Inc.

Mr. Vernon will be our Chief Executive Officer and a member of our Board. He currently serves as Kraft ParentCo’s Executive Vice President and President, Kraft Foods North America. Prior to joining Kraft ParentCo in August 2009, he was the Healthcare Industry Partner of Ripplewood Holdings LLC, a private equity firm, since 2006. Mr. Vernon spent 23 years with Johnson & Johnson, a pharmaceutical company, in a variety of leadership positions, most recently serving as Company Group Chairman of DePuy Inc., an orthopedics company and subsidiary of Johnson & Johnson, from 2004 to 2005. Mr. Vernon also serves on the Boards of Directors of Medivation, Inc. and NovaCare, Inc.

Mr. McLevish will be our Executive Vice President and Chief Financial Officer. He has been serving as Kraft ParentCo’s Executive Vice President since August 15, 2011, leading the Spin-Off planning. Mr. McLevish also served as Kraft ParentCo’s Executive Vice President and Chief Financial Officer from October 2007 to May 2011. Prior to that, Mr. McLevish served as Senior Vice President and Chief Financial Officer at Ingersoll-Rand Company Limited, an industrial company, since June 2002. Mr. McLevish also serves on the Board of Directors of Kennametal Inc.

Mr. Bianco will be our Executive Vice President and President, Canada. He has been serving as Kraft ParentCo’s President, Kraft Foods Canada since November 2005. He has also served in various marketing, sales and finance capacities at Kraft ParentCo, including Vice President of Marketing, Kraft Foods Canada from January 2002 to November 2005. He joined Kraft ParentCo in 1990.

Mr. Davis will be our Executive Vice President, Research, Development, Quality & Innovation. He has been serving as Kraft ParentCo’s Vice President, Research, Development & Quality, Kraft Foods Europe since 2007. Prior to that, Mr. Davis served as Kraft ParentCo’s Vice President, Research, Development & Quality, North American Convenient Meals Sector from 2004 to 2007. He joined Kraft ParentCo in 1984.

Ms. Elsner will be our Executive Vice President and President, Beverages. She has been serving as Kraft ParentCo’s President, Beverages since May 2010. She previously served as Vice President and President, Coffee, Kraft Foods Europe from 2007 to 2010, and as Vice President, Marketing Resources, Kraft Foods Europe from 2005 to 2007. Ms. Elsner joined Kraft ParentCo in 1992.

Mr. El-Zoghbi will be our Executive Vice President and President, Cheese and Dairy. He has been serving as Kraft ParentCo’s President, Cheese and Dairy since October 2009. Prior to that, he served as Kraft ParentCo’s Vice President and Area Director, Kraft Foods Australia & New Zealand from October 2007 to September 2009. Prior to joining Kraft ParentCo, Mr. El-Zoghbi served in various directorial and managerial capacities at Fonterra Co-operative Group, a multinational processor of dairy products, from July 1998 to September 2007.

Mr. Hsu will be our Executive Vice President and Chief Commercial Officer. He has been serving as Kraft ParentCo’s President, Sales and Customer Logistics since June 2010. Mr. Hsu joined Kraft ParentCo in March 2008 as President, Grocery. Prior to joining Kraft ParentCo, Mr. Hsu served as President of the USA Foodservice Division of H.J. Heinz Co., a global U.S.-based food company, from 2006 to 2008 and Vice President of the Frozen Foods Division of H.J. Heinz Co. from 2002 to 2006.

Ms. Johnson May will be our Executive Vice President, Human Resources. She has been serving as Kraft ParentCo’s Senior Vice President, Human Resources, Kraft Foods North America since September 2010. She joined Kraft ParentCo in 1980 and has served in various roles, including Vice President, Human Resources at various Kraft ParentCo units from December 2006 to September 2010 and Senior Director, Human Resources from 2002 to 2006.

Mr. Meriggioli will be our Executive Vice President and President, Oscar Mayer. He has been serving as Kraft ParentCo’s President, Oscar Mayer since January 2008. Prior to that, Mr. Meriggioli served as Kraft ParentCo’s Group Vice President and President, North American Convenient Meals Sector from March 2006 until January 2008 and as Senior Vice President and General Manager, Oscar Mayer from June 2002 to March 2006. He joined Kraft ParentCo in 1987.

Mr. Osanloo will be our Executive Vice President and President, Grocery. He has been serving as Kraft ParentCo’s President, Grocery since October 2010. Prior to that, Mr. Osanloo was Kraft ParentCo’s Executive Vice President, Strategy from April 2008 to September 2010. Prior to joining Kraft ParentCo, Mr. Osanloo served as Senior Vice President, Marketing at Harrah’s Entertainment, a provider of branded casino entertainment, from July 2005 to March 2008. Previously, he was a partner in the retail and consumer products practice at Bain & Co., a management consulting firm, from August 1996 to June 2005.

Mr. Rovit will be our Executive Vice President, Strategy. He has been serving as Kraft ParentCo’s Executive Vice President, Strategy since February 1, 2011. Prior to joining Kraft ParentCo, he served as a Director of Bain & Co., a management consulting firm, from January 2008 to January 2011 and from 1988 to June 2005. Mr. Rovit served as President, Chief Executive Officer and Director of Swift & Company, a meat processing company, from June 2005 to July 2007.

Mr. Sampson will be our Executive Vice President, Business Transformation. He has been serving as Kraft ParentCo’s Senior Vice President, Business Transformation since June 2011. Prior to that,

Mr. Sampson served in various sales, marketing and strategy capacities at various Kraft ParentCo units, including President, North America Foodservice from January 2005 until June 2011. He joined Kraft ParentCo in 1985.

We are also in the process of identifying the individuals who will serve as our Executive Vice President, Corporate and Legal Affairs and General Counsel and Executive Vice President, Integrated Supply Chain following the Spin-Off. We expect to provide details about these individuals in an amendment to this Information Statement.

Our Board of Directors Following the Spin-Off and Director Independence

Immediately following the Spin-Off, we expect that our Board will comprise              directors. The              rules require that our Board have a majority of independent directors. Immediately following the Distribution Date, our Board will have a majority of independent directors, and our Board committees will comprise only independent directors.

Committees of the Board

Effective upon the completion of the Spin-Off, our Board will have the following committees, each of which will operate under a written charter that will be posted on our Web site prior to the Spin-Off.

Audit Committee

The Audit Committee will be established in accordance with Section 3(a)(58)(A) and Rule 10A-3 under the Exchange Act. The responsibilities of our Audit Committee will be more fully described in our Audit Committee charter. Our Audit Committee, among other duties, will oversee:

•	the integrity of our financial statements, our accounting and financial reporting processes and our systems of internal control over financial reporting and safeguarding of our assets;

•	our compliance with legal and regulatory requirements;

•	our independent auditors’ qualifications, independence and performance;

•	the performance of our internal auditors and internal audit function;

•	our financial matters and strategy; and

•	our guidelines and policies with respect to risk assessment and risk management.

The Audit Committee will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of the             , Rule 10A under the Exchange Act and the Audit Committee charter. Each member of the Audit Committee will be financially literate and have accounting or related financial management expertise as such terms are interpreted by our Board in its business judgment. None of our Audit Committee members will simultaneously serve on more than two other public company audit committees unless our Board specifically determines that it would not impair the ability of an existing or prospective member to serve effectively on the Audit Committee. The initial members of the Audit Committee will be determined prior to the Spin-Off.

Compensation Committee

The responsibilities of our Compensation Committee will be more fully described in our Compensation Committee charter, and will include, among other duties:

•	assessing the appropriateness and competitiveness of our executive compensation programs, including our severance programs and executive retirement income design;

•

reviewing and approving our Chief Executive Officer’s goals and objectives, evaluating his performance in light of these goals and objectives and, based upon this evaluation, determining both the elements and amounts of his compensation, including perquisites;

•	reviewing management’s recommendations for, and approving the compensation of, our Chief Executive Officer’s executive direct reports;

•	determining annual incentive compensation, equity awards and other long-term incentive awards granted under our equity and long-term incentive plans to eligible participants;

•	reviewing our compensation policies and practices for employees as they relate to our risk management practices and risk-taking incentives;

•

overseeing the management development and succession planning process (including succession planning for emergencies) for our Chief Executive Officer and his executive direct reports and, as appropriate, evaluating potential candidates;

•	monitoring our policies, objectives and programs related to diversity and reviewing periodically our diversity performance in light of appropriate measures;

•	assessing the appropriateness of, and advising our Board regarding, the compensation of independent directors for service on our Board and its committees; and

•

reviewing and discussing with management the Compensation Discussion and Analysis included in our future public filings with the SEC and preparing and approving the committee’s annual report to shareholders for inclusion in our annual proxy statement.

The Compensation Committee will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of the              and the Compensation Committee charter. The members of the Compensation Committee will be “non-employee directors” (within the meaning of Rule 16b-3 of the Exchange Act) and “outside directors” (within the meaning of Section 162(m) of the Code). The initial members of the Compensation Committee will be determined prior to the Spin-Off.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee will consist entirely of independent directors who our Board determines to be independent within the meaning of the              listing standards. We do not anticipate that any of the Compensation Committee’s members will be:

•	a current or former officer or employee of Kraft Foods Group;

•

a participant in a “related person” transaction occurring after January 1, 2009 (for a description of our policy on related person transactions, see “Certain Relationships and Related Party Transactions—Policy and Procedures Governing Related Person Transactions”); or

•	an executive officer of another entity at which one of our executive officers serves on the board of directors.

Governance Committee

The responsibilities of our Governance Committee will be more fully described in our Governance Committee charter, and will include, among other duties:

•	identifying qualified individuals for Board membership consistent with criteria approved by our Board;

•	considering incumbent directors’ performance and suitability in determining whether to recommend that our Board nominate them for re-election;

•	making recommendations to our Board as to directors’ independence;

•	recommending to our Board the appropriate size, function, needs, structure and composition of our Board and its committees;

•	recommending to our Board directors to serve as members of each committee and candidates to fill committee vacancies;

•	monitoring directors’ compliance with our stock ownership guidelines;

•	advising our Board on corporate governance matters, including developing and recommending to our Board corporate governance guidelines; and

•	overseeing policies and programs related to social responsibility, corporate citizenship and public policy issues significant to us.

The Governance Committee will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of the              and the Governance Committee charter. The initial members of the Governance Committee will be determined prior to the Spin-Off.

Code of Ethics

Prior to the completion of the Spin-Off, we will adopt a written code of ethics that is designed to deter wrongdoing and to promote:

•	honest and ethical conduct;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the SEC and in our other public communications;

•	compliance with applicable laws, rules and regulations, including insider trading compliance; and

•	accountability for adherence to the code and prompt internal reporting of violations of the code, including illegal or unethical behavior regarding accounting or auditing practices.

A copy of our code of ethics will be posted on our Web site prior to the Spin-Off.

Director Nomination Process

Our initial Board will be selected through a process involving both Kraft ParentCo and us.

We will adopt corporate governance guidelines that will contain information concerning the responsibilities of the Governance Committee with respect to identifying and evaluating future director candidates.

The Governance Committee will evaluate future director candidates in accordance with the director membership criteria described in our corporate governance guidelines. The Governance Committee will evaluate a candidate’s qualifications to serve as a member of our Board based on the skills and characteristics of individual directors as well as the composition of our Board as a whole. In addition, the Governance Committee will evaluate a candidate’s professional skills and background, experience in relevant industries, age, diversity, geographic background and number of other directorships, along with qualities expected of all directors, including integrity, judgment, acumen and the time and ability to make a constructive contribution to our Board.

Communication with Non-Management Members of our Board of Directors

Information for shareholders and other parties interested in communicating with our Board or our independent directors, individually or as a group, will be posted on our Web site prior to the Spin-Off. Our corporate secretary will forward communications relating to matters within our Board’s purview to the independent directors; communications relating to matters within a board committee’s area of responsibility to the chair of the appropriate committee; and communications relating to ordinary business matters, such as suggestions, inquiries and consumer complaints, to the appropriate Kraft Foods Group executive or employee. Our corporate secretary will not forward solicitations, junk mail and obviously frivolous or inappropriate communications, but will make them available to any independent director who requests them.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Prior to the Spin-Off, we have been a wholly owned subsidiary of Kraft ParentCo, and therefore Kraft ParentCo’s senior management and the Human Resources and Compensation Committee of Kraft ParentCo’s Board, which we refer to in this Compensation Discussion and Analysis as “Kraft ParentCo’s Committee,” determined our historical compensation strategy. Since the information presented in the compensation tables of this Information Statement relates to the 2011 fiscal year, which ended on December 31, 2011, this Compensation Discussion and Analysis focuses primarily on Kraft ParentCo’s compensation programs and decisions with respect to 2011 and the processes for determining 2011 compensation while we were part of Kraft ParentCo. Specifically, in this Compensation Discussion and Analysis, we:

•	describe Kraft ParentCo’s goals for compensating our executive officers;

•

describe how Kraft ParentCo designed our compensation program and explain how executive compensation decisions reflect both Kraft ParentCo’s business performance and the individual performance goals for each of our Named Executive Officers listed below; and

•	explain the tables and other disclosures that follow.

In connection with the Spin-Off, our Board will form its own Compensation Committee. Following the Spin-Off, that committee will determine our executive compensation strategy.

This Compensation Discussion and Analysis presents historical compensation information for the following individuals, whom we refer to as our “Named Executive Officers;”

•	Irene Rosenfeld, who served as our Chief Executive Officer, or “CEO,” in 2011;

•	David Brearton, who served as our Chief Financial Officer since May 9, 2011;

•	Timothy McLevish, who served as our Chief Financial Officer until May 9, 2011; and

•	Sanjay Khosla, W. Anthony Vernon and Mary Beth West, our three other most highly compensated executive officers during 2011.

As described below, some of these officers will resign from their positions at Kraft Foods Group upon the completion of the Spin-Off. Prior to the Spin-Off, all of our Named Executive Officers served the same or similar role at both Kraft Foods Group and Kraft ParentCo. As a result, Kraft ParentCo determined our Named Executive Officers’ compensation under its compensation program.

Upon the completion of the Spin-Off, Irene Rosenfeld, our President and CEO, David Brearton, our Executive Vice President and Chief Financial Officer, Sanjay Khosla, our Executive Vice President, and Mary Beth West, our Executive Vice President and Chief Marketing Officer, will resign from their positions with Kraft Foods Group and continue to serve in their current roles at Kraft ParentCo. In addition, following the Spin-Off, Timothy McLevish, who is currently our Executive Vice President, will resign from his role at Kraft ParentCo and will be employed by us as our Executive Vice President and Chief Financial Officer, and W. Anthony Vernon, who is currently President, Kraft Foods North America, will resign from his role at Kraft ParentCo and will be employed by us as our new CEO. There will be other changes in our executive management team upon the completion of the Spin-Off. For further information regarding our executive management team following the Spin-Off, see “Management.”

Effective January 1, 2012, in connection with Mr. Vernon’s appointment as our CEO following the Spin-Off, Kraft ParentCo’s Committee approved changes to Mr. Vernon’s compensation to recognize his increased responsibilities of overseeing the Spin-Off and ensuring that we will be a successful independent company following the Spin-Off. Mr. Vernon’s salary was increased from $761,000 to $900,000, his Annual Cash Incentive Program target was increased from 90% to 100% of his base salary and his Long Term Incentive Plan, or “LTIP,” target (starting with the 2012–2014 LTIP cycle) was increased from 170% to 235% of his base salary. See “—Elements of Executive Compensation—Long-Term Incentives” for a description of the LTIP.

Effective January 2, 2012, John T. Cahill was designated our Executive Chairman and will continue to serve in this role following the Spin-Off. Kraft ParentCo’s Committee, in consultation with Ms. Rosenfeld, reviewed and approved Mr. Cahill’s compensation. In addition to historical information for 2011, this Compensation Discussion and Analysis describes the terms of Mr. Cahill’s employment arrangement. See “—Compensation for Executive Chairman.”

Anticipated Compensation Program Design Following the Spin-Off

Kraft Foods Group’s Compensation Committee has not yet been established and therefore has not established a specific set of objectives or principles for our executive compensation program. Prior to the Spin-Off, Kraft ParentCo’s Committee will make certain compensation decisions and take actions regarding our compensation philosophy, principles and program design and following the Spin-Off, Kraft Foods Group’s Compensation Committee will make additional compensation decisions and actions. It is anticipated that Kraft ParentCo’s Committee, and after the Spin-Off, our Compensation Committee, will establish objectives and principles similar to the objectives and principles that Kraft ParentCo maintained for its compensation program in 2011, as described in this Compensation Discussion and Analysis. However, our Compensation Committee will review the impact of our separation from Kraft ParentCo and all aspects of compensation and make appropriate adjustments to our compensation programs and practices.

Compensation for Executive Chairman

In December 2011, Kraft ParentCo and Kraft Foods Group entered into an employment arrangement with Mr. Cahill, who was designated our Executive Chairman effective January 2, 2012 and will continue to serve in this role after the Spin-Off.

The material terms of his compensation are summarized below:

Compensation Component	Target Value ($)
Annual Base Salary	750,000
Annual Cash Incentive Program (Target–100% of base salary)	750,000
Equity Grants	4,500,000
Comprised of:
Restricted Stock Units (75%)(1)	3,375,000
Stock Options (25%)(2)	1,125,000
Total Target Annual Compensation	6,000,000

(1)	100% of restricted stock units will vest on January 2, 2015.

(2)	33% of stock options will vest on January 2, 2013; 33% will vest on January 2, 2014; and 34% will vest on January 2, 2015.

In determining Mr. Cahill’s compensation, Kraft ParentCo’s Committee reviewed market data for similarly situated executive chairmen in large cap companies. Kraft ParentCo’s Committee awarded Mr. Cahill the mix of long-term incentives described above in order to provide Mr. Cahill with sufficient incentive to drive business results and provide him with the opportunity to meet Kraft ParentCo’s stock ownership guidelines. Mr. Cahill will be subject to stock ownership guidelines that require him to attain and then hold five times his base salary in Kraft ParentCo common stock, and following the Spin-Off, our common stock, within five years of his employment. He is also eligible for an annual executive car allowance and financial counseling allowance. In addition, he is eligible for a $125,000 annual allowance in lieu of relocation to cover housing and transportation expenses.

Executive Summary

In this section we highlight Kraft ParentCo’s 2011 performance and the key actions Kraft ParentCo’s Committee took to further align the interests of our Named Executive Officers with those of Kraft ParentCo’s shareholders. We also include a summary of Kraft ParentCo’s compensation governance highlights to provide a better understanding of Kraft ParentCo’s Committee’s pay decisions relative to company performance in 2011 and its most recently completed three-year (2009–2011) performance cycle.

2011 Performance. In 2011, Kraft ParentCo delivered superior financial performance including top-tier revenue growth and earnings results. Kraft ParentCo’s net revenues grew 10.5% while its Organic Net Revenue Growth was 6.6%. See “—Kraft ParentCo and Subsidiaries Reconciliation of GAAP to Non-GAAP Information” for a reconciliation of GAAP to the non-GAAP financial measure Organic Net Revenue Growth. Operating EPS was $2.29, an increase of 13.4%, driven primarily by operating gains, lower tax cost and favorable foreign currency. Each of Kraft ParentCo’s geographical units contributed to its strong performance. Strong operating gains, cost management and delivery on synergies resulting from Kraft ParentCo’s integration of Cadbury Limited, or “Cadbury,” which Kraft ParentCo acquired in 2010, all contributed to drive its strong profitability growth. Cash flow results were also strong for the second straight year. Kraft ParentCo’s Total Shareholder Return during 2011 was 22.7%, which significantly exceeded the median of its Performance Peer Group (10.2%).

In the midst of delivering strong operating performance, Kraft ParentCo announced the Spin-Off, which Kraft ParentCo’s Committee considered when evaluating our Named Executive Officers’ performance in 2011.

2011 Performance and Impact to Annual Cash Incentive Payouts. In early 2012, Kraft ParentCo’s Committee reviewed performance with respect to the 2011 Annual Cash Incentive Program objectives. Kraft ParentCo significantly exceeded its top line growth goal and was slightly below its aggressive profitability and cash flow goals. Kraft ParentCo’s 2011 performance, which drove Annual Cash Incentive Program payouts for our Named Executive Officers, is as follows:

•	Organic Net Revenue Growth—6.6%

•	Adjusted Operating Income—$7.1 billion

•	Free Cash Flow—$2.7 billion

See “—Kraft ParentCo and Subsidiaries Reconciliation of GAAP to Non-GAAP Information” for reconciliations of GAAP financial measures to the non-GAAP financial measures Organic Net Revenue Growth, Adjusted Operating Income and Free Cash Flow.

Based on these results, Kraft ParentCo’s overall Annual Cash Incentive Program rating for 2011 was 130% of target. See “—Elements of Executive Compensation—Annual Cash Incentive Program—2011

Business Unit Ratings” for more information about Kraft ParentCo’s results relative to targets. See “—Additional Information on Compensation Principles—Providing Competitive Pay—Composition and Purpose of the Performance Peer Group” for additional information regarding Kraft ParentCo’s Performance Peer Group.

2009–2011 Performance and Impact to LTIP Payouts. Overall, Kraft ParentCo delivered above target results during the three-year performance cycle from 2009 to 2011. Strong Operating EPS Growth and Cumulative Adjusted Free Cash Flow generation, combined with slightly below target Organic Net Revenue Growth results, significantly impacted the final payout. During this period, Kraft ParentCo’s Relative Total Shareholder Return outperformed the median of its Performance Peer Group.

Kraft ParentCo’s 2009–2011 performance that drove LTIP payouts for our eligible Named Executive Officers was as follows:

•	Organic Net Revenue Growth—3.9%

•	Operating EPS Growth—10.7%

•	Cumulative Adjusted Free Cash Flow—$10.2 billion

•

Annualized Relative Total Shareholder Return—Above Performance Peer Group median (Kraft ParentCo annualized Total Shareholder Return of 16.1% compared to 15.3% median for Kraft ParentCo’s Performance Peer Group)

Based on these results relative to target, Kraft ParentCo’s overall LTIP rating for the 2009–2011 performance cycle was 141% of target. See “—Elements of Executive Compensation—Long-Term Incentives—LTIP—Performance Shares (2009–2011 Performance Cycle)” for more information about Kraft ParentCo’s results relative to targets.

Compensation Governance Highlights. Kraft ParentCo’s Committee continues to ensure that Kraft ParentCo compensates our Named Executive Officers effectively and consistent with shareholder expectations. Kraft ParentCo adopted the following compensation practices to promote strong governance and alignment with shareholder interests:

Compensation Governance Highlight	Kraft ParentCo Highlight
High Proportion of At-Risk Compensation	Approximately 85% of our CEO’s total compensation is at-risk, incentive-based compensation. This weighting is higher than the average of other CEOs in Kraft ParentCo’s Compensation Survey Group. See “—Additional Information on Compensation Principles—Providing Competitive Pay—Composition and Purpose of the Compensation Survey Group” for additional information regarding Kraft ParentCo’s Compensation Survey Group.

Long-Term Incentives Are Entirely Stock-Based	Kraft ParentCo delivers 50% of long-term incentives in performance shares, 25% in stock options and 25% in restricted stock. This mix promotes alignment of our executives’ interests with shareholder interests.

Pay Targeted to Size-Adjusted Median of Peer Group	Based on its principles, Kraft ParentCo generally targets compensation levels at or near the size-adjusted median of Kraft ParentCo’s Compensation Survey Group. The median revenues of this peer group are well below Kraft ParentCo’s revenues. As stated below under “—Compensation Paid to Named Executive Officers in 2011,” the actual target compensation for some of our Named Executive Officers is below the median.

Compensation Governance Highlight	Kraft ParentCo Highlight

Stock Ownership Guidelines and Holding Requirements Exceed Market Levels	Our CEO is expected to own eight times her salary in Kraft ParentCo common stock and our other Named Executives Officers are expected to own four times their salary in Kraft ParentCo common stock. These guidelines exceed the median levels of Kraft ParentCo’s peers. Our CEO and each of our Named Executive Officers have met or exceeded the required ownership levels. In addition, Kraft ParentCo’s holding requirements are more stringent than typical requirements. Starting in 2011, our executive officers, including our Named Executive Officers, are required to hold 100% of all shares acquired from stock option exercises and restricted stock and performance share vestings, net of shares withheld for taxes or payment of exercise price, for a period of one year.

Perquisites are Conservative	While Kraft ParentCo offers certain perquisites to our Named Executive Officers, the types and amounts are at or below the median levels of its peers. Kraft ParentCo does not pay tax gross ups for any perquisites.

Compensation Risk is Assessed Frequently	Kraft ParentCo’s Committee performs a comprehensive compensation risk assessment annually. It has also established significant and effective safeguards to protect against undue risk such as reasonable caps on incentive payouts, use of diverse mix of performance measures, incentive clawbacks and appropriate discretion by Kraft ParentCo’s Committee on award payouts.

Compensation Program Design

Kraft ParentCo’s executive compensation program’s four primary goals are:

•	attract, retain and motivate talented executive officers and develop world-class business leaders;

•	support business strategies that promote superior long-term shareholder returns;

•

align pay and performance by making a significant portion of our Named Executive Officers’ and other executive officers’ compensation dependent on achieving financial and other critical strategic and individual goals; and

•

align our executive officers’ and shareholders’ interests through stock ownership guidelines, equity-based incentive awards and other long-term incentive awards that link executive compensation to sustained and superior Total Shareholder Return.

Kraft ParentCo’s executive compensation program is designed to achieve these goals by using the following principles:

•

Providing Competitive Pay. Kraft ParentCo annually benchmarks its target and actual compensation levels and pay-mix with its Compensation Survey Group. Kraft ParentCo uses this comparison to ensure that its executive compensation and benefits package is competitive with the Compensation Survey Group. Kraft ParentCo’s Committee generally targets total executive compensation at or near the size-adjusted median total compensation of the group and allows business and individual performance to determine whether actual pay is above or below the median. Kraft ParentCo’s Committee uses a size-adjusted median because its revenues are significantly higher than the revenues of companies in its peer group. In addition, Kraft ParentCo’s Committee compares Kraft ParentCo’s financial and Total Shareholder Return performance against its Performance Peer Group. The Performance Peer Group comparison allows Kraft ParentCo to link long-term incentive compensation to the delivery of superior financial results relative to industry peers. More information about the Compensation Survey Group, the Performance Peer Group and the methodology for the size-adjusted median can be found below under “—Additional Information on Compensation Principles—Providing Competitive Pay;”

•

Providing Fixed and Variable Compensation. Kraft ParentCo provides a mix of fixed and variable compensation (heavily weighted to variable compensation for our Named Executive Officers) designed to attract, retain and motivate top-performing executives, as well as appropriately align compensation levels with achieving relevant financial and strategic goals;

•

Providing Equity and Cash Incentives. Kraft ParentCo provides a mix of equity and cash incentives to focus executive officers on achieving performance results that drive long-term sustainable superior Total Shareholder Returns;

•	Assessing Individual Performance and Potential. Incentive awards are based in part on the individual’s performance and potential for advancement within the organization; and

•

Requiring Stock Ownership and Holding Periods. Our executive officers, including our Named Executive Officers, are required to maintain or exceed specific levels of Kraft ParentCo stock ownership in order to further align their interests with those of Kraft ParentCo’s shareholders. Kraft ParentCo’s compensation programs facilitate high levels of stock ownership. Our executive officers are also required to hold shares upon exercise of stock options and vesting of restricted stock and performance shares for at least one year. More information about stock ownership guidelines for executive officers can be found below under “—Additional Information on Compensation Principles—Requiring Stock Ownership.”

Overall Pay Mix. The chart below shows the total compensation mix, on average, for our CEO and other Named Executive Officers, or as referred to in the chart below, “NEOs,” based on target awards in 2011, compared with the average of the Compensation Survey Group. Our mix is well-aligned to the mix paid by companies in the Compensation Survey Group. In the case of our CEO, the incentive mix is slightly more weighted towards long-term incentives and less weighted in annual incentives compared to the Compensation Survey Group, consistent with Kraft ParentCo’s focus on delivering top-tier sustainable performance over the long-term.

(1)	For Kraft ParentCo, long-term incentives include restricted stock, non-qualified stock options and performance shares; for Compensation Survey Group peers, long-term incentives include all types of long-term incentive awards.

Summary of 2011 Compensation Program

The following table summarizes the elements and program objectives of Kraft ParentCo’s 2011 compensation program for executive officers, including our Named Executive Officers.

Program	Description	Program Objective
Annual Cash Compensation

Base Salary	Ongoing cash compensation based on the executive officer’s role and responsibilities.	• Retention and attraction • Drive top-tier performance – Individual contribution

Annual Cash Incentive Program	Annual incentive with target award amounts for each executive officer. Actual cash payouts may be higher or lower than target, based on business and individual performance.	• Drive top-tier performance – Across entire organization – Within business units – Individual contribution

Long-Term/Stock-Based Incentive Compensation

Performance Shares or Long- Term Incentive Program

Long-term incentive with target award amounts established for each executive officer. Actual awards are linked to achievement of three-year Kraft ParentCo’s goals and can be 0%–200% of target, based on Kraft ParentCo’s performance. Payout will be in Kraft ParentCo common stock at the end of the three-year program. No dividends or dividend equivalents are paid or earned on unvested performance shares.

• Drive top-tier performance – Across entire organization – Focus on long-term sustained success • Stock ownership/alignment to shareholders • Retention

Stock Options	Each executive officer has an award opportunity based on his or her role, long-term performance and potential for advancement.

•      Drive top-tier performance

– Long-term individual

    contribution

– Recognize advancement

    potential

•      Stock ownership/alignment to shareholders

•      Realized value linked entirely to stock appreciation

•      Retention

Restricted Stock	Each executive officer has an award opportunity based on his or her role, long-term performance and potential for advancement.	• Drive top-tier performance – Long-term individual contribution – Recognize advancement potential • Stock ownership/alignment to shareholders • Retention

Program	Description	Program Objective
Executive Benefits

Voluntary Non- Qualified Deferred Compensation Plan	Program that allows U.S. executive officers to defer, on a pre-tax basis, certain defined compensation elements with flexible distribution options to meet future financial goals.	• Retention and attraction • Provide opportunity for future financial security • Provide U.S. executive officers an additional opportunity to meet stock ownership requirements

Executive Perquisites	Market-consistent program that is generally limited to a car allowance, financial counseling, and, for the CEO only, personal use of Kraft ParentCo’s aircraft.	• Retention and attraction • Supports personal financial planning needs • Security of CEO

Post-Termination Benefits

Defined Benefit Program	Generally provides for the continuation of a portion of total annual cash compensation (defined as base salary plus annual cash incentive award) at the conclusion of an executive officer’s career. This program is not offered to any U.S. employees hired on or after January 1, 2009.	• Retention • Attraction • Provide financial security to long-term service executive officers in retirement

Defined Contribution Program (401(k))	Program under which Kraft ParentCo matches U.S. executive officers’ contributions. Account balances are typically payable at the conclusion of an executive officer’s career. This program was enhanced for U.S. employees hired on or after January 1, 2009 who are not eligible for the defined benefit program.	• Retention • Attraction • Provide opportunity for financial security in retirement • Provide U.S. executive officers an additional opportunity to meet stock ownership requirements

Change in Control Plan	Executive separation program that provides for enhanced benefits in the event of an executive officer’s termination following a defined Kraft ParentCo change in control.	• Retention • Focus on delivering top-tier shareholder value in periods of uncertainty • Supports effective transition

Other Benefits

Other Benefits	Health, welfare and other benefits.	• Retention • Attraction

Elements of Executive Compensation

A description of each of the compensation program elements follows, and individual compensation decisions are discussed under “—Compensation Paid to Named Executive Officers in 2011.”

Base Salary

Base salary is the principal “fixed” element of executive compensation. Base salary levels for Named Executive Officers are targeted to be at or near the size-adjusted median of the Compensation Survey Group. However, Kraft ParentCo’s Committee also considers a number of other factors when reviewing and setting base salaries for our Named Executive Officers, including: Kraft ParentCo’s performance and the Named Executive Officer’s individual performance, level of responsibility, potential to assume roles with greater responsibility, tenure and experience. Kraft ParentCo’s Committee reviews salaries on an annual basis and considers merit increases, which are generally effective April 1, for all executive officers.

Annual Cash Incentive Program

Overview

The Annual Cash Incentive Program is a cash bonus plan designed to motivate and reward participants, including our Named Executive Officers, for their contribution to Kraft ParentCo, or a business unit of Kraft ParentCo, for achieving Kraft ParentCo’s annual financial and strategic goals. The range of amounts that an executive officer may earn is determined at the beginning of the year, and the amount actually paid is based on the financial results achieved during the year and the individual’s contribution towards achieving those results.

Award Formula

The formula shown below is used to determine actual awards for participants, including our Named Executive Officers. Other than base salary, which is discussed above, each element of this formula is discussed below.

Base Salary as of December 31, 2011	x	Target Annual Incentive Opportunity (% of Base Salary)	x	Business Unit Rating (0%–180%)	x	Individual Performance Assessment (0%–180%)	=	Actual Cash Award (Maximum capped at 250% of target)

Award Formula Element	Explanation of Key Provisions
Target Annual Incentive Opportunity

•      Target percentage of base salary reflects the Named Executive Officer’s role and responsibilities.

•      Individual targets, as a percentage of base salary, for our Named Executive Officers were, as of December 31, 2011, as follows:

Ms. Rosenfeld	Mr. Brearton	Mr. McLevish	Mr. Khosla	Mr. Vernon	Ms. West
150%	90%	90%	80%	90%	80%

Award Formula Element	Explanation of Key Provisions

2011 Business Unit Ratings	• Rating can range from 0% to 180%. • Kraft ParentCo’s Committee approved the following financial metrics to measure business performance:

Measure	Weighting
Organic Net Revenue Growth	45%
Adjusted Operating Income	35%
Free Cash Flow	20%

•      Kraft ParentCo’s Committee chose these metrics because of their high correlation to Total Shareholder Return. We anticipate that our Compensation Committee will continue using these or similar metrics in our 2012 Annual Cash Incentive Program design. These measures reinforce the importance of driving both top-line and bottom-line performance while generating positive cash flow.

•      Kraft ParentCo’s Committee aligns performance targets to a business unit rating of 100%. When performance is above the targets, the business unit rating would be above 100%, and for performance below the targets, the business unit rating would be below 100%.

•      Messrs. Khosla and Vernon are linked 30% to the performance ratings of their respective business units and 70% to the Kraft ParentCo rating. This alignment is meant to promote “line-of-sight” accountability, as well as reinforce the importance of collaboration across the enterprise. Business unit ratings for our other Named Executive Officers are aligned 100% to the Kraft ParentCo rating.

Individual Performance Assessment

•      Can range from 0% to 180%.

•      Ms. Rosenfeld provides Kraft ParentCo’s Committee with an individual performance assessment for each of her direct reports, including our other Named Executive Officers. Kraft ParentCo’s Committee reviews and discusses her recommendations, taking into account the various factors within the criteria, and may revise her recommendations based on those factors.

•      Specifically, in assessing individual performance in the context of making executive compensation decisions, Ms. Rosenfeld and Kraft ParentCo’s Committee consider the executive officer’s contributions to Kraft ParentCo’s overall performance and individual performance relative to individual objectives established at the beginning of the performance cycle.

•      Individual ratings and range of payouts are:

Individual Performance Rating	Incentive Payout Range as a Percent of Target
Outstanding	140%–180%
Exceeded Expectations	115%–135%
Achieved Expectations	90%–110%
Partially Met Expectations	40%–80%
Below Expectations	0%

Award Formula Element	Explanation of Key Provisions

•      In 2011, Kraft ParentCo’s Committee took into account the following factors in determining the individual performance assessments for our Named Executive Officers: contributions to the organization such as operational efficiency, leadership, quality of financial results, talent management and diversity of employees. These factors are discussed in more detail under “—Compensation Paid to Named Executive Officers in 2011.”

2011 Business Unit Ratings

The following are the financial targets and actual results that Kraft ParentCo’s Committee considered at year end for our Named Executive Officers:

		Kraft ParentCo—Financial Targets and Results
	Weighting	Threshold	Target	Maximum	2011 Actual	Performance Rating
	($ in millions)
Organic Net Revenue Growth	45%	2.5%	4.0%	6.0%	6.6%	180%
Adjusted Operating Income	35%	$6,938	$7,381	$7,824	$7,133	85%
Free Cash Flow	20%	$2,465	$2,900	$3,625	$2,749	95%
Actual Rating						130%

The following are the financial targets, actual results and overall business unit ratings for Kraft Foods Developing Markets and Kraft Foods North America, two of Kraft ParentCo’s geographic units as reported in Kraft ParentCo’s Form 10-K, that Kraft ParentCo’s Committee considered at year end for our Named Executive Officers in business unit positions, Messrs. Khosla and Vernon. Mr. Khosla leads Kraft Foods Developing Markets and Mr. Vernon leads Kraft Foods North America, which includes the North American Grocery Business and the North American portion of the Global Snacks Business.

Key Financial Metrics	Kraft Foods North America(1)			Kraft Foods Developing Markets(2)
	Target	2011 Actual	Perf. Rating	Target	2011 Actual	Perf. Rating
	($ in millions)
Organic Net Revenue Growth	2.7%	4.8%	180%	10.3%	11.4%	111%
Adjusted Segment Operating Income	$4,336	$4,202	89%	$2,157	$2,186	103%
Free Cash Flow	$2,707	$2,751	102%	$530	$671	171%
Actual Business Unit Rating			132%			120%

(1)	For Kraft Foods North America, financial threshold and maximum performance goals are: Organic Net Revenue Growth—1.2% and 4.7%, Adjusted Segment Operating Income—$4,076 million and $4,596 million, and Free Cash Flow—$2,301 million and $3,384 million.

(2)	For Kraft Foods Developing Markets, financial threshold and maximum performance goals are: Combined Organic Net Revenue Growth—6.2% and 13.9%, Adjusted Segment Operating Income—$1,941 million and $2,373 million, and Free Cash Flow—$371 million and $689 million.

Although the business unit rating is a formulaic method for assessing performance against these three key internal measures, Kraft ParentCo’s Committee retains discretionary authority to adjust the business rating (up or down) by as much as 25 percentage points to recognize innovation, portfolio management, talent management and the quality of Kraft ParentCo’s results. For 2011, Kraft ParentCo’s Committee did not exercise discretion to modify the business ratings.

While Kraft ParentCo reports its financial results in accordance with U.S. GAAP, the financial targets under its incentive plans are based on non-GAAP financial measures. For supplemental financial data and corresponding reconciliations to certain GAAP financial measures for the year ended December 31, 2011, see “—Kraft ParentCo and Subsidiaries Reconciliation of GAAP to Non-GAAP Information.” The adjustments to the related GAAP measure and our reasons for using these measures are described in the chart below.

Measure	Definition/Adjustment to GAAP measure	Rationale
Organic Net Revenue Growth(1)	Net revenues, excluding the impact of acquisitions, divestitures, accounting calendar changes, Integration Program costs and currency rate fluctuations (Integration Program costs are defined as the costs associated with combining the Kraft ParentCo and Cadbury businesses, and are separate from those costs associated with the acquisition)	Reflects the growth rates for Kraft ParentCo’s base business by eliminating the impact of certain disclosed one-time factors, facilitating comparisons to prior year(s)

Adjusted Operating Income	Operating income, excluding the impact of divestitures, currency rate fluctuations, Integration Program costs, acquisition-related costs and costs associated with the Spin-Off	Indicator of overall business trends and performance, based on what business leaders can control

Adjusted Segment Operating Income	Segment operating income,(2) excluding the impact of divestitures, currency rate fluctuations, Integration Program costs, acquisition-related costs and costs associated with the Spin-Off	Indicator of trends and performance for business segments, based on what business units can control

Free Cash Flow	Cash flow from operations less capital expenditures	Reflects Kraft ParentCo’s financial liquidity, working capital efficiency and financial health

(1)	For Kraft ParentCo’s Kraft Foods Developing Markets, Kraft ParentCo measures Combined Organic Net Revenue Growth, which differs from Organic Net Revenue Growth in that it includes the impact of significant acquisitions.

(2)	Segment operating income is a measure of Operating Income by Segment and excludes unrealized gains and losses on hedging activities (which are a component of cost of sales), certain components of Kraft ParentCo’s U.S. pension plan cost (which are a component of cost of sales and selling, general and administrative expenses), general corporate expenses (which are a component of selling, general and administrative expenses) and amortization of intangibles for all periods presented.

Long-Term Incentives

Long-term incentive equity award grants are awarded to align the interests of our executive officers with those of Kraft ParentCo’s shareholders. For 2011, Kraft ParentCo’s Committee determined that the appropriate mix of grants in Kraft ParentCo’s long-term incentive program for senior management, including our Named Executive Officers, was 50% performance shares, 25% stock options and 25% restricted stock. This mix places greater emphasis on performance-based compensation – performance shares and stock options – and less emphasis on restricted stock than in prior years.

Equity Awards—Stock Options and Restricted Stock

Kraft ParentCo grants non-qualified stock options and restricted stock on an annual basis. In 2011, Kraft ParentCo intended that the value delivered in the form of restricted stock be equal to the value delivered as stock options. To maintain this balance, it continued to use a ratio of restricted stock to stock options of one to six in 2011. Kraft ParentCo’s Committee maintained this equity mix because it balances the retention value of restricted stock with the performance aspect of stock options. Like Kraft ParentCo, we are committed to growing shareholder value, and we expect that our incentive plans will support this objective. To support the retention aspects of the program, restricted stock awards do not vest until three years after the grant date. The stock options vest one-third each year over three years. For non-U.S. employees, Kraft ParentCo grants deferred stock units instead of restricted stock, which have the same vesting schedule as restricted stock. Dividends are paid on unvested restricted stock and dividend equivalents are paid on deferred stock units at the same time and rate as dividends are paid on Kraft ParentCo common stock.

Award ranges are based on an analysis of competitive market practice, with the midpoint of the equity award ranges, plus the value of the target performance shares, approximately equal to the size-adjusted total long-term incentive median of the Compensation Survey Group. An equity award above or below the midpoint of the range is based on a qualitative review of an executive officer’s sustained individual performance and an evaluation of each executive officer’s potential to assume roles with greater responsibility. In all cases, awards are between 50% and 150% of the midpoint.

The range of award opportunities, expressed in terms of grant value, for our Named Executive Officers as of February 23, 2011, the date of Kraft ParentCo’s 2011 annual equity award grant, are shown in the table below.

	Grant Value Award Range(1)
Name	Threshold	Midpoint	Maximum
		($)
Ms. Rosenfeld	2,428,500	4,857,000	7,285,500
Mr. Brearton(2)	175,000	350,000	525,000
Mr. McLevish	550,000	1,100,000	1,650,000
Mr. Khosla	350,000	700,000	1,050,000
Mr. Vernon	550,000	1,100,000	1,650,000
Ms. West	350,000	700,000	1,050,000

(1)	The ranges above include threshold to maximum grant values for these positions. Kraft ParentCo’s Committee may also choose to grant an award below the threshold.

(2)	Mr. Brearton’s grant value award range reflected his prior role as Executive Vice President, Operations and Business Services before becoming Executive Vice President and Chief Financial Officer in May 2011.

All equity awards approved by Kraft ParentCo’s Committee and granted to our Named Executive Officers in 2011 were within the respective ranges presented above. Actual equity award amounts in 2011 are presented in this Information Statement in the 2011 Grants of Plan-Based Awards Table under “—Executive Compensation Tables.”

The date for annual restricted stock and stock option awards is pre-set on the scheduled date of Kraft ParentCo’s Committee meeting immediately following the release of Kraft ParentCo’s annual financial results. The exercise price for stock options is determined on the date Kraft ParentCo’s Committee approves the awards and is set as the average of the high and low trading prices on that date.

LTIP—Performance Shares (2011–2013 Performance Cycle)

Kraft ParentCo designed the LTIP to motivate executive officers to achieve long-term financial goals and top-tier shareholder returns. The plan measures performance over a three-year period (2011–2013), and shares of Kraft ParentCo common stock are earned based on the actual performance against goals set at the beginning of the cycle. The number of shares earned by an executive officer depends on the achievement of key internal financial metrics and Total Shareholder Return results relative to the companies in Kraft ParentCo’s Performance Peer Group. No individual performance factor is used in the calculation. No dividends or dividend equivalents are paid or earned on unvested performance shares.

The formula shown below is used to determine actual awards for participants, including our Named Executive Officers. Other than base salary, each element of this formula is discussed below.

Base Salary at Beginning of Performance Cycle	x	Target Incentive Opportunity (% of Base Salary) (Target number of shares established)	x	Business Performance Rating (0%–200% of target shares)	=	Actual LTIP Award (in shares)

Award Formula Element	Explanation of Key Provisions
Target Incentive Opportunity

•      Each participant in the plan is assigned a target award as a percentage of his or her base salary at the beginning of the performance cycle. Target award levels for our Named Executive Officers as of January 1, 2011 were:

Ms. Rosenfeld	Mr. Brearton	Mr. McLevish	Mr. Khosla	Mr. Vernon	Ms. West
325%	85%	170%	130%	170%	130%

•      Target amounts are converted to a target number of shares at the beginning of the cycle.

•      Actual shares earned can range from 0% to 200% of target shares at the end of the performance cycle based on the business performance rating.

Business Performance Rating	• Rating can range from 0% to 200%. • Performance metrics are:

Measure	Weighting
Organic Net Revenue Growth(1)	25%
Operating EPS Growth(2)	25%
Annualized Relative Total Shareholder Return(3)	50%

(1)    Organic Net Revenue Growth is a non-GAAP financial measure and is equal to net revenue, excluding the impact of currency, acquisitions and divestitures.

(2)    Operating EPS Growth is a non-GAAP financial measure and is equal to EPS from continuing operations, excluding certain impacts related to acquisitions and other one-time impacts.

(3)    Annualized Relative Total Shareholder Return is a comparison relative to the Performance Peer Group during the performance cycle. Information on the Performance Peer Group is discussed below.

•      Financial metrics apply only to Kraft ParentCo’s organizational levels. There is no individual assessment.

•      The target objective set for Annualized Relative Total Shareholder Return is the median of Kraft ParentCo’s Performance Peer Group from 2011 to 2013. The Organic Net Revenue Growth and Operating EPS Growth targets were set relative to historical and projected future results of Kraft ParentCo’s Performance Peer Group.

•      To address unforeseen or unintended consequences, Kraft ParentCo’s Committee retains discretion to adjust the final business performance rating (up or down) by as much as 25 percentage points, allowing Kraft ParentCo’s Committee to factor in a subjective review of the quality of financial results, portfolio management, innovation and talent development. Kraft ParentCo discloses any discretion applied by Kraft ParentCo’s Committee, and following the Spin-Off, we expect to disclose any discretion applied by our Compensation Committee, at the conclusion of the performance cycle.

Award Formula Element	Explanation of Key Provisions

•      Kraft ParentCo does not publicly disclose specific long-term incentive plan targets on a prospective basis due to potential competitive harm. Revealing specific objectives prospectively would provide competitors and other third parties with insights into its confidential planning process and strategies, thereby causing competitive harm. The performance goals are designed to be challenging, and there is a risk that payments will not be made at all or will be made at less than 100% of the target amount. The performance goals for Organic Net Revenue Growth and Operating EPS Growth are in line with median historical results for Kraft ParentCo’s Performance Peer Group. The degree of difficulty in achieving the internal measures is challenging.

•      Both Kraft ParentCo’s annual and long-term incentive plans use Organic Net Revenue Growth, but the benchmarks used to set targets for these plans are different. Kraft ParentCo believes the use of these measures focuses employees on critical internal drivers, both in the short- and long-term. Kraft ParentCo sets the short-term targets against its annual operating plan, whereas it sets the long-term targets against the performance benchmarks of its peers. These metrics, when used together, have a high correlation with shareholder value.

LTIP—Performance Shares (2009–2011 Performance Cycle)

All of our Named Executive Officers participated in the 2009–2011 LTIP. The plan measured Kraft ParentCo’s performance over a three-year period (2009–2011), and Kraft ParentCo’s Committee awarded shares based on actual performance against goals set at the beginning of the cycle.

Business Performance Rating and Payments. Kraft ParentCo’s Committee established the following weightings and target goals for the 2009–2011 LTIP and approved the resulting performance rating for determining the ultimate payout:

		Kraft ParentCo
Key Financial Metrics	Weighting	Threshold	Target	Maximum	2009–2011 Actual	Perf. Rating
Organic Net Revenue Growth(1)	30%	3.0%	4.0%	8.0%	3.9%	93%
Operating EPS Growth(2)	20%	4.0%	7.5%	10.5%	10.7%	200%
Cumulative Adjusted Free Cash Flow(3)	20%	$6.2 billion	$6.9 billion	$8.2 billion	$10.2 billion	200%
Annualized Relative Total Shareholder Return(4)	30%	4.0 pp(5) below median	At median	8.0 pp above median	0.8 pp above median	110%
Actual Business Performance Rating						141%

(1)	For 2009 and 2011, Kraft ParentCo used Organic Net Revenue Growth. For 2010, it used Combined Organic Net Revenue Growth (which captured the impact of the Cadbury acquisition).
(2)	For 2010 and 2011, Kraft ParentCo modified the EPS Growth measure from Ongoing to Operating to align with Kraft ParentCo’s EPS benchmark communicated externally.
(3)	For 2009, Kraft ParentCo excluded $400 million of voluntary pension contributions and for 2010, Kraft ParentCo excluded $1.2 billion in taxes paid related to the sale of the Frozen Pizza business.

(4)	The companies used in the Annualized Relative Total Shareholder Return are the Performance Peer Group companies established at the outset of the performance cycle.
(5)	“pp” represents percentage points.

There were no individual or business unit performance factors used in the calculation. Kraft ParentCo’s performance was significantly above target in Cumulative Adjusted Free Cash Flow and Operating EPS Growth. Organic Net Revenue Growth was slightly below target. Annualized Relative Total Shareholder Return was slightly above the median. Kraft ParentCo’s Committee believed the payout was appropriate given its overall evaluation of Kraft ParentCo’s performance and economic conditions, and therefore did not use its discretion to adjust the final business performance ratings.

Based on target awards, as a percent of salary, and the business performance rating of 141% of target, the chart below shows the share payouts for each of our Named Executive Officers.

Name	Target Award	Actual Award (Shares)	Award Value At Vest(1) ($)
Ms. Rosenfeld	250% of salary	191,930	7,289,501
Mr. Brearton	75% of salary	19,205	729,406
Mr. McLevish	150% of salary	54,835	2,082,633
Mr. Khosla	125% of salary	47,010	1,785,440
Mr. Vernon	150% of salary	56,795	2,157,074
Ms. West	75% of salary	17,625	669,398

(1)	Award value is based on the closing stock price on February 23, 2012, the vesting date.

Voluntary Non-Qualified Deferred Compensation

U.S. Deferred Compensation Plan

In 2011, certain U.S. senior management (approximately 125 employees), including our Named Executive Officers, were eligible for a voluntary non-qualified deferred compensation plan. The program is similar to those provided to executive officers at many of the companies within the Compensation Survey Group and is provided for retention and recruitment purposes. The deferred compensation plan provides an opportunity for executives to defer, on a pre-tax basis, up to 50% of their salary and up to 100% of their annual cash incentives. The investment choices mirror those in the Kraft Foods Inc. Thrift/TIP 401(k) Plan.

U.S. Supplemental Benefits Plan

Kraft ParentCo also provides a non-qualified program, the Kraft Foods Supplemental Benefits Plan, for U.S. employees whose compensation exceeds the compensation limit established by the Code, for tax-qualified plan contributions. Under this program, and consistent with all other U.S. employees, a company match is provided on contributions of base salary and annual cash incentives.

Perquisites

Our Named Executive Officers receive limited perquisites, including a car allowance, a financial counseling allowance and, for the CEO only, personal use of the corporate aircraft. For security and personal safety reasons, Kraft ParentCo requires Ms. Rosenfeld to use the corporate aircraft for both business and personal travel. This allows Ms. Rosenfeld to be more productive and efficient when she travels. Taxes on all perquisites are the sole responsibility of the Named Executive Officer. The types and total costs of perquisites Kraft ParentCo offers are similar to the types and costs offered within the Compensation Survey Group. Kraft ParentCo’s Committee believes that these perquisites are important for retention and recruitment purposes. Specific executive officer perquisites are listed in the footnotes to the 2011 Summary Compensation Table under “—Executive Compensation Tables.” Other than these perquisites, executive officers receive the same benefits as other Kraft ParentCo employees.

Post-Termination Compensation

Post-termination compensation consists of both separation pay and retirement benefits. Neither Kraft ParentCo nor Kraft Foods Group have employment agreements with any of our Named Executive Officers as these individuals, including Ms. Rosenfeld, are “at will” employees.

Change in Control Plan. Kraft ParentCo has a Change in Control Plan, or the “CIC Plan,” for senior executive officers. The provisions in the CIC Plan are consistent with similar plans maintained by companies in the Compensation Survey Group, including eligibility, severance benefit levels and treatment of cash and equity incentive compensation. The separation payments are structured to help assure that key personnel, including our Named Executive Officers, would be available to assist in the successful transition following a change in control of Kraft ParentCo and provide a competitive level of severance protection if the executive officer is involuntarily terminated without cause following a change in control. Under the CIC Plan, restricted stock and stock options only vest upon a change in control if the participant is terminated without cause or resigns for good reason within two years following the change in control or if the acquiring entity does not assume the awards. In 2009, Kraft ParentCo eliminated the excise tax gross up for all executives who first become eligible to participate in the CIC Plan after December 31, 2009. For executives who participated in the CIC Plan prior to this change, Kraft ParentCo will cover excise taxes as follows: (a) all excise taxes that may be triggered by separation payments paid to the CEO; and (b) excise taxes for all other participants will only be paid if change in control separation payments exceed 110% of the IRS-imposed threshold at which the excise tax becomes payable. To the extent that separation payments do not exceed 110% of the threshold but do trigger excise tax payments, separation payments will be limited to the maximum amount that does not trigger the excise tax amounts. This is done to minimize Kraft ParentCo’s expense for separation payments that do not significantly exceed the IRS-imposed threshold.

The severance arrangements and other benefits provided under the CIC Plan (as well as the equity treatment upon certain separations in the event of a change in control) are described under “—Executive Compensation Tables—Potential Payments upon Termination or Change in Control.”

Non-Change in Control Severance Agreements. Neither Kraft ParentCo nor we have individual severance or employment agreements with any of our Named Executive Officers. Kraft ParentCo does maintain a broad-based severance plan in the United States that provides for certain severance payments in the event of job elimination or a workforce reduction. Similar plans are generally available in other countries where Kraft ParentCo has employees. The plans facilitate recruitment and retention, as most of the companies in the Compensation Survey Group offer similar benefits to their executives. The severance arrangements and other benefits provided for under these severance plans are described under “—Executive Compensation Tables—Potential Payments upon Termination or Change in Control.”

Retirement Benefits. Kraft ParentCo offers both tax-qualified and supplemental defined benefit retirement plans to executive officers, including our Named Executive Officers, with the exception of Mr. Vernon, and these plans vary by country. In the United States, employees, including Mr. Vernon, hired on or after January 1, 2009 are not eligible to participate in either a tax-qualified or supplemental defined benefit retirement plan. U.S. employees hired on or after January 1, 2009, including Mr. Vernon, are eligible to participate in an enhanced defined contribution program. Kraft ParentCo’s Committee believes that these retirement benefits have helped in retention and recruitment, as many of the companies in the Compensation Survey Group offer similar programs. However, in recent years, Kraft ParentCo’s Committee has weighed the volatile cost environment that exists for defined benefit plans, especially in the United States. Based on the significant cost volatility associated with continuing a defined benefit pension plan in the United States, the defined benefit plan was closed to new participants after December 31, 2008. In addition, accruals under the defined benefit pension plan will cease after 2019. Accrued amounts and additional details of these retirement programs are presented in the 2011 Pension Benefits Table and the accompanying narrative to the table under “—Executive Compensation Tables.”

Kraft ParentCo provides Ms. Rosenfeld with an enhanced pension benefit that credits her pension service for the period of time that she was not employed by Kraft ParentCo or us between 2004 and 2006. Kraft ParentCo provided this enhanced pension benefit to Ms. Rosenfeld because she forfeited her right to a pension benefit at her previous employer when she rejoined Kraft ParentCo. This benefit was part of a broader incentive program to help encourage her to return to Kraft ParentCo. Additional details of this benefit are presented in the 2011 Pension Benefits Table and the accompanying narrative to the table under “—Executive Compensation Tables.”

Kraft ParentCo’s Committee believes that both the U.S. tax-qualified and supplemental defined contribution plans are integral parts of our overall executive compensation program. The supplemental defined contribution program is important because it encourages executive officers, including our Named Executive Officers, to save for retirement. Kraft ParentCo’s Committee believes that our Named Executive Officers should be able to defer the same percentage of their compensation, and receive the corresponding Kraft ParentCo matching contributions, as all other employees, without regard to the compensation limit established by the Code, for tax-qualified plan contributions. As stated previously, employees hired on or after January 1, 2009, including Mr. Vernon, are eligible to participate in an enhanced defined contribution program. This enhanced program is offered to U.S. employees not eligible to participate in the tax-qualified or supplemental defined benefit plans. Accrued amounts and additional details of each of the non-qualified deferred compensation programs offered to Named Executive Officers are presented in the 2011 Non-Qualified Deferred Compensation Benefits Table and the accompanying narrative to the table under “—Executive Compensation Tables.”

Compensation Paid to Named Executive Officers in 2011

Overview

There are no material differences in compensation policies with respect to each Named Executive Officer. Kraft ParentCo designed each of our Named Executive Officer’s target compensation levels to be at or near the Compensation Survey Group’s size-adjusted median. Actual compensation will be dependent on both business and individual performance in any given year.

Below are the specific compensation actions for each of our Named Executive Officers in 2011.

Ms. Rosenfeld

Base Salary Increase. Ms. Rosenfeld received a 2.3% salary increase from $1.515 million to $1.550 million. Ms. Rosenfeld’s salary increase was commensurate with company guidelines for increases, taking into account her individual performance assessment. Her salary is below the size-adjusted median of the Compensation Survey Group.

Actual Annual Cash Incentive. Kraft ParentCo’s Committee determined Ms. Rosenfeld’s annual cash incentive for 2011 in accordance with the 2011 Annual Cash Incentive Program. Based on Kraft ParentCo’s performance relative to target (business unit rating of 130%) and Ms. Rosenfeld’s individual performance, Ms. Rosenfeld’s actual annual incentive is 182% of her target in 2011. For 2011, Kraft ParentCo’s Committee considered the following performance in determining Ms. Rosenfeld’s individual performance assessment:

•

Delivered strong financial performance relative to peers and in aggregate above targets in the Annual Cash Incentive Program. Financial performance was 130% relative to target as discussed under “—Elements of Executive Compensation—Annual Cash Incentive Program—2011 Business Unit Ratings” above.

•	Delivered above plan performance on key strategic initiatives as evidenced by the following:

•

Relative Total Shareholder Return in 2011 of 22.7% exceeded the 75th percentile of Kraft ParentCo’s Performance Peer Group. This was the second consecutive year of results at or above the 75th percentile.

•	Global market share improved in key categories.

•	New product revenue results were strong in 2011.

•	Retention of Cadbury leaders and significant changes in the senior executive team improved the talent pipeline, key sales leadership roles were strengthened and diversity improved.

•	Delivery of Cadbury integration savings is ahead of plan. Savings are expected to exceed the original $750 million target by the end of 2012.

•	Implementing the Spin-Off strategy, while delivering top-tier results during the separation process.

Equity Award (Stock Options and Restricted Stock). As part of Kraft ParentCo’s annual equity program in 2011, Kraft ParentCo’s Committee granted Ms. Rosenfeld an award of 83,930 restricted stock shares and 503,570 stock options (combined value on grant date of $4,604,781). This equity grant along with the 2011–2013 LTIP opportunity is at the size-adjusted median of the Compensation Survey Group.

2009–2011 LTIP. Based on the formulaic determination of this incentive, Ms. Rosenfeld earned 191,930 shares of Kraft ParentCo common stock, which represented 141% of her target award opportunity.

Defined Benefit Accrual. The present value of Ms. Rosenfeld’s retirement benefit increased as measured at the end of 2011. A decrease in the applicable discount rate was the primary factor contributing to $3.2 million of the increase, along with an increase in the final average pay calculation, which accounted for $2.3 million of the increase. In addition, there were normal increases in pension values due to length of service which totaled approximately $0.7 million. There were no changes to the terms of the plan for Ms. Rosenfeld in 2011.

Other Named Executive Officers

The chart below shows specific compensation actions for each of the other Named Executive Officers in 2011 followed by a description of these decisions:

	Salary Increase	New Salary ($)	2011 Annual Cash Incentive Payment ($)	2011 Equity Award (Shares)	2009–2011 LTIP(1) (Shares)
Mr. Brearton	28.7%	650,000	742,900	February 23, 2011 award 7,860 restricted stock 47,140 stock options May 9, 2011 award 5,900 restricted stock 35,350 stock options	19,205
Mr. McLevish	1.5%	761,000	980,000	23,570 restricted stock 141,400 stock options	54,835
Mr. Khosla	2.0%	755,000	1,036,000	15,720 restricted stock 94,720 stock options	47,010
Mr. Vernon	1.5%	761,000	1,167,000	22,000 restricted stock 131,980 stock options	56,795
Ms. West	1.5%	660,000	1,050,000	13,360 restricted stock 80,130 stock options	17,625

(1)	Consistent with plan design, Kraft ParentCo’s Committee made no individual adjustments in determining share payout.

Mr. Brearton

Base Salary Increase. Mr. Brearton received both a merit salary increase in April 2011 and a promotional increase at the time he assumed the role of Chief Financial Officer. His salary is below the size-adjusted median of the Compensation Survey Group for top financial executives.

Actual Annual Cash Incentive. In 2011, Mr. Brearton’s individual performance guidelines were primarily related to delivering solid financial results and his leadership on the efforts leading up to the announcement of, and preparing for, the Spin-Off.

Equity Award (Stock Options and Restricted Stock). Mr. Brearton received an annual equity grant on February 23, 2011. He was granted an additional equity grant when he assumed the role of Chief Financial Officer. These equity grants, along with the 2011–2013 LTIP opportunity, are below the size-adjusted median of the Compensation Survey Group.

Mr. McLevish

Base Salary Increase. Mr. McLevish’s salary increase was commensurate with company guidelines for increases, taking into account his individual performance assessment. His salary is below the size-adjusted median of the Compensation Survey Group.

Actual Annual Cash Incentive. In 2011, Mr. McLevish’s individual performance guidelines were primarily related to his role in successfully transitioning the Chief Financial Officer duties to Mr. Brearton and his role in leading the Spin-Off transaction.

Equity Award (Stock Options and Restricted Stock). This equity grant along with the 2011–2013 LTIP opportunity is above the size-adjusted median of the Compensation Survey Group.

Mr. Khosla

Base Salary Increase. Mr. Khosla’s salary increase was commensurate with company guidelines for increases, taking into account his individual performance assessment. His salary approximates the size-adjusted median of the Compensation Survey Group.

Actual Annual Cash Incentive. In 2011, Mr. Khosla’s individual performance guidelines were primarily related to his leadership in delivering strong business results across all of the regions within Kraft ParentCo’s Kraft Foods Developing Markets unit despite significant operating challenges in several countries.

Equity Award (Stock Options and Restricted Stock). This equity grant along with the 2011–2013 LTIP opportunity is below the size-adjusted median of the Compensation Survey Group.

Mr. Vernon

Base Salary Increase. Mr. Vernon’s salary increase was commensurate with company guidelines for increases, taking into account his individual performance assessment. His salary approximates the size-adjusted median of the Compensation Survey Group.

Actual Annual Cash Incentive. In 2011, Mr. Vernon’s individual performance guidelines were primarily related to leading the strong business turnaround in Kraft ParentCo’s Kraft Foods North America unit and implementing strong cost management programs while delivering robust innovation in a very challenging business environment.

Equity Award (Stock Options and Restricted Stock). This equity grant along with the 2011–2013 LTIP opportunity is at the size-adjusted median of the Compensation Survey Group.

Ms. West

Base Salary Increase. Ms. West’s salary increase was commensurate with company guidelines for increases, taking into account her individual performance assessment. Her salary approximates the size-adjusted median of the Compensation Survey Group.

Actual Annual Cash Incentive. In 2011, Ms. West’s individual performance guidelines were primarily related to her role in building stronger marketing capabilities which have been recognized externally, improving the effectiveness of Kraft ParentCo’s global categories and being a key leader in forming the two new companies in connection with the Spin-Off.

Equity Award (Stock Options and Restricted Stock). This equity grant along with the 2011–2013 LTIP opportunity is above the size-adjusted median of the Compensation Survey Group.

Additional Information on Compensation Principles

Providing Competitive Pay

Composition and Purpose of the Compensation Survey Group

Kraft ParentCo annually compares its compensation program with those companies in the Compensation Survey Group. This annual review is designed to assure that its compensation program and target compensation levels are consistent with market practice and maintain Kraft ParentCo’s ability to attract and retain the level of talent it needs to drive sustainable superior Total Shareholder Returns.

To assure that the Compensation Survey Group includes the most appropriate companies, Kraft ParentCo’s Committee considers companies that: have similar revenue size and market capitalization, emphasize the food and beverage industry, have a global focus, are recognized for their industry leadership and brand recognition, have executive positions similar in breadth, complexity and scope of responsibility and compete with Kraft ParentCo for executive talent. In its evaluation of companies, Kraft ParentCo’s Committee starts with companies with revenue over $10 billion in 2011 and up to 2.5 times Kraft ParentCo’s revenue. The median 2011 revenue of the peers is $29.6 billion. Kraft ParentCo’s revenue approximates the 75th percentile of the peer companies.

Based on this, and in consultation with management and with the assistance of Kraft ParentCo’s Committee’s compensation consultant, Compensation Advisory Partners, LLC, Kraft ParentCo’s Committee maintained the following companies for the 2011 Compensation Survey Group:

3M Company	Kimberly-Clark Corporation
Abbott Laboratories	McDonald’s Corporation
Bristol-Myers Squibb Company	Merck & Co., Inc.
The Coca-Cola Company	Nestlé S.A.
Colgate-Palmolive Company	PepsiCo, Inc.
ConAgra Foods, Inc.	Pfizer Inc.
Eli Lilly and Company	The Procter & Gamble Company
General Mills, Inc.	Sara Lee Corporation
H.J. Heinz Company	Unilever N.V.
Johnson & Johnson	The Walt Disney Company
Kellogg Company

In determining appropriate compensation levels for our Named Executive Officers, Kraft ParentCo’s Committee reviews compensation levels for similarly situated executives at companies in the Compensation Survey Group. Compensation data is provided by Aon Hewitt. Compensation Advisory Partners, LLC reviews and evaluates the data provided by Aon Hewitt on behalf of the Committee.

2011 Competitive Positioning

Kraft ParentCo’s compensation philosophy is to set target total compensation, including base salary and annual and long-term incentives, at or near the median of the Compensation Survey Group, based on size-adjusted data. Kraft ParentCo’s Committee believes that targeting the size-adjusted median of the Compensation Survey Group provides the opportunity to attract and retain talented employees. Due to Kraft ParentCo’s revenue size relative to its peer group ($54 billion in revenue for the year ended December 31, 2011 vs. a median of $29.6 billion), Kraft ParentCo’s Committee uses a size-adjusted median when comparing executive compensation levels. For positions with corporate-wide responsibilities, Kraft ParentCo’s Committee uses the average of the regressed median (based on $54 billion in revenues relative to the $29.6 billion median of the Compensation Survey Group) and the raw median to obtain a size-adjusted median. Kraft ParentCo uses this same approach for senior business unit level positions. In effect, Kraft ParentCo’s Committee is using a value greater than the raw median but less than a revenue-correlated median. This results in a more conservative approach to benchmarking the compensation data than simply using the revenue-correlated median.

The magnitude of the size-adjusted median (in terms of percentile ranking) typically places total compensation, as well as the individual elements of total compensation, between the raw median and the 75th percentile of the Compensation Survey Group. For perspective, Kraft ParentCo’s revenue approximates the 75th percentile of the Compensation Survey Group.

Based on compensation actions taken for each of our Named Executive Officers in 2011, target total compensation for each of them is at or below the size-adjusted median of the Compensation Survey Group, based on the latest available data reported by Aon Hewitt.

Composition and Purpose of the Performance Peer Group

Kraft ParentCo’s Committee uses the Performance Peer Group to understand the linkage of pay and performance and for determining the Relative Total Shareholder Return measure in the LTIP. For 2011, the Performance Peer Group was comprised of companies that Kraft ParentCo’s Committee considered to be Kraft ParentCo’s market competitors or that had been selected primarily on the basis of industry. In 2010, Kraft ParentCo’s Committee reviewed the composition of the Performance Peer Group and decided to include only food and non-alcoholic beverage companies. The companies in the Performance Peer Group remain unchanged since 2010.

There is substantial overlap (9 of the 12 companies) between the Performance Peer Group and the Compensation Survey Group. The primary difference between the Performance Peer Group and the Compensation Survey Group is that the Performance Peer Group companies are only food and non-alcoholic beverage companies and are included regardless of revenue size or market capitalization.

With respect to performance measures for Kraft ParentCo’s LTIP, we believe that it is relevant to compare Kraft ParentCo’s financial performance to a group of food and non-alcoholic beverage companies as it is likely that Kraft ParentCo’s shareholders are comparing their financial performance to a similar group of companies when making investment decisions. Kraft ParentCo believes that this group is less relevant when comparing compensation levels at various positions within the organization due to its size and complexity relative to several companies included in this group. The Performance Peer Group companies are:

Campbell Soup Company	H.J. Heinz Company
The Coca-Cola Company	Kellogg Company
ConAgra Foods, Inc.	Nestlé S.A.
General Mills, Inc.	PepsiCo, Inc.
Groupe Danone	Sara Lee Corporation
The Hershey Company	Unilever N.V.

Requiring Stock Ownership

To further align the interests of our senior management (approximately 190 executives), including our Named Executive Officers, with those of Kraft ParentCo’s shareholders, each executive is required to acquire and hold a significant amount of Kraft ParentCo common stock. The following chart summarizes Kraft ParentCo’s stock ownership and holding requirements. Kraft ParentCo’s Committee believes that Kraft ParentCo’s stock ownership levels will help increase the focus of our executives on improving Total Shareholder Return over time. Kraft ParentCo’s stock ownership guideline levels are greater than the median of Kraft ParentCo’s peers in the Compensation Survey Group, and Kraft ParentCo monitors compliance with these levels regularly.

Stock Ownership / Holding Requirement	Explanation of Provision

Ownership Requirement	• Eight times salary for Ms. Rosenfeld; four times salary for each other Named Executive Officer. • All Named Executive Officers have met the guidelines as of March 1, 2012.

Time to Meet Requirements

•      Five years from employment date or three years from promotion to executive level subject to requirements.

•      CEO may take further action as she deems appropriate if an executive does not meet the required ownership.

Shares Included As Ownership

•      Kraft ParentCo common stock, including sole ownership, direct purchase plan shares, restricted shares and accounts over which the executive has direct or indirect ownership or control.

•      Excludes unexercised Kraft ParentCo stock options or unearned performance shares.

Holding Requirements

•      Starting in 2011, our Named Executive Officers are required to hold 100% of all Kraft ParentCo shares acquired from stock option exercises and restricted stock and performance share vestings, net of shares withheld for taxes or payment of exercise price, until they meet stock ownership guidelines.

•      Once stock ownership guidelines are attained, a Named Executive Officer is required to hold 100% of the shares, net of shares withheld for taxes or payment of exercise price, for at least one year after stock option exercise or restricted stock or LTIP performance share vesting.

Policy on Recoupment of Executive Incentive Compensation in the Event of Certain Restatements

The Kraft ParentCo Board or an appropriate committee of the Kraft ParentCo Board may determine that, as a result of a restatement of Kraft ParentCo’s financial statements, an executive officer received more compensation than the executive officer would have received absent the incorrect financial statements. The Kraft ParentCo Board or Kraft ParentCo’s Committee, in its discretion, may then take such actions as it deems necessary or appropriate to address the events that gave rise to the restatement and to prevent its recurrence. Such actions may include, to the extent permitted by applicable law:

•	requiring the executive officer to repay some or all of any bonus or other incentive compensation paid;

•	requiring the executive officer to repay any gains realized on the exercise of stock options or on the open-market sale of vested shares;

•	canceling some or all of the executive officer’s restricted stock or deferred stock awards and outstanding stock options;

•	adjusting the executive officer’s future compensation; or

•	terminating or initiating legal action against the executive officer.

Anti-Hedging Policy and Trading Restrictions

Kraft ParentCo’s current insider trading policy limits the timing and types of transactions in Kraft ParentCo securities by Section 16 officers, including our Named Executive Officers. Among other restrictions, the policy:

•	allows Section 16 officers to trade company securities only during window periods (following earnings releases) and only after they have pre-cleared transactions;

•	prohibits Section 16 officers from short-selling company securities or “selling against the box” (failing to deliver sold securities); and

•

prohibits Section 16 officers (and any member of the Section 16 officer’s family sharing the same household) from transactions in puts, calls or other derivatives on Kraft ParentCo securities on an exchange or in any other organized market, as well as any other derivative or hedging transactions on Kraft ParentCo securities.

Policy with Respect to Qualifying Compensation for Tax Deductibility

Section 162(m) of the Code limits Kraft ParentCo’s ability to deduct compensation paid to certain of our Named Executive Officers (the covered employees) for tax purposes to $1.0 million annually. Covered employees include our principal executive officer and our next three highest paid executive officers, other than our principal financial officer. This limitation does not apply to performance-based compensation, provided certain conditions are satisfied. For 2011, annual cash incentive awards, stock options, restricted stock and performance shares awarded to covered employees were subject to, and made in accordance with, performance-based compensation arrangements previously implemented that were intended to qualify as tax-deductible.

Kraft ParentCo intends to qualify time-vested restricted stock awards granted to our covered employees using the performance-based compensation exemption. In February 2010, Kraft ParentCo’s Committee approved a formula to determine the maximum number of restricted shares that could be awarded to the covered employees contingent upon the achievement of adjusted net earnings during a one-year performance period prior to the stock grant. Under the formula, the maximum number of restricted shares that could be awarded under Kraft ParentCo’s 2011 annual restricted stock awards program was equal to 1.50% of Kraft ParentCo’s adjusted net earnings in 2010. Kraft ParentCo defined adjusted net earnings as net earnings before extraordinary items, discontinued operations and the cumulative effect of accounting changes and excluding certain other items designated by Kraft ParentCo’s Committee. In addition, Kraft ParentCo’s Amended and Restated 2005 Performance Incentive Plan limits individual annual restricted stock awards to 1.0 million shares. In February 2011, using the adjusted net earnings formula, Kraft ParentCo’s Committee determined the grant value pool for the 2011 restricted stock grant awards. The maximum award available for grant to our CEO was equal to one-third of the pool. The remaining two-thirds of the pool was available for allocation among the remaining covered employees, subject in each instance to the maximum individual award amount under Kraft ParentCo’s Amended and Restated 2005 Performance Incentive Plan.

Kraft ParentCo’s Committee has retained the discretion to authorize payments that may not be tax-deductible if it believes that such payments are in the best interest of shareholders. For example, Kraft ParentCo’s Committee decided, based on benchmarking salaries of other chief executive officers in the Compensation Survey Group, to pay Ms. Rosenfeld an annual base salary in excess of $1.0 million. Therefore, a portion of her salary was not tax-deductible in 2011. In addition, a portion of certain of the other covered employees’ income exceeded the $1.0 million tax deductibility limit in 2011 because of other elements of their annual compensation. Specifically, to the extent that a covered employee’s compensation from a combination of base salary, restricted stock vesting proceeds not intended to be performance-based, restricted stock dividends and certain taxable perquisites exceeded $1.0 million, the excess amount was not deductible in 2011.

Kraft ParentCo and Subsidiaries Reconciliation of GAAP to Non-GAAP Information

Kraft ParentCo’s Committee reviewed performance of our Named Executive Officers based on certain non-GAAP financial measures of Kraft ParentCo and two of Kraft ParentCo’s geographical units, Kraft Foods Developing Markets, which is led by Mr. Khosla, and Kraft Foods North America, which includes the North American Grocery Business and the North American portion of the Global Snacks Business and is led by Mr. Vernon. The tables below set forth reconciliations of GAAP financial measures to these non-GAAP financial measures.

Kraft ParentCo Operating Income For the Twelve Months Ended December 31, 2011 (in millions) (Unaudited)

	As Reported (GAAP)	Impact of Divestitures(1)	Impact of Integration Program Costs(2)	Impact of Currency(3)	Impact of Spin-Off Costs(4)	As Adjusted (Non-GAAP)
Segment Operating Income:
Kraft Foods North America	$4,167	$(15)	$66	$(16)	$—	$4,202
Kraft Foods Europe	1,406	—	256	(43)	—	1,619
Kraft Foods Developing Markets	2,053	—	161	(28)	—	2,186
Unrealized Gain / (Loss) on Hedging Activities	(100)	—	—	—	—	(100)
HQ Pension	(206)	—	—	—	—	(206)
General Corporate Expenses	(438)	—	38	3	46	(351)
Amortization of Intangibles	(225)	—	—	8	—	(217)

Kraft ParentCo	$6,657	$(15)	$521	$(76)	$46	$7,133

(1)	Impact of divestitures includes for reporting purposes the Starbucks CPG business.

(2)	Integration Program costs are defined as the costs associated with combining the Kraft ParentCo and Cadbury businesses, and are separate from those costs associated with the acquisition.

(3)	Impact of currency rate fluctuations is calculated based on 2011 planned rates.

(4)	Spin-Off costs include transaction fees and other costs associated with the Spin-Off.

Kraft ParentCo

Net Cash Provided by Operating Activities to Free Cash Flow

For the Twelve Months Ended December 31, 2011

(in millions) (Unaudited)

	0000000	0000000	0000000
	North America	Developing Markets	Kraft ParentCo
Net Cash Provided by Operating Activities (GAAP)	$3,431	$1,384	$4,520
Capital Expenditures	(680)	(713)	(1,771)

Free Cash Flow (Non-GAAP)	$2,751	$671	$2,749

Kraft ParentCo — Kraft Foods Developing Markets

Net Revenues

For the Twelve Months Ended December 31, 2011 and 2010

(in millions) (Unaudited)

								Add back:
	As Reported (GAAP)	Impact of Divestitures	Impact of Acquisitions(1)	Impact of Integration Program Costs	Impact of Accounting Calendar Changes(2)	Impact of Currency	Organic (Non-GAAP)	Impact of Acquisitions- Cadbury(1)	Impact of Divestitures - Cadbury's Poland and Romania Operations(1)	Impact of Currency - Cadbury(1)	Combined Organic (Non-GAAP)
2011

Kraft Foods Developing Markets	$15,821	$—	$(379)	$1	$(183)	$(397)	$14,863	$379	$—	$(16)	$15,226

2010

Kraft Foods Developing Markets	13,613	(105)	—	1	(148)	—	13,361	315	(12)	—	13,664

				% Change
	As Reported (GAAP)	Organic (Non-GAAP)	Combined Organic (Non-GAAP)	As Reported (GAAP)	Organic (Non-GAAP)	Combined Organic (Non-GAAP)
2011

Kraft Foods Developing Markets	$15,821	$14,863	$15,226	16.2%	11.2%	11.4%

2010

Kraft Foods Developing Markets	13,613	13,361	13,664

(1)	Impact of acquisitions for 2011 reflects the incremental January 2011 operating results from Kraft ParentCo’s Cadbury acquisition on February 2, 2010. For 2010, the impact of acquisitions reflects the pro forma operating results of Cadbury from January 2010, adjusted from IFRS to U.S. GAAP and translated to U.S. dollar from local countries' currencies. This 2010 data is presented on a combined company, pro forma basis.

(2)	Favorable effect of accounting calendar changes in 2011 and 2010 and, for certain countries included in Kraft Foods Developing Markets, a 53rd week of shipments in 2011.

Kraft ParentCo and Kraft Foods North America

Net Revenues

For the Twelve Months Ended December 31, 2011 and 2010

(in millions) (Unaudited)

								% Change
	As Reported (GAAP)	Impact of Divestitures(1)	Impact of Acquisitions(2)	Impact of Integration Program Costs	Impact of Accounting Calendar Changes(3)	Impact of Currency	Organic (Non-GAAP)	As Reported (GAAP)	Organic (Non-GAAP)
2011

Kraft Foods North America	$25,188	$(91)	$(117)	$—	$(294)	$(136)	$24,550	5.1%	4.8%
Kraft ParentCo	54,365	(91)	(697)	1	(880)	(1,165)	51,533	10.5%	6.6%

2010

Kraft Foods North America	23,966	(547)	—	—	—	—	23,419
Kraft ParentCo	49,207	(652)	—	1	(193)	—	48,363

(1)	Impact of divestitures includes for reporting purposes the Starbucks CPG business.

(2)	Impact of acquisitions for 2011 reflects the incremental January 2011 operating results from Kraft ParentCo’s Cadbury acquisition on February 2, 2010.

(3)	Favorable effect of accounting calendar changes in 2011 and 2010 and a 53rd week of shipments in 2011.

Executive Compensation Tables

The Executive Compensation Tables present historical compensation information for our Named Executive Officers in 2011. As further described under “—Compensation Discussion and Analysis,” upon the completion of the Spin-Off, Irene Rosenfeld, our President and CEO, David Brearton, our Executive Vice President and Chief Financial Officer, Sanjay Khosla, our Executive Vice President, and Mary Beth West, our Executive Vice President and Chief Marketing Officer, will resign from their positions with us and continue to serve in their current roles at Kraft ParentCo. In addition, following the Spin-Off, W. Anthony Vernon, who is currently our President, Kraft Foods North America, will resign from his role at Kraft ParentCo and will be employed by us as our new CEO, and Timothy McLevish, who is currently our Executive Vice President, will resign from his role at Kraft ParentCo and will be employed by us as our Executive Vice President and Chief Financial Officer. For more information regarding our executive management team following the Spin-Off, see “Management.”

2011 Summary Compensation Table

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)	Stock Awards(1) ($)	Option Awards(2) ($)	Annual Incentive Awards(3) ($)	Cumulative Three-Year (2007–2009) Incentive Plan Awards ($)	Total Non- Equity Incentive Plan Compen- sation ($)	Change in Pension Value(4) ($)	All Other Compen- sation(5) ($)	Total Compen- sation ($)
Rosenfeld, Irene	2011	1,540,712	7,754,472	1,933,709	4,232,000	—	4,232,000	6,207,428	276,373	21,944,694
President and Chief Executive Officer	2010	1,503,231	7,394,668	2,095,203	2,130,810	—	2,130,810	5,812,189	351,882	19,287,983
	2009	1,470,000	7,829,371	1,857,776	3,956,000	6,628,125	10,584,125	4,240,935	362,994	26,345,201

Brearton, David(6)	2011	619,327	893,762	325,953	742,900	—	742,900	940,758	62,553	3,585,253
Executive Vice President and Chief Financial Officer

McLevish, Timothy(7)	2011	758,081	2,066,667	542,976	980,000	—	980,000	292,451	90,244	4,730,419
Executive Vice President and former Chief Financial Officer	2010	736,923	1,956,975	566,795	665,000	—	665,000	268,411	115,752	4,309,856
	2009	700,000	1,941,578	396,854	1,287,000	792,219	2,079,219	185,003	103,224	5,405,878

Khosla, Sanjay	2011	751,019	1,493,661	361,997	1,036,000	—	1,036,000	372,165	94,199	4,109,041
Executive Vice President	2010	734,769	1,374,580	321,272	847,200	—	847,200	297,788	101,118	3,676,727
	2009	720,000	2,389,562	215,472	1,050,000	900,583	1,950,583	237,206	275,190	5,788,013

Vernon, W. Anthony	2011	758,081	2,016,702	506,803	1,167,000	—	1,167,000	—	133,055	4,581,641
President, Kraft Foods North America	2010	743,462	1,900,236	491,266	409,450	—	409,450	—	113,413	3,657,827

West, Mary Beth	2011	657,346	1,297,769	307,699	1,050,000	—	1,050,000	819,804	71,403	4,204,021
Executive Vice President and Chief Marketing Officer

(1)	The stock awards column includes restricted stock and performance shares. The amounts shown in this column represent the full grant date fair value of the stock awards granted in each year as computed in accordance with FASB ASC Topic 718. For performance shares, the amounts are based on the probable outcome of the performance conditions as of the grant date. Assumptions used in calculating these amounts are included in Note 9, “Stock Benefit Plans,” to our audited combined financial statements included in this Information Statement. Below is a breakout of the 2011–2013, 2010–2012 and 2009–2011 performance share grant date fair values assuming target performance and maximum performance (in the case of maximum, based on the maximum number of shares multiplied by the stock price on the grant date).

Name	Performance Cycle	Grant Date Fair Value ($)	Payment at Maximum Performance ($)
Ms. Rosenfeld	2011–2013	5,083,400	9,847,733
	2010–2012	4,621,521	9,114,527
	2009–2011	3,732,819	7,350,480

Mr. Brearton	2011–2013	443,312	858,799

Mr. McLevish	2011–2013	1,316,552	2,550,469
	2010–2012	1,206,783	2,380,008
	2009–2011	1,066,480	2,100,060

Mr. Khosla	2011–2013	993,372	1,924,393
	2010–2012	949,354	1,872,309
	2009–2011	914,283	1,800,360

Mr. Vernon	2011–2013	1,316,552	2,550,469
	2010–2012	1,250,011	2,465,262

Ms. West	2011–2013	872,587	1,690,405

(2)	The option awards column includes option awards granted in 2011, 2010 and 2009. The amounts shown in this column represent the full grant date fair value of the option awards granted in each year as computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 9, “Stock Benefit Plans,” to our audited combined financial statements included in this Information Statement.

(3)	The amounts shown in this column represent awards paid under Kraft ParentCo’s Annual Cash Incentive Program. Awards are paid in March of the following plan year.

(4)	The amounts shown in this column for Mses. Rosenfeld and West and Messrs. Brearton, McLevish and Khosla represent the aggregate increase in the actuarial present value of each Named Executive Officer’s benefits under Kraft ParentCo’s U.S. Tax-Qualified Pension Plan and other U.S. supplemental defined benefit pension plans. U.S. employees hired on or after January 1, 2009, including Mr. Vernon, are not eligible to participate in the U.S. pension plans. However, Mr. Vernon is eligible to participate in an enhanced defined contribution plan similar to all other U.S. employees hired after December 31, 2008. For Mr. Brearton, the amount includes benefits earned under a Canadian pension plan and Canadian non-registered pension plan.

(5)	The amounts shown in the “All Other Compensation” column for 2011 include the following:

	I. Rosenfeld ($)	D. Brearton ($)	T. McLevish ($)	S. Khosla ($)	W. Vernon ($)	M. West ($)
Personal use of company aircraft(a)	86,881	—	—	—	—	—
Car expenses	24,274	15,000	18,705	14,779	15,000	15,652
Financial counseling allowance	—	7,500	7,500	7,500	5,075	7,500
Employer match on defined contribution plans	165,218	40,053	64,039	71,920	112,980	48,251
Total All Other Compensation	276,373	62,553	90,244	94,199	133,055	71,403

(a)	For reasons of security and personal safety, Kraft ParentCo requires Ms. Rosenfeld to use its aircraft for all travel. The incremental cost of personal use of the aircraft includes the costs of trip-related crew hotels and meals, in-flight food and beverages, landing and ground handling fees, hourly maintenance contract costs, hangar or aircraft parking costs, fuel costs based on the average annual cost of fuel per hour flown and other smaller variable costs. Fixed costs that would be incurred in any event to operate Kraft ParentCo’s aircraft (for example, aircraft purchase costs, maintenance not related to personal trips and flight crew salaries) are not included in the incremental cost of Ms. Rosenfeld’s use of the aircraft. Ms. Rosenfeld is responsible for taxes in connection with her personal use of Kraft ParentCo’s aircraft and is not reimbursed for these taxes.

(6)	Mr. Brearton was appointed Chief Financial Officer effective May 9, 2011. Prior to that, he served as our Executive Vice President.

(7)	Mr. McLevish served as our Chief Financial Officer until May 9, 2011, when Mr. Brearton’s appointment as Chief Financial Officer became effective. Mr. McLevish continues to serve as our Executive Vice President.

2011 Grants of Plan-Based Awards

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)		Estimated Future Payouts Under Equity Incentive Plan Awards(2)		All Other Stock Awards: Number of Shares of Stock or Units(3) (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise Price of Option Awards(4) ($/Share)	Grant Date Fair Value of Stock and Option Awards(5) ($)
Name	Grant Date	Grant Type	Target ($)	Maximum ($)	Target (#)	Maximum (#)
Ms. Rosenfeld	—	AIP	2,325,000	5,812,500	—	—	—	—	—	—
	01/03/2011	Performance Shares	—	—	155,720	311,440	—	—	—	5,083,400
	02/23/2011	Restricted Shares	—	—	—	—	83,930	—	—	2,671,072
	02/23/2011	Stock Options	—	—	—	—	—	503,570	31.825	1,933,709
Mr. Brearton	—	AIP	546,534	1,366,335			—	—	—	—
	01/03/2011	Performance Shares	—	—	13,580	27,160	—	—	—	443,312
	02/23/2011	Restricted Shares	—	—	—	—	7,860	—	—	250,145
	02/23/2011	Stock Options	—	—	—	—	—	47,140	31.825	181,018
	05/09/2011	Restricted Shares	—	—	—	—	5,900	—		200,305
	05/09/2011	Stock Options	—	—	—	—	—	35,350	33.950	144,935
Mr. McLevish	—	AIP	684,900	1,712,250	—	—	—	—	—	—
	01/03/2011	Performance Shares	—	—	40,330	80,660	—	—	—	1,316,552
	02/23/2011	Restricted Shares	—	—	—	—	23,570	—	—	750,115
	02/23/2011	Stock Options	—	—	—	—	—	141,400	31.825	542,976
Mr. Khosla	—	AIP	604,000	1,510,000	—	—	—	—	—	—
	01/03/2011	Performance Shares	—	—	30,430	60,860	—	—	—	993,372
	02/23/2011	Restricted Shares	—	—	—	—	15,720	—	—	500,289
	02/23/2011	Stock Options	—	—	—	—	—	94,270	31.825	361,997
Mr. Vernon	—	AIP	684,900	1,712,250	—	—	—	—	—	—
	01/03/2011	Performance Shares	—	—	40,330	80,660	—	—	—	1,316,552
	02/23/2011	Restricted Shares	—	—	—	—	22,000	—	—	700,150
	02/23/2011	Stock Options	—	—	—	—	—	131,980	31.825	506,803
Ms. West	—	AIP	528,000	1,320,000	—	—	—	—	—	—
	01/03/2011	Performance Shares	—	—	26,730	53,460	—	—	—	872,587
	02/23/2011	Restricted Shares	—	—	—	—	13,360	—	—	425,182
	02/23/2011	Stock Options	—	—	—	—	—	80,130	31.825	307,699

(1)	The target amounts represent the potential cash payout if both business and individual performance are at target levels under Kraft ParentCo’s 2011 Annual Cash Incentive Program (AIP). Actual amounts under Kraft ParentCo’s 2011 Annual Cash Incentive Program were paid in March 2012 and are disclosed in the 2011 Summary Compensation Table. The maximum amounts are equal to 250% of target.

(2)	The performance shares are granted under Kraft ParentCo’s 2011–2013 LTIP. The target number of shares shown in the table reflects the number of shares of Kraft ParentCo common stock that will be earned if each performance metric reaches target levels. Actual shares awarded under the 2011–2013 LTIP are scheduled to be paid in March 2014. No dividends or dividend equivalents are paid or earned on unvested performance shares.

(3)	Dividends are paid on the unvested restricted stock at the same rate as on Kraft ParentCo’s common stock.

(4)	The exercise price of the stock option awards represents the fair market value (average of high and low stock prices) of Kraft ParentCo common stock on the grant date. For the stock options granted on February 23, 2011, the exercise price is greater than the closing stock price ($31.68) on that date. For the stock options granted on May 9, 2011, the exercise price is lower than the closing stock price ($34.04) on that date.

(5)	The amounts represent the grant date fair value of the awards as computed in accordance with FASB ASC Topic 718.

2011 Outstanding Equity Awards at Fiscal Year-End

		Option Awards					Stock Awards
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested(2) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(2) ($)
Ms. Rosenfeld	05/03/2007	—	—	300,000	33.140	05/02/2017	—	—	—	—
	02/04/2008	524,000	—	—	29.485	02/02/2018	—	—	—	—
	02/20/2009	—	—	—	—	—	173,300	6,474,488	—	—
	02/20/2009	457,512	235,688	—	23.639	02/20/2019	—	—	—	—
	01/04/2010	—	—	—	—	—	—	—	166,780	6,230,901
	02/23/2010	—	—	—	—	—	95,150	3,554,804	—	—
	02/23/2010	188,397	382,503	—	29.145	02/21/2020	—	—	—	—
	01/03/2011	—	—	—	—	—	—	—	155,720	5,817,699
	02/23/2011	—	—	—	—	—	83,930	3,135,625	—	—
	02/23/2011	—	503,570	—	31.825	02/23/2021	—	—	—	—

Mr. Brearton	02/04/2008	50,880	—	—	29.485	02/02/2018	—	—	—	—
	02/20/2009	—	—	—	—	—	15,870	592,903	—	—
	02/20/2009	41,896	21,584	—	23.639	02/20/2019	—	—	—	—
	01/04/2010	—	—	—	—	—	—	—	15,250	569,740
	02/23/2010	—	—	—	—	—	8,580	320,549	—	—
	02/23/2010	16,988	34,492	—	29.145	02/21/2020	—	—	—	—
	01/03/2011	—	—	—	—	—	—	—	13,580	507,349
	02/23/2011	—	—	—	—	—	7,860	293,650	—	—
	02/23/2011	—	47,140	—	31.825	02/23/2021	—	—	—	—
	05/09/2011	—	—	—	—	—	5,900	220,424	—	—
	05/09/2011	—	35,350	—	33.950	05/09/2021	—	—	—	—

Mr. McLevish	02/04/2008	95,000	—	—	29.485	02/02/2018	—	—	—	—
	02/20/2009	—	—	—	—	—	37,020	1,383,067	—	—
	02/20/2009	97,732	50,348	—	23.639	02/20/2019	—	—	—	—
	01/04/2010	—	—	—	—	—	—	—	43,550	1,627,028
	02/23/2010	—	—	—	—	—	25,740	961,646	—	—
	02/23/2010	50,965	103,475	—	29.145	02/21/2020	—	—	—	—
	01/03/2011	—	—	—	—	—	—	—	40,330	1,506,729
	02/23/2011	—	—	—	—	—	23,570	880,575	—	—
	02/23/2011	—	141,400	—	31.825	02/23/2021	—	—	—	—

Mr. Khosla	02/04/2008	62,760	—	—	29.485	02/02/2018	—	—	—	—
	02/20/2009	—	—	—	—	—	62,410	2,331,638	—	—
	02/20/2009	27,064	27,336	—	23.639	02/20/2019	—	—	—	—
	01/04/2010	—	—	—	—	—	—	—	34,260	1,279,954
	02/23/2010	—	—	—	—	—	14,590	545,082	—	—
	02/23/2010	28,888	58,652	—	29.145	02/21/2020	—	—	—	—
	01/03/2011	—	—	—	—	—	—	—	30,430	1,136,865
	02/23/2011	—	—	—	—	—	15,720	587,299	—	—
	02/23/2011	—	94,270	—	31.825	02/23/2021	—	—	—	—

Mr. Vernon	08/17/2009	—	—	—	—	—	11,970	447,199	—	—
	01/04/2010	—	—	—	—	—	—	—	45,110	1,685,310
	02/23/2010	—	—	—	—	—	22,310	833,502	—	—
	02/23/2010	44,173	89,687	—	29.145	02/21/2020	—	—	—	—
	01/03/2011	—	—	—	—	—	—	—	40,330	1,506,729
	02/23/2011	—	—	—	—	—	22,000	821,920	—	—
	02/23/2011	—	131,980	—	31.825	02/23/2021	—	—	—	—

		Option Awards					Stock Awards
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested(2) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(2) ($)
Ms. West	02/04/2008	40,720	—	—	29.485	02/02/2018	—	—	—	—
	02/20/2009	—	—	—	—	—	13,750	513,700	—	—
	02/20/2009	18,150	18,700	—	23.639	02/20/2019	—	—	—	—
	01/04/2010	—	—	—	—	—	—	—	14,000	523,040
	02/23/2010	—	—	—	—	—	8,580	320,549	—	—
	02/23/2010	16,988	34,492	—	29.145	02/21/2020	—	—	—	—
	08/01/2010	—	—	—	—	—	5,940	221,918	—	—
	08/01/2010	11,880	23,760	—	29.500	08/01/2020	—	—	—	—
	01/03/2011	—	—	—	—	—	—	—	26,730	998,633
	02/23/2011	—	—	—	—	—	13,360	499,130	—	—
	02/23/2011	—	80,130	—	31.825	02/23/2021	—	—	—	—

(1)	The vesting schedule for all outstanding stock and stock options is as follows:

Grant Date	Grant Type	Vesting Schedule
05/03/2007	Stock options

One-half of the shares under this performance-contingent stock option vests if the price of Kraft ParentCo common stock maintains an average trading price of $38.11 over a consecutive ten-day period during the ten-year term of the stock option award. On January 20, 2012, 150,000 option shares vested under the terms of the award.

The remaining 150,000 option shares will vest only if the price of Kraft ParentCo common stock maintains an average trading price of $41.43 for a consecutive ten-day period during the ten-year term of the stock option award.

02/04/2008	Stock options	First tranche (33%) vests on 02/04/2009, second tranche (33%) vests on 02/04/2010 and last tranche (34%) vests on 02/04/2011.

02/20/2009	Restricted shares	100% of award vests on 02/17/2012.

02/20/2009	Stock options	First tranche (33%) vests on 02/19/2010, second tranche (33%) vests on 02/18/2011 and last tranche (34%) vests on 02/17/2012.

08/17/2009	Restricted shares	First tranche (33%) vests on 08/17/2010, second tranche (33%) vests on 08/17/2011 and last tranche (34%) vests on 08/17/2012.

01/04/2010	Performance shares	100% of award vests on 12/31/2012, subject to the approval of Kraft ParentCo’s Committee and satisfaction of the performance criteria. Payment of the shares, if any, will be made in March 2013.

02/23/2010	Restricted shares	100% of award vests on 02/22/2013.

02/23/2010	Stock options	First tranche (33%) vests on 02/22/2011, second tranche (33%) vests on 02/22/2012 and last tranche (34%) vests on 02/22/2013.

08/01/2010	Restricted shares	100% of award vests on 08/01/2013.

08/01/2010	Stock options	Options vest in three equal installments on 08/01/2011, 08/01/2012 and 08/01/2013.
01/03/2011	Performance shares	100% of award vests on 12/31/2013, subject to the approval of Kraft ParentCo’s Committee and satisfaction of the performance criteria. Payment of the shares, if any, will be made in March 2014.

02/23/2011	Restricted shares	100% of award vests on 02/24/2014.

02/23/2011	Stock options	First tranche (33%) vests on 02/23/2012, second tranche (33%) vests on 02/25/2013 and last tranche (34%) vests on 02/24/2014.

05/09/2011	Restricted shares	100% of award vests on 05/09/2014.

05/09/2011	Stock options	Options vest in three equal installments on 05/09/2012, 05/09/2013 and 05/09/2014.

(2)	The market value of the shares that have not vested is based on the closing price of Kraft ParentCo common stock of $37.36 on December 30, 2011, as reported on the NYSE.

2011 Option Exercises and Stock Vested

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise(1) ($)	Number of Shares Acquired on Vesting(2) (#)	Value Realized on Vesting(1) ($)
Ms. Rosenfeld	—	—	548,814	19,318,067
Mr. Brearton	45,170	163,733	31,925	1,119,401
Mr. McLevish	—	—	78,585	2,810,808
Mr. Khosla	26,000	288,899	62,700	2,266,495
Mr. Vernon	—	—	68,765	2,570,398
Ms. West	35,500	116,620	27,805	981,516

(1)	The amounts shown are calculated based on the closing market price of Kraft ParentCo common stock on the date of exercise or vesting.

(2)	The amounts shown include performance shares awarded under Kraft ParentCo’s 2009–2011 LTIP with a performance cycle which ended on December 31, 2011.

2011 Pension Benefits

		Number of Years of Credited Service(1)	Present Value of Accumulated Benefits(2)	Payments During Last Fiscal Year
Name	Plan Name	(#)	($)	($)
Ms. Rosenfeld	Kraft Foods Global, Inc. Retirement Plan	29.2	1,113,497	—
	Kraft Foods Global, Inc. Supplemental Benefits Plan I	29.2	21,890,754	—
	Kraft Foods Global, Inc. Supplemental Benefits Plan II	1.7(3)	1,399,667	—
Mr. Brearton	Kraft Foods Global, Inc. Retirement Plan	15.7	584,408	—
	Kraft Foods Global, Inc. Supplemental Benefits Plan I	15.7	2,504,382	—
	Kraft Canada Retirement Plan(4)	11.8	249,815
Mr. McLevish	Kraft Foods Global, Inc. Retirement Plan	4.3	135,043	—
	Kraft Foods Global, Inc. Supplemental Benefits Plan I	4.3	701,920	—
Mr. Khosla	Kraft Foods Global, Inc. Retirement Plan	5.0	165,654	—
	Kraft Foods Global, Inc. Supplemental Benefits Plan I	5.0	955,278	—
Ms. West	Kraft Foods Global, Inc. Retirement Plan	25.6	633,564	—
	Kraft Foods Global, Inc. Supplemental Benefits Plan I	25.6	1,783,021	—

(1)	The years of credited service under the plans are equivalent to the years of total service for the Named Executive Officers through December 31, 2011, unless otherwise noted.

(2)	For Mses. Rosenfeld and West and Messrs. Brearton, McLevish and Khosla, the amounts reflect the actuarial present value of benefits accumulated under the respective retirement plans, in accordance with the same assumptions and measurement dates disclosed in Note 10, “Pension and Other Postemployment Benefit Plans,” to our audited combined financial statements included in this Information Statement.

The assumptions for each of the plans are as follows:

•

Assumes commencement at the earliest age that participants would be eligible for an unreduced pension benefit, which is age 62 for Mses. Rosenfeld and West and Mr. Brearton and 65 for Messrs. McLevish and Khosla. Present value amounts are discounted for current age;

•	Measurement date of December 31, 2011;

•	Discount rate of 4.9%; and

•	RP 2000 Mortality Table Projected to 2011.

For Mr. Brearton, the amount also reflects the actuarial present value of benefits accumulated under the Kraft Canada Retirement Plan.

The assumptions for this plan are as follows:

•	Assumes commencement at the earliest age that participants would be eligible for an unreduced pension benefit, which is age 60. Present value amounts are discounted for current age;

•	Measurement date of December 31, 2011;

•	Discount rate of 4.25%; and

•	RP 2000 Mortality Table Projected to 2011.

(3)	Reflects the number of years of credited service, which includes an enhanced pension benefit that provides for additional credited service during the period between 2004 and 2006.

(4)	Mr. Brearton has service under Kraft ParentCo’s U.S. and Canadian pension plans. According to the Kraft Foods Global, Inc. Retirement Plan, or the “U.S. Plan,” policy on retirement benefits, or the “Retirement Benefits Policy,” eligible active employees who transfer from a non-U.S. affiliate directly to a U.S. affiliate will be provided a benefit from the U.S. Plan using service recognized by the U.S. Plan after the date of transfer to the U.S. affiliate, as well as all years of “Relevant Service” under the non-U.S. Plan.

Under the Retirement Benefits Policy, the benefit is calculated as follows:

Based on the current benefit formula for the U.S. Plan, the employee’s pension benefit under the U.S. Plan will be equal to the sum of:

•

the benefit calculated under the formula in the U.S. Plan, except that “years of service” are equal to service on and after the date of transfer while the employee is a participant in the U.S. Plan, plus Relevant Service minus

•	the benefit earned and either paid or payable under the non-U.S. Plan(s) based on Relevant Service.

A participant who is eligible for the Retirement Benefits Policy receives benefits equal to the sum of:

•	the actual benefit earned under the non-U.S. Plan; plus, the greater of

(a)	the benefit under the U.S. Plan calculated under the Retirement Benefits Policy; and
(b)	the benefit earned under the U.S. Plan, based on years of service on and after the date of transfer while the employee is a participant in the U.S. Plan.

Retirement Benefit Plan Descriptions

Both the qualified and supplemental retirement plans are generally offered to executive officers, including the Named Executive Officers, and vary by country.

Kraft Foods Global, Inc. Retirement Plan

Beginning January 1, 2009, this program is not offered to newly hired U.S. employees. However, all eligible full-time and part-time U.S. employees hired before January 1, 2009, including Mses. Rosenfeld and West and Messrs. McLevish and Khosla, are covered automatically in Kraft ParentCo’s funded non-contributory, tax-qualified defined benefit plan. Mr. Vernon, hired after December 31, 2008, is not eligible for this program. Mr. Vernon, similar to all other U.S. employees hired after December 31, 2008, is eligible to participate in an enhanced defined contribution plan, which is described under “—2011 Non-Qualified Deferred Compensation Benefits” and “—U.S. Supplemental Defined Contribution Plan” below.

Benefits under this plan are payable upon retirement in the form of an annuity or a lump sum (if the employee was hired before 2004). Normal retirement under this plan is defined as age 65 with five years of vesting service, at which point participants are eligible to receive an unreduced benefit. Vested participants may elect to receive benefits before age 65, but the amount is reduced as benefits are paid over a longer period of time. Participants must have at least five years of service to become vested.

The formula used to calculate a benefit is equal to the following:

•	1.3% of final average pay up to the Social Security covered compensation amount multiplied by years of service up to 30; plus

•	1.675% of final average pay in excess of the Social Security covered compensation amount, multiplied by years of service up to 30; plus

•

0.5% of final average pay multiplied by years of service in excess of 30. Final average pay is defined as the greater of (a) the average of an executive officer’s salary plus annual bonus during the last 60 consecutive months of service before separation and (b) the five highest consecutive calendar years of salary plus annual bonus out of the last ten years prior to separation. Social Security covered compensation is an amount equal to the average of the Social Security taxable wage bases for the 35-year period that ends in the year the participant reaches age 65. (If you were born between 1938 and 1954, the 35–year average ends in the year you reach age 66. If you were born after 1954, the 35–year average ends in the year you reach age 67). The IRS has established certain limits on how much employees may receive from this plan.

As of December 31, 2011, Ms. Rosenfeld is eligible to retire under the Kraft Foods Global, Inc. Retirement Plan. Employees hired before January 1, 2004, with at least ten years of service, are eligible to retire under this plan at age 55. The benefits payable to employees eligible to retire before age 62 are reduced by 3% each year (maximum 20%) between age 62 and the year that the employee retires.

Kraft Foods Global, Inc. Supplemental Benefits Plan I

The Code limits the amount employees may receive from the tax-qualified pension plan. Therefore, Kraft ParentCo offers a Supplemental Defined Benefit Pension Plan and several Named Executive Officers participate in this plan. Beginning January 1, 2009, this program is not offered to newly hired U.S. employees. However, all eligible full-time and part-time U.S. employees hired before January 1, 2009, including Mses. Rosenfeld and West and Messrs. McLevish and Khosla, may participate in this unfunded plan that provides for the difference between what would have been payable based upon the pension plan formula stated above absent the applicable Code limits and the amount actually payable from the Kraft Foods Global, Inc. Retirement Plan. Additionally, any eligible base salary and annual cash incentive deferrals made under the voluntary non-qualified deferred compensation plan are considered non-qualified earnings and are subsequently paid out under this plan regardless of whether or not the executive exceeds the applicable Code limits. Mr. Vernon, hired after December 31, 2008, is not eligible for this program. Mr. Vernon is eligible to participate in an enhanced defined contribution plan, which is described under “—2011 Non-Qualified Deferred Compensation Benefits” and “—U.S. Supplemental Defined Contribution Plan” below. As of December 31, 2011, Ms. Rosenfeld is eligible to retire under the Kraft Foods Global, Inc. Supplemental Benefits Plan I. Employees hired before January 1, 2004, with at least ten years of service, are eligible to retire under this plan at age 55. The benefits payable to employees eligible to retire before age 62 are reduced by 3% each year (maximum 20%) between age 62 and the year that the employee retires.

Kraft Foods Global, Inc. Supplemental Benefits Plan II—Ms. Rosenfeld

Ms. Rosenfeld’s employment offer letter provided her with credited service during the period she was not working for Kraft ParentCo between 2004 and 2006. This enhanced pension benefit was part of a broader incentive program designed to compensate Ms. Rosenfeld for the forfeiture of benefits at her prior employer, as well as to encourage her to return to Kraft ParentCo.

As of December 31, 2011, Ms. Rosenfeld is eligible to retire under the Kraft Foods Global, Inc. Supplemental Benefits Plan II. The benefits payable to Ms. Rosenfeld before age 62 are reduced by 3% each year (maximum 20%) between age 62 and the year that she retires.

Kraft Canada, Inc. Retirement Plan for Canadian Salaried Employees of Kraft Canada, Inc.—Mr. Brearton

All eligible full-time and part-time General Foods Canadian salaried employees hired before January 1, 1991, including Mr. Brearton, are eligible to participate in our funded non-contributory, tax-qualified defined pension plan. Benefits under this plan are payable upon retirement in the form of a monthly pension payment. Normal retirement under this plan is defined as age 65, at which point participants are eligible to receive an unreduced benefit. Participants may elect to receive benefits before age 65 but the amount is reduced as benefits are paid over a longer period of time. Participants under age 55 must have at least two years of service to become vested. Participants over age 55 are immediately vested.

The formula used to calculate a benefit is equal to the following:

Post December 31, 1986—1.25% of final average earnings (five years) less 1.4285% of the Kraft Canada Retirement Plan benefit, multiplied by credited service in the plan (maximum 35 years).

Pre January 1, 1987—Better of:

•	1.25% of final average earnings (five years) less 1.4285% times 0.5 of the Kraft Canada Retirement Plan benefit, multiplied by credited service in the plan (maximum 30 years), or

•	1.00% of final average earnings (five years) multiplied by credited service in the plan (maximum 30 years).

Employees hired before January 1, 1991 are eligible to retire under this plan at age 55. The benefits payable to employees eligible to retire before age 65 are reduced by 4% for each year (maximum 20%) between age 55 and age 60. The benefits are unreduced after age 60.

Kraft Canada Supplemental Benefits Plan—Mr. Brearton

The Canadian government limits the amount employees may receive from the tax-qualified pension plan. Therefore, Kraft ParentCo offers a Supplemental Defined Benefit Pension. All eligible full-time and part-time salaried employees may participate in this unfunded plan that provides for the difference between what would have been payable based upon the pension plan formula stated above and the amount actually payable from the Kraft Canada, Inc. Retirement Plan. Eligible employees may retire under this plan at age 55. The benefits payable to employees eligible to retire before age 65 are reduced by 4% each year (maximum 20%) between age 55 and age 60. The benefits are unreduced after age 60.

2011 Non-Qualified Deferred Compensation Benefits

Name	Executive Contributions in 2011(1) ($)	Registrant Contributions in 2011(2) ($)	Aggregate Earnings in 2011(3) ($)	Aggregate Withdrawals/ Distributions in 2011 ($)		Aggregate Balance as of December 31, 2011(4) ($)
Ms. Rosenfeld	205,591	154,193	224,065	5,385,893	(5)	4,850,812
Mr. Brearton	211,830	29,028	51,580	—		2,337,411
Mr. McLevish	176,712	53,014	27,437	—		984,577
Mr. Khosla	202,983	60,895	34,223	—		1,211,152
Mr. Vernon	55,352	90,930	6,257	—		274,375
Ms. West	52,341	39,256	15,446	—		541,995

(1)	All executive contributions made in 2011 were under Kraft ParentCo’s U.S. Supplemental Defined Contribution Plan. Amounts are deferred from base salary and amounts paid in 2011 under the Annual Cash Incentive Program are included in the 2011 Summary Compensation Table. The amount of executive contributions in 2011 attributable to base salary and Annual Cash Incentive Program awards for the participating Named Executive Officers is as follows:

Name	Base Salary ($)	Annual Cash Incentive Program Award ($)
Ms. Rosenfeld	77,743	127,848
Mr. Brearton	76,455	135,375
Mr. McLevish	92,077	84,635
Mr. Khosla	91,307	111,676
Mr. Vernon	36,831	18,521
Ms. West	31,941	20,400

(2)	The amounts in this column are also included in the “All Other Compensation” column in the 2011 Summary Compensation Table.

(3)	The amounts in this column are at market rates and are not reflected in the 2011 Summary Compensation Table.

(4)	The aggregate balance includes amounts that were reported as compensation for our Named Executive Officers in prior years. Amounts reported attributable to base salary, Annual Cash Incentive Program awards or all other compensation that were reported in the Summary Compensation Table of previously filed Kraft ParentCo proxy statements for the participating Named Executive Officers are as follows: Ms. Rosenfeld—$3,509,299; Mr. McLevish—$695,256; Mr. Khosla—$862,222; and Mr. Vernon—$119,769.

(5)	Ms. Rosenfeld received a distribution from her Kraft Executive Deferred Compensation Plan Account in this amount.

U.S. Supplemental Defined Contribution Plan

Because the Code limits the amount that may be contributed to the tax-qualified defined contribution plan on behalf of an employee, Kraft ParentCo offers a Supplemental Defined Contribution Plan. Mses. Rosenfeld and West and Messrs. McLevish, Khosla and Vernon contributed to the Supplemental Defined Contribution Plan in 2011. This is an unfunded plan that allows eligible employees to defer a portion of their annual compensation (base salary and annual cash incentive awards) and receive corresponding Kraft ParentCo matching amounts to the extent that their contributions to the tax-qualified defined contribution plan (and the corresponding Kraft ParentCo matching contributions) are limited by Code Section 401(a)(17) or 415. Executives must defer receipt of the payments until retirement. Executive contributions and employer matching amounts earn the same rate of return as the Interest Income Fund, which is a market rate fund available to employees in the tax-qualified defined contribution plan. The rate of return under this investment fund in 2011 was 3.18%.

U.S. Executive Deferred Compensation Plan

The Kraft Foods U.S. Executive Deferred Compensation Plan is a non-qualified plan that allows our Named Executive Officers to defer, on a pre-tax basis, up to 50% of salary and up to 100% of their annual and long-term cash incentives. The investment choices are similar to those offered to eligible employees in our U.S. 401(k) plan. Participants may elect to defer their compensation until termination of employment or retirement. They may also elect to receive distributions of their accounts while still employed with Kraft ParentCo, but the plan requires a minimum deferral period of two years. Distributions may be made in a lump sum or in annual installments of between two and ten years.

Potential Payments upon Termination or Change in Control

The tables and narrative below describe the potential payments to each Named Executive Officer upon termination. Other than the types of compensation and benefits described in the tables below or as would be received by all other salaried employees, no other payments are earned by or would be awarded to the Named Executive Officers. In accordance with SEC rules, all information described in this section is presented as if a triggering event occurred on December 31, 2011.

Involuntary Termination Without Cause (Non-Change in Control Event)

Kraft ParentCo may provide separation pay and benefits to its employees, including our Named Executive Officers, in the event of an involuntary termination without cause. In these circumstances, Kraft ParentCo has a separation pay plan in the United States that provides employees a payment equal to one month of salary for every year of service up to a maximum of 12 months, assuming at least five years of service.

Under the plan, an involuntary termination without cause is any company-initiated termination for reasons other than:

•	continued failure to substantially perform the job duties, other than a failure resulting from incapacity due to disability;

•	gross negligence, dishonesty or violation of any reasonable company rule or regulation if the violation results in significant damage to Kraft ParentCo; or

•	engaging in other conduct that adversely reflects on Kraft ParentCo in any material respect.

These separation benefits are generally structured similarly to those benefits available to all other employees. The separation pay and benefits available to all employees are generally contingent upon Kraft ParentCo receiving a general release of claims from the employee. For executive officers, it is typical to use the separation pay and benefits practices in the applicable country as the basis for the pay and benefits.

On a case-by-case basis, Kraft ParentCo may provide additional pay and benefits to our Named Executive Officers in excess of the amount typically payable upon an involuntary termination without cause. These additional pay and benefits amounts would be compensation for receiving non-competition, non-solicitation, non-disparagement and confidentiality agreements from our Named Executive Officers, in addition to a general release.

The typical elements of separation pay and benefits consist of base salary continuation, health and welfare benefits continuation and outplacement assistance.

Separation Pay. Separation pay to Named Executive Officers is typically 12 months of base salary, except for the CEO, who typically receives 24 months of base salary, plus pro-rata target annual cash incentive. That amount may be increased, at the discretion of management, with the approval of Kraft ParentCo’s Committee, in consideration of the restrictive covenants described above. Separation pay amounts are typically paid as salary continuation. In some cases, amounts are paid in a lump sum.

In the event that separation pay is considered deferred compensation, subject to Section 409A of the Code, payments that would otherwise have been payable are withheld during the six-month period following termination of employment to comply with Section 409A. Kraft ParentCo then pays the amount, in a lump sum without interest, as soon as permitted under Section 409A.

Benefits Continuation. Named Executive Officers typically continue participating in the health and welfare benefits plans during the period in which they continue to receive a salary. If an executive officer receives separation pay in a lump sum, then his or her participation in the health and welfare benefits plans ends at the time of the lump sum payment. In addition, under Kraft ParentCo’s retirement plans, eligible Named Executive Officers receive an additional one year of pension accrual, except for the CEO who receives an additional two years of pension accrual.

Additional Arrangements. In addition to the separation pay and benefits described above, the car allowance and financial counseling allowance will continue for each of the Named Executive Officers for one year and for two years for Ms. Rosenfeld. In addition, in accordance with Mr. Vernon’s employment offer letter, if he is involuntarily terminated without cause prior to the vesting of the restricted stock granted to him upon joining Kraft ParentCo, his individual restricted stock awards will continue to vest on the normal vesting date. As of December 31, 2011, Mr. Vernon’s restricted stock granted to him upon joining Kraft ParentCo had not fully vested.

Potential Payout upon an Involuntary Termination Without Cause at Fiscal Year-End 2011

Name	Separation Pay(1) ($)	Health & Welfare Continuation(2) ($)	Value of Unvested Restricted Stock Awards(3) ($)	Continuation of Benefits(4) ($)	Present Value of Additional Retirement Benefit Plans(5) ($)	Total ($)
Ms. Rosenfeld	3,100,000	455,864	—	66,667	1,169,622	4,792,153
Mr. Brearton	650,000	20,827	—	22,500	119,485	812,812
Mr. McLevish	761,000	21,356	—	22,500	199,206	1,004,062
Mr. Khosla	755,000	17,206	—	22,500	226,557	1,021,263
Mr. Vernon	761,000	21,645	447,199	22,500	—	1,252,344
Ms. West	660,000	22,624	—	22,500	97,912	803,036

(1)	For the Named Executive Officers active as of December 31, 2011, the amounts reflect the following: two years of base salary continuation for Ms. Rosenfeld and one year of base salary continuation for Messrs. Brearton, McLevish, Khosla and Vernon and Ms. West.

(2)	The amounts reflect two years of medical, dental, long-term disability and life insurance premiums for Ms. Rosenfeld, and one year of medical, dental, long-term disability and life insurance premiums for the other Named Executive Officers. The amount also includes a retiree medical benefit with a present value of $420,000 for Ms. Rosenfeld as she would be eligible for retiree medical benefits at the end of the separation pay period.

(3)	Per the terms of Mr. Vernon’s employment offer letter, all unvested restricted shares granted to him as sign-on equity awards will continue to vest on the scheduled vesting dates. The value of the shares is based on a December 30, 2011 Kraft ParentCo common stock closing price of $37.36.

(4)	The amounts reflect the value of financial counseling and car allowances for two years for Ms. Rosenfeld and one year for the other Named Executive Officers.

(5)	The amounts reflect two years of additional pension accrual for Ms. Rosenfeld and one year of additional pension accrual for the other Named Executive Officers.

Change in Control Arrangements

The key elements of the CIC Plan, including amendments, are provided in the table below.

Plan Element	Description
Definition of Change in Control (“CIC”)

Subject to certain exceptions, the occurrence of one of the conditions below:

•      Acquisition of 20% or more of Kraft ParentCo’s outstanding voting securities;

•      Changes to the Kraft ParentCo Board membership during any consecutive 24-month period that results in less than 50% of the current board members elected to the Kraft ParentCo Board;

•      Kraft ParentCo’s merger or consolidation with another company, and

a)     Kraft ParentCo is not the surviving company; or

b)     the other entity owns 50% or more of Kraft ParentCo’s outstanding voting securities; or

•      Complete liquidation of Kraft ParentCo or the sale of all or substantially all of its assets.

Double Trigger for Payment of Separation Benefits under CIC Plan

•      Consummation of a CIC; and

•      Termination of employment by Kraft ParentCo other than for “cause,” as a result of death or disability or by the executive officer for “good reason,” and the termination of employment satisfies the definition of a “separation from service” under Section 409A.

Definition of “Cause”

•      Continued failure to substantially perform the participant’s job duties (other than resulting from incapacity due to disability);

•      Gross negligence, dishonesty or violation of any reasonable rule or regulation of Kraft ParentCo where the violation results in significant damage to Kraft ParentCo; or

•      Engaging in other conduct that adversely reflects on Kraft ParentCo in any material respect.

Definition of “Good Reason”

Kraft ParentCo takes any other action that results in the following:

•      Material reduction in job duties;

•      Material reduction in compensation;

•      Relocation beyond 50 miles; or

•      Increased business travel.

Plan Element	Description

Severance Amounts

•      CEO—three times base salary plus target annual cash incentive;

•      All other Named Executive Officers—two times base salary plus target annual cash incentive;

•      Additional credited years of pension service and welfare benefits equal, in years, to the severance multiple within Section 409A standards;

•      Continuation of financial counseling and car allowances for three years for the CEO and two years for the other Named Executive Officers;

•      Outplacement services up to two years following the CIC; and

•      The foregoing benefits are subject to non-compete and non-solicit restrictive covenants.

Treatment of Incentive Awards	• Awards under the Annual Cash Incentive Program and the LTIP are paid out in cash at target levels, on a pro-rata basis. This is a “single trigger” payment.

Treatment of Equity Awards

•      Restricted stock and stock options only vest upon a CIC if the participant is terminated by Kraft ParentCo other than for cause or by the executive officer for good reason and the termination of employment satisfies the definition of a “separation from service” under Section 409A and occurs within two years following such CIC or if the acquiring entity does not assume the awards (“double trigger”).

Kraft Payment of Excise Tax

•      CEO—Kraft ParentCo will gross up excise tax payable due to CIC severance; and

•      For other eligible executive officers, Kraft ParentCo will gross up excise tax payable due to CIC severance only in the event that the resulting severance benefit equals or exceeds 110% of the Code Section 4999 limit.

•      In December 2009, Kraft ParentCo amended the CIC Plan to terminate the excise tax gross ups for executives starting participation in the CIC Plan on or after January 1, 2010.

Potential Payout upon an Involuntary Termination Due to a Change-In-Control at Fiscal Year-End 2011

The table below was prepared as though each of the Named Executive Officers had been terminated involuntarily without cause within a two-year period following a CIC on December 31, 2011. The assumptions and valuations are noted in the footnotes to the table.

Name	Separation Payment(1) ($)	Long-Term Incentive Plan Award(2) ($)	Health & Welfare Continuation(3) ($)	Value of Unvested Stock Awards(4) ($)	Value of Unvested Stock Options(4) ($)	Present Value of Additional Retirement Plan Benefits(5) ($)	Continuation of Benefits(6) ($)	Excise Tax Gross-Up(7) ($)	Total ($)
Ms. Rosenfeld	11,625,000	6,093,167	473,796	13,164,917	9,163,397	1,572,309	125,000	7,398,898	49,616,484
Mr. Brearton	2,470,000	548,943	41,654	1,427,526	960,969	238,969	70,000		5,758,061
Mr. McLevish	2,891,800	1,586,928	42,712	3,225,289	2,323,521	398,413	70,000		10,538,663
Mr. Khosla	2,718,000	1,232,257	34,412	3,464,019	1,378,688	453,114	70,000		9,350,490
Mr. Vernon	2,891,800	1,625,783	43,290	2,102,621	1,467,288	—	70,000	1,959,591	10,160,373
Ms. West	2,376,000	681,571	45,248	1,555,297	1,170,208	195,823	70,000		6,094,147

(1)	For the Named Executive Officers active as of December 31, 2011, the amounts reflect the following: three times base salary plus target annual cash incentive for Ms. Rosenfeld and two times base salary plus target annual cash incentive for Messrs. Brearton, McLevish, Khosla and Vernon and Ms. West.

(2)	The amounts reflect the prorated LTIP awards based on business performance ratings of 100% and awards paid at the Named Executive Officer’s individual target at the assumed date of a CIC. The portion of the pro rata LTIP awards relating to the 2010-2012 and 2011-2013 performance cycles are based on a December 30, 2011 Kraft ParentCo common stock closing price of $37.36.

(3)	The amounts reflect Kraft ParentCo’s cost of providing medical, dental, long-term disability and life insurance premiums for three years for Ms. Rosenfeld and two years for the other Named Executive Officers. The amounts also include a retiree medical benefit with a present value of $420,000 for Ms. Rosenfeld as she would be eligible for medical benefits at the end of the payment period.

(4)	The amounts reflect the value of the immediate vesting of all outstanding restricted stock awards and outstanding stock options as of the effective date of termination, based on a December 30, 2011 Kraft ParentCo common stock closing price of $37.36.

(5)	Kraft ParentCo’s CIC Plan provides an additional two years of pension accrual (three for the CEO) in the event of a CIC.

(6)	The amounts reflect the value of financial counseling, car allowance and outplacement services.

(7)	The amounts reflect the estimated value of excise taxes and associated taxes incurred in connection with the termination following a CIC. In developing this estimate, we have not valued the non-compete feature of the CIC Plan.

Potential Payout upon Other Types of Separations

In the event that a Named Executive Officer is terminated from Kraft ParentCo due to death, disability or normal retirement (retirement at or after the age of 65 years), all unvested restricted stock and stock options would vest in all cases. Ms. Rosenfeld’s performance-contingent stock options vest in the event of death or disability. In addition, the Named Executive Officer would become eligible for award payments under the annual cash and long-term incentive plans. Such award payments would be prorated based on the number of months the Named Executive Officer participated in the applicable plans.

Based on a December 31, 2011 termination due to death, disability or normal retirement, the estimated value of such payments for the Named Executive Officers are described in the table below:

Name	Long-Term Incentive Award(1) ($)	Value of Unvested Restricted Stock Awards(2) ($)	Value of Unvested Stock Options(2) ($)	Total ($)
Ms. Rosenfeld	6,093,167	13,164,917	9,163,397	28,421,481
Mr. Brearton	548,943	1,427,526	960,969	2,937,438
Mr. McLevish	1,586,928	3,225,289	2,323,521	7,135,738
Mr. Khosla	1,232,257	3,464,019	1,378,688	6,074,964
Mr. Vernon	1,625,783	2,102,621	1,467,288	5,195,692
Ms. West	681,571	1,555,297	1,170,208	3,407,076

(1)	The amounts reflect the prorated LTIP awards based on business performance ratings of 100% and awards paid at the Named Executive Officer’s individual target at the assumed date of termination due to death, disability or normal retirement. The portion of the pro rata LTIP awards relating to the 2010–2012 and the 2011–2013 performance cycles are based on a December 30, 2011 Kraft ParentCo common stock closing price of $37.36.

(2)	The amounts reflect the immediate vesting of all outstanding restricted stock and outstanding stock option awards as of the effective date of termination, based on a December 30, 2011 Kraft ParentCo common stock closing price of $37.36.

In the event a Named Executive Officer separates due to early retirement (retirement at or after the age of 55 years, but before the age of 65 years, and with at least ten years of service with Kraft ParentCo), he or she could be considered for partial awards under the annual cash, long-term incentive and/or equity programs, at the discretion of Kraft ParentCo’s Committee. The value of the total payments for each Named Executive Officer could range from $0 to an amount no greater than the amounts shown above under normal retirement.

Director Compensation

Our directors in 2011 were all full-time Kraft Foods Group employees and received no compensation for their services as directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this Information Statement, Kraft ParentCo beneficially owns all of the outstanding shares of our common stock. After the Spin-Off, Kraft ParentCo will not own any shares of our common stock. The following table provides information regarding the anticipated beneficial ownership of our common stock at the time of the Distribution by:

•	each of our shareholders who we believe, based on the assumptions described below, will beneficially own more than 5% of our outstanding common stock at the time of the Distribution;

•	each of our directors following the Spin-Off;

•	each Named Executive Officer; and

•	all of our directors and executive officers following the Spin-Off as a group.

Except as otherwise noted below, we based the share amounts on each person or entity’s beneficial ownership of Kraft ParentCo common stock on                    , 2012, giving effect to a distribution ratio of            shares of our common stock for every                      shares of Kraft ParentCo common stock he, she or it held.

To the extent our directors and executive officers own Kraft ParentCo common stock on the Record Date, they will participate in the Distribution on the same terms as other holders of Kraft ParentCo common stock.

Except as otherwise noted in the footnotes below, each person or entity identified in the table has sole voting and investment power with respect to the securities he, she or it holds.

Immediately following the Spin-Off, we estimate that             million shares of our common stock will be issued and outstanding, based on the approximately             million shares of Kraft ParentCo common stock outstanding on                    , 2012. The actual number of shares of our common stock to be outstanding following the Spin-Off will be determined on                    , 2012, the Record Date.

Name	Amount and Nature of Beneficial Ownership	Percentage of Class
Directors:
John T. Cahill
W. Anthony Vernon

Named Executive Officers(1) :
Irene B. Rosenfeld
David A. Brearton
Timothy R. McLevish
Sanjay Khosla
Mary Beth West

All directors and executive officers as a group ( persons)(2)

Principal Shareholders:

(1)	These officers were our Named Executive Officers in 2011. As described further under “Compensation Discussion and Analysis,” upon the completion of the Spin-Off, Mses. Rosenfeld and West and Messrs. Brearton and Khosla will resign from their positions with us and continue to serve in their current roles at Kraft ParentCo. For more information regarding our executive management team following the Spin-Off, see “Management.”

(2)	Includes only the persons listed in the table of our directors and executive officers following the Spin-Off in the section entitled “Management” in this Information Statement.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Kraft ParentCo

Following the Spin-Off, Kraft ParentCo and we will operate independently, and neither will have any ownership interest in the other. In order to govern the ongoing relationships between Kraft ParentCo and us after the Spin-Off and to facilitate an orderly transition, Kraft ParentCo and we intend to enter into agreements providing for various services and rights following the Spin-Off, and under which Kraft ParentCo and we will agree to indemnify each other against certain liabilities arising from our respective businesses.

With the objective of creating two separate and strong businesses and with input and advice from Kraft ParentCo’s management, the Kraft ParentCo Board defined principles to implement the separation of the North American Grocery Business and the Global Snacks Business. These separation principles include ensuring that both Kraft ParentCo and we will each hold the assets needed to operate our respective businesses and have total liabilities immediately following the Spin-Off that support each of us obtaining investment grade credit ratings.

The Kraft ParentCo Board charged the Steering Committee with overseeing the separation of the businesses in accordance with these separation principles. The Steering Committee includes both officers that we expect will continue to serve Kraft ParentCo and officers that we expect to employ after the Spin-Off. Guided by the separation principles and input from business units and strategy, tax and legal teams, as well as outside advisors, the Steering Committee considered, among other factors, each business’ historic ownership and usage of assets, incurrence of liabilities, relationships with other entities and accounting treatment, as well as administrative costs and efficiencies, in determining the terms of the separation and the relationships between Kraft ParentCo and us following the Spin-Off.

The following summarizes the terms of the material agreements we expect to enter into with Kraft ParentCo.

Separation and Distribution Agreement

We intend to enter into a Separation and Distribution Agreement with Kraft ParentCo before the Distribution. The Separation and Distribution Agreement will set forth our agreements with Kraft ParentCo regarding the principal actions to be taken in connection with the Spin-Off. It will also set forth other agreements that govern aspects of our relationship with Kraft ParentCo following the Spin-Off.

Internal Reorganization. The Separation and Distribution Agreement will provide for the transfers of assets and assumptions of liabilities that are necessary in advance of the Distribution so that Kraft ParentCo and we each retain the assets of, and the liabilities associated with, the Global Snacks Business and the North American Grocery Business, respectively. We are currently a wholly owned subsidiary of Kraft ParentCo and, directly or through our subsidiaries, hold both the North American Grocery Business and the Global Snacks Business. In connection with the Spin-Off, we will undertake a series of internal reorganization transactions so that we hold the Global Snacks Business assets, liabilities and entities directly and separately from the North American Grocery Business assets, liabilities and entities. After these reorganization transactions, we will transfer the Global Snacks Business assets and entities to a new wholly owned subsidiary, which we refer to as the “New Snacks Company,” in exchange for all of its outstanding stock and its assumption of specified liabilities. In this Information Statement, we refer to this transfer of the Global Snacks Business assets, liabilities and entities to the New Snacks Company as the “Contribution.” Following these steps, we will hold only the North American Grocery Business assets, liabilities and entities, and certain specified net liabilities that we will assume as described under “—Allocation of Net Liabilities,” with the exception of the New Snacks Company, which will hold only the Global Snacks Business assets, liabilities and entities, and certain specified net liabilities that we describe under “—Allocation of Net Liabilities.” To complete the extraction of the Global Snacks Business from Kraft Foods Group, we will then distribute all of the stock of the New Snacks Company to Kraft ParentCo, which we refer to as the “Internal Distribution.” We refer to these steps, including the Contribution and Internal Distribution, collectively as the “Internal Reorganization.”

Allocation of Net Liabilities. The Separation and Distribution Agreement will, as a general matter, allocate assets and liabilities relating to the North American Grocery Business to us and assets and liabilities relating to the Global Snacks Business to Kraft ParentCo. However, because it is difficult or costly to segregate or separately administer certain assets and liabilities, in order to facilitate management and final payment of identified categories of obligations, the Separation and Distribution Agreement will allocate specified categories of net liabilities to either Kraft ParentCo or us that are not related principally to the business to which they are being allocated.

For example, the Separation and Distribution Agreement will allocate to us all receivables outstanding at the time of the Spin-Off arising from sales of products distributed through our warehouse distribution system, a portion of which arise out of the Global Snacks Business. Similarly, the agreement will allocate to us all trade payables relating to certain purchase orders for which we have confirmed receipt, vendor price and quantity of the related services or goods and that are awaiting payment at the time of the Spin-Off, including purchase orders related to the Global Snacks Business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Combined Financial Statements” for more information.

Each of Kraft ParentCo and we will assume both known and unknown environmental liabilities related to our respective current operations. In addition, we intend to assume all environmental liabilities related to Kraft ParentCo’s and our closed or inactive operations or divested operations that are known at the time of the Spin-Off, including known liabilities with respect to former operations that related to the Global Snacks Business. Liabilities related to closed, inactive or divested operations that are not known at the time of the Spin-Off generally will be specifically allocated to either Kraft ParentCo or us.

Sharing of Liabilities. Kraft ParentCo and we intend to specifically allocate all liabilities that are known at the time of the Distribution to either company. The Separation and Distribution Agreement will provide for certain specific potential pre-Distribution liabilities that are not otherwise specifically allocated to either Kraft ParentCo or us in the Separation and Distribution Agreement to be shared by the parties. Kraft ParentCo and we will each be responsible for a portion of these shared liabilities. The division of these shared liabilities will be determined, depending on the type of shared liability, through pre-determined fixed percentages or formulas.

Intercompany Arrangements. All agreements, arrangements, commitments and understandings, including most intercompany accounts payable or accounts receivable, between Kraft ParentCo and its affiliates, on the one hand, and us, on the other hand, will terminate effective as of the Distribution, except specified agreements and arrangements that are intended to survive the Distribution. The material agreements and arrangements that will survive the Distribution are described in this section.

Representations and Warranties. In general, neither Kraft ParentCo nor we will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with these transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents. Except as expressly set forth in the Separation and Distribution Agreement, all assets will be transferred on an “as is,” “where is” basis.

Further Assurances. On and after the Distribution Date, Kraft ParentCo and we must use reasonable best efforts to consummate the transactions contemplated by the Separation and Distribution Agreement and the ancillary agreements.

The Distribution. The Separation and Distribution Agreement will govern Kraft ParentCo’s and our respective rights and obligations regarding the proposed Distribution. Prior to the Distribution, Kraft ParentCo will deliver all of the issued and outstanding shares of our common stock to the distribution agent. Following the Distribution Date, the distribution agent will electronically deliver the shares of our common stock to Kraft ParentCo’s shareholders based on the distribution ratio. The Kraft ParentCo Board will have the sole and absolute discretion to determine the terms of, and whether to proceed with, the Distribution.

Conditions. The Separation and Distribution Agreement will also provide that several conditions must be satisfied or waived by Kraft ParentCo in its sole and absolute discretion before the Distribution can occur. For further information about these conditions, see “The Spin-Off—Conditions to the Spin-Off.” The Kraft ParentCo Board may, in its sole and absolute discretion, determine the Record Date, the Distribution Date and the terms of the Spin-Off and may at any time prior to the completion of the Spin-Off decide to abandon or modify the Spin-Off.

Exchange of Information. Kraft ParentCo and we will agree to provide each other with reasonable access to information relating to the party requesting information. Kraft ParentCo and we will also agree to use reasonable best efforts to retain such information in accordance with our respective record retention policies as in effect on the Distribution Date or as amended after the Distribution Date in accordance with the Separation and Distribution Agreement.

Termination. The Kraft ParentCo Board, in its sole and absolute discretion, may terminate the Separation and Distribution Agreement at any time prior to the Distribution.

Release of Claims. Kraft ParentCo and we will each agree to release the other and its affiliates, successors and assigns, and all persons that prior to the Distribution have been the other’s shareholders, directors, officers, members, agents and employees, and their respective heirs, executors, administrators, successors and assigns, from any claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur or any conditions existing at or prior to the time of the Distribution. These releases will be subject to exceptions set forth in the Separation and Distribution Agreement.

Indemnification. Kraft ParentCo and we will each agree to indemnify the other and each of the other’s current, former and future directors, officers and employees, and each of the heirs, administrators, executors, successors and assigns of any of them, against certain liabilities incurred in connection with the Spin-Off and Kraft ParentCo’s and our respective businesses. In addition, Kraft ParentCo will agree to indemnify us for the amount of any insurance deductible, self-insured retention or retrospective premium payable in connection with any liability arising on or before the Distribution Date (other than an asbestos cleanup/remediation liability or environmental liability), whether known or unknown as of the Distribution Date, that remains unpaid as of the Distribution Date and that would typically be covered prior to the Distribution Date under a commercial general liability, employee benefits liability, employment practices liability, crime coverage, automobile liability, errors and omissions, products, completed operations or similar policy of either Kraft ParentCo or us. Kraft ParentCo will also agree to indemnify us for all workers’ compensation liabilities, including the employer liability portion of a typical workers’ compensation insurance policy, for all of Kraft ParentCo’s and our employees with respect to injuries that occur on or prior to the Distribution Date.

The amount of either party’s indemnification obligations will be reduced by any insurance proceeds the party being indemnified receives. The Separation and Distribution Agreement will also specify procedures regarding claims subject to indemnification.

Allocation of Spin-Off Expenses. The Separation and Distribution Agreement will provide that Kraft ParentCo will be responsible for all of its and our fees, costs and expenses incurred prior to the Distribution Date in connection with the Spin-Off. Kraft ParentCo and we will each pay our own fees, costs and expenses incurred following the Distribution Date in connection with the Spin-Off.

Transition Services Agreements

We intend to enter into one or more Transition Services Agreements pursuant to which Kraft ParentCo and we will provide each other specified services on a transitional basis to help ensure an orderly transition following the Spin-Off. These services include research and development, sales and marketing, information technology, human resources, accounting, finance and administrative services. The agreements will generally provide for a term of up to two years following the Distribution Date. With certain exceptions, Kraft ParentCo and we expect to charge for the services we render the actual costs incurred in rendering these services, plus an arm’s-length mark-up.

Kraft ParentCo and we will agree to use commercially reasonable efforts to continue to provide to the other the services specified in the Transition Services Agreements at a level of service consistent in all material respects with that provided in the twelve months preceding the Distribution Date. Kraft ParentCo and we will also agree to use commercially reasonable efforts to end our respective needs for the transition services as soon as is reasonably possible.

Manufacturing and Supply Agreements

We intend to enter into one or more Manufacturing and Supply Agreements with Kraft ParentCo that will provide for reciprocal manufacturing and supply arrangements. With certain exceptions, the agreements will generally provide for a term of up to two years following the Distribution Date. Kraft ParentCo and we expect to charge for the goods we manufacture and supply the actual costs incurred in manufacturing and supplying these goods, plus an arm’s-length mark-up. In certain cases, upon the termination of the buyer-supplier relationship, the buyer may be liable for costs the supplier incurred in connection with manufacturing or supplying goods for the buyer.

Tax Sharing and Indemnity Agreement

We intend to enter into a Tax Sharing and Indemnity Agreement with Kraft ParentCo that will govern Kraft ParentCo’s and our rights, responsibilities and obligations after the Spin-Off with respect to tax liabilities and benefits, tax attributes, tax contests and other tax matters regarding income taxes, other taxes and related tax returns. Among other matters, as a subsidiary of Kraft ParentCo, we have, and will continue to have following the Spin-Off, joint and several liability with Kraft ParentCo to the IRS and certain U.S. state tax authorities for Kraft ParentCo’s U.S. federal income and state taxes for the taxable periods in which we were part of Kraft ParentCo’s consolidated group. However, the Tax Sharing and Indemnity Agreement will specify the portion of this liability for which we will bear responsibility, and Kraft ParentCo will agree to indemnify us against any amounts for which we are not responsible. As reflected under the heading “Unaudited Pro Forma Combined Financial Statements,” we expect that the Tax Sharing and Indemnity Agreement will provide that we will generally assume liability for and indemnify Kraft ParentCo against U.S. state income taxes and Canadian federal and provincial income taxes attributable to Kraft ParentCo’s and our assets or operations for all tax periods prior to the Spin-Off, while Kraft ParentCo will indemnify us against all U.S. federal income taxes and substantially all foreign income taxes, excluding Canadian income taxes, attributable to Kraft

ParentCo’s and our assets or operations for all tax periods prior to the Spin-Off. Kraft ParentCo and we will also agree to generally transfer related deferred tax assets or deferred tax liabilities.

The Tax Sharing and Indemnity Agreement will also provide special rules for allocating tax liabilities in the event that the Distribution, together with related transactions, is not tax-free. The Tax Sharing and Indemnity Agreement will provide for covenants that may restrict our ability to pursue strategic or other transactions that might otherwise maximize the value of our business and may discourage or delay a change of control that you may consider favorable. Though valid as between the parties, the Tax Sharing and Indemnity Agreement will not be binding on the IRS or the CRA.

Employee Matters Agreement

We intend to enter into an Employee Matters Agreement with Kraft ParentCo that will address employment, compensation and benefits matters for employees in the United States (including Puerto Rico). Subject to certain variations and exceptions, we will retain or assume employment, compensation and benefits liabilities relating to employees in the United States (including Puerto Rico) who are employed by us immediately after the Spin-Off and former employees whose last employment was with the North American Grocery Business. Key variations and exceptions to this general approach are described below.

In addition to retaining the liabilities (and, where applicable, related assets) associated with tax-qualified defined benefit pension plans, tax-qualified defined contribution plans and plans providing retiree medical and other welfare benefits for current and former North American Grocery Business employees, we will retain or assume these liabilities (and, where applicable, related assets) with respect to former U.S. employees of the Global Snacks Business as of the Distribution Date, other than former employees of the Cadbury business. Kraft ParentCo will retain or assume these liabilities (and, where applicable, related assets) for its current employees, as well as former employees of the Cadbury business.

Similarly, in addition to retaining the liabilities with respect to benefit accruals of current and former North American Grocery Business employees under nonqualified retirement and deferred compensation plans, we will retain or assume these liabilities with respect to certain former U.S. employees of the Global Snacks Business as of the Distribution Date, other than former employees of the Cadbury business and certain other former employees of the Global Snacks Business. Where a trust or corporate-owned life insurance funds these obligations, we will retain or assume those funding vehicles. Kraft ParentCo will retain or assume these obligations (and any associated funding vehicles) for its current employees, as well as former employees of the Cadbury business and certain other former employees of the Global Snacks Business.

Kraft ParentCo will retain or assume all workers’ compensation liabilities for all of Kraft ParentCo’s and our employees with respect to injuries that occur on or prior to the Distribution Date. Thus, we will only be responsible for workers’ compensation liabilities for our current and future employees for injuries that occur after the Spin-Off.

See “Unaudited Pro Forma Combined Financial Statements” for more information regarding the allocation of employment, compensation and benefits liabilities.

Master Ownership and License Agreement Regarding Patents, Trade Secrets and Certain Related Intellectual Property

We intend to enter into a Master Ownership and License Agreement Regarding Patents, Trade Secrets and Certain Related Intellectual Property with Kraft ParentCo that will provide for ownership, licensing and other arrangements regarding the patents, trade secrets and related intellectual property that Kraft ParentCo and we use in conducting our businesses.

With certain exceptions, this agreement will allocate global ownership of patents, trade secrets and know-how to Kraft ParentCo or us generally based on primary use, ability to defend and prosecute the intellectual property and the likelihood of developing the intellectual property in the future. Kraft ParentCo and we will each cross-license some of our respective patents, trade secrets and know-how to the other. The cross-licenses will provide the other party access to existing cross-licensed patents, trade secrets and know-how, including all cross-licensed patent applications, as well as certain patents that either party files within a specified period from the date of the agreement. Cross-licensed patents, trade secrets and know-how will generally include all patents, trade secrets and know-how that both businesses currently utilize, or currently have specific plans to utilize, as well as all patents, trade secrets and know-how used in the coffee, powdered beverages, cream cheese and processed cheese businesses. The cross-licenses will be perpetual and contain certain geographical and purpose restrictions on each party’s right to practice the cross-licensed patents, trade secrets and know-how of the other party. With certain exceptions, the cross-licenses to the patents, trade secrets and know-how will be royalty-free. Subject to certain restrictions, Kraft ParentCo and we will have a limited right to grant non-exclusive sub-licenses to certain third parties under specified cross-licensed patents, trade secrets and know-how. Both Kraft ParentCo and we will agree not to disclose confidential information related to the cross-licensed patents, trade secrets and know-how except in specific circumstances.

Master Ownership and License Agreement Regarding Trademarks and Certain Related Intellectual Property

We intend to enter into a Master Ownership and License Agreement Regarding Trademarks and Certain Related Intellectual Property with Kraft ParentCo that will provide for ownership, licensing and other arrangements regarding the trademarks and related intellectual property that Kraft ParentCo and we use in conducting our businesses.

This agreement will allocate ownership between Kraft ParentCo and us of all trademarks, domain names and certain copyrights that Kraft ParentCo or we owned immediately prior to the Distribution Date. The agreement will generally allocate to us trademarks that primarily relate to or are primarily used in the North American Grocery Business and other specified trademarks used in the North American Grocery Business, including Kraft, Kool-Aid, Crystal Light, MiO, Cracker Barrel, Velveeta, Cheez Whiz, Oscar Mayer, Lunchables, Planters, Jell-O, Cool Whip, Miracle Whip, A.1., Grey Poupon, Shake N’ Bake, Baker’s and Stove Top, while generally allocating to Kraft ParentCo trademarks that primarily relate to or are primarily used in the Global Snacks Business and other specified trademarks used in the Global Snacks Business. The agreement will also provide for split ownership of the Philadelphia, Maxwell House and Gevalia trademarks. We will own the rights to Philadelphia in the United States, Canada and the Caribbean and the rights to Maxwell House and Gevalia throughout North America and Latin America, and Kraft ParentCo will own the rights to these trademarks in all other jurisdictions. The agreement will generally allocate ownership of copyrights and domain names between Kraft ParentCo and us in a similar manner.

The agreement will generally restrict each party for a period of ten years following the Distribution Date from filing a trademark registration application for certain specified primary trademarks that would have been allocated to the other party under the ownership allocation described above had Kraft ParentCo filed an application or obtained a registration for that trademark in the jurisdiction prior to the Distribution Date.

Under the agreement, Kraft ParentCo and we will each grant the other party various royalty-free licenses to use certain of their and our respective trademarks for specified products in specified jurisdictions perpetually or for a specified period following the Distribution Date.

The agreement will generally grant each of Kraft ParentCo and us a limited number of exclusive five-year, ten-year or perpetual licenses to use certain trademarks in jurisdictions where it or we engage in appreciable business in products branded with such trademarks prior to the Distribution Date. The agreement will generally grant each of Kraft ParentCo and us exclusive two-year trademark licenses in jurisdictions where it or we engage in nominal business in products branded with such trademarks.

Among other grants, we will grant Kraft ParentCo licenses to use in a limited number of specified jurisdictions the Miracle/Miracel Whip, Kool-Aid, Cheez Whiz, Jell-O and Calumet trademarks perpetually, the Kraft trademark (on primarily Kraft-branded products) and Lunchables trademark for ten years following the Distribution Date and the Crystal Light trademark for five years following the Distribution Date. Among other grants, Kraft ParentCo will grant us perpetual licenses to use the Tang trademark in the United States and Canada and the Back to Nature trademark on macaroni & cheese products. In addition to these long-term exclusive licenses, we will grant Kraft ParentCo a non-exclusive three-year license to use the Kraft trademark for products not primarily branded with the Kraft name. These and the other trademark licenses that Kraft ParentCo and we will grant to each other will each be limited to the jurisdictions and products specified in the agreement.

The agreement will contain sub-licensing and assignment restrictions, usage guidelines and reversion, quality control, cooperation, enforcement and maintenance provisions governing the trademarks that Kraft ParentCo and we will license to each other. In addition, the agreement will include diversion provisions under which Kraft ParentCo and we will agree that neither we nor any of our affiliates will authorize or encourage the sale of branded products in jurisdictions where trademark ownership or license rights do not extend.

Additional Intellectual Property Arrangements

We intend to enter into one or more additional agreements with Kraft ParentCo related to Kraft ParentCo’s and our intellectual property rights.

We intend to enter into an agreement with Kraft ParentCo regarding the Tassimo trademark and related intellectual property. Under this agreement, Kraft ParentCo will grant us an exclusive, royalty-bearing, ten-year renewable license to use the Tassimo trademark and other related intellectual property rights in the United States, Canada and the Caribbean.

Canadian Transfer Agreement

We intend to enter into a Canadian Transfer Agreement with Kraft ParentCo that will provide for the transfer of assets and the assumption of liabilities related to the Global Snacks Business’ Canadian operations. The transfer of assets and assumption of liabilities will follow the separation of assets and liabilities in the Separation and Distribution Agreement.

Policy and Procedures Governing Related Person Transactions

Prior to the completion of the Spin-Off, our Board will adopt a written policy regarding the review, approval and ratification of transactions with related persons. We anticipate that this policy will provide that our Governance Committee review each of Kraft Foods Group’s transactions involving an amount exceeding $120,000 and in which any “related person” had, has or will have a direct or indirect material interest. In general, “related persons” are our directors and executive officers, shareholders beneficially owning more than 5% of our outstanding common stock and their immediate family members. We expect that our Governance Committee will approve or ratify only those transactions that are fair and reasonable to Kraft Foods Group and in our and our shareholders’ best interests and that, in the course of its review and approval or ratification of a related person transaction under this policy, it will consider, among other matters:

•	the commercial reasonableness of the transaction;

•	the materiality of the related person’s direct or indirect interest in the transaction;

•	whether the transaction may involve an actual, or the appearance of a, conflict of interest;

•	the impact of the transaction on the related person’s independence (as defined in the guidelines); and

•	whether the transaction would violate any provision of our ethics code or code of conduct.

DESCRIPTION OF OUR CAPITAL STOCK

General

Prior to the Distribution Date, Kraft ParentCo, as our sole shareholder, will approve and adopt our Articles of Incorporation, and our Board will approve and adopt our Bylaws. The following summarizes information concerning our capital stock, including provisions of Virginia law and our Articles of Incorporation and Bylaws. You are encouraged to read our Articles of Incorporation and Bylaws, which we will file as exhibits to our Registration Statement on Form 10 of which this Information Statement is a part, for greater detail with respect to these provisions.

Distribution of Securities

During the past three years, we have not sold any securities, including sales of reacquired securities, new issues, securities issued in exchange for property, services or other securities, and new securities resulting from the modification of outstanding securities that were not registered under the Securities Act.

Authorized Capital Stock

Immediately following the Spin-Off, our authorized capital stock will consist of              million shares of common stock, without par value, and              million shares of preferred stock, without par value. We have no present plans to issue any shares of preferred stock.

Common Stock

Shares Outstanding. Immediately following the Spin-Off, we estimate that approximately              million shares of our common stock will be issued and outstanding, based on the approximately              million shares of Kraft ParentCo common stock outstanding as of      , 2012. The actual number of shares of our common stock outstanding immediately following the Spin-Off will depend on the actual number of shares of Kraft ParentCo common stock outstanding on the Record Date, and will reflect any issuance of new shares or exercise of outstanding options pursuant to Kraft ParentCo’s equity plans.

Dividends. Holders of shares of our common stock will be entitled to receive dividends when, as and if declared by our Board at its discretion out of funds legally available for that purpose, subject to the preferential rights of any outstanding shares of preferred stock. The timing, declaration, amount and payment of future dividends will depend on our financial condition, earnings, capital requirements and debt service obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant. Our Board will make all decisions regarding our payment of dividends from time to time in accordance with applicable law. See “Risk Factors—Risks Relating to Our Common Stock and the Securities Market—We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock” and “Dividend Policy.”

Voting Rights. The holders of our common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. With certain exceptions, a majority of the votes cast at a shareholder meeting at which a quorum is present must approve all shareholder matters. Our Articles of Incorporation will provide that an amendment to our Articles of Incorporation, a merger, share exchange, domestication, entity conversion, sale of assets that requires shareholder approval or our dissolution must be approved by a majority of all the votes entitled to be cast at a shareholder meeting. Except with respect to vacancies or new directorships, our Bylaws will provide that our directors are elected by the vote of the majority of the votes cast (meaning the number of shares voted “for” a director must exceed the number of shares voted “against” that director). However, if there are more nominees for election than the number of directors to be elected, directors will be elected by a plurality of the votes cast on the election of directors at a shareholder meeting at which a quorum is present.

Other Rights. Subject to any preferential liquidation rights of holders of preferred stock that may be outstanding, upon our dissolution, the holders of our common stock will be entitled to share ratably in our assets legally available for distribution to our shareholders.

Fully Paid. The issued and outstanding shares of our common stock are fully paid and non-assessable. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable.

The holders of our common stock will not have preemptive rights or preferential rights to subscribe for shares of our capital stock.

Preferred Stock

Our Articles of Incorporation will authorize our Board to designate and issue from time to time one or more classes or series of preferred stock without shareholder approval. Our Board will be able to fix and determine the preferences, limitations and relative rights of each class or series of preferred stock. We have no present plans to issue any shares of preferred stock.

Certain Provisions of Virginia Law and Our Articles of Incorporation and Bylaws

Corporate Governance

Board of Directors; Number; Removal; Vacancies. Virginia law provides that the number of members on the board of directors of a Virginia corporation is specified in or fixed in accordance with the corporation’s bylaws or, if not specified in or fixed in accordance with the bylaws, then a number specified in or fixed in accordance with the corporation’s articles of incorporation. Our Articles of Incorporation will provide that the number of members on our Board will be fixed in the manner provided for in our Bylaws. Our Bylaws will provide that the number of members of our Board will be set from time to time by resolution of the Board. We have not yet finalized the number of members on our Board immediately following the Spin-Off, but intend to do so prior to the Spin-Off and to include this information in an amendment to this Information Statement.

Under Virginia law, shareholders may remove a member of our Board with a majority of the votes entitled to be cast at a shareholder meeting called expressly for that purpose at which a quorum is present. Under our Articles of Incorporation, shareholders will be able to remove a director only for cause. Our Articles of Incorporation will provide that the affirmative vote of a majority of the remaining directors, even if the number of remaining directors is less than a quorum, may fill any vacancies on our Board, including a vacancy created by an increase in the total number of directors. If our Board fills a vacancy, the director’s term expires at the next shareholder meeting at which directors are elected.

Our Articles of Incorporation will not provide for cumulative voting in the election of directors.

Special Shareholder Meetings. Our Articles of Incorporation will authorize our Board to establish procedures and limitations regarding the calling of special shareholder meetings. Under our Bylaws, the chairman of our Board, our chief executive officer or our Board will be able to call a special meeting. Also, under our Bylaws, shareholders will be able to request a special meeting if they represent at least 20% of the combined voting power of all outstanding shares of all classes of our capital stock entitled to vote at the meeting.

Shareholder Nominations and Proposals. Our Articles of Incorporation will authorize our Board to establish procedures and limitations on our shareholders’ submission of nominations for directors and proposals for consideration at shareholder meetings. Under our Bylaws, shareholders of record will be able to nominate persons for election to our Board or bring other business constituting a proper matter for shareholder action before an annual shareholder meeting by providing proper notice to our secretary. Proper notice includes providing timely notice, generally between 120 and 150 days prior to the first anniversary of the prior year’s annual meeting, and other information set forth in our Bylaws.

Limitation of Liability and Indemnification Matters

As permitted by Virginia law, our Articles of Incorporation will provide that no director or officer shall be liable to us or our shareholders for monetary damages except for liability resulting from willful misconduct or a knowing violation of criminal law or of any federal or state securities laws.

Our Articles of Incorporation will require us to indemnify any director or officer who was or is a party to a proceeding due to his or her status as our director or officer unless he or she engaged in willful misconduct or a knowing violation of criminal law. The SEC has informed us that, in its opinion, a provision for indemnification of liabilities incurred under the Securities Act conflicts with public policy and is unenforceable.

We intend to obtain policies that insure our directors and officers and those of our subsidiaries against certain liabilities they may incur in their capacity as directors and officers.

We have entered into, or we expect to enter into, indemnification agreements with our directors and officers who also serve as directors. These agreements contain provisions that may require us, among other things, to indemnify these directors and officers against certain liabilities that may arise because of their status or service as directors or officers.

Limitations on Change in Control

Affiliated Transactions Statute. Virginia law contains provisions governing affiliated transactions. In general, these provisions prohibit a Virginia corporation from engaging in affiliated transactions with an interested shareholder, which is any person holding more than 10% of any class of the corporation’s outstanding voting shares, for a period of three years following the date that such person became an interested shareholder, unless a majority of disinterested directors and the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder, approve the transaction. After three years, the holders of at least two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder, must approve the affiliated transaction, or the affiliated transaction must satisfy statutory fair price requirements.

Affiliated transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an interested shareholder or any reclassification, including reverse stock splits, recapitalizations or mergers of the corporation with its subsidiaries, which increases the percentage of voting shares beneficially owned by an interested shareholder by more than 5%. Because Kraft ParentCo currently owns 100% of our stock, the Virginia law provisions regulating affiliated transactions do not apply to Kraft ParentCo prior to the Spin-Off.

Control Share Acquisitions Statute. Virginia has a control share acquisitions statute that, among other matters, denies voting rights to shareholders to the extent their ownership exceeds specified thresholds without the approval of the other shareholders. As permitted by Virginia law, we have opted out of the Virginia control share acquisitions statute.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Wells Fargo Shareowner Services.

Listing

We intend to list our common stock on the             under the symbol “         .”

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form 10 with the SEC with respect to the shares of our common stock that Kraft ParentCo’s shareholders will receive in the Distribution as contemplated by this Information Statement. This Information Statement is a part of, and does not contain all of the information set forth in, the Registration Statement and the other exhibits and schedules to the Registration Statement. For further information with respect to us and our common stock, please refer to the Registration Statement, including its other exhibits and schedules. Statements we make in this Information Statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may review a copy of the Registration Statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet Web site maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. Information contained on any Web site we refer to in this Information Statement does not and will not constitute a part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is a part.

As a result of the Spin-Off, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC.

You may request a copy of any of our filings with the SEC at no cost by writing or telephoning us at the following address:

Investor Relations

Kraft Foods Group, Inc.

Three Lakes Drive

Northfield, IL 60093

We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. GAAP and audited and reported on by an independent registered public accounting firm.

Kraft Foods Group, Inc.

“Kraft Foods Group,” “we,” “us” and “our” refer to Kraft Foods Group, Inc. and its combined subsidiaries. “Kraft ParentCo” and “parent” refer to Kraft Foods Inc. and its consolidated subsidiaries (which include Kraft Foods Group prior to the Spin-Off and exclude Kraft Foods Group after the Spin-Off).

Report of Independent Registered Public Accounting Firm

To the Shareholder of Kraft Foods Group, Inc.:

In our opinion, the accompanying combined balance sheets and the related combined statements of earnings, comprehensive earnings, equity and cash flows present fairly, in all material respects, the financial position of Kraft Foods Group, Inc. and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related combined financial statements. These financial statements are the responsibility of Kraft Foods Group, Inc.’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Chicago, Illinois

April 2, 2012

Kraft Foods Group, Inc.

Combined Statements of Earnings

For the Years Ended December 31, 2011, 2010 and 2009

(in millions)

	2011	2010	2009
Net revenues	$18,655	$17,797	$17,278
Cost of sales	12,761	11,778	11,281

Gross profit	5,894	6,019	5,997

Selling, general and administrative expenses	2,973	3,066	3,031
Asset impairment and exit costs	(2)	(8)	(9)

Operating income	2,923	2,961	2,975
Interest and other expense, net	9	7	34
Royalty income from affiliates	(55)	(43)	(47)

Earnings from continuing operations before income taxes	2,969	2,997	2,988

Provision for income taxes	1,130	1,110	1,036

Earnings from continuing operations	1,839	1,887	1,952

Earnings and gain from discontinued operations, net of income taxes	—	1,644	218

Net earnings	$1,839	$3,531	$2,170

See accompanying notes to the combined financial statements.

Kraft Foods Group, Inc.

Combined Statements of Comprehensive Earnings

For the Years Ended December 31, 2011, 2010 and 2009

(in millions)

	2011	2010	2009
Net earnings	$1,839	$3,531	$2,170
Other comprehensive earnings:
Currency translation adjustment	(100)	93	269
Pension and other benefits:
Net actuarial loss arising during period	(97)	(10)	(84)
Reclassification adjustment for losses included in net earnings due to:
Amortization of experience losses and prior service costs	15	13	6
Settlement losses	4	—	8
Tax benefit / (expense)	22	(1)	21
Derivatives accounted for as hedging instruments:
Net derivative (losses) / gains	(5)	58	(44)
Reclassification adjustment for (gains) / losses included in net earnings	(75)	(2)	151
Tax benefit / (expense)	30	(21)	(43)

Total other comprehensive (losses) / earnings	(206)	130	284

Comprehensive earnings	$1,633	$3,661	$2,454

See accompanying notes to the combined financial statements.

Kraft Foods Group, Inc.

Combined Balance Sheets as of December 31, 2011 and 2010

(in millions)

	2011	2010
ASSETS
Cash and cash equivalents	$—	$2
Receivables (net of allowances of $23 in 2011 and $22 in 2010)	903	1,196
Inventories, net	1,943	1,773
Deferred income taxes	232	171
Other current assets	194	165

Total current assets	3,272	3,307

Property, plant and equipment, net	4,278	4,283
Goodwill	11,316	11,338
Intangible assets, net	2,630	2,630
Prepaid pension assets	14	17
Other assets	29	23

TOTAL ASSETS	$21,539	$21,598

LIABILITIES
Current portion of long-term debt	$8	$8
Accounts payable	1,447	1,285
Accrued marketing	575	596
Accrued employment costs	242	155
Other current liabilities	300	322

Total current liabilities	2,572	2,366

Long-term debt	27	31
Deferred income taxes	1,603	1,524
Accrued pension costs	117	55
Other liabilities	621	583

TOTAL LIABILITIES	4,940	4,559
Commitments and Contingencies (Note 12)
EQUITY
Parent company investment	16,976	17,210
Accumulated other comprehensive losses	(377)	(171)

TOTAL EQUITY	16,599	17,039

TOTAL LIABILITIES AND EQUITY	$21,539	$21,598

See accompanying notes to the combined financial statements.

Kraft Foods Group, Inc.

Combined Statements of Equity

For the Years Ended December 31, 2011, 2010 and 2009

(in millions)

	Parent Company Investment	Accumulated Other Comprehensive Earnings/ (Losses)	Total Equity
Balances at January 1, 2009	$17,882	$(585)	$17,297
Net earnings	2,170	—	2,170
Other comprehensive earnings, net of income taxes	—	284	284
Net transfers to Kraft ParentCo	(2,239)	—	(2,239)

Balances at December 31, 2009	$17,813	$(301)	$17,512
Net earnings	3,531	—	3,531
Other comprehensive earnings, net of income taxes	—	130	130
Net transfers to Kraft ParentCo	(4,134)	—	(4,134)

Balances at December 31, 2010	$17,210	$(171)	$17,039
Net earnings	1,839	—	1,839
Other comprehensive losses, net of income taxes	—	(206)	(206)
Net transfers to Kraft ParentCo	(2,073)	—	(2,073)

Balances at December 31, 2011	$16,976	$(377)	$16,599

See accompanying notes to the combined financial statements.

Kraft Foods Group, Inc.

Combined Statements of Cash Flows

For the Years Ended December 31, 2011, 2010 and 2009

(in millions)

	2011	2010	2009
CASH PROVIDED BY / (USED IN) OPERATING ACTIVITIES
Net earnings	$1,839	$3,531	$2,170
Adjustments to reconcile net earnings to operating cash flows:
Depreciation and amortization	364	354	348
Stock-based compensation expense	51	49	52
Deferred income tax provision	69	(74)	(10)
Losses / (gains) on divestitures, net	—	6	—
Gains on discontinued operations	—	(1,596)	—
Asset impairment and exit costs, net of cash paid	—	—	—
Other non-cash expense, net	58	57	170
Change in assets and liabilities, excluding the effects of divestitures:
Receivables, net	238	(80)	(33)
Inventories, net	(169)	(69)	65
Accounts payable	226	(5)	139
Other current assets	(88)	(5)	251
Other current liabilities	84	(1,329)	(123)
Change in pension assets and liabilities, net	(8)	(11)	(12)

Net cash provided by operating activities	2,664	828	3,017

CASH PROVIDED BY / (USED IN) INVESTING ACTIVITIES
Capital expenditures	(401)	(448)	(513)
Proceeds from divestitures, net of disbursements	—	3,698	—

Net cash (used in) / provided by investing activities	(401)	3,250	(513)

CASH PROVIDED BY / (USED IN) FINANCING ACTIVITIES
Net transfers to Kraft ParentCo and affiliates	(2,238)	(4,037)	(2,282)
Long-term debt repaid	(9)	(9)	(205)
Other	(18)	(32)	(15)

Net cash used in financing activities	(2,265)	(4,078)	(2,502)

Cash and cash equivalents:
(Decrease) / increase	(2)	—	2
Balance at beginning of period	2	2	—

Balance at end of period	$—	$2	$2

Cash paid:
Interest	$10	$8	$20

Income taxes	$959	$2,452	$978

See accompanying notes to the combined financial statements.

Kraft Foods Group, Inc.

Notes to Combined Financial Statements

Note 1.  Background and Basis of Presentation

Background

Kraft Foods Group operates one of the largest consumer packaged food and beverage companies in North America. We manufacture and market convenient meals, refreshment beverages and coffee, cheese and other grocery products, primarily in the United States and Canada. Our product categories span all major meal occasions, both at home and in foodservice locations.

On August 4, 2011, Kraft ParentCo announced plans to create two independent public companies: the Global Snacks Business and the North American Grocery Business. To effect the separation, Kraft ParentCo will undertake a series of transactions to separate net assets and entities. Following these transactions, Kraft ParentCo will hold the Global Snacks Business, and we, Kraft Foods Group, will hold the North American Grocery Business. Kraft ParentCo will then distribute our common stock pro rata to its shareholders. After the Spin-Off, we will operate as an independent, publicly traded company.

Basis of Presentation

These combined financial statements have been prepared on a stand-alone basis and are derived from Kraft ParentCo’s consolidated financial statements and accounting records. The combined financial statements reflect our financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”). The North American Grocery Business consists of Kraft ParentCo’s current U.S. and Canadian grocery, beverages, cheese, convenient meals, Planters and Corn Nuts businesses, including the related foodservice operations and certain of the grocery operations in Puerto Rico, as well as portions of its grocery export operations from the United States and Canada.

Our combined financial statements include certain expenses of Kraft ParentCo which were allocated to us for certain functions, including general corporate expenses related to finance, legal, information technology, human resources, compliance, shared services, insurance, employee benefits and incentives and stock-based compensation. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenue, operating income or headcount. We consider the expense allocation methodology and results to be reasonable for all periods presented. However, these allocations may not be indicative of the actual expenses we would have incurred as an independent public company or of the costs we will incur in the future.

Kraft ParentCo maintains a number of benefit and stock-based compensation programs at a corporate level. Our employees participate in those programs and as such, we were allocated a portion of the expenses associated with these programs. However, our combined balance sheets do not include any Kraft ParentCo net benefit plan obligations nor Kraft ParentCo outstanding equity related to the stock-based compensation programs. Any benefit plan net liabilities that are our direct obligation, such as certain Canadian pension and North American postemployment plans, are reflected in our combined balance sheets as well as within our other operating results. See Note 9, “Stock Benefit Plans,” and Note 10, “Pension and Other Postemployment Benefit Plans,” for further description of these stock-based compensation and benefit programs.

We also generate a portion of our net revenues from sales to Kraft ParentCo’s subsidiaries. Included in our combined financial statements were net revenues from intercompany sales of $100 million in 2011, $79 million in 2010 and $83 million in 2009. Intercompany receivables and payables with Kraft ParentCo are reflected within parent company investment in the accompanying combined financial statements.

Kraft ParentCo and affiliates pay royalties to us under various royalty arrangements. Amounts outstanding under these arrangements are considered settled for cash at the end of each reporting period and, as such, are included in parent company investment. Royalty income from affiliates was $55 million in 2011, $43 million in 2010 and $47 million in 2009. Following the Distribution Date, we will no longer receive this royalty income because we will not retain the rights to the intellectual property underlying this royalty income.

Historically, Kraft ParentCo has provided financing, cash management and other treasury services to us. Our cash balances are swept by Kraft ParentCo and historically, we have received funding from Kraft ParentCo for our operating and investing cash needs. Cash transferred to and from Kraft ParentCo has historically been recorded as intercompany payables and receivables which are reflected in parent company investment in the accompanying combined financial statements.

Note 2.  Summary of Significant Accounting Policies

Principles of Combination

The combined financial statements include our net assets and results of our operations as described above. All significant intracompany transactions and accounts within our combined businesses have been eliminated.

All significant intercompany transactions between Kraft ParentCo and us have been included in these combined financial statements. Intercompany transactions with Kraft ParentCo or its affiliates are reflected in the combined statements of cash flow as net transfers to Kraft ParentCo and its affiliates within financing activities and in the combined balance sheets within the parent company investment. The parent company investment equity balance represents Kraft ParentCo’s historical investment in us and the net effect of transactions with and allocations from Kraft ParentCo.

Our fiscal year end is December 31. Our operating subsidiaries report results on the last Saturday of the fiscal year. Because we report results on the last Saturday of the year, and December 31, 2011 fell on a Saturday, our 2011 results included an extra week (“53rd week”) of operating results than in the prior two years which had 52 weeks. We estimate that the extra week positively impacted net revenues by approximately $225 million and operating income by approximately $63 million in 2011.

Use of Estimates

We prepare our combined financial statements in accordance with U.S. GAAP, which requires us to make accounting policy elections, estimates and assumptions that affect a number of amounts in our combined financial statements. Significant accounting policy elections, estimates and assumptions include, among others, allocation methods and allocated expenses from Kraft ParentCo, including defined benefit and stock-based compensation expenses, valuation assumptions of goodwill and intangible assets, useful lives of long-lived assets, marketing program accruals, insurance and self-insurance reserves and income taxes. We base our estimates on historical experience and other assumptions that we believe are reasonable. If actual amounts differ from estimates, we include the revisions in our combined results of operations in the period the actual amounts become known. Historically, the aggregate differences, if any, between our estimates and actual amounts in any year have not had a significant impact on our combined financial statements.

Foreign Currencies

We translate the results of operations of our foreign operations using average exchange rates during each period, whereas balance sheet accounts are translated using exchange rates at the end of each period. We record currency translation adjustments as a component of equity. Transaction gains and losses are recorded in earnings and were not significant for any of the periods presented.

Inventories

Inventories are stated at the lower of cost or market. We value all our inventories using the average cost method. We also record inventory allowances for overstocked and obsolete inventories due to ingredient and packaging changes.

Long-Lived Assets

Property, plant and equipment are stated at historical cost and depreciated by the straight-line method over the estimated useful lives of the assets. Machinery and equipment are depreciated over periods ranging from 3 to 20 years and buildings and building improvements over periods up to 40 years.

We review long-lived assets, including amortizable intangible assets, for impairment when conditions exist that indicate the carrying amount of the assets may not be fully recoverable. We perform undiscounted operating cash flow analyses to determine if an impairment exists. When testing for impairment of assets held for use, we group assets and liabilities at the lowest level for which cash flows are separately identifiable. If we determine an impairment exists, we calculate the loss based on estimated fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

Software Costs

We capitalize certain computer software and software development costs incurred in connection with developing or obtaining computer software for internal use. Capitalized software costs are included in property, plant and equipment and amortized on a straight-line basis over the estimated useful lives of the software which do not exceed seven years.

Goodwill and Intangible Assets

We test goodwill and non-amortizable intangible assets for impairment at least once a year in the fourth quarter. We assess goodwill impairment risk by first performing a qualitative review of entity-specific, industry, market and general economic factors for each reporting unit. If significant potential goodwill impairment risk exists for a specific reporting unit, we apply a two-step quantitative test. The first step compares the reporting unit’s estimated fair value with its carrying value. We estimate a reporting unit’s fair value using a 20-year projection of discounted cash flows which incorporates planned growth rates, market-based discount rates and estimates of residual value. We used a market-based, weighted-average cost of capital of 6.8% to discount the projected cash flows of those operations. Estimating the fair value of individual reporting units requires us to make assumptions and estimates regarding our future plans, industry and economic conditions and our actual results and conditions may differ over time. If the carrying value of a reporting unit’s net assets exceeds its fair value, the second step is applied to measure the difference between the carrying value and implied fair value of goodwill. If the carrying value of goodwill exceeds its implied fair value, the goodwill is considered impaired and reduced to its implied fair value. We test non-amortizable intangible assets for impairment by comparing the fair value of each intangible asset with its carrying value. We determine fair value of non-amortizable intangible assets using planned growth rates, market-based discount rates and estimates of royalty rates. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value.

Definite-lived intangible assets are amortized over their estimated useful lives and evaluated for impairment as long-lived assets.

Insurance and Self-Insurance

We use a combination of insurance and self-insurance for a number of risks, including workers’ compensation, general liability, automobile liability, product liability and our obligation for employee health care benefits. Liabilities associated with the risks are estimated by considering historical claims experience and other actuarial assumptions.

Revenue Recognition

We recognize revenues when title and risk of loss pass to customers, which generally occurs upon shipment or delivery of goods. Revenues are recorded net of consumer incentives and trade promotions and include all shipping and handling charges billed to customers. Provisions for product returns and customer allowances are also recorded as reductions to revenues within the same period that the revenue is recognized. Shipping and handling costs are classified as part of cost of sales.

Marketing and Research and Development

We promote our products with advertising, consumer incentives and trade promotions. These programs include, but are not limited to, discounts, coupons, rebates, in-store display incentives and volume-based incentives. Consumer incentive and trade promotion activities are recorded as a reduction to revenues based on amounts estimated as being due to customers and consumers at the end of a period. We base these estimates principally on historical utilization and redemption rates. For interim reporting purposes, advertising and consumer incentive expenses are charged to operations as a percentage of volume, based on estimated volume and related expense for the full year. We do not defer costs on our year-end combined balance sheet and all marketing costs are recorded as an expense in the year incurred. Advertising expense was $535 million in 2011, $540 million in 2010 and $477 million in 2009. We expense costs as incurred for product research and development. Research and development expense was $198 million in 2011, $185 million in 2010 and $194 million in 2009. We record marketing and research and development expenses within selling, general and administrative expenses.

Environmental Costs

We are subject to laws and regulations relating to the protection of the environment. We accrue for environmental remediation obligations on an undiscounted basis when amounts are probable and can be reasonably estimated. The accruals are adjusted as new information develops or circumstances change. Recoveries of environmental remediation costs from third parties are recorded as assets when recovery of those costs is deemed probable. As of December 31, 2011, we were involved in 67 active actions in the United States under the Superfund legislation (and other similar actions and legislation) related to our current operations and certain closed, inactive or divested operations for which we retain liability. We are subject to applicable multi-national, national and local environmental laws and regulations in the countries in which we do business. We have specific programs across our business units designed to meet applicable environmental compliance requirements.

As of December 31, 2011, we accrued an immaterial amount for environmental remediation. Based on information currently available, we believe that the ultimate resolution of existing environmental remediation actions and our compliance in general with environmental laws and regulations will not have a material effect on our financial condition. However, we cannot quantify with certainty the potential impact of future compliance efforts and environmental remediation actions.

Stock-based Compensation

Our employees have historically participated in Kraft ParentCo’s stock-based compensation plans. Stock-based compensation expense has been allocated to us based on the awards and terms previously granted to our employees. The stock-based compensation was initially measured at the fair value of the awards on the grant date and is recognized in the financial statements over the period the employees are required to provide services in exchange for the awards. The fair value of option awards is measured on the grant date using the Black-Scholes option-pricing model. The fair value of performance awards of restricted stock is based on the Kraft ParentCo stock price at the grant date and the assessed probability of meeting future performance targets. The fair value of restricted and deferred stock awards is based on the number of units granted and Kraft ParentCo’s stock price on the grant date. See Note 9, “Stock Benefit Plans,” for additional information.

Pension and Other Postemployment Benefit Plans

Kraft ParentCo provides a range of benefits to our eligible employees and retired employees. These include defined benefit pension, postretirement health care, defined contribution and multiemployer pension and medical benefits. The benefits provided under these plans have been allocated by Kraft ParentCo and may not necessarily be indicative of future performance, nor do they necessarily reflect the costs we would have incurred as an independent company for the periods presented. Pension coverage for certain employees of our Canadian operations is made available through separate plans. Local statutory requirements govern these plans. Certain pension and postemployment benefits of our Canadian operations are included in our combined financial statements. Our postemployment benefit plans cover most salaried and certain hourly employees. The cost of these plans is charged to expense over the working life of the covered employees.

Financial Instruments

As we operate primarily in North America but source our commodities on global markets and periodically enter into financing or other arrangements abroad, we use a variety of risk management strategies and financial instruments to manage commodity price, foreign currency exchange rate and interest rate risks. Our risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on our operating results. One way we do this is through actively hedging our risks through the use of derivative instruments.

Derivatives are recorded on our combined balance sheets at fair value, which fluctuates based on changing market conditions. Certain derivatives are designated as cash flow hedges and qualify for hedge accounting treatment, while others do not qualify and are marked to market through earnings. For cash flow hedges, changes in fair value are deferred in accumulated other comprehensive earnings / (losses) within equity until the underlying hedged items are recognized in net earnings. Accordingly, we record deferred cash flow hedge gains or losses in cost of sales when the related inventory is sold and in interest and other expense, net, when the related debt interest expense is recorded. Cash flows from derivative instruments are also classified in the same manner as the underlying hedged items in the combined statement of cash flows. For additional information on the location of derivative activity within our operating results, see Note 11, “Financial Instruments.”

To qualify for hedge accounting, a specified level of hedging effectiveness between the hedging instrument and the item being hedged must be achieved at inception and maintained throughout the hedged period. Any hedging ineffectiveness is recognized in net earnings when the change in the value of the hedge does not offset the change in the value of the underlying hedged item. We formally document our risk management objectives, strategies for undertaking the various hedge transactions, the nature of and relationships between the hedging instruments and hedged items and method for assessing hedge effectiveness. Additionally, for qualified hedges of forecasted transactions, we specifically identify the significant characteristics and expected terms of the forecasted transactions. If it becomes probable that a forecasted transaction will not occur, the hedge will no longer be effective and all of the derivative gains or losses would be recognized in earnings in the current period.

When we use financial instruments, we are exposed to credit risk that a counterparty might fail to fulfill its performance obligations under the terms of our agreement. We minimize our credit risk by entering into transactions with counterparties with investment grade credit ratings, limiting the amount of exposure we have with each counterparty and monitoring the financial condition of our counterparties. We also maintain a policy of requiring that all significant, non-exchange traded derivative contracts with a duration of greater than one year be governed by an International Swaps and Derivatives Association master agreement. We are also exposed to market risk as the value of our financial instruments might be adversely affected by a change in foreign currency exchange rates, commodity prices or interest rates. We manage market risk by incorporating monitoring parameters within our risk management strategy that limit the types of derivative instruments and derivative strategies we use and the degree of market risk that we hedge with derivative instruments.

Commodity cash flow hedges. We are exposed to price risk related to forecasted purchases of certain commodities that we primarily use as raw materials. We enter into commodity forward contracts primarily for coffee beans, meat products, sugar, wheat and dairy products. Commodity forward contracts generally are not subject to the accounting requirements for derivative instruments and hedging activities under the normal purchases exception. We also use commodity futures and options to hedge the price of certain input costs, including dairy products, coffee beans, meat products, wheat, corn products, soybean oils, sugar, and natural gas. Some of these derivative instruments are highly effective and qualify for hedge accounting treatment. We also sell commodity futures to unprice future purchase commitments, and we occasionally use related futures to cross-hedge a commodity exposure. We are not a party to leveraged derivatives and, by policy, do not use financial instruments for speculative purposes.

Foreign currency cash flow hedges. We use various financial instruments to mitigate our exposure to changes in exchange rates from third-party and intercompany actual and forecasted transactions. These instruments may include forward foreign exchange contracts and foreign currency options. We primarily use these instruments to hedge our exposure to the Canadian dollar.

Interest rate cash flow hedges. We use derivative instruments, including interest rate swaps, as part of our interest rate risk management strategy. As a matter of policy, we do not use highly leveraged derivative instruments for interest rate risk management. We primarily use interest rate swaps to hedge the variability of interest payment cash flows on a portion of our future debt obligations. Substantially all of these derivative instruments are highly effective and qualify for hedge accounting treatment.

Income Taxes

For purposes of the combined financial statements, our income tax expense and deferred tax balances have been estimated as if we filed income tax returns on a stand-alone basis separate from Kraft ParentCo. As a stand-alone entity, our deferred taxes and effective tax rate may differ from those in the historical periods.

We recognize tax benefits in our financial statements when our uncertain tax positions are more likely than not to be sustained upon audit. The amount we recognize is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

We recognize deferred tax assets for deductible temporary differences, operating loss carryforwards and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.

New Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board (“FASB”) issued an amendment related to multiemployer pension plans. This amendment increases the quantitative and qualitative disclosures about an employer’s participation in individually significant multiemployer plans that offer pension and other postretirement benefits. The guidance is effective for fiscal years ended after December 15, 2011. The adoption of this guidance did not have a material impact on our combined financial statements as we do not participate in any material multiemployer benefit plans directly or through our participation with Kraft ParentCo benefit plans.

In September 2011, the FASB issued an amendment to simplify how entities test goodwill for impairment. We now have the option to first assess qualitative factors to determine whether it is “more likely than not” that goodwill may be impaired. If, after assessing the totality of events and circumstances, goodwill impairment is determined to be not likely, then performing the quantitative two-step impairment test would not be required. The new guidance also modifies goodwill evaluation during the year to make it consistent with the new annual qualitative approach. We adopted the guidance effective October 1, 2011, and incorporated the guidance in our annual goodwill impairment test.

In June 2011, the FASB issued an amendment related to statements of comprehensive income. This amendment requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income in either a single continuous statement of comprehensive income or in two separate but consecutive statements. This amended guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. We adopted the guidance effective October 1, 2011 and we now present the components of other comprehensive income in a separate statement.

In May 2011, the FASB issued an amendment to revise certain fair value measurement and disclosure requirements. This amendment establishes common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and International Financial Reporting Standards. These changes will be effective January 1, 2012 on a prospective basis. Early adoption is not permitted. We do not expect the adoption of this standard to have a material effect on our financial results.

In June 2009, the FASB issued new guidance on the consolidation of variable interest entities. We adopted the guidance effective January 1, 2010. This guidance increases the likelihood of an enterprise being classified as a variable interest entity. The adoption of this guidance did not have a material impact on our financial results.

Subsequent Events

We evaluated subsequent events and included all accounting and disclosure requirements related to subsequent events in our combined financial statements.

Note 3.  Divestitures

Pizza Divestiture

On March 1, 2010, we completed the sale of the assets of our North American frozen pizza business (“Frozen Pizza”) to Nestlé USA, Inc. (“Nestlé”) for $3.7 billion. Our Frozen Pizza business was a component of our U.S. Convenient Meals and Canada & N.A. Foodservice segments. The sale included the DiGiorno, Tombstone and Jack’s brands in the United States, the Delissio brand in Canada and the California Pizza Kitchen trademark license. It also included two Wisconsin manufacturing facilities (Medford and Little Chute) and the leases for the pizza depots and delivery trucks. Approximately 3,600 of our employees transferred with the business to Nestlé. Accordingly, the results of our Frozen Pizza business have been reflected as discontinued operations for all periods presented on the combined statements of earnings.

Pursuant to the Frozen Pizza business Transition Services Agreement, we agreed to provide certain sales, co-manufacturing, distribution, information technology, accounting and finance services to Nestlé for up to two years. As of December 31, 2011, these service agreements were substantially complete.

Summary results of operations for the Frozen Pizza business through March 1, 2010 were as follows:

	For the Years Ended December 31,
	2010	2009
	(in millions)
Net revenues	$335	$1,632

Earnings from continuing operations before income taxes	73	341
Provision for income taxes	(25)	(123)
Gain on discontinued operations, net of income taxes	1,596	—

Earnings and gain from discontinued operations, net of income taxes	$1,644	$218

Earnings from continuing operations before income taxes exclude allocated overheads related to the Frozen Pizza business of $25 million in 2010 and $108 million in 2009. The 2010 gain on discontinued operations from the sale of the Frozen Pizza business included tax expense of $1.2 billion.

The following assets of the Frozen Pizza business were divested (in millions):

000000
Inventories, net	$102
Property, plant and equipment, net	317
Goodwill	475

Divested assets of the Frozen Pizza business	$894

Note 4.  Inventories

Inventories at December 31, 2011 and 2010 were:

	$11,316	$11,316
	2011	2010
	(in millions)
Raw materials	$562	$534
Work in process	373	294
Finished product	1,008	945

Inventories, net	$1,943	$1,773

Note 5.  Property, Plant and Equipment

Property, plant and equipment at December 31, 2011 and 2010 were:

	0000000	0000000
	2011	2010
	(in millions)
Land and land improvements	$124	$124
Buildings and building improvements	1,984	1,945
Machinery and equipment	5,764	5,655
Construction in progress	297	233

	8,169	7,957
Accumulated depreciation	(3,891)	(3,674)

Property, plant and equipment, net	$4,278	$4,283

Note 6.  Goodwill and Intangible Assets

Goodwill by reportable segment at December 31, 2011 and 2010 was:

	2011	2010
	(in millions)
U.S. Beverages	$1,290	$1,290
U.S. Cheese	3,000	3,000
U.S. Convenient Meals	985	985
U.S. Grocery	4,216	4,216
Canada & N.A. Foodservice	1,825	1,847

Goodwill	$11,316	$11,338

Intangible assets were $2.6 billion at December 31, 2011 and 2010 and consist principally of trademarks. During 2010 and 2009, we also had amortizable product licenses which were fully amortized and retired during 2010. The amortization expense related to the product licenses was $1 million in 2010 and in 2009.

Changes in goodwill and intangible assets consisted of:

	2011		2010
	Goodwill	Intangible Assets, at cost	Goodwill	Intangible Assets, at cost
	(in millions)
Balance at January 1	$11,338	$2,630	$11,747	$2,634
Changes due to:
Frozen Pizza divestiture	—	—	(475)	—
Retirement of amortizable intangible assets	—	—	—	(4)
Foreign currency	(22)	—	66	—

Balance at December 31	$11,316	$2,630	$11,338	$2,630

In 2011, except for changes due to foreign currency translation, there were no changes to goodwill and intangible assets. In 2010, we reduced goodwill by $475 million due to our Frozen Pizza business divestiture, which decreased the goodwill balance of the U.S. Convenient Meals segment.

In 2011, there were no impairments of goodwill or non-amortizable intangible assets. In 2011, we noted one reporting unit, Planters and Corn Nuts within our U.S. Grocery segment, which continued to be sensitive primarily to ongoing significant input cost pressure. Planters and Corn Nuts had $1,170 million of goodwill as of December 31, 2011, and its excess fair value over the carrying value of its net assets improved from 12% in 2010 to 19% in 2011. While the reporting unit passed the first step of the impairment test by a substantial margin, if its operating income were to decline significantly in the future, it would adversely affect the estimated fair value of the reporting unit. If input costs were to continue to rise, we expect to take further pricing actions as we have done in 2011. However, if we are unsuccessful in these efforts, it would decrease profitability, negatively affect the estimated fair value of the Planters and Corn Nuts reporting unit and could lead to a potential impairment in the future.

Note 7.  Cost Savings Initiatives

Within our cost savings initiatives, we include certain costs along with exit and disposal costs that are directly attributable to those activities but that do not qualify for treatment as exit or disposal costs under U.S. GAAP. These costs, which we commonly refer to as other project costs or implementation costs, generally include the reorganization of operations and facilities, the discontinuance of product lines and the incremental expenses related to the closure of facilities. We believe the disclosure of these charges within our operating income provides greater transparency of the impact of these programs and initiatives on our operating results.

In connection with our cost savings initiatives in 2011, we reversed $18 million of cost savings initiative program costs across all segments. These reversals were primarily related to severance benefits that were accrued and not paid due to natural attrition or employees who accepted other open positions within Kraft ParentCo or our company.

In 2010, we recorded $33 million of charges, primarily severance costs for benefits for terminated employees, associated benefit plan costs and other related activities. These charges were recorded across all segments.

In 2009, we recorded $110 million of charges, primarily severance costs for benefits for terminated employees, associated benefit plan costs and other related activities. These charges were recorded across all segments.

Note 8.  Debt

At December 31, 2011 and 2010, our debt consisted of:

	As of December 31,
	2011	2010
	(in millions)
Total debt	$35	$39
Less current portion of long-term debt	(8)	(8)

Long-term debt	$27	$31

As of December 31, 2011 and 2010, total debt consisted entirely of capital lease obligations. The minimum future lease payments related to our capital leases in effect as of December 31, 2011 and for the following periods were (in millions):

2012	2013	2014	2015	2016	Thereafter
$8	$5	$3	$3	$3	$13

Interest and other expense, net consisted of:

	For the Years Ended December 31,
	2011	2010	2009
	(in millions)
Interest expense	$4	$3	$30
Other expense / (income), net	5	4	4

Total interest and other expense, net	$9	$7	$34

In 2011 and 2010 interest expense related to interest incurred on capital leases. In 2009, interest expense included interest incurred on debt which was repaid in 2009 and interest incurred on capital leases. Other expense / (income) includes primarily bank fees partially offset by interest income.

In connection with the Spin-Off, we entered into a 364-day senior unsecured revolving credit facility on March 8, 2012, with borrowing capacity of $4.0 billion. Until the consummation of the Spin-Off, Kraft ParentCo guarantees our borrowings under the facility. We may borrow advances up to the aggregate amount of the unused commitments under the facility on or after March 8, 2012 and prior to the termination of the facility, which is scheduled for March 7, 2013. All committed pro rata borrowings under the facility will bear interest at a variable annual rate based on LIBOR or a defined base rate, at our election, plus an applicable margin based on (i) for any date prior to the consummation of the Spin-Off, the ratings of Kraft ParentCo’s long-term senior unsecured indebtedness and (ii) for any date on or following the consummation of the Spin-Off, the ratings of our long-term senior unsecured indebtedness. We intend to use the proceeds of this facility, as necessary, in connection with our capitalization plan, to support our working capital needs and for other general corporate purposes.

Note 9.  Stock Benefit Plans

Our Participation in Kraft ParentCo Incentive Plans

Kraft ParentCo maintains several incentive plans in which our executives, directors and employees participate. All awards granted under the plans are based on Kraft ParentCo’s common shares and, as such, are reflected in Kraft ParentCo’s consolidated statement of equity and not in our combined statement of equity.

Our stock-based compensation expense which was allocated from Kraft ParentCo was $51 million in 2011, $49 million in 2010 and $52 million in 2009. The expense was allocated primarily based on segment and headcount. These amounts were based on the awards and terms previously granted to our employees, but may not reflect the equity awards or results that we would have experienced or expect to experience as an independent, publicly traded company.

Stock Options

Stock options were granted to our eligible employees at an exercise price equal to the market value of the underlying Kraft ParentCo stock on the grant date, generally become exercisable in three annual installments beginning on the first anniversary of the grant date and have a maximum term of ten years.

Employee stock options were accounted for under the fair value method of accounting and valued using a modified Black-Scholes methodology. The fair value of the stock options on the grant date is amortized to expense over the vesting period. Compensation expense related to stock options for our employees was $14 million in 2011, $13 million in 2010 and $10 million in 2009. The deferred tax benefit recorded related to this compensation expense was $4 million in 2011, $4 million in 2010 and $4 million in 2009. The unamortized compensation expense related to stock options was $19 million at December 31, 2011 and is expected to be recognized over a weighted-average period of two years. The weighted-average Black-Scholes fair value assumptions utilized by Kraft ParentCo were as follows:

	Risk-Free Interest Rate	Expected Life	Expected Volatility	Expected Dividend Yield	Fair Value at Grant Date
2011	2.34%	6 years	18.92%	3.72%	$3.84
2010	2.82%	6 years	19.86%	4.14%	$3.69
2009	2.46%	6 years	21.36%	4.90%	$2.68

The risk-free interest rate represents the constant maturity U.S. government treasuries rate with a remaining term equal to the expected life of the options. The expected life is the period over which our employees are expected to hold their options. Volatility reflects historical movements in Kraft ParentCo’s stock price for a period commensurate with the expected life of the options. Dividend yield is estimated based on Kraft ParentCo’s stated dividend policy and the expected life of the options.

Stock option activity for the year ended December 31, 2011 was:

	Shares Subject to Option	Weighted- Average Exercise Price Per Share	Average Remaining Contractual Term	Aggregate Intrinsic Value
Balance at January 1, 2011	15,186,125	$27.71
Options granted	4,569,541	31.81
Options exercised	(4,954,068)	28.00
Options cancelled	(913,915)	29.27

Balance at December 31, 2011	13,887,683	28.87	8 years	$119 million

Exercisable at December 31, 2011	5,285,354	27.21	7 years	$53 million

In February 2011, as part of Kraft ParentCo’s annual equity program, our eligible employees were granted 4.4 million stock options at an exercise price of $31.83. In the aggregate, our employees were granted 4.6 million stock options during 2011 at a weighted-average exercise price of $31.81.

In February 2010, as part of Kraft ParentCo’s annual equity program, our eligible employees were granted 4.2 million stock options at an exercise price of $29.15. In the aggregate, our employees were granted 5.1 million stock options during 2010 at a weighted-average exercise price of $29.24.

In February 2009, as part of Kraft ParentCo’s annual equity program, our eligible employees were granted 5.2 million stock options at an exercise price of $23.64.

The total intrinsic value of our employee options exercised was $27 million in 2011, $25 million in 2010 and $23 million in 2009. Cash received from options exercised was $136 million in 2011, $38 million in 2010 and $25 million in 2009, and was remitted to Kraft ParentCo where the equity programs are managed. The actual tax benefit realized for the tax deductions from the option exercises totaled $11 million in 2011, $17 million in 2010 and $17 million in 2009.

Restricted and Deferred Stock

Restricted and deferred stock were granted to our eligible employees by Kraft ParentCo. The shares of restricted stock generally give employees all of the rights of Kraft ParentCo shareholders, including dividend and voting rights. Holders of deferred stock do not have voting rights but receive dividend equivalents. Employees and directors may not sell, assign, pledge or otherwise encumber the shares of restricted and deferred stock, and those shares are subject to forfeiture if certain employment conditions are not met. Restricted and deferred stock generally vest on the third anniversary of the grant date.

Shares granted in connection with Kraft ParentCo’s long-term incentive plan for executives vest based on varying performance, market and service conditions. The unvested shares have no voting rights and do not pay dividends.

The fair value of the restricted and deferred shares on the grant date is amortized to earnings over the vesting period. We recorded compensation expense related to restricted and deferred stock of $37 million in 2011, $36 million in 2010 and $42 million in 2009. The deferred tax benefit recorded related to this compensation expense was $12 million in 2011, $11 million in 2010 and $14 million in 2009. The unamortized compensation expense related to restricted and deferred stock was $46 million at December 31, 2011 and is expected to be recognized over a weighted-average period of two years.

Restricted and deferred stock activity for the year ended December 31, 2011 was:

	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Balance at January 1, 2011	3,982,018	$27.84
Granted	1,419,603	31.97
Vested	(1,219,053)	30.35
Forfeited	(369,760)	29.30

Balance at December 31, 2011	3,812,808	28.43

In January 2011, our employees were granted 0.4 million shares of stock in connection with Kraft ParentCo’s long-term incentive plan, and the market value per share was $31.62 on the date of grant. In February 2011, as part of Kraft ParentCo’s annual equity program, our eligible employees were issued 0.7 million shares of restricted and deferred stock, and the market value per restricted or deferred share was $31.83 on the date of grant. In aggregate, our employees were issued 1.4 million restricted and deferred shares during 2011, including those issued as part of Kraft ParentCo’s long-term incentive plan, with a weighted-average market value per share of $31.97.

In January 2010, our employees were granted 0.5 million shares of stock in connection with Kraft ParentCo’s long-term incentive plan, and the market value per share was $27.33 on the date of grant.

In February 2010, as part of Kraft ParentCo’s annual equity program, our eligible employees were issued 0.7 million shares of restricted and deferred stock, and the market value per restricted or deferred share was $29.15 on the date of grant. In aggregate, our employees were issued 1.6 million restricted and deferred shares during 2010, including those issued as part of Kraft ParentCo’s long-term incentive plan, with a weighted-average market value per share of $28.82.

In January 2009, our employees were granted 0.5 million shares of stock in connection with Kraft ParentCo’s long-term incentive plan, and the market value per share was $27.00 on the date of grant. In February 2009, as part of Kraft ParentCo’s annual equity program, our eligible employees were issued 1.3 million shares of restricted and deferred stock, and the market value per restricted or deferred share was $23.64 on the date of grant. In aggregate, our employees were issued 1.9 million restricted and deferred shares during 2009, including those issued as part of Kraft ParentCo’s long-term incentive plan, with a weighted-average market value per share of $24.68.

The weighted-average grant date fair value of restricted and deferred stock granted to our employees was $45 million, or $31.97 per restricted or deferred share, in 2011; $47 million, or $28.82 per restricted or deferred share, in 2010; and $46 million, or $24.68 per restricted or deferred share, in 2009. The vesting date fair value of restricted and deferred stock was $38 million in 2011, $33 million in 2010 and $49 million in 2009.

Note 10.  Pension and Other Postemployment Benefit Plans

Our Participation in Kraft ParentCo Pension and Other Postemployment Benefit Plans

Kraft ParentCo provides defined benefit pension, postretirement health care, defined contribution, and multiemployer pension and medical benefits to our eligible employees and retirees. As such, these liabilities are not reflected in our combined balance sheets. As of the Distribution Date, we expect to record the net benefit plan obligations related to these plans and reflect them on our combined balance sheet.

Our combined statements of earnings include expense allocations for these benefits which were determined based on a review of personnel by business unit and based on allocations of corporate and other shared functional personnel. We consider the expense allocation methodology and results to be reasonable for all periods presented.

Total Kraft ParentCo benefit plan net expenses allocated to us were $497 million in 2011, $486 million in 2010 and $464 million in 2009. These costs are reflected in our cost of sales and selling, general and administrative expenses. These costs were funded through intercompany transactions with Kraft ParentCo which are now reflected within the parent company investment equity balance.

Kraft ParentCo Defined Benefit Pension Plans

Substantially all of our retired U.S. and Canadian employees receive defined benefit pension benefits through various Kraft ParentCo pension plans. Eligible active employees will also receive defined benefit pension benefits through various Kraft ParentCo pension plans in both the United States and Canada upon retirement. Our allocated expenses in connection with these plans were $261 million in 2011, $248 million in 2010 and $235 million in 2009.

Certain employees participate in various Kraft ParentCo multiemployer pension plans. These plans provide pension benefits to retirees under certain collective bargaining agreements. None of the Kraft ParentCo multiemployer plans we participate in are considered significant multiemployer pension plans. In total, Kraft ParentCo allocated costs and made contributions to these plans on our behalf in the amount of $2 million in 2011, $2 million in 2010 and $2 million in 2009.

Kraft ParentCo Postretirement Health Care Plans

Substantially all of our retired U.S. and Canadian employees receive health care and other benefits through various Kraft ParentCo postretirement health care benefit plans. Eligible active employees will also receive postretirement health care benefits through various Kraft ParentCo postretirement plans in both the United States and Canada upon retirement. Our allocated expenses in connection with these plans were $160 million in 2011, $166 million in 2010 and $157 million in 2009.

Eligible employees also participate in various Kraft ParentCo multiemployer medical plans. These plans provide medical benefits to active employees and retirees under certain collective bargaining agreements. In total, Kraft ParentCo allocated costs and made contributions to these plans on our behalf in the amount of $20 million in 2011, $18 million in 2010 and $18 million in 2009.

Kraft ParentCo Defined Contribution Plans

Eligible employees participate in Kraft ParentCo defined contribution plans. These plans cover eligible salaried and hourly non-union and hourly union employees in the United States and Canada. The contributions and costs are primarily determined by the matching of employee contributions, as defined by the plans. In addition, eligible employees hired after December 31, 2008 automatically receive a basic contribution equal to 4.5% of their eligible compensation, as defined by the plans, since they are ineligible to participate in the Kraft ParentCo defined benefit pension plans. We were allocated charges for these defined contribution plans of $54 million in 2011, $52 million in 2010 and $52 million in 2009.

Canadian Pension Plans

Obligations and Funded Status

Certain plans in our Canadian operations (“Canadian Pension Plans”) are our direct obligations and have been recorded within our combined financial statements. The projected benefit obligations, plan assets and funded status of these Canadian Pension Plans at December 31, 2011 and 2010 were:

	Canadian Pension Plans
	2011	2010
	(in millions)
Benefit obligation at January 1	$512	$468
Service cost	7	7
Interest cost	26	24
Benefits paid	(40)	(32)
Actuarial losses	73	19
Currency	(7)	24
Other	2	2

Benefit obligation at December 31	573	512

Fair value of plan assets at January 1	473	417
Actual return on plan assets	18	45
Contributions	24	22
Benefits paid	(40)	(32)
Currency	(5)	21

Fair value of plan assets at December 31	470	473

Net pension liability recognized at December 31	$(103)	$(39)

The accumulated benefit obligation for our Canadian Pension Plans, which represents benefits earned to date, was $527 million at December 31, 2011 and $467 million at December 31, 2010.

These plans had a net pension liability of $103 million at December 31, 2011 and $39 million at December 31, 2010. The amounts were reflected in our combined balance sheets at December 31, 2011 and 2010 as follows:

	000000	000000
	Canadian Pension Plans
	2011	2010
	(in millions)
Prepaid pension assets	$14	$17
Other accrued liabilities	—	(1)
Accrued pension costs	(117)	(55)

	$(103)	$(39)

Certain of our Canadian Pension Plans are underfunded and have accumulated benefit obligations in excess of plan assets. For these plans, the projected benefit obligations, accumulated benefit obligations and the fair value of plan assets at December 31, 2011 and 2010 were:

	0000000	0000000
	Canadian Pension Plans
	2011	2010
	(in millions)
Projected benefit obligation	$478	$414
Accumulated benefit obligation	432	369
Fair value of plan assets	360	358

For the Canadian Pension Plans, we used the following weighted-average assumptions to determine the benefit obligations at December 31:

	0000000	0000000
	Canadian Pension Plans
	2011	2010
Discount rate	4.25%	5.00%
Expected rate of return on plan assets	6.80%	7.36%
Rate of compensation increase	3.00%	3.00%

Year-end discount rates for these plans were developed from a model portfolio of high quality, fixed-income debt instruments with durations that match the expected future cash flows of the benefit obligations. We determine our expected rate of return on plan assets from the plan assets’ historical long-term investment performance, current asset allocation and estimates of future long-term returns by asset class.

Components of Net Pension Cost

Net pension cost for the years ended December 31, 2011, 2010 and 2009 included:

	Canadian Pension Plans
	2011	2010	2009
	(in millions)
Service cost	$7	$7	$4
Interest cost	26	24	24
Expected return on plan assets	(38)	(35)	(32)
Amortization:
Net loss from experience differences	15	13	5
Other expenses	4	—	8

Net pension cost	$14	$9	$9

For certain Canadian Pension Plans, we determine the expected return on plan assets within the net periodic benefit cost using a calculated market return value that recognizes the cost over a five-year period. For other Canadian Pension Plans, we determine the expected return on plan assets based on asset fair values as of the measurement date. Canadian plant closures and early retirement benefits resulted in settlement losses of $4 million in 2011 and $8 million in 2009, as reflected in other expenses above.

As of December 31, 2011, we expect to amortize an estimated $20 million of net pre-tax loss from experience differences, from accumulated other comprehensive earnings / (losses), into net periodic pension cost during 2012.

We used the following weighted-average assumptions to determine our net pension cost for the years ended December 31:

	000000	000000	000000
	Canadian Pension Plans
	2011	2010	2009
Discount rate	5.00%	5.25%	7.30%
Expected rate of return on plan assets	7.36%	7.36%	7.37%
Rate of compensation increase	3.00%	3.00%	3.00%

Plan Assets

The fair value of the assets in our Canadian Pension Plans at December 31, 2011 was determined using the following fair value measurements:

	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in millions)
Asset Category
Non-U.S. equity securities	$38	$38	$—	$—
Pooled funds—equity securities	229	—	229	—

Total equity securities	267	38	229	—
Pooled funds—fixed income securities	197	—	197	—
Corporate bonds and other fixed income securities	6	—	6	—

Total fixed income securities	203	—	203	—

Total	$470	$38	$432	$—

The fair value of the assets in our Canadian Pension Plans at December 31, 2010 was determined using the following fair value measurements:

	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in millions)
Asset Category
Non-U.S. equity securities	$44	$44	$—	$—
Pooled funds—equity securities	242	—	242	—

Total equity securities	286	44	242	—
Pooled funds—fixed income securities	178	—	178	—
Corporate bonds and other fixed income securities	6	—	—	6

Total fixed income securities	184	—	178	6
Other	3	3	—	—

Total	$473	$47	$420	$6

Fair value measurements

•	Level 1—includes primarily non-U.S. equity securities valued using quoted prices in active markets.

•

Level 2—includes primarily pooled funds valued using net asset values of participation units held in common collective trusts, as reported by the managers of the trusts and as supported by the unit prices of actual purchase and sale transactions. Level 2 plan assets also primarily include corporate bonds and other fixed income securities, valued using independent observable market inputs, such as matrix pricing, yield curves and indices.

•

Level 3—we did not have any Level 3 plan assets at December 31, 2011. As of December 31, 2010, our Level 3 plan assets were investments in insurance contracts, which were valued based on the future stream of benefit payments discounted using prevailing interest rates.

Changes in assets classified as Level 3 investments within our Canadian Pension Plans for the year ended December 31, 2011 included:

	January 1, 2011 Balance	Net Realized and Unrealized Gains/(Losses)	Net Purchases, Issuances and Settlements	Net Transfers Into/(Out of) Level 3	Currency Impact	December 31, 2011 Balance
	(in millions)
Asset Category
Corporate bond and other fixed income securities	$6	$—	$(6)	$—	$—	$—

Total Level 3 investments	$6	$—	$(6)	$—	$—	$—

Changes in assets classified as Level 3 investments within our Canadian Pension Plans for the year ended December 31, 2010 included:

	January 1, 2010 Balance	Net Realized and Unrealized Gains/(Losses)	Net Purchases, Issuances and Settlements	Net Transfers Into/(Out of) Level 3	Currency Impact	December 31, 2010 Balance
	(in millions)
Asset Category
Corporate bond and other fixed income securities	$—	$—	$—	$6	$—	$6

Total Level 3 investments	$—	$—	$—	$6	$—	$6

The fair value of the assets in our Canadian Pension Plans consisted of the following asset categories at December 31, 2011 and 2010:

	Canadian Pension Plans
Asset Category	2011	2010
Equity securities	57%	60%
Fixed-income securities	43%	39%
Other	—	1%

Total	100%	100%

Our investment strategy is based primarily on our expectation that equity securities will outperform fixed-income securities over the long term. Accordingly, approximately 61% of the assets in our Canadian Pension Plans are in equity securities and approximately 39% are in fixed-income securities. The strategy uses actively managed and indexed international equity securities, indexed U.S. equity securities and indexed investment grade fixed-income securities.

We attempt to maintain our target asset allocation by rebalancing between asset classes as we make contributions and monthly benefit payments.

Employer Contributions

In 2011, we contributed $22 million and our employees contributed $2 million to our Canadian Pension Plans. We make contributions to our pension plans, primarily, to the extent that they are tax deductible and do not generate an excise tax liability. Based on current tax law and minimum funding requirements, we estimate that 2012 pension contributions would be approximately $39 million. Our actual contributions may be different due to many factors, including changes in tax and other benefit laws, significant differences between expected and actual pension asset performance or interest rates or other factors.

Future Benefit Payments

The estimated future benefit payments from our Canadian Pension Plans at December 31, 2011 and for the following periods were (in millions):

2012	2013	2014	2015	2016	2017-2021
$33	$34	$35	$35	$36	$ 196

Postemployment Benefit Plans

Obligations

Certain postemployment severance and other benefit plans have been recorded within our combined financial statements. Our postemployment plans are primarily not funded. The changes in the allocated benefit obligations for these plans and the net amount accrued at December 31, 2011 and 2010 were:

	2011	2010
	(in millions)
Benefit obligation at January 1	$26	$32
Service cost	2	2
Interest cost	1	2
Benefits paid	(15)	(9)
Assumption changes	1	(4)
Actuarial (gains) / losses	2	3
Other	16	—

Benefit obligation at December 31	$33	$26

In 2011, we recorded a Canadian postemployment plan, which was partially funded, with a net liability balance of approximately $16 million, as reflected in other above. The accrued benefit obligation was determined using a weighted-average discount rate of 3.4% in 2011 and 5.4% in 2010, an assumed ultimate annual turnover rate of 0.5% in 2011 and 2010, assumed compensation cost increases of 4.0% in 2011 and 2010 and assumed benefits as defined in the respective plans. Postemployment costs arising from actions that offer employees benefits in excess of those specified in the respective plans are charged to expense when incurred.

Components of Net Postemployment Cost

Net postemployment cost for the years ended December 31, 2011, 2010 and 2009 included:

	2011	2010	2009
	(in millions)
Service cost	$2	$2	$2
Interest cost	1	2	2
Amortization of net (gains) / losses	—	—	1
Other expenses	16	—	—

Net postemployment cost	$19	$4	$5

Other postemployment costs primarily relate to the establishment of the partially funded Canadian postemployment plan.

As of December 31, 2011, the estimated net gain for the postemployment benefit plans that we expected to amortize from accumulated other comprehensive earnings / (losses) into net postemployment costs during 2012 was insignificant.

Note 11.  Financial Instruments

Fair Value of Derivative Instruments

The fair values of derivative instruments recorded in the combined balance sheet as of December 31, 2011 and 2010 were:

	December 31, 2011		December 31, 2010
	Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
	(in millions)
Derivatives designated as hedging instruments:
Commodity contracts	$9	$2	$39	$4
Foreign exchange contracts	3	—	1	—
Interest rate contracts	—	25	—	—

	$12	$27	$40	$4

Derivatives not designated as hedging instruments:
Commodity contracts	$50	$68	$52	$9

Total fair value	$62	$95	$92	$13

We include the fair value of our asset derivatives within other current assets and the fair value of our liability derivatives within other current liabilities.

The fair values of our derivative instruments at December 31, 2011 were determined using:

	Total Fair Value of Net Asset /(Liability)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in millions)
Commodity contracts	$(11)	$(4)	$(7)	$—
Foreign exchange contracts	3	—	3	—
Interest rate contracts	(25)	—	(25)	—

Total derivatives	$(33)	$(4)	$(29)	$—

The fair values of our derivative instruments at December 31, 2010 were determined using:

	Total Fair Value of Net Asset / (Liability)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in millions)
Commodity contracts	$78	$78	$—	$—
Foreign exchange contracts	1	—	1	—

Total derivatives	$79	$78	$1	$—

Level 2 financial assets and liabilities consist of commodity forwards, foreign exchange forwards and interest rate swaps. Commodity derivatives are valued using an income approach based on the observable market commodity index prices less the contract rate multiplied by the notional amount. Foreign currency contracts are valued using an income approach based on observable market forward rates less the contract rate multiplied by the notional amount. Our calculation of the fair value of interest rate swaps is derived from a discounted cash flow analysis based on the terms of the contract and the observable market interest rate curve. Our calculation of the fair value of financial instruments takes into consideration the risk of nonperformance, including counterparty credit risk.

Derivative Volume

The net notional values of our derivative instruments as of December 31, 2011 and 2010 were:

	2011	2010
	(in millions)
Commodity contracts	$891	$570
Foreign exchange contracts	59	218
Interest rate contracts	1,000	—

In November 2011, we executed interest rate derivatives with $1 billion notional value to lock in a portion of the interest expense we expect to incur with a future debt issuance. In March 2012, we executed interest rate derivatives for an additional $1 billion of notional value to lock in a portion of the interest expense we expect to incur with future debt issuances.

Cash Flow Hedges

Cash flow hedge activity, net of income taxes, within accumulated other comprehensive earnings / (losses) included:

	2011	2010	2009
	(in millions)
Accumulated other comprehensive earnings / (losses) at January 1	$32	$(3)	$(67)
Transfer of realized (gains) / losses in fair value to earnings	(46)	—	93
Unrealized gain / (loss) in fair value	(4)	35	(29)

Accumulated other comprehensive earnings / (losses) at December 31	$(18)	$32	$(3)

The gains / (losses), net of income taxes, recognized in other comprehensive income / (loss) were:

	2011	2010	2009
	(in millions)
Commodity contracts	$16	$37	$(18)
Foreign exchange contracts	(4)	(2)	(11)
Interest rate contracts	(16)	—	—

Total	$(4)	$35	$(29)

The gains / (losses), net of income taxes, reclassified from accumulated other comprehensive earnings / (losses) into earnings were:

	2011	2010	2009
	(in millions)
Commodity contracts	$52	$4	$(101)
Foreign exchange contracts	(6)	(4)	8

Total	$46	$—	$(93)

The gains / (losses) on ineffectiveness recognized in pre-tax earnings were:

	2011	2010	2009
	(in millions)
Commodity contracts	$2	$(6)	$11

The gains / (losses) on the amount excluded from effectiveness testing recognized in pre-tax earnings were:

	2011	2010	2009
	(in millions)
Commodity contracts	$4	$3	$—

We record (i) the pre-tax gain or loss reclassified from accumulated other comprehensive earnings / (losses) into earnings, (ii) the gain or loss on ineffectiveness and (iii) the gain or loss on the amount excluded from effectiveness testing in:

•	cost of sales for commodity contracts;

•	cost of sales for foreign exchange contracts related to forecasted transactions

•	interest and other expense, net for interest rate contracts

Based on derivative contracts as of December 31, 2011 and the expected timing of forecasted transactions, we estimate unrealized losses of $4 million (net of taxes) for commodity cash flow hedges, unrealized gains of $2 million (net of taxes) for foreign currency cash flow hedges and unrealized losses of $1 million (net of taxes) for interest rate cash flow hedges to be reclassified into earnings in the next 12 months.

As of December 31, 2011, we had hedged forecasted transactions for the following durations:

•	commodity transactions for periods not exceeding the next 17 months;

•	foreign currency transactions for periods not exceeding the next 6 months; and

•	interest rate transactions for periods not exceeding the next 30 years and 4 months.

Economic Hedges

Gains / (losses) recorded in earnings for economic hedges which are not designated as hedging instruments included:

	Gain / (Loss) Recognized in Earnings			Location of Gain / (Loss) Recognized in Earnings
	2011	2010	2009
	(in millions)
Commodity contracts	$31	$36	$(32)	Cost of sales

Note 12.  Commitments and Contingencies

Legal Proceedings

We routinely are involved in legal proceedings, claims and governmental inspections or investigations arising in the ordinary course of our business.

On March 1, 2011, the Starbucks Coffee Company (“Starbucks”), without our authorization and in what we contend is a violation and breach of our agreements with Starbucks, took control of the Starbucks packaged coffee business (“Starbucks CPG business”) in grocery stores and other channels. The dispute is pending arbitration in Chicago, Illinois. We are seeking appropriate remedies, including but not limited to payment of the fair market value of our supply and license agreement with Starbucks relating to the Starbucks CPG business, plus the premium this agreement specifies. Starbucks has counterclaimed for unspecified damages. The arbitration proceeding is set to begin on July 11, 2012. The results of the Starbucks CPG business were included primarily in our U.S. Beverages and Canada & N.A. Foodservice segments through March 1, 2011.

While we cannot predict with certainty the results of our dispute with Starbucks or any other legal matters in which we are currently involved, we do not expect that the ultimate costs to resolve any of these matters will have a material adverse effect on our financial results.

Third-Party Guarantees

We have third-party guarantees primarily covering the long-term obligations of our vendors. As part of those transactions, we guarantee that third parties will make contractual payments or achieve performance measures. At December 31, 2011, the carrying amount of our third-party guarantees on our combined balance sheet and the maximum potential payment under these guarantees was $22 million. Substantially all of these guarantees expire at various times through 2018.

Leases

Rental expenses were $169 million in 2011, $168 million in 2010 and $178 million in 2009. As of December 31, 2011, minimum rental commitments under non-cancelable operating leases in effect at year-end were (in millions):

2012	2013	2014	2015	2016	Thereafter	Total
$118	$100	$75	$54	$39	$ 117	$503

Note 13.  Income Taxes

Our income taxes were calculated on a separate tax return basis, although our operations have historically been included in Kraft ParentCo’s U.S. federal, state and foreign tax returns. Kraft ParentCo’s global tax model has been developed based on its entire portfolio of businesses. Accordingly, our tax results as presented are not necessarily indicative of future performance and do not necessarily reflect the results that we would have generated as an independent, publicly traded company for the periods presented.

Earnings from continuing operations before income taxes and the provision for income taxes consisted of the following for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
	(in millions)
Earnings from continuing operations before income taxes:
United States	$2,672	$2,704	$2,758
Outside United States	297	293	230

	$2,969	$2,997	$2,988

Provision for income taxes:
United States federal:
Current	$816	$1,000	$848
Deferred	53	(88)	(15)

	869	912	833
State and local:
Current	170	115	87
Deferred	10	(7)	(1)

	180	108	86

Total United States	1,049	1,020	919

Outside United States:
Current	75	69	111
Deferred	6	21	6

Total outside United States	81	90	117

Total provision for income taxes	$1,130	$1,110	$1,036

The 2010 earnings and gain from discontinued operations from the sale of the Frozen Pizza business included tax expense of $1.2 billion.

As of January 1, 2011, our unrecognized tax benefits were $329 million. If we had recognized all of these benefits, the net impact on our income tax provision would have been $190 million. Our unrecognized tax benefits were $371 million at December 31, 2011, and if we had recognized all of these benefits, the net impact on our income tax provision would have been $229 million. The amount of unrecognized tax benefits could decrease by approximately $75-$100 million during the next 12 months due to the potential resolution of certain U.S. federal and state examinations. We include accrued interest and penalties related to uncertain tax positions in our tax provision. We had accrued interest and penalties of $62 million as of January 1, 2011 and $80 million as of December 31, 2011.

Our 2011 provision for income taxes included $22 million net expense for interest and penalties and we paid interest and penalties of $4 million during 2011.

The changes in our unrecognized tax benefits for the years ended December 31, 2011, 2010 and 2009 were:

	2011	2010	2009
	(in millions)
Balance at January 1	$329	$237	$262
Increases from positions taken during prior periods	34	3	27
Decreases from positions taken during prior periods	(19)	(21)	(65)
Increases from positions taken during the current period	33	104	32
(Decreases) / increases relating to settlements with taxing authorities	(13)	5	(20)
Currency / other	7	1	1

Balance at December 31	$371	$329	$237

We are regularly examined by U.S. federal, state and foreign tax authorities. The U.S. federal statute of limitations remains open for the year 2004 and onward. The U.S. Internal Revenue Service (“IRS”) is currently examining our 2004-2006 tax returns and we expect this examination to close during 2012. Our income tax filings are also currently under examination by tax authorities in various U.S. state jurisdictions. U.S. state jurisdictions have statutes of limitations generally ranging from three to five years. In Canada, our only significant foreign jurisdiction, the earliest open tax year is 2003 and our tax filings for 2003-2006 are currently under examination. At December 31, 2011, applicable U.S. federal income taxes and foreign withholding taxes had not been provided on approximately $815 million of accumulated earnings of foreign subsidiaries that are expected to be permanently reinvested. It is impractical for us to determine the amount of unrecognized deferred tax liabilities on these permanently reinvested earnings.

The effective income tax rate on pre-tax earnings differed from the U.S. federal statutory rate for the following reasons for the years ended December 31, 2011, 2010 and 2009:

	2011		2010		2009
U.S. federal statutory rate	35.0%		35.0%		35.0%
Increase / (decrease) resulting from:
U.S. state and local income taxes, net of federal tax benefit excluding IRS audit impacts	3.9%		2.7%		2.8%
U.S. federal and state reserves on IRS audit settlements	1.1%		(0.7%	)	(0.5%	)
Reversal of other tax accruals no longer required	—		—		(0.5%	)
Domestic manufacturing deduction	(1.7%	)	(2.1%	)	(1.3%	)
U.S. health care legislation	—		2.6%		—
Foreign rate differences	(0.5%	)	(0.8%	)	(0.1%	)
Other	0.3%		0.3%		(0.7%	)

Effective tax rate	38.1%		37.0%		34.7%

Our 2011 effective tax rate included net tax costs of $52 million from discrete one-time events, primarily from various U.S. federal and state tax audit developments during the year as well as the revaluation of state deferred tax assets and liabilities resulting from state tax legislation enacted in 2011.

Our 2010 effective tax rate included net tax costs of $32 million, primarily due to a $79 million write-off of deferred tax assets as a result of the U.S. health care legislation enacted in March 2010 partially offset by the federal and state impacts from the favorable resolution of a federal tax audit.

Our 2009 effective tax rate included net tax benefits of $52 million, primarily due to settlements with various state tax authorities and an agreement we reached with the IRS on specific matters related to years 2000 through 2003.

The tax effects of temporary differences that gave rise to deferred income tax assets and liabilities consisted of the following at December 31, 2011 and 2010:

	2011	2010
	(in millions)
Deferred income tax assets:
Employee benefits	$143	$115
Net operating losses	18	20
Promotion related	70	89
Other	320	319

Total deferred income tax assets	551	543

Valuation allowance	—	—

Net deferred income tax assets	$551	$543

Deferred income tax liabilities:
Trade names	$(952)	$(949)
Property, plant and equipment	(958)	(887)
Other	(12)	(60)

Total deferred income tax liabilities	(1,922)	(1,896)

Net deferred income tax liabilities	$(1,371)	$(1,353)

Note 14.  Segment Reporting

We manufacture and market food and beverage products, including convenient meals, refreshment beverages and coffee, cheese and other grocery products, primarily in the United States and Canada. We manage and report operating results through five reportable segments. Our reportable segments are U.S. Beverages, U.S. Cheese, U.S. Convenient Meals, U.S. Grocery and Canada & N.A. Foodservice. In conjunction with the Spin-Off, we include the Planters and Corn Nuts businesses within our U.S. Grocery segment and our Puerto Rico and export operations within our Canada & N.A. Foodservice segment.

Management uses segment operating income to evaluate segment performance and allocate resources. We believe it is appropriate to disclose this measure to help investors analyze segment performance and trends. Segment operating income excludes unrealized gains and losses on hedging activities (which are a component of cost of sales), certain components of our U.S. pension plan cost (which is a component of cost of sales and selling, general and administrative expenses) and general corporate expenses (which are a component of selling, general and administrative expenses). We exclude certain components of our U.S. pension plan cost from segment operating income because

Kraft ParentCo centrally manages pension plan funding decisions and the determination of discount rate, expected rate of return on plan assets and other actuarial assumptions. Therefore, we allocate only the service cost component of our U.S. pension plan expense to segment operating income. We exclude the unrealized gains and losses on hedging activities from segment operating income in order to provide better transparency of our segment operating results. Once realized, the gains and losses on hedging activities are recorded within segment operating results. Furthermore, we centrally manage interest and other expense, net. Accordingly, we do not present these items by segment because they are excluded from the segment profitability measure that management reviews. We use the same accounting policies for the segments as those described in Note 2, “Summary of Significant Accounting Policies.”

Our fiscal year end is December 31. Our operating subsidiaries report results on the last Saturday of the fiscal year. Because we report results on the last Saturday of the year, and December 31, 2011 fell on a Saturday, our 2011 results included the 53rd week of operating results. We estimate that the extra week positively impacted net revenues by approximately $225 million and operating income by approximately $63 million in 2011.

Our segment operating results consisted of:

	For the Years Ended December 31,
	2011	2010	2009
	(in millions)
Net revenues:
U.S. Beverages	$3,028	$3,236	$3,081
U.S. Cheese	3,832	3,548	3,632
U.S. Convenient Meals	3,337	3,133	3,032
U.S. Grocery	4,593	4,333	4,298
Canada & N.A. Foodservice	3,865	3,547	3,235

Net revenues	$18,655	$17,797	$17,278

	For the Years Ended December 31,
	2011	2010	2009
	(in millions)
Earnings from continuing operations before income taxes:
Operating income:
U.S. Beverages	$450	$564	$511
U.S. Cheese	629	598	667
U.S. Convenient Meals	319	268	234
U.S. Grocery	1,316	1,246	1,187
Canada & N.A. Foodservice	482	474	405
Unrealized gains / (losses) on hedging activities	(63)	29	165
Certain U.S. pension plan costs	(155)	(144)	(133)
General corporate expenses	(55)	(74)	(61)

Operating income	2,923	2,961	2,975
Interest and other expense, net	(9)	(7)	(34)
Royalty income from affiliates	55	43	47

Earnings from continuing operations before income taxes	$2,969	$2,997	$2,988

Our largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for approximately 24% of combined net revenues in 2011, 25% in 2010 and 24% in 2009.

On March 1, 2011, Starbucks, without our authorization and in what we contend is a violation and breach of our agreements with Starbucks, took control of the Starbucks CPG business in grocery stores and other channels. The dispute is pending arbitration in Chicago, Illinois. We are seeking appropriate remedies, including but not limited to payment of the fair market value of our supply and license agreement with Starbucks relating to the Starbucks CPG business, plus the premium this agreement specifies. Starbucks has counterclaimed for unspecified damages. The arbitration proceeding is set to begin on July 11, 2012. The results of the Starbucks CPG business were included primarily in our U.S. Beverages and Canada & N.A. Foodservice segments through March 1, 2011.

Total assets, depreciation expense and capital expenditures by segment were:

	As of December 31,
	2011	2010	2009
	(in millions)
Total assets:
U.S. Beverages	$2,836	$2,512	$2,381
U.S. Cheese	4,156	4,633	4,589
U.S. Convenient Meals	2,151	2,064	3,063
U.S. Grocery	7,723	8,029	7,995
Canada & N.A. Foodservice	3,194	3,244	3,108
Unallocated assets(1)	1,479	1,116	1,053

Total assets	$21,539	$21,598	$22,189

(1)	Unallocated assets consist primarily of deferred income taxes, centrally held property, plant and equipment, prepaid pension assets and derivative financial instrument balances.

	For the Years Ended December 31,
	2011	2010	2009
	(in millions)
Depreciation expense:
U.S. Beverages	$66	$73	$69
U.S. Cheese	80	67	66
U.S. Convenient Meals	83	61	67
U.S. Grocery	97	98	92
Canada & N.A. Foodservice	38	38	36

Total—continuing operations	364	337	330
Discontinued operations	—	16	17

Total depreciation expense	$364	$353	$347

	For the Years Ended December 31,
	2011	2010	2009
	(in millions)
Capital expenditures:
U.S. Beverages	$121	$88	$82
U.S. Cheese	72	88	72
U.S. Convenient Meals	88	109	135
U.S. Grocery	79	96	104
Canada & N.A. Foodservice	41	65	59

Total—continuing operations	401	446	452
Discontinued operations	—	2	61

Total capital expenditures	$401	$448	$513

Geographic data for net revenues, long-lived assets and total assets were:

	For the Years Ended December 31,
	2011	2010	2009
	(in millions)
Net revenues:
United States	$16,389	$15,719	$15,443
Canada	2,266	2,078	1,835

Total net revenues	$18,655	$17,797	$17,278

	2011	2010	2009
	(in millions)
Long-lived assets:
United States	$16,750	$16,752	$17,468
Canada	1,517	1,539	1,462

Total long-lived assets	$18,267	$18,291	$18,930

Total assets:
United States	$19,624	$19,643	$20,343
Canada	1,915	1,955	1,846

Total assets	$21,539	$21,598	$22,189

Kraft Foods Group, Inc.

Valuation and Qualifying Accounts

For the Years Ended December 31, 2011, 2010 and 2009

(in millions)

		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
			(a)	(b)
2011:
Allowances related to accounts receivable	$22	$5	$(2)	$2	$23
2010:
Allowances related to accounts receivable	28	(1)	4	9	22
2009:
Allowances related to accounts receivable	33	7	(1)	11	28

Notes:

(a)	Primarily related to currency translation.
(b)	Represents charges for which allowances were created.

Kraft Foods Group, Inc.

Computation of Ratios of Earnings to Fixed Charges

(in millions, except ratios)

	Years Ended December 31,
	2011	2010	2009	2008	2007
Earnings from continuing operations before income taxes	$2,969	$2,997	$2,988	$2,181	$2,458

Add / (Deduct):
Fixed charges	67	65	96	80	70
Interest capitalized, net of amortization	1	1	—	(2)	(3)

Earnings available for fixed charges	$3,037	$3,063	$3,084	$2,259	$2,525

Fixed charges:
Interest incurred:
Interest expense(a)	$10	$8	$35	$26	$21
Capitalized interest	1	1	2	3	5

	11	9	37	29	26
Portion of rent expense deemed to represent interest factor	56	56	59	51	44

Fixed charges	$67	$65	$96	$80	$70

Ratio of earnings to fixed charges	45.3	47.1	32.1	28.2	36.1

Notes:

(a)	Excludes interest related to uncertain tax positions, which is recorded in our tax provision.

Kraft Foods Group, Inc.

Condensed Combined Statements of Earnings

For the Three Months Ended March 31, 2012 and 2011

(in millions)

(unaudited)

	For the Three Months Ended March 31,
	2012	2011
Net revenues	$4,453	$4,405
Cost of sales	2,989	2,888

Gross profit	1,464	1,517

Selling, general and administrative expenses	676	757
Asset impairment and exit costs	55	—

Operating income	733	760

Interest and other expense, net	2	2
Royalty income from affiliates	(12)	(10)

Earnings before income taxes	743	768

Provision for income taxes	265	281

Net earnings	$478	$487

See accompanying notes to the condensed combined financial statements

Kraft Foods Group, Inc.

Condensed Combined Statements of Comprehensive Earnings

For the Three Months Ended March 31, 2012 and 2011

(in millions)

(unaudited)

	For the Three Months Ended March 31,
	2012	2011
Net earnings	$478	$487
Other comprehensive earnings:
Currency translation adjustment	48	14
Pension and other benefits:
Net actuarial gain arising during period	6	—
Reclassification adjustment for losses included in net earnings due to:
Amortization of experience losses and prior service costs	5	3
Tax expense	(3)	(1)
Derivatives accounted for as hedging instruments:
Net derivative gains	10	17
Reclassification adjustment for losses / (gains) included in net earnings	13	(11)
Tax expense	(9)	(4)

Total other comprehensive earnings	70	18

Comprehensive earnings	$548	$505

See accompanying notes to the condensed combined financial statements

Kraft Foods Group, Inc.

Condensed Combined Balance Sheets as of March 31, 2012 and December 31, 2011

(in millions)

(unaudited)

	March 31, 2012	December 31, 2011
ASSETS
Cash and cash equivalents	$3	$—
Receivables (net of allowances of $23 in 2012 and $23 in 2011)	1,175	903
Inventories, net	2,174	1,943
Deferred income taxes	224	232
Other current assets	240	194

Total current assets	3,816	3,272

Property, plant and equipment, net	4,260	4,278
Goodwill	11,345	11,316
Intangible assets, net	2,630	2,630
Prepaid pension assets	16	14
Other assets	28	29

TOTAL ASSETS	$22,095	$21,539

LIABILITIES
Current portion of long-term debt	$8	$8
Accounts payable	1,350	1,447
Accrued marketing	483	575
Accrued employment costs	98	242
Other current liabilities	541	300

Total current liabilities	2,480	2,572

Long-term debt	26	27
Deferred income taxes	1,608	1,603
Accrued pension costs	110	117
Other liabilities	596	621

TOTAL LIABILITIES	4,820	4,940
Commitments and Contingencies (Note 10)
EQUITY
Parent company investment	17,582	16,976
Accumulated other comprehensive losses	(307)	(377)

TOTAL EQUITY	17,275	16,599

TOTAL LIABILITIES AND EQUITY	$22,095	$21,539

See accompanying notes to the condensed combined financial statements

Kraft Foods Group, Inc.

Condensed Combined Statements of Equity

For the Year Ended December 31, 2011 and Three Months Ended March 31, 2012

(in millions)

(unaudited)

	Parent Company Investment	Accumulated Other Comprehensive Earnings/ (Losses)	Total Equity
Balances at January 1, 2011	$17,210	$(171)	$17,039
Net earnings	1,839	—	1,839
Other comprehensive losses, net of income taxes	—	(206)	(206)
Net transfers to Kraft ParentCo	(2,073)	—	(2,073)

Balances at December 31, 2011	$16,976	$(377)	$16,599
Net earnings	478	—	478
Other comprehensive earnings, net of income taxes	—	70	70
Net transfers from Kraft ParentCo	128	—	128

Balances at March 31, 2012	$17,582	$(307)	$17,275

See accompanying notes to the condensed combined financial statements

Kraft Foods Group, Inc.

Condensed Combined Statements of Cash Flows

For the Three Months Ended March 31, 2012 and 2011

(in millions)

(unaudited)

	For the Three Months Ended March 31,
	2012	2011
CASH PROVIDED BY / (USED IN) OPERATING ACTIVITIES
Net earnings	$478	$487
Adjustments to reconcile net earnings to operating cash flows:
Depreciation and amortization	79	89
Stock-based compensation expense	14	12
Deferred income tax provision	1	4
Asset impairments	32	—
Other non-cash expense, net	12	20
Change in assets and liabilities:
Receivables, net	(255)	(205)
Inventories, net	(229)	(449)
Accounts payable	(145)	121
Other current assets	(43)	2
Other current liabilities	(35)	219
Change in pension assets and liabilities, net	(1)	(3)

Net cash (used in) / provided by operating activities	(92)	297

CASH PROVIDED BY / (USED IN) INVESTING ACTIVITIES
Capital expenditures	(91)	(50)

Net cash used in investing activities	(91)	(50)

CASH PROVIDED BY / (USED IN) FINANCING ACTIVITIES
Repayments of short-term borrowings	(2)	(2)
Net transfers from / (to) Kraft ParentCo and affiliates	145	(338)
Other	43	93

Net cash provided by / (used in) financing activities	186	(247)

Cash and cash equivalents:
Increase	3	—
Balance at beginning of period	—	2

Balance at end of period	$3	$2

See accompanying notes to the condensed combined financial statements

Kraft Foods Group, Inc.

Notes to Condensed Combined Financial Statements

(Unaudited)

Note 1.  Background and Basis of Presentation

Background

Kraft Foods Group operates one of the largest consumer packaged food and beverage companies in North America. We manufacture and market convenient meals, refreshment beverages and coffee, cheese and other grocery products, primarily in the United States and Canada. Our product categories span all major meal occasions, both at home and in foodservice locations.

On August 4, 2011, Kraft ParentCo announced plans to create two independent public companies: the Global Snacks Business and the North American Grocery Business. To effect the separation, Kraft ParentCo will undertake a series of transactions to separate net assets and entities. Following these transactions, Kraft ParentCo will hold the Global Snacks Business, and we, Kraft Foods Group, will hold the North American Grocery Business. Kraft ParentCo will then distribute our common stock pro rata to its shareholders. After the Spin-Off, we will operate as an independent, publicly traded company.

On March 14, 2012, Kraft ParentCo’s Board of Directors approved $1.7 billion of one-time costs (excluding the costs to incur debt) and $0.4 billion in capital expenditures to facilitate the Spin-Off and optimize both the North American Grocery Business and Global Snacks Business. Of the $1.7 billion of one-time costs, approximately $0.6 billion relates to Spin-Off transaction and transition costs such as professional service fees within the finance, legal and information system functions. See Note 5, “2012–2014 Restructuring Program,” for information on the $1.1 billion of restructuring and implementation related costs.

In addition to Spin-Off transaction and transition costs, Kraft ParentCo also anticipates incurring an estimated $400 million to $800 million of Spin-Off financing and related costs to redistribute debt and secure investment grade credit ratings for both the North American Grocery Business and Global Snacks Business. We refer to our share of the Spin-Off transaction, transition and financing and related costs collectively as “Spin-Off Costs.” Kraft ParentCo currently expects to incur all Spin-Off transaction costs and most of the Spin-Off transition costs. Each stand-alone company will bear its direct financing and related costs. During the three months ended March 31, 2012 and prior periods, no Spin-Off Costs were allocated to us. Based on our estimates at this time, we expect to fund our portion of the transition, financing and related costs, restructuring and implementation costs with cash from operations and financing activities.

The Spin-Off transaction is subject to a number of conditions, including the receipt and continued validity of a private letter ruling from the IRS, the effectiveness of the Registration Statement on Form 10 that was initially filed with the U.S. Securities and Exchange Commission (“SEC”) on April 2, 2012, the execution of agreements between the Global Snacks Business and the North American Grocery Business related to the Spin-Off, further diligence as appropriate and final approval from our Board of Directors. While our current target is to complete the Spin-Off before the end of 2012, we cannot assure you that the Spin-Off will be completed on the anticipated timeline, or at all, or that the terms of the Spin-Off will not change.

Basis of Presentation

These condensed combined financial statements have been prepared on a stand-alone basis and are derived from Kraft ParentCo’s consolidated financial statements and accounting records. The condensed combined financial statements reflect our financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”). The North American Grocery Business consists of Kraft ParentCo’s current U.S. and Canadian grocery, beverages, cheese, convenient meals, Planters and Corn Nuts businesses, including the related foodservice operations and certain of the grocery operations in Puerto Rico, as well as portions of its grocery export operations from the United States and Canada.

The condensed combined balance sheet data as of December 31, 2011 was derived from audited financial statements, but does not include all disclosures required by U.S. GAAP. Our interim condensed combined financial statements are unaudited. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been omitted. You should read these statements in conjunction with our audited combined financial statements as of and for each of the three years ended December 31, 2011 and related notes thereto included elsewhere in this Registration Statement. It is management’s opinion that these financial statements include all normal and recurring adjustments necessary for a fair presentation of our financial position and operating results. Net revenues and net earnings for any interim period are not necessarily indicative of future or annual results.

Our condensed combined financial statements include certain expenses of Kraft ParentCo which were allocated to us for certain functions, including general corporate expenses related to finance, legal, information technology, human resources, compliance, shared services, insurance, employee benefits and incentives and stock-based compensation. These expenses have been allocated in our historical results of operations on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenue, operating income or headcount. We consider the expense allocation methodology and results to be reasonable for all periods presented. However, these allocations may not be indicative of the actual expenses we would have incurred as an independent public company or of the costs we will incur in the future, and may differ substantially from the allocations we will agree to in the various separation agreements.

Kraft ParentCo maintains a number of benefit and stock-based compensation programs at a corporate level. Our employees participate in those programs and as such, we were allocated a portion of the expenses associated with these programs. However, our condensed combined balance sheets do not include any Kraft ParentCo net benefit plan obligations nor Kraft ParentCo outstanding equity related to the stock-based compensation programs. Any benefit plan net liabilities that are our direct obligation, such as certain Canadian pension and North American postemployment plans, are reflected in our condensed combined balance sheets as well as within our other operating results. See Note 7, “Stock Benefit Plans,” and Note 8, “Pension and Other Postemployment Benefit Plans,” for further description of these stock-based compensation and benefit programs.

We also generate a portion of our net revenues from sales to Kraft ParentCo’s subsidiaries. Included in our condensed combined financial statements were net revenues from intercompany sales of $27 million in the three months ended March 31, 2012 and $24 million in the three months ended March 31, 2011. Intercompany receivables and payables with Kraft ParentCo are reflected within parent company investment in the accompanying condensed combined financial statements.

Kraft ParentCo and affiliates pay royalties to us under various royalty arrangements. Amounts outstanding under these arrangements are considered settled for cash at the end of each reporting period and, as such, are included in parent company investment. Royalty income from affiliates was $12 million in the three months ended March 31, 2012 and $10 million in the three months ended March 31, 2011. Following the Distribution Date, we will no longer receive this royalty income because we will not retain the rights to the intellectual property underlying this royalty income.

Historically, Kraft ParentCo has provided financing, cash management and other treasury services to us. Our cash balances are swept by Kraft ParentCo and historically, we have received funding from Kraft ParentCo for our operating and investing cash needs. Cash transferred to and from Kraft ParentCo has historically been recorded as intercompany payables and receivables which are reflected in parent company investment in the accompanying condensed combined financial statements.

Principles of Combination

The condensed combined financial statements include our net assets and results of our operations as described above. All significant intracompany transactions and accounts within our combined businesses have been eliminated.

Intercompany transactions between Kraft ParentCo and us are reflected in these condensed combined financial statements. Intercompany transactions with Kraft ParentCo or its affiliates are reflected in the condensed combined statements of cash flows as net transfers to Kraft ParentCo and its affiliates within financing activities and in the condensed combined balance sheets within the parent company investment. The parent company investment equity balance represents Kraft ParentCo’s historical investment in us and the net effect of transactions with and allocations from Kraft ParentCo.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued an amendment to revise certain fair value measurement and disclosure requirements. This amendment establishes common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and International Financial Reporting Standards. We adopted the guidance on January 1, 2012 and the adoption did not have a material impact on our financial statements.

Subsequent Events

We evaluated subsequent events and included all accounting and disclosure requirements related to subsequent events in our condensed combined financial statements.

Note 2.  Inventories

Inventories at March 31, 2012 and December 31, 2011 were:

	March 31, 2012	December 31, 2011
	(in millions)
Raw materials	$587	$562
Work in process	390	373
Finished product	1,197	1,008

Inventories, net	$2,174	$1,943

Note 3.  Property, Plant and Equipment

Property, plant and equipment at March 31, 2012 and December 31, 2011 were:

	March 31, 2012	December 31, 2011
	(in millions)
Land and land improvements	$124	$124
Buildings and building improvements	1,994	1,984
Machinery and equipment	5,816	5,764
Construction in progress	323	297

	8,257	8,169
Accumulated depreciation	(3,997)	(3,891)

Property, plant and equipment, net	$4,260	$4,278

Note 4.  Goodwill and Intangible Assets

Goodwill by reportable segment at March 31, 2012 and December 31, 2011 was:

	March 31, 2012	December 31, 2011
	(in millions)
U.S. Beverages	$1,290	$1,290
U.S. Cheese	3,000	3,000
U.S. Convenient Meals	985	985
U.S. Grocery	4,216	4,216
Canada & N.A. Foodservice	1,854	1,825

Goodwill	$11,345	$11,316

Intangible assets were $2.6 billion at March 31, 2012 and December 31, 2011 and consist principally of trademarks.

Changes in goodwill and intangible assets consisted of:

	2012
	Goodwill	Intangible Assets
	(in millions)
Balance at January 1, 2012	$11,316	$2,630
Changes due to foreign currency	29	—

Balance at March 31, 2012	$11,345	$2,630

In the three months ended March 31, 2012, except for changes due to foreign currency translation, there were no significant changes to goodwill and intangible assets.

Note 5.  2012-2014 Restructuring Program

On March 14, 2012, the Kraft ParentCo Board approved $1.1 billion of restructuring and related implementation costs (“2012-2014 Restructuring Program”) reflecting primarily severance, asset disposals and other manufacturing-related one-time costs. The program is expected to be completed by the end of 2014.

At this time, the timing and our portion of the $1.1 billion of one-time restructuring and implementation costs could change and so we have not provided an estimate of our share of the total costs of the 2012-2014 Restructuring Program. Based on our estimates at this time, we expect to fund our portion of the restructuring and implementation costs with cash from operations and financing activities.

Restructuring Costs

During the three months ended March 31, 2012, we recorded $55 million of one-time restructuring charges within asset impairment and exit costs expense, we spent $8 million in cash and we also recognized non-cash asset write-downs totaling $32 million. At March 31, 2012, our $15 million restructuring liability was recorded within other current liabilities.

	Severance	Asset Write-downs	Total
	(in millions)
Liability balance, January 1, 2012	$—	$—	$—
Charges	23	32	55
Cash spent	(8)	—	(8)
Non-cash settlements	—	(32)	(32)

Liability balance, March 31, 2012	$15	$—	$15

Restructuring Costs by Segment

During the three months ended March 31, 2012, we recorded restructuring costs within segment operating income as follows:

Restructuring Costs
(in millions)
U.S. Beverages	$6
U.S. Cheese	19
U.S. Convenient Meals	6
U.S. Grocery	13
Canada & N.A. Foodservice	11

Total	$55

Note 6.  Debt

In connection with the Spin-Off, we entered into a 364-day senior unsecured revolving credit facility on March 8, 2012, with borrowing capacity of $4.0 billion. Until the consummation of the Spin-Off, Kraft ParentCo guarantees our borrowings under the facility. We may borrow advances up to the aggregate amount of the unused commitments under the facility on or after March 8, 2012 and prior to the termination of the facility, which is scheduled for March 7, 2013. All committed borrowings under the facility will bear interest at a variable annual rate based on LIBOR or a defined base rate, at our election, plus an applicable margin based on (i) for any date prior to the consummation of the Spin-Off, the ratings of Kraft ParentCo’s long-term senior unsecured indebtedness and (ii) for any date on or following the consummation of the Spin-Off, the ratings of our long-term senior unsecured indebtedness. We intend to use the proceeds of this facility, as necessary, in connection with our capitalization plan, to support our working capital needs and for other general corporate purposes. As of March 31, 2012, no amounts were drawn on this facility.

Note 7.  Stock Benefit Plans

Our Participation in Kraft ParentCo Incentive Plans

Kraft ParentCo maintains several incentive plans in which our executives, directors and employees participate. All awards granted under the plans are based on Kraft ParentCo’s common shares and, as such, are reflected in Kraft ParentCo’s consolidated statement of equity and not in our condensed combined statements of equity.

Stock-based compensation expense allocated from Kraft ParentCo was $14 million for the three months ended March 31, 2012 and $12 million for the three months ended March 31, 2011. The expense was allocated primarily based on segment and headcount. These amounts are based on the awards and terms previously granted to our employees, but may not reflect the equity awards or results that we would have experienced or expect to experience as an independent, publicly traded company.

Restricted and Deferred Stock

Restricted and deferred stock were granted to our eligible employees by Kraft ParentCo. The shares of restricted or deferred stock give employees and directors, in most instances, all of the rights of Kraft ParentCo shareholders, except that they may not sell, assign, pledge or otherwise encumber the shares. Shares of restricted and deferred stock are subject to forfeiture if certain employment conditions are not met. Restricted and deferred stock generally vest on the third anniversary of the grant date.

Shares granted to our employees in connection with Kraft ParentCo’s long-term incentive plan vest based on varying performance, market and service conditions. The unvested shares have no voting rights and do not pay dividends.

In January 2012, our employees were granted 0.4 million shares of stock in connection with Kraft ParentCo’s long-term incentive plan, and the market value per share was $37.63 on the date of grant. In February 2012, as part of Kraft ParentCo’s annual equity program, our eligible employees were issued 0.6 million shares of restricted and deferred stock, and the market value per restricted or deferred share was $38.00 on the date of grant. During the three months ended March 31, 2012, we issued 0.2 million shares of additional restricted and deferred shares with a weighted-average market value of $30.13 per share primarily in connection with our long-term incentive plan and awards granted in 2009 which vested during the first quarter of 2012. In aggregate, our employees were issued 1.2 million restricted and deferred shares during the three months ended March 31, 2012, including those issued as part of Kraft ParentCo’s long-term incentive plan, with a weighted-average market value per share of $36.60.

The vesting date fair value of restricted and deferred stock was $51 million during the three months ended March 31, 2012 and $34 million during the three months ended March 31, 2011.

Stock Options

In February 2012, as part of Kraft ParentCo’s annual equity program, our eligible employees were granted 3.6 million stock options at an exercise price of $38.00. During the three months ended March 31, 2012, we issued 0.2 million of additional stock options with a weighted-average exercise price of $37.97 per share on the date of grant. In aggregate, we granted 3.8 million stock options during the three months ended March 31, 2012 at a weighted-average exercise price of $37.99.

Note 8.  Pension and Other Postemployment Benefit Plans

Our Participation in Kraft ParentCo Pension and Other Postemployment Benefit Plans

Kraft ParentCo provides defined benefit pension, postretirement health care, defined contribution, and multiemployer pension and medical benefits to our eligible employees and retirees.

Kraft ParentCo is responsible for the net benefit plan obligations associated with these plans. As such, these liabilities are not reflected in our condensed combined balance sheets. As of the anticipated Distribution Date, we expect to record the net benefit plan obligations related to these plans and reflect them on our balance sheet.

Our condensed combined statements of earnings include expense allocations for these benefits which were determined based on a review of personnel by business unit and based on allocations of corporate or other shared functional personnel. We consider the expense allocation methodology and results to be reasonable for all periods presented.

Total Kraft ParentCo benefit plan costs allocated to us were $133 million during the three months ended March 31, 2012 and $103 million during the three months ended March 31, 2011. These costs are reflected in our cost of sales and selling, general and administrative expenses. These costs were funded through intercompany transactions with Kraft ParentCo which are now reflected within the parent company investment equity balance.

Kraft ParentCo Defined Benefit Pension Plans

Substantially all of our retired U.S. and Canadian employees receive defined benefit pension benefits through various Kraft ParentCo pension plans. Eligible active employees will also receive defined benefit pension benefits through various Kraft ParentCo pension plans in both the United States and Canada upon retirement. Our allocated expenses in connection with these plans were $90 million during the three months ended March 31, 2012 and $61 million during the three months ended March 31, 2011.

Kraft ParentCo Postretirement Health Care Plans

Substantially all of our retired U.S. and Canadian employees receive health care and other benefits through various Kraft ParentCo postretirement health care benefit plans. Eligible active employees will also receive postretirement health care benefits through various Kraft ParentCo postretirement plans in both the United States and Canada upon retirement. Our allocated expenses in connection with these plans were $43 million during the three months ended March 31, 2012 and $42 million during the three months ended March 31, 2011.

Canadian Pension Plans

Certain plans in our Canadian operations (“Canadian Pension Plans”) are our direct obligations and have been recorded within our condensed combined financial statements.

Components of Net Pension Cost:

Net periodic pension cost consisted of the following for the three months ended March 31, 2012 and 2011:

	Canadian Pension Plans
	For the Three Months Ended March 31,
	2012	2011
	(in millions)
Service cost	$2	$2
Interest cost	6	6
Expected return on plan assets	(9)	(10)
Amortization:
Net loss from experience differences	5	3

Net pension cost	$4	$1

Employer Contributions:

During the three months ended March 31, 2012, we contributed $5 million to our Canadian Pension Plans. We make contributions to our pension plans, primarily, to the extent that they are tax deductible and do not generate an excise tax liability. Based on current tax law and minimum funding requirements, we plan to make further contributions of approximately $34 million to our Canadian Pension Plans during the remainder of 2012. Our actual contributions may be different due to many factors, including changes in tax and other benefit laws, significant differences between expected and actual pension asset performance or interest rates or other factors.

Postemployment Benefit Plans

Net postemployment costs for the three months ended March 31, 2012 and 2011 included:

	For the Three Months Ended March 31,
	2012	2011
	(in millions)
Service cost	$1	$1
Interest cost	—	—
Amortization of net (gains) / losses	—	—

Net postemployment cost	$1	$1

Note 9.  Financial Instruments

Fair Value of Derivative Instruments

Derivative instruments were recorded at fair value in the condensed combined balance sheets as of March 31, 2012 and December 31, 2011 as follows:

	March 31, 2012		December 31, 2011
	Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
	(in millions)
Derivatives designated as hedging instruments:
Commodity contracts	$8	$19	$9	$2
Foreign exchange contracts	1	1	3	—
Interest rate contracts	22	4	—	25

	$31	$24	$12	$27

Derivatives not designated as hedging instruments:
Commodity contracts	$52	$71	$50	$68

Total fair value	$83	$95	$62	$95

We include the fair value of our asset derivatives within other current assets and the fair value of our liability derivatives within other current liabilities.

The fair value of our derivative instruments at March 31, 2012 was determined using:

	Total Fair Value of Net Asset / (Liability)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in millions)
Commodity contracts	$(30)	$(33)	$3	$—
Interest rate contracts	18	—	18	—

Total derivatives	$(12)	$(33)	$21	$—

The fair value of our derivative instruments at December 31, 2011 was determined using:

	Total Fair Value of Net Asset / (Liability)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in millions)
Commodity contracts	$(11)	$(4)	$(7)	$—
Foreign exchange contracts	3	—	3	—
Interest rate contracts	(25)	—	(25)	—

Total derivatives	$(33)	$(4)	$(29)	$—

Level 2 financial assets and liabilities consist of commodity forwards, foreign exchange forwards and interest rate swaps. Commodity derivatives are valued using an income approach based on the observable market commodity index prices less the contract rate multiplied by the notional amount. Foreign currency contracts are valued using an income approach based on observable market forward rates less the contract rate multiplied by the notional amount. Our calculation of the fair value of interest rate swaps is derived from a discounted cash flow analysis based on the terms of the contract and the observable market interest rate curve. Our calculation of the fair value of financial instruments takes into consideration the risk of nonperformance, including counterparty credit risk.

Derivative Volume

The net notional values of our derivative instruments as of March 31, 2012 and December 31, 2011:

	March 31, 2012	December 31, 2011
	(in millions)
Commodity contracts	$796	$891
Foreign exchange contracts	197	59
Interest rate contracts	2,000	1,000

In November 2011, we executed interest rate derivatives with $1 billion notional value to lock in a portion of the interest expense we expect to incur with a future debt issuance. We executed interest rate derivatives for an additional $1 billion of notional value in March 2012 and another $1 billion in April 2012 to lock in a portion of the interest expense we expect to incur with future debt issuances.

Cash Flow Hedges

Cash flow hedge activity, net of income taxes, within accumulated other comprehensive earnings / (losses) included:

	For the Three Months Ended March 31,
	2012	2011
	(in millions)
Accumulated other comprehensive earnings / (losses) at January 1	$(18)	$32
Unrealized gain / (loss) in fair value	6	9
Transfer of realized (gains) / losses in fair value to earnings	8	(7)

Accumulated other comprehensive earnings / (losses) at March 31	$(4)	$34

The unrealized gains / (losses), net of income taxes, recognized in other comprehensive earnings were:

	For the Three Months Ended March 31,
	2012	2011
	(in millions)
Commodity contracts	$(19)	$17
Foreign exchange contracts	(2)	(8)
Interest rate contracts	27	—

Total	$6	$9

The gains / (losses), net of income taxes, reclassified from accumulated other comprehensive earnings / (losses) into earnings were:

	For the Three Months Ended March 31,
	2012	2011
	(in millions)
Commodity contracts	$(8)	$9
Foreign exchange contracts	—	(2)

Total	$(8)	$7

The gains / (losses) on ineffectiveness recognized in pre-tax earnings were:

	For the Three Months Ended March 31,
	2012	2011
	(in millions)
Commodity contracts	$(3)	$4

We record (i) the pre-tax gain or loss reclassified from accumulated other comprehensive earnings / (losses) into earnings, (ii) the gain or loss on ineffectiveness and (iii) the gain or loss on the amount excluded from effectiveness testing in:

•	cost of sales for commodity contracts;

•	cost of sales for foreign exchange contracts related to forecasted transactions; and

•	interest and other expense, net for interest rate contracts

Based on derivative contracts as of March 31, 2012 and the expected timing of forecasted transactions, we estimate unrealized losses of $15 million (net of taxes) for commodity cash flow hedges and immaterial unrealized gains for foreign currency cash flow hedges and interest rate cash flow hedges to be reclassified into earnings in the next 12 months.

As of March 31, 2012, we had hedged forecasted transactions for the following durations:

•	commodity transactions for periods not exceeding the next 18 months;

•	foreign currency transactions for periods not exceeding the next 12 months; and

•	interest rate transactions for periods not exceeding the next 30 years and 1 month.

Economic Hedges

Gains / (losses) recorded in earnings for economic hedges which are not designated as hedging instruments included:

	For the Three Months Ended March 31,		Location of Gain / (Loss) Recognized in Earnings
	2012	2011
	(in millions)
Commodity contracts	$(2)	$31	Cost of sales

Note 10.  Commitments and Contingencies

Legal Proceedings

We routinely are involved in legal proceedings, claims and governmental inspections or investigations arising in the ordinary course of our business.

On March 1, 2011, the Starbucks Coffee Company (“Starbucks”) took control of the Starbucks packaged coffee business (“Starbucks CPG business”) in grocery stores and other channels. Starbucks did so without our authorization and in what we contend is a violation and breach of our license and supply agreement with Starbucks related to the Starbucks CPG business. The dispute is pending arbitration in Chicago, Illinois. We are seeking appropriate remedies, including payment of the fair market value of the supply and license agreement, plus the premium this agreement specifies, prejudgment interest under New York law and attorney’s fees. Starbucks has counterclaimed for damages. On April 2, 2012, Starbucks and we exchanged expert reports regarding alleged damages on our respective claims. While the arbitration proceedings are subject to confidentiality, Starbucks has now publicly disclosed that it seeks damages of up to $62.9 million plus attorney’s fees. Starbucks also publicly stated that our expert valued the agreement at $1.9 billion and that applying the 35% premium and 9% interest provided for in the agreement, we would claim damages of up to $2.9 billion plus attorney’s fees. We continue to believe those amounts were confidential. The arbitration proceeding is set to begin on July 11, 2012. If the final determination of this dispute is not made prior to the date of the Spin-Off, we will continue prosecuting and defending the dispute. We will direct any recovery we are awarded in the arbitration proceeding to Kraft ParentCo. Kraft ParentCo will reimburse us for any costs and expenses we incur in connection with the arbitration proceeding following the Spin-Off. The results of the Starbucks CPG business were included primarily in our U.S. Beverages and Canada & N.A. Foodservice segments through March 1, 2011.

While we cannot predict with certainty the results of our dispute with Starbucks or any other legal matters in which we are currently involved, we do not expect that the ultimate costs to resolve any of these matters will have a material adverse effect on our financial results.

Third-Party Guarantees

We have third-party guarantees primarily covering the long-term obligations of our vendors. As part of those transactions, we guarantee that third parties will make contractual payments or achieve performance measures. At March 31, 2012, the carrying amount of our third-party guarantees on our condensed combined balance sheet and the maximum potential payment under these guarantees was $21 million. Substantially all of these guarantees expire at various times through 2018.

Note 11.  Segment Reporting

We manufacture and market food and beverage products, including convenient meals, refreshment beverages and coffee, cheese and other grocery products, primarily in the United States and Canada. We manage and report operating results through five reportable segments. Our reportable segments are U.S. Beverages, U.S. Cheese, U.S. Convenient Meals, U.S. Grocery and Canada & N.A. Foodservice. In conjunction with the Spin-Off, we now include the Planters and Corn Nuts businesses in our U.S. Grocery segment and our Puerto Rico and export operations within our Canada & N.A. Foodservice segment.

Management uses segment operating income to evaluate segment performance and allocate resources. We believe it is appropriate to disclose this measure to help investors analyze segment performance and trends. Segment operating income excludes unrealized gains and losses on hedging activities (which are a component of cost of sales), certain components of our U.S. pension plan costs (which is a component of cost of sales and selling, general and administrative expenses) and general corporate expenses (which are a component of selling, general and administrative expenses) for all periods presented. We exclude certain components of our U.S. pension plan costs from segment operating income because Kraft ParentCo centrally manages pension plan funding decisions and the determination of discount rate, expected rate of return on plan assets and other actuarial assumptions. Therefore, we allocate only the service cost component of our U.S. pension plan expense to segment operating income. We exclude the unrealized gains and losses on hedging activities from segment operating income in order to provide better transparency of our segment operating results. Once realized, the gains and losses on hedging activities are recorded within segment operating results. Furthermore, we centrally manage interest and other expense, net. Accordingly, we do not present these items by segment because they are excluded from the segment profitability measure that management reviews. We use the same accounting policies for the segments as those described in Note 2, “Summary of Significant Accounting Policies” to our audited combined financial statements as of December 31, 2011 and 2010 and for each of the three years ended December 31, 2011.

Our segment net revenues and earnings consisted of:

	For the Three Months Ended March 31,
	2012	2011
	(in millions)
Net revenues:
U.S. Beverages	$712	$825
U.S. Cheese	938	879
U.S. Convenient Meals	809	794
U.S. Grocery	1,089	1,018
Canada & N.A. Foodservice	905	889

Net revenues	$4,453	$4,405

	For the Three Months Ended March 31,
	2012	2011
	(in millions)
Earnings before income taxes:
Operating income:
U.S. Beverages	$98	$161
U.S. Cheese	167	134
U.S. Convenient Meals	93	105
U.S. Grocery	339	293
Canada & N.A. Foodservice	96	112
Unrealized gains / (losses) on hedging activities	1	(3)
Certain U.S. pension plan costs	(57)	(32)
General corporate expenses	(4)	(10)

Operating income	733	760
Interest and other expense, net	(2)	(2)
Royalty income from affiliates	12	10

Earnings before income taxes	$743	$768

On March 1, 2011, Starbucks took control of the Starbucks CPG business in grocery stores and other channels. Starbucks did so without our authorization and in what we contend is a violation and breach of our license and supply agreement with Starbucks related to the Starbucks CPG business. The dispute is pending arbitration in Chicago, Illinois. We are seeking appropriate remedies, including payment of the fair market value of the supply and license agreement, plus the premium this agreement specifies, prejudgment interest under New York law and attorney’s fees. Starbucks has counterclaimed for damages. The arbitration proceeding is set to begin on July 11, 2012. The results of the Starbucks CPG business were included primarily in our U.S. Beverages and Canada & N.A. Foodservice segments through March 1, 2011. See our discussion of legal proceedings within Note 10, “Commitments and Contingencies,” for additional information.

In connection with our 2012-2014 Restructuring Program, we recorded $55 million of restructuring charges during the three months ended March 31, 2012. We recorded these charges in operations, as a part of asset impairment and exit costs. See Note 5, “2012-2014 Restructuring Program,” for restructuring costs by segment.

Included within our segment results are intercompany sales with Kraft ParentCo subsidiaries which totaled $27 million in the three months ended March 31, 2012 and $24 million in the three months ended March 31, 2011.